As filed with the Securities and Exchange Commission on October 28 , 2010
Registration No. 333-154734

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.  4 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ANCHOR BANCORP
(Exact name of registrant as specified in its charter)

Washington	6036	26-3356075
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

601 Woodland Square Loop SE Lacey, Washington 98530 (360) 491-2250
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Breyer, Jr., Esquire Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value	6,101,250	$10.00	$61,012,500.00	$2,398.00

(1)
Estimated solely for purposes of calculating the registration fee.  As described in the prospectus, the actual number of shares to be issued and sold are subject to adjustment based upon the estimated pro forma market value of the registrant and market and financial conditions.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I – INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet showing the location in the Prospectus of the Items of Form S-1

Item 1.	Forepart of the Registration Statement and Outside Front Cover of Prospectus	Forepart of the Registration Statement; Outside Front Cover Page

Item 2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front Cover Page; Outside Back Cover Page

Item 3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Summary; Risk Factors

Item 4.	Use of Proceeds	How We Intend to Use the Proceeds From this Offering; Capitalization

Item 5.	Determination of Offering Price	The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

Item 6.	Dilution	*

Item 7.	Selling Security Holders	*

Item 8.	Plan of Distribution	The Conversion and Stock Offering

Item 9.	Description of Securities to be Registered	Description of Capital Stock of Anchor Bancorp

Item 10.	Interests of Named Experts and Counsel	Legal and Tax Opinions; Experts

Item 11.	Information with Respect to the Registrant

(a) Description of Business		Business of Anchor Bancorp; Business of Anchor Bank

(b) Description of Property		Business of Anchor Bank – Properties

(c) Legal Proceedings		Business of Anchor Bank – Legal Proceedings

(d) Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters		Outside Front Cover Page; Market for the Common Stock; Our Policy Regarding Dividends

(e) Financial Statements		Consolidated Financial Statements; Pro Forma Data

(f) Selected Financial Data		Selected Financial and Other Data

(g) Supplementary Financial Information		*

(h) Management’s Discussion and Analysis of Financial Condition and Results of Operations		Management’s Discussion and Analysis of Financial Condition and Results of Operations

(i) Changes in and Disagreements with Accountants on Accounting and Financial Disclosure		*

I - 1

(j) Quantitative and Qualitative Disclosures About Market Risk		Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management and Market Risk

(k) Directors, Executive Officers, Promoters and Control Persons		Management

(l) Executive Compensation		Management – Executive Compensation; Management – Benefits

(m) Security Ownership of Certain Beneficial Owners and Management		*

(n) Certain Relationships and Related Transactions		Management – Loans and Other Transactions with Officers and Directors

Item 12.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Part II, Item 17

*Item is omitted because answer is negative or item inapplicable.

I - 2

PROSPECTUS
Up to 3,450,000 Shares of Common Stock
(Subject to increase to up to 3,967,500 shares)
Anchor Bancorp
(Proposed Holding Company for Anchor Bank)

We are offering up to 3,450,000 shares of our common stock for sale in connection with our conversion from the mutual to stock form of organization. As part of the conversion, Anchor Bank will become our wholly-owned subsidiary. We may increase the maximum number of shares that we sell in the offering by up to 15%, to 3,967,500 shares, as a result of the demand for shares or changes in market and financial conditions. The shares of our common stock are being offered for sale at a price of $10.00 per share. We expect our common stock will be listed on the Nasdaq Global Select Market under the symbol [“ANCB”].

We are offering these shares for sale first to our depositors and other eligible subscribers in a subscription offering. Concurrently with or immediately after the subscription offering, any shares not subscribed for in the subscription offering will be offered to the general public in a direct community offering and/or a syndicated community offering (collectively referred to as the “offering”). In order to complete the offering, we must sell, in the aggregate, at least 2,550,000 shares. The minimum purchase is 25 shares. The subscription offering is scheduled to end at 12:00 Noon, Pacific time, on ______ __, 2010. However, we may extend this expiration date, without notice to you, until______ __, 2010, unless the Washington Department of Financial Institutions approves a later date, which may not be extended beyond ______ __, 20__. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond ______ __, 2010. If the offering is extended beyond ______ __, 2010, subscribers will have the right to modify or rescind their purchase orders. Anchor Bancorp will hold all subscribers’ funds received before the completion of the conversion in a segregated account at Anchor Bank or, at our discretion, at an independent insured depository institution until the conversion is completed or terminated. We will pay interest on all funds received at a rate equal to Anchor Bank’s passbook (statement savings) rate, which is currently ___% per annum. Funds will be returned promptly with interest if the conversion is terminated.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 1.

TERMS OF THE OFFERING
Price Per Share: $10.00; Minimum Subscription: 25 shares or $250

	Minimum	Maximum	Maximum, as adjusted (1)

Number of Shares	2,550,000	3,450,000	3,967,500
Gross offering proceeds	$25,500,000	$34,500,000	$39,675,000
Selling Agent Fees and Expenses	461,700	548,100	597,780
Other expenses	1,100,000	1,100,000	1,100,000
Net Proceeds to Anchor Bancorp.	$23,938,300	$32,851,900	$37,977,220
Net Proceeds Per Share	$9.39	$9.52	$9.57

(1)
For information regarding selling agent fees to be paid to Keefe, Bruyette & Woods, Inc., including the assumptions regarding the number of shares sold in the offering that we used to determine the estimated offering expenses, see “Pro Forma Data” and “The Conversion – Marketing Arrangements.”

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Washington Department of Financial Institutions, the Federal Deposit Insurance Corporation nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For information on how to subscribe, call the stock information center at (877) __-____.

KEEFE, BRUYETTE & WOODS

______ __, 2010

ANCHOR BANK

Banking beyond the ordinary.

★ **ADMINISTRATIVE OFFICES:** 100 West First Street, Aberdeen, WA 98520

BRANCH OFFICES

Aberdeen
120 N. Broadway
Aberdeen, WA 98520

Centralia
604 S. Tower
Centralia, WA 98520

Chehalis
1601 NW Louisiana Ave.
Chehalis, WA 98531

Elma
216 S. Third Street
Elma, WA 98541

Hoquiam
701 Simpson Avenue
Hoquiam, WA 98550

Lacey
601 Woodland Sq. Loop SE
Lacey, WA 98503

Montesano
301 Pioneer Ave., East
Montesano, WA 98563

Ocean Shores
795 Pt. Brown Avenue, NW
Ocean Shores, WA 98569

Olympia
2610 Harrison Avenue West
Olympia, WA 98507

Puyallup
16502 Meridian Avenue, E
Suite B
Pauyallup, WA 98375

Shelton
100 E Wallace Kneeland Blvd.
Shelton, WA 98584

Vancouver SE
430 SE 192nd Avenue
Vancouver, WA 98683
(Scheduled to be closed January 2011)

Westport
915 N Montesano
Westport, WA 98595

Yelm
17100 State Rte. 507 SE
Yelm, WA 98597

LOAN OFFICE

Vancouver
108 SE 124th Avenue
Suite 3
Vancouver, WA 9868

Seattle
Tacoma
Olympia
WASHINGTON
Grays Harbor County
Shelton
Puyallup
Ocean Shores
Hoquiam
Elma
Montesano
Olympia (2)
Lacy
Yelm
Aberdeen(2)
Westport
Pierce County
Thurston County
Centralia
Chehalis
Lewis County
Clark County
OREGON
Vancouver (2)
Portland

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Anchor Bancorp and its subsidiaries may change after the date of this prospectus. Delivery of this prospectus and the sales of shares made hereunder does not mean otherwise.

SUMMARY

    This summary provides an overview of the key material aspects of the stock offering as described in more detail elsewhere in this prospectus and may not contain all the information that is important to you. To completely understand the stock offering, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “The Conversion” and the consolidated financial statements and the notes to the consolidated financial statements beginning on page F-1, before making a decision to invest in our common stock.

Overview

   As part of the conversion to stock ownership, Anchor Bancorp is conducting this offering of between 2,550,000 and 3,450,000 shares of common stock because we currently do not meet the minimum capital requirements included in an Order to Cease and Desist, or Order, issued, with our consent, on August 12, 2009 by the Federal Deposit Insurance Corporation, or FDIC, and the State of Washington Department of Financial Institutions, or DFI. Thus, our primary reason for conducting this offering is to raise capital to meet the minimum capital requirements set forth in the Order. In addition to strengthening  Anchor Bank’s capital position, the offering will also  permit future managed increases in earning assets. We may increase the maximum number of shares that we sell in the offering by up to 15% to 3,967,500 shares, as a result of the demand for shares or changes in market and financial conditions. The offering includes a subscription offering in which certain persons, including depositors of Anchor Bank, have prioritized subscription rights. There are limitations on how many shares a person may purchase. The amount of capital being raised is based on an appraisal of Anchor Bancorp and a decision by management to offer all of our shares of common stock to the public. Most of the terms and requirements of this offering are required by the requirements of the Washington State Department of Financial Institutions, or DFI. The same directors and certain officers who manage Anchor Bank will manage Anchor Bancorp.

    The following tables show how many shares of common stock that may be issued in the offering and subsequently issued.

	Shares to be sold to the public in this offering		Shares to be sold to the employee stock ownership plan (2)		Shares proposed to be sold to directors and officers		Total shares of common stock to be outstanding after the offering
	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	%

Minimum	2,367,000	92.8%	102,000	4.0%	81,000	3.2%	2,550,000	100.00%
Midpoint	2,799,000	92.3	120,000	4.0	81,000	2.7	3,000,000	100.00
Maximum	3,231,000	93.7	138,000	4.0	81,000	2.3	3,450,000	100.00
Maximum, as adjusted	3,727,800	94.0	158,700	4.0	81,000	2.0	3,967,500	100.00

(1)	As a percentage of total shares outstanding after the offering.
(2)	Assumes 4% of the shares sold in the conversion are sold to the employee stock ownership plan in the offering.

        At this time, we do not intend on adopting and implementing any stock-based incentive plans for our executive officers and directors. In the future, we may consider the adoption of a stock option plan and a restricted stock plan subject to the non-objection of the FDIC and DFI and approval of our shareholders.

The Companies:

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
(360) 491-2250

Anchor Bancorp is a newly formed Washington corporation that will hold all of the outstanding shares of Anchor Bank following the conversion to stock ownership. Anchor Bancorp is conducting the stock offering in connection with the conversion of Anchor Bank from the mutual to the stock form of organization. Following the

i

completion of the offering, Anchor Bancorp will be the bank holding company of Anchor Bank and its primary regulator will be the Board of Governors of the Federal Reserve System, or the Federal Reserve.

Anchor Mutual Savings Bank
120 N. Broadway
Aberdeen, Washington 98520
(360) 532-6222

Anchor Mutual Savings Bank is a Washington chartered mutual savings bank and upon completion of the conversion will be the wholly-owned subsidiary of Anchor Bancorp. Anchor Bank was organized in 1907 as a Washington state chartered savings and loan association, converted to a federal mutual savings and loan association in 1935, and converted to a Washington state chartered mutual savings bank in 1990. As a mutual savings bank, Anchor Mutual Savings Bank has a board of trustees that oversees its activities. Following the conversion, Anchor Mutual Savings Bank’s existing board of trustees will continue as a board of directors. Also in connection with the conversion, Anchor Mutual Savings Bank is changing its name to “Anchor Bank.” For purposes of this prospectus, references herein to the board of directors also include the board of trustees of Anchor Mutual Savings Bank in its present mutual form, and references to Anchor Bank also include the institution in its present mutual form.

Anchor Bank is a community-based savings bank primarily serving Western Washington through our 15 full-service banking offices (including five Wal-Mart store locations) and one loan production office located within Grays Harbor, Thurston, Lewis, Pierce, Mason and Clark counties, Washington. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers, however , at June 30, 2010, 89.5% of our loans were collateralized by real estate . Historically, lending activities have been primarily directed toward the origination of one- to four-family residential construction, commercial real estate and consumer loans. Since 1990, we have also offered commercial real estate loans and multi-family loans primarily in Western Washington. To an increasing extent in recent years, lending activities have also included the origination of residential construction loans through brokers, in particular within the Portland, Oregon metropolitan area and increased reliance on non-deposit sources of funds.

Anchor Bank is a member of the Federal Home Loan Bank System and its deposits are insured by the FDIC up to applicable limits. Anchor Bank is subject to comprehensive regulation, examination and supervision by the DFI, and the FDIC. At June 30, 2010, we had total assets of $544.8 million, deposits of $355.8 million and equity of $44.7 million. Anchor Bank maintains a website at www.anchornetbank.com. Upon completion of the subscription offering on _______ __, 2010, the website will provide an update on the status of the offering. The information on our website is not part of this prospectus.

       For the years ended June 30, 2010, 2009 and 2008, Anchor Bank recorded net income of $420,000, a net loss of $20.3 million and net income of $786,000, respectively. As a result of the losses in the years ended June 30, 2010 and 2009, there were tax benefits; our loss before tax benefit in the years ended June 30, 2010 and 2009 was $2.5 million and $23.2 million, respectively. For the year ended June 30, 2008, we recorded net income before tax benefit of $784,000. For the years ended June 30, 2007 and 2006 Anchor Bank recorded net income of $3.8 million and $3.9 million, respectively. Since the latter half of 2007, depressed economic conditions have prevailed in portions of the United States, including our market area of Western Washington and the Portland, Oregon metropolitan area, which have experienced substantial home price declines, lower levels of existing home sale activity, increased foreclosures and above average unemployment rates. Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in our six-county market area was $183,000, a 24% decline compared to the quarter ended September 30, 2007. In addition, existing home sales in our six-county market area for the quarter ended March 31, 2010 declined by 41% compared to the quarter ended September 30, 2007. Using data from the FDIC, foreclosures as a percentage of all mortgage loans in the State of Washington increased from approximately 0.32% as of September 2007 to approximately 0.59% as of September 2009 and increased to 0.83% for June 2010. According to the Department of Labor, the average unemployment rate in the counties in our market area averaged 10.6% during June 2010, an increase from an average of 5.1% during September 2007. These unemployment rates are higher than the national unemployment rates of 9.5% and 4.5%, as of June 2010 and September 2007, respectively. For additional information regarding the economic conditions of our market area, see “Business of Anchor Bank – Market Area.” As a result, we have experienced a decline in the values of real estate collateral supporting our construction real estate and land acquisition and development loans, and experienced increased loan delinquencies and defaults. From June 30, 2007 to June 30, 2009, non-performing assets to total assets decreased from 0.3% to 9.5% of assets. At June 30, 2010, non-performing assets totaled $35.2 million, or 6.5% of total assets, including $19.8 million in non-accruing loans delinquent for 90 days or more, $886,000 of accruing loans that were past maturity and $14.6 million in real estate owned assets. In addition, at June 30, 2010, Anchor Bank had $13.5 million in troubled debt restructurings and $7.8 million in loans delinquent from 30 to 89 days. At June 30, 2010, our construction loan portfolio accounted for 71.6% of our non-accruing and accruing loans contractually past due 90 days or more on such date.

Cease and Desist Order

       Primarily because of its increased level of non-performing assets, reduced capital position and pre-tax operating losses in 2010 and 2009, on August 12, 2009, Anchor Bank became subject to an Order to Cease and Desist, or Order, issued with its consent, by the FDIC and DFI because they had reason to believe that Anchor Bank had engaged in unsafe and unsound banking practices and violations of law and/or regulations . The Order is a formal corrective action pursuant to which Anchor Bank has agreed to take certain measures in the areas of capital, loan loss allowance determination, risk management, liquidity management, board oversight and monitoring of compliance, and imposes certain operating restrictions on Anchor Bank.  In particular, under the Order, Anchor Bank has agreed to desist from operating with (i) management whose policies and practices are detrimental to Anchor Bank and with a board of trustees providing inadequate supervision and direction to the management of Anchor Bank; (ii) inadequate capital, loan valuation reserves and liquidity resources; (iii) unsatisfactory lending and collection practices and (iv) a large volume of poor quality loans or in a manner as to  produce operating losses.

The material provisions of the Order require Anchor Bank to:

●	retain qualified management of the Bank;

●	increase in connection with its mutual to stock conversion, and subsequently maintain, Tier 1 capital in an amount equal to or exceeding 10% of the Bank’s total assets by M ay 2010;

●	enhance its practices and written policies for determining the adequacy of the allowance for loan and lease losses;

●	eliminate loans classified as Loss at its regulatory examination, and reduce the loans classified as Substandard and/or Doubtful as a percent of capital;

●	not extend additional credit to borrowers whose loan had been classified as Loss or Doubtful and is uncollected;

●	develop a plan to reduce delinquent loans and enhance its collection practices to provide effective guidance and control over the Bank’s lending function;

●	develop a plan to reduce the amount of commercial real estate and acquisition, development and construction loans;

●	develop a three year strategic plan outlining specific goals for loans, investments and deposits, acceptable to the FDIC;

●	develop and implement a written profit plan acceptable to the FDIC;

●	enhance its written funds management and liquidity policy and maintain a liquidity ratio of 15% ;

●	not increase brokered deposits unless approved by the FDIC;

●	develop, adopt and implement a written policy regarding the relationship between Anchor Bank and its affiliates; and

●	prepare and submit quarterly progress reports to the FDIC and the DFI.

Management and the board of trustees have been taking action and implementing programs to comply with the requirements of the Order.  In particular, the board of trustees has increased its participation in the affairs of Anchor Bank and assumed full responsibility for the formulation and monitoring of its policies and objectives, including the development and implementation of actions, plans, policies and procedures to improve Anchor Bank’s operations and financial condition as required by the Order. In addition, we also have added experienced personnel to the department that monitors our loans to enable us to better identify problem loans in a timely manner and reduce our exposure to further deterioration in asset quality. Since the Order was issued, we have been successful in reducing our classified loans as loans classified as Loss have been charged off, and loans classified as Substandard or Doubtful have decreased from 93.2% of total risk based capital as of December 31, 2008 to 36.2% at June 30, 2010.  In addition, we have improved our collection practices that resulted in a reduction of delinquent loans from $66.1 million at December 31, 2008 to $28.5 million at June 30, 2010.

Anchor Bank believes that it is in compliance with the requirements set forth in the Order, other than as discussed below:

Capital. The Order requires Anchor Bank to attain a 10% Tier 1 capital requirement. Absent this heightened capital requirement imposed by the FDIC and DFI, Anchor Bank’s Tier 1 capital requirement would be 4%. At June 30, 2010, Anchor Bank’s Tier 1 capital amounted to 7.60%, which was 2.40%, or $13.3 million below the 10.0% requirement of the Order. This mutual to stock conversion is being undertaken, in part, to comply with the capital requirements under the Order, strengthen Anchor Bank’s capital position and to permit future managed increases in earning assets. Based on the minimum of the offering range, Anchor Bank expects its Tier 1 capital to be $62.7 million, or $5.1 million in excess of the 10.0% requirement of the Order and $39.6 million in excess of the anticipated 4% Tier 1 capital requirement assuming the Order is lifted after consummation of this offering. See the table included in “Anchor Bank’s Regulatory Capital Requirements” for information regarding Anchor Bank’s compliance with the minimum regulatory capital requirement and the enhanced capital requirement under the Order.

In the event that Anchor Bank is not able to raise sufficient capital to comply with the 10% Tier 1 capital requirement in the Order, Anchor Bank will continue to reduce its asset size, and monitor closely its expenses to improve its operating results, including evaluating its branch structure and closing unprofitable facilities and reducing the number of its employees.

Commercial Real Estate Concentration. The Order requires Anchor Bank to establish a plan to reduce its concentration of commercial real estate loans and acquisition development and construction loans to 300% of total risked based capital. The plan adopted by Anchor Bank provides that this concentration will be reduced to 300% by June 30, 2011. At June 30, 2010, Anchor Bank’s concentration of such loans was 378.9% and at September 30, 2010 had declined to 353.4%. Anchor Bank is currently in compliance with its plan, however, the regulatory agencies have the ability, as part of the examination process, to require Anchor Bank to achieve earlier compliance with the 300% of total risk based capital.

Liquidity. The Order requires Anchor Bank to establish a liquidity and funds management policy that includes specific provisions to maintain a liquidity ratio of at least 15%. Anchor Bank has established a liquidity and funds management policy that is acceptable to the FDIC and DFI to achieve and maintain a liquidity ratio of at least 15%. Anchor Bank’s liquidity ratio was 18.1% at June 30, 2010 and 19.4% at September 30, 2010, which is in excess of the 15% required by the Order.

The Order also requires that Anchor Bank establish a plan to reduce its non-core funding dependency ratio to not more than 25%. The plan adopted by Anchor Bank to reduce its net non-core funding dependence will be decreased to 25% by June 2012. At June 30, 2010, Anchor Bank’s net non-core funding dependence was 41.5% and at September 30, 2010 had declined to 39.0%. Anchor Bank is currently in compliance with its plan, however, the regulatory agencies have the ability, as part of the examination process, to require Anchor Bank to achieve earlier compliance with the 25% of net non-core funding dependence.

Classified Assets. The Order requires Anchor Bank to reduce classified assets to 30% of capital. At June 30, 2010, Anchor Bank had reduced it classified assets to 38.6% of capital and at September 30, 2010 had declined to 34.7%. Anchor Bank is working to reduce its classified assets to 30% of capital to comply with the provisions of the Order.

Brokered Deposits. The Order prohibits Anchor Bank from soliciting, retaining or rolling over brokered deposits. During the FDIC’s examination in September 2010, the FDIC identified two deposit products offered by Anchor Bank that the FDIC determined were brokered deposits. The terms of these two deposit products were immediately revised by Anchor Bank. As of September 30, 2010, brokered deposits retained by Anchor Bank had been reduced to $16.7 million and there has not been any rollover of brokered deposits since the date of the Order.

        Anchor Bank believes that the additional capital raised in the mutual to stock conversion will further enable it to achieve compliance with the foregoing requirements. If our financial condition or performance weakens further, we may be subject to more severe future regulatory enforcement actions, which include, among others, the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to direct an increase in capital, to remove officers and/or directors, to assess civil monetary penalties or to enforce the Order through court proceedings. As a result of the Order, we are subject to certain business limitations, including our ability to retain executive officers and directors, extending credit, extending additional credit to any loan that has been adversely classified and is uncollected, significant limitations in our flexibility to make commercial real estate and acquisition and development construction loans and utilizing brokered deposits.   For additional details regarding the Order, see “Risk Factors -Risks Related to Our Business - We are subject to increased regulatory scrutiny and are subject to certain business limitations. Further, we may be subject to more severe future regulatory enforcement actions if our financial condition or performance weakens further.”

Operating Strategy

In response to  our financial challenges and the Order , we have taken and are continuing to take a number of actions aimed at preserving existing capital, reducing our lending concentrations and associated capital requirements, and increasing liquidity. The tactical actions we have taken to date include, but are not limited to: focusing on reducing the amount of non-performing assets, adjusting our balance sheet by reducing loan receivables, selling and securitizing loans, investment securities and real estate owned, reducing brokered deposits, and reducing personnel and controllable operating costs. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the community-oriented customer service that has characterized our success to date.

Our focus is on managing our problem assets, increasing our higher-yielding assets (in particular commercial business loans), increasing our core deposit balances, reducing expenses, and retaining experienced employees with a commercial lending focus. We seek to achieve these results by focusing on the following objectives:

    Focusing on Asset Quality.We have de-emphasized new loan originations for investment purposes to focus on monitoring existing performing loans, resolving non-performing loans and selling foreclosed assets. We have aggressively sought to reduce our level of non-performing assets through write-downs, collections, modifications and sales of non-performing loans and the sale of properties once they become real estate owned. We have taken proactive steps to resolve our non-performing loans, including negotiating repayment plans, forbearances, loan modifications and loan extensions with our borrowers when appropriate, and accepting short payoffs on delinquent loans, particularly when such payoffs result in a smaller loss to us than foreclosure. We also have added experienced

v

personnel to the department that monitors our loans to enable us to better identify problem loans in a timely manner and reduce our exposure to a further deterioration in asset quality, including a new Chief Lending Officer in 2008 and a new Credit Administration Officer in 2009. During the latter part of fiscal 2007, as part of management’s decision to reduce the risk profile of our loan portfolio, we implemented more stringent underwriting guidelines and procedures. Prior to this time our underwriting emphasis with respect to commercial real estate, multi-family and construction loans focused heavily on the value of the collateral securing the loan, with less emphasis placed on the borrower’s debt servicing capacity or other credit factors. Our revised underwriting guidelines place greater emphasis on the borrower’s credit, debt service coverage and cash flows as well as on collateral appraisals. Additionally, our policies with respect to loan extensions became more conservative than our previous policies, and now require that a review of all relevant factors, including loan terms, the condition of the security property, market changes and trends that may affect the security property and financial condition of the borrower conform to our revised underwriting guidelines and that the extension be in our best interest.

Improving our Earnings by Expanding Our Product Offerings. We intend to prudently increase the percentage of our assets consisting of higher-yielding commercial business loans, which offer higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations.  At June 30, 2010 our commercial business loans totaled $21.7 million, or 5.3% of our total loan portfolio. We also intend to selectively add additional products to further diversify revenue sources and to capture more of each customer’s banking relationship by cross selling our loan and deposit products and additional services to our customers such as electronic invoicing and payroll services for our business customers.

Attracting Core Deposits and Other Deposit Products. Our strategic focus after this offering will be to emphasize total relationship banking with our customers to increase core deposits to internally fund our loan growth. We believe that by focusing on customer relationships, our level of core deposits and locally-based retail certificates of deposit will increase.

As a result of the Order, however, we are focused on reducing our reliance on other wholesale funding sources such as brokered deposits and reducing our asset size for the purpose of preserving capital and to facilitate our efforts in complying with the requirements of the Order. During the year ended June 30, 2010, our deposits decreased by $115.9 million. This decrease included a $63.0 million decline in brokered deposits as part of our strategy to reduce our reliance on wholesale funding sources. This decline also resulted from a $46.8 million decrease in money market accounts in connection with the expiration of a special promotion where we offered an above-market interest rate. In connection with this program, we were able to retain $17.4 million of the money market accounts as core deposits.

Continued Expense Control. Beginning in fiscal 2009 and continuing into fiscal 2010, management has undertaken several initiatives to reduce noninterest expense and will continue to make it a priority to identify cost savings opportunities throughout all phases of our operations. Beginning in fiscal 2009, we instituted expense control measures such as reducing staff, eliminating Anchor Bank’s discretionary matching contribution to its 401(k) plan, reducing most marketing expenses and charitable contributions, cancelling certain projects and capital purchases, and reducing travel and entertainment expenditures. We have also reduced our number of full-time equivalent employees from 194 at September 30, 2008 to 157 at June 30, 2010. During fiscal 2009, four in store Wal-Mart branch offices were closed as a result of their failure to meet our required growth standards. Subsequent to June 30, 2010, one additional in store Wal-Mart branch office was closed and we plan to close the Vancouver, Washington Wal-Mart branch office in January 2011 . The reduction in personnel, cost savings and closure of offices, will result in savings of approximately $1.8 million per year from the closure of these six offices . Notwithstanding these initiatives, our efforts to reduce non-interest expense have been adversely affected by the $1.3 million annual increase in our FDIC insurance premiums beginning in fiscal 2009 and increases of

$599,000 and $2.4 million in real estate owned expense during fiscal 2009 and 2010, respectively. Despite these significant increases, non-interest expense decreased by $409,000 or 1.6% during fiscal 2010.

Retaining Experienced Personnel with a Focus on Relationship Banking. Our ability to continue to retain banking professionals with strong community relationships and significant knowledge of our markets will be a key to our success. We believe that we enhance our market position and add profitable growth opportunities by focusing on retaining experienced bankers who are established in their communities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete with other financial service providers by relying on the strength of our customer service and relationship banking approach.

Disciplined Franchise Expansion. Currently we cannot increase our asset size because of the capital and other requirements of the Order. As a result of these requirements, we have instead reduced our asset size to facilitate our efforts to comply with the Order and to preserve our capital. Once the Order is lifted,  we anticipate modest organic growth as the proceeds of this offering will result in additional regulatory capital in excess of our anticipated capital requirements. We will seek to increase our loan originations and core deposits through targeted marketing efforts designed to take advantage of the opportunities being created as a result of the consolidation of financial institutions that is occurring in our market area.

The Conversion

We do not have public shareholders in our current mutual form of ownership. Our depositors currently have the right to vote on certain matters, such as the conversion. The stock form will give us more flexibility to increase our capital position. Other than the implementation of the employee stock ownership plan, we do not have any plans to implement any stock-based compensation plans for our executive officers and directors. Following the conversion, voting rights in Anchor Bancorp will be vested solely in the public shareholders. See “Anchor Bank’s Conversion - Our Reasons for the Conversion.”

This chart shows our structure after the conversion and offering:

Public Shareholders 100%

Anchor Bancorp

Anchor Bank

Terms of the Offering

We are offering between 2,550,000 and 3,450,000 shares of common stock to those with subscription rights in the following order of priority:

(1)	Depositors who held at least $50 with us on June 30, 2007.

(2)	The Anchor Bancorp employee stock ownership plan.

(3)	Depositors who held at least $50 with us on _______, 2010.

(4)	Depositors and borrowers with us as of ____ ___, 2010 to the extent not already included in a prior category.

We may increase the maximum number of shares that we sell in the offering by up to 15% to 3,967,500 shares as a result of market demand, regulatory considerations or changes in financial conditions with the approval of the FDIC and DFI and without any notice to you. If we increase the offering, you will not have the opportunity to change or cancel your stock order. The offering price is $10.00 per share. All purchasers will pay the same purchase price per share. No commission will be charged to purchasers in the offering.

If we receive subscriptions for more shares than are to be sold in the subscription offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. Any shares remaining will be allocated in the order of priorities described above. Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering with a preference to natural persons residing in Grays Harbor, Thurston, Lewis, Pierce, Mason and Clark counties, Washington and, if necessary, a syndicated community offering. The direct community offering, if any, shall begin at the same time as, during or promptly after the subscription offering. See “The Conversion – Subscription Offering and Subscription Rights,” “– Direct Community Offering” and “– Syndicated Community Offering.”

Keefe, Bruyette & Woods, Inc., our financial advisor and selling agent in connection with the offering, will use its best efforts to assist us in selling our common stock in the offering. Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares of common stock in the offering. For further information about the role of Keefe, Bruyette & Woods, Inc. in the offering, see “The Conversion – Marketing Arrangements.”

Reasons for the Conversion and Offering

The primary reasons for the conversion and our decision to conduct the offering are to:

●	increase our capital to support future growth; and

●	provide us with greater operating flexibility and allow us to better compete with other financial institutions.

The conversion and the capital raised in the offering are expected to:

●	give us the financial strength to comply with the Order and to grow our bank;

●	better enable us to serve our customers in our market area;

●	support our emphasis on commercial business and one- to four-family residential lending and the development of new products and services; and

●	structure our business in a form that will enable us to access the capital markets.

How We Determined the Offering Range and the $10.00 Price Per Share

The offering range is based on an independent appraisal of the market value of the common stock to be issued in the offering. RP Financial, LC., an appraisal firm experienced in appraisals of financial institutions, has advised us that, as of August 20, 2010, the estimated pro forma market value of our common stock ranges from a minimum of $25.5 million to a maximum of $34.5 million, with a midpoint of $30.0 million. Based on this valuation range, the percentage of Anchor Bank’s common stock owned by Anchor Bancorp and the $10.00 price per share, the respective boards of directors of Anchor Bancorp and Anchor Bank, determined to offer shares of Anchor Bancorp’s common stock ranging from a minimum of 2,550,000 shares to a maximum of 3,450,000 shares, with a midpoint of 3,000,000 shares. The pro forma market value can be adjusted upward by us subsequent to the expiration date of the offering and prior to closing to reflect the demand for shares in the offering or changes in market and financial conditions without the resolicitation of subscribers if supported by an appropriate change in our independent appraisal and the approval of the DFI and the FDIC. At the adjusted maximum, the estimated pro forma market value of Anchor Bancorp’s common stock would be $39.7 million and the number of shares issued would equal 3,967,500 shares.

The independent appraisal was based in part on our financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of common stock in the offering, and an analysis of a peer group of companies that RP Financial considered comparable to us. The peer group shown below, consists of 10 publicly traded savings institutions, includes companies that range in asset size from $438 million to $975 million, have market capitalizations that range from $5.13 million to $50.3 million, and have been in fully converted form for more than one year. The basis for selecting the peer group includes a number of financial, organization and other criteria. Only thrift institutions are considered for the peer group and the institutions must be listed on a national exchange, or be listed on NASDAQ. In addition, the institution must not be subject to an announced acquisition, must be in fully-converted form, and have been in public form for at least 12 months. Financial characteristics utilized in the selection of the peer group include, among others, asset size, ratios of non-performing assets, and equity/assets ratios.

Peer Group	State	Assets	Last Twelve Months (“LTM”) Net Income (Loss)
	(In Millions)
Broadway Financial Corp.	CA	$552	$(5.3)
Community Financial Corp.	VA	552	3.9
First Clover Leaf Financial Corp.	IL	563	1.2
First Community Bank Corp.	FL	516	(15.9)
First PacTrust Bancorp, Inc.	CA	881	(0.7)
HMN Financial, Inc.	MN	975	(8.6)
PVF Capital Corp.	OH	889	(3.7)
Riverview Bancorp, Inc.	WA	863	(4.0)
Timberland Bancorp, Inc.	WA	732	(2.4)
WSB Holdings, Inc.	MD	418	(6.3)

As indicated in the table, a majority of the peer group companies are located in the State of Washington or other Western or Midwestern states.

The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the financial statements of Anchor Bank. RP Financial also considered the following factors, among others:

●	the present results and financial condition of Anchor Bank;

●	the economic and demographic conditions in Anchor Bank’s existing market area;

●	certain historical, financial and other information relating to Anchor Bank;

●
a comparative evaluation of the operating and financial characteristics of Anchor Bank with the peer group companies, which are headquartered in the states of Washington (two companies), California (two companies),Virginia, Illinois, Florida, Minnesota, Ohio and Maryland (one company);

●	the impact of the conversion and the offering on Anchor Bancorp’s equity and earnings potential;

●	the proposed dividend policy of Anchor Bancorp; and

●	the trading market for the securities of the peer group institutions and general conditions in the stock market for the peer group institutions and all publicly traded thrift institutions.

RP Financial’s independent valuation will be updated before we complete our offering.

The following table presents a summary of selected pricing ratios for the companies comprising the peer group used by RP Financial in its independent appraisal report dated August 20, 2010 and the pro forma pricing ratios for us, as calculated in the tables beginning on page 27 in the section of this prospectus entitled “Pro Forma Data.” Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 0.70% on a price-to-book value basis and a discount of 5.1% on a price-to-tangible book value basis. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 5.2% on a price-to-book value basis and a premium of 0.3% on a price-to-tangible book value basis. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial impact of the conversion and offering and RP Financial’s analysis of the results of operations and financial condition of Anchor Bancorp compared to the peer group. These discounts were deemed appropriate by RP Financial based on a comparison of financial and other characteristics between Anchor Bancorp and the peer group companies.

	Price-to-earnings multiple		Price-to-book value ratio	Price-to-tangible book value ratio
Anchor Bancorp
Minimum of offering range	38.46	x	37.72%	37.72%
Midpoint of offering range	41.67		41.74	41.74
Maximum of offering range	45.45		45.31	45.31
Maximum of offering range, as adjusted	50.00		48.95	48.95

Valuation of peer group companies using stock market prices as of August 20, 2010(1)
Average	5.90		41.45	43.98
Median	5.90		39.67	41.62

(1)
Reflects earnings for the most recent twelve-month period for which data were publicly available (June 30, 2010) for all peer group members. Only one peer group member reported meaningful price/earnings ratios.

The independent appraisal is not necessarily indicative of post-offering trading value. You should not assume or expect that the valuation of Anchor Bancorp as indicated above means that the common stock will trade at or above the $10.00 purchase price after the offering is completed.

The independent appraisal will be updated before we complete the conversion. Any changes in the appraisal would be subject to the approval of the DFI and the FDIC. The estimated pro forma market value of Anchor Bancorp may be increased by up to 15%, up to $ 39.7 million. See “Pro Forma Data.”

After-Market Performance Information Provided by the Independent Appraiser

The following table, prepared by our independent appraiser, presents for all conversions that began trading from January 1, 2009 to August 20, 2010, the percentage change in the trading price from the initial trading date of the offering to the dates shown in the table. The table also presents the average and median trading prices and percentage change in trading prices for the same dates. This information relates to stock performance experienced by other companies that may have no similarities to us with regard to market capitalization, offering size, earnings quality and growth potential, among other factors.

The table is not intended to indicate how our common stock may perform. Data represented in the table reflects a small number of transactions and is not indicative of general stock market performance trends or of price performance trends of companies that undergo conversions. Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies. There can be no assurance that our stock price will appreciate or that our stock price will not trade below $10.00 per share. The movement of any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and

x

quality of the company’s assets, the company’s market area and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases). In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions and the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, please carefully read this prospectus, including “Risk Factors.”

After Market Trading Activity
Initial Stock Offerings - Standard Conversions
Completed Closing Dates between January 1, 2009 and August 20, 2010

			Price Performance from Initial Trading Date
							Through
		Conversion	Net Income	% Change	% Change	% Change	August 20,
Institution (Ticker)	Exchange	Date	(Loss) LTM	1 Day	1 Week	1 Month	2010
			(In millions)
Peoples Fed Banchares, Inc. (PEOP)	NASDAQ	7/7/10	$2.8	4.0%	6.9%	4.2%	3.7%
Fairmount Bancorp, Inc. (FMTB)	NASDAQ	6/3/10	0.4	10.0	20.0	10.0	22.5
Harvard Illinois Bancorp, Inc. (HARI)	NASDAQ	4/9/10	(0.3)	—	—	(1.0)	(32.1)
OBA Financial Services, Inc. (OBAF)	NASDAQ	1/22/10	(0.7)	3.9	1.1	3.1	11.2
OmniAmerican Bancorp, Inc. (OABC)	NASDAQ	1/21/10	1.3	18.5	13.2	9.9	12.5
Versailles Financial Corp. (VERF)	NASDAQ	1/13/10	0.2	—	—	—	—
Athens Bancshares, Inc. (AFCB)	NASDAQ	1/7/10	0.2	16.0	13.9	10.6	10.2
Territorial Bancorp, Inc. (TBNK)	NASDAQ	7/15/09	8.4	49.9	47.5	48.7	73.7
St. Joseph Bancorp, Inc. (SJBA)	NASDAQ	2/2/09	(0.3)	—	—	—	—
Hibernia Hmsted Bancorp, Inc. (HIBE)	NASDAQ	1/28/09	(0.2)	5.0	5.0	5.0	35.0
Average			$1.2	10.7%	10.8%	9.1%	13.7%
Median			$0.2	4.5%	6.0%	4.6%	10.7%

Termination of the Offering

The subscription offering will end at 12:00 Noon, Pacific time, on ______ __, 2010, unless extended. The direct community offering and syndicated offering, if any, will also end at 12:00 Noon, Pacific time, on _______ ___, 2010. If fewer than the minimum number of shares are subscribed for in the subscription offering and we do not get orders for at least the minimum number of shares by ________ __, 2010, we will either:

(1)	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

(2)
extend the offering, if allowed, and give you notice of the extension and of your rights to cancel, change or confirm your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us. We must complete or terminate the offering by _______ __, 20__.

How We Will Use the Proceeds Raised From the Sale of Common Stock

We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted
	(In Thousands)
Gross proceeds	$25,500	$34,500	$39,675
Less: estimated selling agent fees and other offering expenses	(1,562)	(1,648)	(1,698)
Proceeds used for loan to employee stock ownership plan	(1,020)	(1,380)	(1,587)
Net investable cash proceeds	$22,918	$31,472	$36,390

Anchor Bancorp will retain 10% of the net conversion proceeds and will purchase all of the capital stock of Anchor Bank to be issued in the conversion in exchange for the remaining 90% of the net conversion proceeds. The net proceeds retained by Anchor Bancorp will initially be deposited with Anchor Bank and will be used to pay Anchor Bancorp’s operating expenses. Anchor Bank intends to use its proceeds received, as well as the amount deposited by Anchor Bancorp, for future lending and investment activities and for general and other corporate purposes. See “Risk Factors” and “How We Intend to Use the Proceeds From This Offering.”

We Do Not Initially Intend to Pay a Cash Dividend

Initially, it is not expected that we would pay cash dividends on our common stock. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Our strategic business plan filed in compliance with the Order contemplates no payment of dividends throughout the three-year period covered by the plan and we do not expect to be permitted to pay dividends as long as the Order remains in effect. Accordingly, any investor who anticipates the need for current dividends from this investment should not purchase any common stock offered. The declaration and payment of future cash dividends will be subject to, among other things, our then current and projected consolidated operating results, financial condition, tax considerations, statutory and regulatory restrictions, future growth plans, general economic conditions, and other factors the board deems relevant. See “Dividends.”

Plans to List the Common Stock for Trading on the Nasdaq Global Select Market

We plan to list our common stock for trading on the Nasdaq Global Select Market under the symbol [“ANCB”] and have submitted an application to The Nasdaq Stock Market LLC for this purpose. Keefe, Bruyette & Woods, Inc. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure that other market makers will be obtained or that an active and liquid trading market for the shares of common stock will develop or if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. As a result of the unpredictability of the stock market and other factors, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00.

Limitations on the Purchase of Common Stock in the Conversion

The minimum purchase is 25 shares.

The maximum purchase in the subscription offering by any person or group of persons through a single deposit account is five percent of the shares issued in the conversion.

The maximum purchase by any person in the community offering is five percent of the shares issued in the conversion.

The maximum purchase in the subscription offering and community offering combined by any person, related persons or persons acting together is five percent of the shares issued in the conversion.

If any of the following persons purchase common stock, their purchases when combined with your purchases cannot exceed five percent of the shares issued in the conversion:

(1)	your spouse, or your relatives or your spouse’s relatives living in your house;

(2)	companies or other entities in which you have a 10% or greater equity or substantial beneficial interest or in which you serve as a senior officer or partner;

(3)	a trust or other estate if you have a substantial beneficial interest in the trust or estate or you are a trustee or fiduciary for the trust or other estate; or

(4)
other persons who may be acting together with you (including, but not limited to, persons who file jointly a Schedule 13G or Schedule 13D Beneficial Ownership Report with the Securities and Exchange Commission, persons living at the same address or persons exercising subscription rights through qualifying deposits registered at the same address, whether or not related).

Subject to approval of the DFI and the FDIC, we may increase or decrease the purchase limitations in the offering at any time. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares sold in the offering without regard to these purchase limitations. However, other than the employee stock ownership plan, we do not intend on adopting and implementing any stock-based incentive plans for our executive officers and directors in connection with the conversion. In the future, we may consider the adoption of a stock option plan and a restricted stock plan. See “The Conversion – Limitations on Stock Purchases.”

How to Purchase Common Stock

Note: Once we receive your order, you cannot cancel or change it without our consent. If Anchor Bancorp intends to sell fewer than 2,550,000 shares or more than 3,967,500 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest or cancel your withdrawal authorization.

To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Anchor Bank must be received (not postmarked) by us by 12:00 Noon, Pacific time, on __________, 2010, unless extended. The order form can be delivered by mail in the enclosed prepaid postage envelope, by overnight courier to the address on the top of the stock order form, or in person to any of our branch offices. In addition, Anchor Bancorp and Anchor Bank will require a prospective purchaser to execute a certification.

You may pay for shares in any of the following ways:

●	By personal check, bank check or money order made payable to Anchor Bancorp.

●
By authorizing a withdrawal from an account at Anchor Bank, including certificates of deposit, designated on the stock order form. To use funds in an individual retirement account (“IRA”) at Anchor Bank, you must transfer your account to an unaffiliated institution or broker. Please contact the stock information center as soon as possible for assistance.

●	In cash, if delivered in person to a full-service banking office of Anchor Bank, although we request that you exchange cash for a check with any of our tellers.

Anchor Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use an Anchor Bank line of credit check or third party check to pay for shares of our common stock.

We will pay interest on your subscription funds at the rate Anchor Bank pays on passbook (statement) savings accounts from the date it receives your funds until the conversion is completed or terminated. All funds received before the completion of the conversion will be held in a segregated account at Anchor Bank or, at our discretion, at an independent insured depository institution. All funds authorized for withdrawal from deposit accounts with Anchor Bank will earn interest at the applicable account rate until the conversion is completed. There will be no early withdrawal penalty for withdrawals from certificates of deposit at Anchor Bank used to pay for stock.

You may subscribe for shares of common stock using funds in your IRA at Anchor Bank or elsewhere. However, common stock must be held in a self-directed retirement account. Anchor Bank’s IRAs are not self-directed, so they cannot be invested in common stock. If you wish to use some or all of the funds in your Anchor Bank IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

Purchases of Common Stock by Our Officers and Directors

Collectively, our directors and executive officers intend to subscribe for 63,000 shares regardless of the number of shares sold in the offering. This number equals 2.47% of the 2,550,000 shares that would be issued at the minimum of the offering range. If fewer shares are issued in the conversion, then officers and directors will own a greater percentage of Anchor Bancorp. Directors and executive officers will pay the same $10.00 per share price for these shares as everyone else who purchases shares in the conversion.

Tax Consequences of the Conversion

As a general matter, the conversion and offering will not be taxable transactions for federal or state income tax purposes to Anchor Bancorp, Anchor Bank or persons eligible to subscribe in the subscription offering. Silver Freedman & Taff, L.L.P. has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering qualifies as a tax-free transaction for federal income tax purposes and will not result in any adverse federal tax consequences to Anchor Bancorp, Anchor Bank or persons eligible to subscribe in the subscription offering before or after the conversion. Blado Kiger, P.S. has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering should qualify as a tax-free transaction for Washington State income tax purposes and should not result in any adverse Washington State tax consequences to Anchor Bancorp, Anchor Bank or persons eligible to subscribe in the subscription offering before or after the conversion. See “The Conversion – Effects of the Conversion – Tax Effects of the Conversion.”

Benefits to Management from the Offering

We intend to establish an employee stock ownership plan, which will purchase in the offering 4% of the aggregate shares sold in the offering, or if shares are not available, in the open market after the conversion. A loan from Anchor Bancorp to the employee stock ownership plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. The loan will accrue interest at an appropriate interest rate in effect at the time the employee stock ownership loan is entered into. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

The employee stock ownership plan will increase our future compensation costs, thereby reducing our earnings. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts. We estimate, once the employee stock ownership plan is implemented, the increase in compensation expense will be approximately $61,000 on an after-tax basis, based on the maximum of the valuation range. See “Risk Factors – Risks Related to this Offering – After this offering, our compensation expenses will increase and our return on equity will be low compared to other companies. These factors could negatively impact the price of our stock.” and “Management – Benefits to Be Considered Following Completion of the Conversion.”

The following table summarizes the stock benefit from the employee stock ownership plan that our employees may receive following the offering at the maximum of the offering range. It assumes that, at the maximum of the offering range, a total of 3,450,000 shares will be sold to the public and our employee stock ownership plan and that our tangible regulatory capital is 10% or more following the proposed stock issuance.

Number of Shares Based on Minimum of Offering	Number of Shares Based on Maximum of Offering	As a % of Outstanding Shares Issued in the Conversion	As % of Total Shares Sold in the Offering	Value of Benefits Based on Minimum of Offering Range	Value of Benefits Based on Maximum of Offering Range

102,000	138,000	4.00%	4.00%	$1,020,000	$1,380,000

For a further discussion of these benefits to management, see “Management.”

At this time, we do not intend on adopting and implementing any stock-based incentive plans for our executive officers and directors. In the future, we may consider the adoption of a stock option plan and a restricted stock plan for the benefit of directors, officers and employees. The FDIC's non-objection of the conversion restricts us from establishing a stock option plan or restricted stock plan until at least 12 months after the completion of the conversion.  The adoption and implementation of a stock option plan and restricted stock plan would be subject to the  written non-objection of the FDIC and the DFI, and the approval by our shareholders.

Conditions to Completing the Conversion and Offering

We are conducting the conversion and offering under the terms of our plan of conversion. We cannot complete the conversion and offering unless:

●	our plan of conversion is approved by at least a majority of votes eligible to be cast by depositors and borrowers of Anchor Bank;

●	we sell at least the minimum number of shares of common stock offered;

●	we receive approval from the DFI and the FDIC to complete the conversion and offering; and

●	we receive approval from the Federal Reserve for the formation of the bank holding company.

As a result of the Order, the FDIC has also imposed additional conditions that the Bank must comply with in connection with the FDIC’s non-objection of the conversion.  These conditions require Anchor Bank to:

●	comply with the FDIC and Office of Thrift Supervision conversion regulations;

●
not implement any stock-based incentive plans for executive officers and directors until at least 12 months after completion of the conversion and following receipt of a written non-objection from the FDIC Regional Director;

●	have executive officers and directors retain ownership of their shares of Anchor Bancorp common stock for three years after the closing date of the conversion;

●	submit a business plan and financial projections to the FDIC Regional Director following the close of a fiscal year for the following three fiscal years;

●	not make any distributions to stockholders that represent return of capital without the written non-objection of the FDIC Regional Director;

●	for three years following the conversion:

● obtain the approval of the FDIC Regional Director for any material deviation from its business plan;

●
obtain the written approval of the FDIC Regional Director for any increases in compensation, new employment agreements, and the establishment of an employee incentive compensation plan and any payments under such plan;

● obtain the written approval of the FDIC Regional Director for the establishment of any employee change in control and severance plans for executive officers and payments under such plans; and

●	obtain the approval of the FDIC Regional Director of any change in proposed management, including the board of directors, prior to consummation of the conversion.

Stock Information Center

If you have any questions regarding the offering or our conversion to stock form, please call the stock information center at (877) ___-___ from 9:00 a.m. to 4:00 p.m., Pacific time, Monday through Friday. The stock information center is closed on weekends and bank holidays. In addition, a representative of Keefe, Bruyette & Woods will be available to meet with you in person between 9:00 a.m. and 4:00 p.m. during the subscription offering period at Anchor Bank’s Aberdeen branch office located at 120 N. Broadway, Aberdeen, Washington. The banking operations portion of this branch is separate and apart from the stock information center and will not have offering materials.

To ensure that you receive a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver any prospectus later than two days prior to the date. Stock order forms may only be distributed with or preceded by a prospectus.

By signing the stock order form, you are acknowledging your receipt of a prospectus and your understanding that the shares are not a deposit account and are not insured or guaranteed by Anchor Bancorp, Anchor Bank, the FDIC or any other federal or state governmental agency.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 12:00 Noon, Pacific time, on __________, 2010, whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates

Certificates representing shares of common stock issued in the offering will be mailed to the persons entitled to receive these certificates at the certificate registration address noted on the order form, as soon as practicable following completion of the offering and receipt of all necessary regulatory approvals. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.

Subscription Rights

Subscription rights are not allowed to be transferred, and we will act to ensure that you do not do so. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Restrictions on the Acquisition of Anchor Bancorp

Washington law, as well as provisions contained in our charter, restrict the ability of any person, firm or entity to acquire Anchor Bancorp or our capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the DFI before acquiring in excess of 10% of the voting stock of Anchor Bancorp. Additionally, regulations of the DFI prohibit anyone from acquiring Anchor Bancorp for a period of three years following the offering, unless this prohibition is waived by the DFI. See “Risk Factors – Risks Related to the Offering – The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of Anchor Bancorp.”

Important Risks in Owning Anchor Bancorp’s Common Stock

Before you decide to purchase stock, you should read the “Risk Factors” section on pages 1 to 11 of this prospectus.

RISK FACTORS

You should consider these risk factors, in addition to the other information in this prospectus, in deciding how to vote on the conversion and before deciding whether to make an investment in Anchor Bancorp’s stock.

Risks Related to Our Business

We are subject to increased regulatory scrutiny and are subject to certain business limitations. Further, we may be subject to more severe future regulatory enforcement actions if our financial condition or performance weakens further.

Primarily because of its increased level of non-performing assets, on August 12, 2009, Anchor Bank became subject to the Order, issued with its consent,  by the FDIC and DFI because they had reason to believe that Anchor Bank had engaged in unsafe and unsound banking practices and violations of law and/or regulations. The Order is a formal corrective action pursuant to which Anchor Bank has agreed to take certain measures in the areas of capital, loan loss allowance determination, risk management, liquidity management, board oversight and monitoring of compliance, and imposes certain operating restrictions on Anchor Bank. The Order will remain in effect until modified or terminated by the FDIC and DFI. See “Summary - Background to the Offering” for a more detailed discussion of the Order.

If the FDIC or DFI were to determine that Anchor Bank was not in compliance with the Order, it would have available various remedies, including among others, the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to direct an increase in capital, to remove officers and/or directors, to assess civil monetary penalties or to enforce the Order through court proceedings.

Management has been taking action and implementing programs to comply with the requirements of the Order. Anchor Bank believes that it is in compliance with the requirements set forth in the Order, other than the 10% Tier 1 capital requirement, as of the date of this prospectus. Compliance with the Order, however, is subject to a determination by the FDIC and DFI. The FDIC or DFI may determine, in its sole discretion, that we have not addressed the issues raised by the Order satisfactorily, or that any current or past actions, violations or deficiencies could be the subject of further regulatory enforcement actions taken by it. Such enforcement actions could involve penalties or limitations on our business and negatively affect our ability to implement our business plan, the value of our common stock as well as our financial condition and results of operations.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including new financial reform legislation recently enacted by Congress that is expected to increase our costs of operations.

We are currently subject to extensive examination, supervision and comprehensive regulation by the FDIC and the DFI. The FDIC and DFI govern the activities in which we may engage, primarily for the protection of depositors and the Deposit Insurance Fund. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on an institutions’s operations, reclassify assets, determine the adequacy of an institution’s allowance for loan losses and determine the level of deposit insurance premiums assessed.

Congress recently enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on Anchor Bank. For example, one year after the date of enactment is a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for Federal Deposit Insurance Corporation insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments and authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Financial institutions such as Anchor Bank with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense. Any additional changes in our regulation and oversight, whether in the form of new laws, rules and regulations could make compliance more difficult or expensive or otherwise materially adversely affect our business, financial condition or prospects.

The current economic recession in the market areas we serve may continue to adversely impact our earnings and could increase the credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in the states of Washington and Oregon. A continuing decline in the economies of the six counties in which we operate, including the Portland, Oregon metropolitan area, which we consider to be our primary market areas could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, Washington and Oregon have experienced substantial home price declines and increased foreclosures and have experienced above average unemployment rates.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a materially adverse impact on our business, financial condition and results of operations:

●	loan delinquencies, problem assets and foreclosures may increase;
●	demand for our products and services may decline possibly resulting in a decrease in our total loans or assets;
●	collateral for loans made may decline further in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans; and
●	the amount of our low-cost or noninterest bearing deposits may decrease.

Our business may be adversely affected by credit risk associated with residential property.

At June 30, 2010, $109.4 million, or 26.9% of our total loan portfolio, was secured by one-to-four single-family residential real property. This type of lending is generally sensitive to regional and local economic conditions that may significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in the Washington housing market has reduced the value of the real estate collateral securing the majority of our loans and increased the risk that we would incur losses if borrowers default on their loans. Continued declines in both the volume of real estate sales and the sales prices, coupled with the current recession and the associated increases in unemployment, may result in higher loan delinquencies or problem assets, a decline in demand for our products and services, or lack of growth or a decrease in our deposits. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity and damage our financial condition and business operations. These declines may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose loan portfolios are more diversified.

Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because either we originated the loan with a relatively high combined loan-to-value ratio or because of the decline in home values in our market areas. Residential loans with combined loan-to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale proceeds. As a result, these loans may experience higher rates of delinquencies, defaults and losses. See “Business of Anchor Bank - Lending Activities - One- to Four-Family Residential Real Estate Lending.”

Our loan portfolio is concentrated in loans with a higher risk of loss.

We originate construction and land loans, commercial and multi-family mortgage loans, commercial business loans, consumer loans, as well as residential mortgage loans primarily within our market areas. Generally, these types of loans, other than the residential mortgage loans, have a higher risk of loss than the residential mortgage loans. At June 30, 2010, we had approximately $294.3 million outstanding in these types of higher risk loans, a decrease of $91.6 million compared to $385.9 million outstanding at June 30, 2009. For the year ended June 30, 2010, loans delinquent 30 days or more, including non-performing loans, decreased to $28.5 million, of which $6.7 million was in one-to-four family residential construction loans and $10.5 million was in other construction and land development loans. For the comparable period in 2009, we had $68.9 million loans that were delinquent 30 days or more, including non-performing loans, which included $35.9 million in one-to-four family residential construction loans and $21.0 million in other construction and land development loans. At June 30, 2010, delinquent loans represented 7.3% of total loans, including construction loans which represented 4.4% of total loans. For the comparable period in 2009, delinquent loans represented 14.5% of total loans, including construction loans which represented 12.0% of total loans. These loans have greater credit risk than residential real estate loans for a number of reasons, including those described below:

Construction and Land Loans. At June 30, 2010, we had $36.8 million or 9.5% of total loans in construction loans, including $13.0 million, net of loans in process, of land acquisition and development loans to 15 builders. In addition,  we had $7.8 million of land loans to individuals at June 30, 2010 . During the year ended June 30, 2007, we significantly increased our origination of construction and land acquisition and development loans to builders. Since 2008, and as required by the Order, we have significantly decreased our origination of construction and land acquisition and development loans to builders.  Most of our construction loans relate to the construction of single family residences. At June 30, 2010, $9.9 million of our construction loans were to builders for speculative construction loans. Speculative construction loans are loans made to builders who have not identified a buyer for the completed property at the time of origination. All of our construction loan portfolio consists of loans requiring interest only payments, of which $3.3 million of these construction loans were relying on an interest reserve to make required payments. Interest reserves are a means through which a lender builds in, as a part of the loan approval, the amount of the monthly interest for a specified period of time.

These loan types exposes us to a greater risk of non-payment and loss than residential mortgage loans because construction and land lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to independently repay principal and interest. In addition, many borrowers of these types of loans have more than one loan outstanding with us so an adverse development with respect to one loan or credit relationship can expose us to significantly greater risk of non-payment and loss. Included within the construction loan portfolio are a substantial number of loans referred through a broker relationship from the Portland, Oregon metropolitan area, secured by first lien construction deeds of trust on speculative residential construction loans for both attached and detached housing units, as well as residential land acquisition and development loans located in the greater Portland metropolitan area. Many of these loans were originated utilizing our prior underwriting guidelines that focused heavily on the value of the collateral securing the loan, with less emphasis placed on the borrower’s debt servicing capacity or other credit factors. As a result, much of the increase in our non-performing assets since 2007 was related to these construction loans and we ceased working with this broker. At June 30, 2010, $18.8 million, or 5.7% of our total construction loans had been originated through this broker of which $10.3 million were included in our $14.0 million of non-accruing construction loans at that date. For more information about the credit risk we face with respect to these types of loans, see “Business of Anchor Bank-Lending Activities - Construction and Land Loans.”

Commercial and Multi-family Mortgage Loans. These loans typically involve higher principal amounts than other types of loans. Repayment is dependent upon income being generated from the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. Commercial and multi-family mortgage loans also expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, many of our commercial and multi-family real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. This risk is exacerbated in this current environment. As required by the Order, we also are implementing a plan to reduce the balance of these loans. At June 30, 2010, we had $164.5 million or 40.4% of total loans in commercial and multi-family mortgage loans. For more information about the credit risk we face with respect to these types of loans, see “Business of Anchor Bank - Lending Activities - Commercial and Multi-Family Real Estate Lending.”

Commercial Business Loans. At June 30, 2010, we had $21.7 million or 5.3% of total loans in commercial business loans, however, we are currently planning on expanding our commercial business lending, subject to market conditions. Commercial business lending involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrower’s cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower. For more information about the credit risk we face with respect to these types of loans, see “Business of Anchor Bank - Lending Activities - Commercial Business Banking.”

Consumer Loans. We make secured and unsecured consumer loans. Our secured consumer loans are collateralized with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. At June 30, 2010, we had $63.4 million or 15.6%

of total loans in consumer loans. Of this amount, $42.4 million were in home equity loans some of which are loans in amounts for up to 100% of collateral value. For more information about the credit risk we face with respect to these types of loans, see “Our business may be adversely affected by credit risk associated with residential property.” and “Business of Anchor Bank - Lending Activities - Consumer Lending.”

Our loan portfolio possesses increased risk as the result of subprime loans.

As of June 30, 2010, we held in our loan portfolio $7.0 million in one- to four-family mortgage loans (none of which were adjustable rate), $1.7 million of automobile loans (all of which were fixed rate), $3.1 million of home equity loans (all of which were fixed rate) and $300,000 of other types of consumer loans (all of which were fixed rate), which are considered “subprime” by federal banking regulators. The aggregate amount of loans considered subprime at June 30, 2010 was $12.1 million or 3.1% of our total loan portfolio. In exchange for the additional lender risk associated with these loans, these borrowers generally are required to pay a higher interest rate, and depending on the severity of the credit history, a lower loan-to-value ratio may be required than for a conforming loan borrower. At the time of loan origination, our subprime borrowers had an average Fair Isaac and Company, Incorporated, or FICO, credit score of 624 and a weighted average loan-to-value ratio of 68%. A FICO score is a principal measure of credit quality and is one of the significant criteria we rely upon in our underwriting. Generally, a FICO score of 660 or higher indicates the borrower has an acceptable credit reputation. At June 30, 2010, $660,000 of our subprime loans was categorized as non-performing assets and all of these loans were categorized as nonaccrual. Subprime loans are generally considered to have an increased risk of delinquency and foreclosure than do conforming loans, especially when adjustable rate loans adjust to a higher interest rate. We had not experienced such increased delinquencies or foreclosures at June 30, 2010, however, our subprime loan portfolio will be adversely affected in the event of a further downturn in regional or national economic conditions. In addition, we may not recover funds in an amount equal to any remaining loan balance. Consequently, we could sustain loan losses and potentially incur a higher provision for loan loss expense.

Our concentration in non-owner occupied real estate loans may expose us to increased credit risk.

At June 30, 2010, $20.9 million, or 19.1% of our residential mortgage loan portfolio and 5.1% of our total loan portfolio, consisted of loans secured by non-owner occupied residential properties. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties. Furthermore, some of our non-owner occupied residential loan borrowers have more than one loan outstanding with us. At June 30, 2010, we had 20 non-owner occupied residential loan relationships, with aggregate outstanding balances of $13.4 million, of which nine loan relationships had an aggregate outstanding balance over $500,000. Consequently, an adverse development with respect to one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to an owner occupied residential mortgage loan. At June 30, 2010, all of our non-owner occupied residential mortgage loans were complying with their loan repayment terms, except for four loans which totaled $1.0 million at that date.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

The FDIC, the Federal Reserve and the Office of the Comptroller of the Currency, have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multi-family and non-farm residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. Our total commercial real estate loans were $178.9 million or 378.9% of total capital at June 30, 2010 compared to $263.3 million or 551.7% of total capital at June 30, 2009. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, which could adversely affect our results of operations and regulatory capital.

For the year ended June 30, 2010 we recorded a provision for loan losses of $2.6 million compared to $20.3 million for the year ended June 30, 2009. We also recorded net loan charge-offs of $10.3 million for the year ended June 30, 2010 compared to $3.3 million for the comparable period in 2009.  Since 2007 we have experienced significant loan delinquencies and credit losses. At June 30, 2010, our total non-performing assets had decreased to $35.2 million compared to $63.7 million at June 30, 2009. Slower sales and excess inventory in the housing market has been the primary cause of our delinquencies and foreclosures , as residential construction and land development loans represented approximately 42.0% of our non-performing assets at June 30, 2010. We have extended $10.4 million in construction loans that were otherwise due to permit completion of the project or to provide the borrower additional time to market the underlying collateral. Most of these loans mature within 12 months. To the extent these loans are not further extended or the borrower cannot otherwise refinance with a third party lender our non-performing assets may increase further. Further, our portfolio is concentrated in construction loans and commercial and multi-family loans, all of which have a higher risk of loss than residential mortgage loans. See “Our loan portfolio is concentrated in loans with a higher risk of loss” above. While construction loans, which includes land acquisition and development loans, represented 9.0% of our total loan portfolio at June 30, 2010 they represented 42.0% of our non-performing assets at that date. This compares to construction loans representing 21.2% of our total loan portfolio and 85.6% of our non-performing assets at June 30, 2009.

If current trends in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, until economic conditions improve, we expect that we will continue to experience significantly higher than normal delinquencies and credit losses. As a result, we could be required to make further increases in our provision for loan losses  to increase our allowance for loan losses . Our allowance for loan losses  was 4.1% of total loans held for investment and 81.3% of non-performing loans at June 30, 2010. Any increases in the provision for loan losses will result in a decrease in net income and may have a material adverse effect on our financial condition, results of operations and our capital. See “Business of Anchor Bank - Allowance for Loan Losses.”

  In addition, Western Washington and the Portland, Oregon metropolitan area, where substantially all of the real and personal property securing our loans is located, is an earthquake-prone region.  A major earthquake could result in our significantly increasing our allowance for loan losses resulting in material losses to us, although we have not experienced any losses in the past ten years as a result of earthquake damage to collateral securing loans. See “Business of Anchor Bank - Natural Disasters.”

The maturity and repricing characteristics of our assets and liabilities are mismatched and subject us to interest rate risk which could adversely affect our results of operations and financial condition.

Our financial condition and results of operations are influenced significantly by general economic conditions, including the absolute level of interest rates, as well as changes in interest rates and the slope of the yield curve. Our profitably is dependent to a large extent on our net interest income, which is the difference between the interest received from our interest-earning assets and the interest expense incurred on our interest-bearing liabilities. Significant changes in market interest rates or errors or misjudgments in our interest rate risk management procedures could have a material adverse effect on our results of operations and financial condition.

Our activities, like other financial institutions, inherently involve the assumption of interest rate risk. Interest rate risk is the risk that changes in market interest rates will have an adverse impact on our financial condition and results of operations. Interest rate risk is determined by the maturity and repricing characteristics of our assets, liabilities and off-balance sheet contracts. Interest rate risk is measured by the variability of financial performance and economic value resulting from changes in interest rates. Interest rate risk is the primary market risk affecting our financial performance.

We believe that the greatest source of interest rate risk to us results from the mismatch of maturities or repricing intervals for our rate sensitive assets, liabilities and off-balance-sheet contracts. This mismatch, or “gap,” is generally characterized by a substantially shorter maturity structure for interest-bearing liabilities than interest- earning assets. Additional interest rate risk results from mismatched repricing indices and formulae (basis risk and yield curve risk), and product caps and floors and early repayment or withdrawal provisions (option risk), which may be contractual or market driven, that are generally more favorable to customers than to us.

Our primary monitoring tool for assessing interest rate risk is asset/liability simulation modeling, which is designed to capture the dynamics of balance sheet, interest rate and spread movements and to quantify variations in net interest income and net market value of equity resulting from those movements under different rate environments. We update and prepare our simulation modeling at least quarterly for review by senior management and our directors. We believe the data and assumptions are realistic representations of our portfolio and possible outcomes under the various interest rate scenarios. Nonetheless, the interest rate sensitivity of our net interest income and net market value of our equity could vary substantially if different assumptions were used or if actual experience differs from the assumptions used and, as a result, our interest rate risk management strategies may prove to be inadequate.

Decreases in noninterest income could adversely affect our profitability and if we cannot generate and increase our income our stock price may be adversely affected.

Our net income has decreased steadily in recent years. We also face significant challenges that will hinder our ability to generate competitive returns. Our most significant challenge has been our low interest rate spread and margin. Our interest rate spread, which is the difference between the average yield earned on our interest-earning assets and the average rate paid on our interest-bearing liabilities, declined steadily from 3.29% during the year ended June 30, 2006 to 3.00% during the year ended June 30, 2010. Similarly, our net interest rate margin, which is our net interest income as a percent of average interest-earning assets, has decreased during these time periods. As a result, we have become even more reliant on our noninterest income in order to generate net income. While we have identified various strategic initiatives that we will pursue in our efforts to overcome these challenges and improve earnings, including increasing our interest-earning assets by leveraging the proceeds of this offering, our strategic initiatives may not succeed in generating and increasing income. If we are unable to generate or increase income, our stock price may be adversely affected. For a description of our strategic initiatives to improve earnings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Business and Operating Strategy and Goals.”

In addition, we originate and sell residential mortgage loans. Changes in interest rates affect demand for our residential loan products and the revenue realized on the sale of loans. A decrease in the volume of loans sold can decrease our revenues and net income. Further, recent regulatory changes to the rules for overdraft fees for debit transactions and interchange fees could reduce our fee income which would result in a reduction of our noninterest income.

Increases in deposit insurance premiums and special FDIC assessments will hurt our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions as a result of the recent bank and savings association failures. The emergency assessment amounts to five basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Our FDIC deposit insurance expense for fiscal 2010 was $1.4 million.

Further, the FDIC may impose additional emergency special assessments of up to five basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. We rely on customer deposits and advances from the Federal Home Loan Bank of Seattle (“FHLB”) and other borrowings to fund our operations. At June 30, 2010, we had $136.9 million of Federal Home Loan Bank advances outstanding with an additional $6.0 million of available borrowing capacity. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if, among other things, our financial condition, the financial condition of the FHLB, or market conditions change. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable could be impaired by factors that affect us specifically or the financial services industry or economy in general - such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Washington or Oregon markets where our loans are concentrated, or adverse regulatory action against us. In addition, under the Order our ability to use brokered deposits as a source of liquidity is limited.

Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Although we consider our sources of funds adequate for our liquidity needs, we may seek additional debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on reasonable terms. If additional financing sources are unavailable, or are not available on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We believe the net proceeds of this offering will be sufficient to permit Anchor Bank to maintain regulatory capital compliance for the foreseeable future. Nonetheless, we may at some point need to raise additional capital to support continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by the FDIC and DFI, we may be subject to additional adverse regulatory action. See “We are subject to increased regulatory scrutiny and are subject to certain business limitations. Further, we may be subject to more severe future regulatory enforcement actions if our financial condition or performance weakens further.”

Our investment in Federal Home Loan Bank stock may become impaired.

At June 30, 2010, we owned $6.5 million in FHLB stock. As a condition of membership at the FHLB, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB and is calculated in accordance with the Capital Plan of the FHLB. Our FHLB stock has a par value of $100, is carried at cost, and it is subject to recoverability testing per applicable accounting standards. The FHLB has announced that it had a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency, or the FHFA, its primary regulator, as of December 31, 2008, and that it would suspend future dividends and the repurchase and redemption of outstanding common stock. As a result, the FHLB has not paid a dividend since the fourth quarter of 2008. The FHLB has communicated that it believes the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB’s private-label mortgage-backed securities in the current market environment and that it has enough capital to cover the risks reflected in its balance sheet. As a result, we have not recorded an other-than-temporary impairment on our investment in FHLB stock. However, continued deterioration in the FHLB’s financial position may result in impairment in the value of those securities. In addition, on October 25, 2010, the FHLB received a consent order from the FHFA. Management is currently reviewing the redeemability of the FHLB stock. The potential impact of the consent order is unkown at this time.  We will continue to monitor the financial condition of the FHLB as it relates to, among other things, the recoverability of our investment.

Risks Related to this Offering

After this offering, our compensation expenses will increase and our return on equity will be low compared to other companies. These factors could negatively impact the price of our stock.

The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully deploy those proceeds in our business operations. Our compensation expense will increase because of the costs associated with the employee stock ownership plan. The additional expense of this plan will adversely affect our net income. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts. We estimate, once the employee stock ownership plan is implemented, the increase in compensation expense will be approximately $61,000 on an after tax basis, based on the maximum of the offering range. Expenses also are expected to increase as a result of the costs of being a public company as described below under “The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.” Therefore, we expect our return on equity to be below our historical level and less than many of our regional and national peers. For the year ended June 30, 2010 our return on equity was 1.72%. We expect that our net income and our return on equity will increase following the offering. For example, our pro forma return on equity for the year ended June 30, 2010 was 2.99%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by RP Financial in its appraisal had an average negative return on equity of (9.12%) for the most recent twelve month period. If our return on equity remains below the industry average following the stock offering, this could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see “Pro Forma Data.”

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes- Oxley Act of 2002, particularly Section 404 of the Sarbanes-Oxley Act regarding required internal controls and procedures, and the related rules and regulations of the Securities and Exchange Commission will require us to assess our internal controls and procedures and evaluate our accounting systems. In addition, we have hired, and may need to hire further additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

Your subscription funds could be held for an extended time period and will be unavailable to you for other investments if completion of the conversion is delayed.

Your subscription funds could be held for an extended time period if the conversion is not completed by ______ __, 20__ and the regulators give Anchor Bancorp more time to complete the conversion. If this occurs, your funds would not be available to use for other purposes. If the regulators give Anchor Bancorp more time to complete the conversion, Anchor Bancorp will contact everyone who subscribed for shares to see if they still want to purchase stock. A material change in the independent appraisal of Anchor Bank would be the most likely, but not necessarily the only, reason for a delay in completing the conversion. The conversion requirements permit the regulators to grant one or more time extensions, none of which may exceed 90 days. Extensions may not go beyond _______ __, 20__.

Management and the board of directors have significant discretion over the investment of the offering proceeds and may not be able to achieve acceptable returns on the proceeds from the offering.

We expect that a significant amount of capital will be raised in this offering, which will be used to support Anchor Bank’s capital needs. Anchor Bancorp will retain 10% of the net conversion proceeds and Anchor Bank will receive 90% of the net conversion proceeds. Anchor Bancorp will use a portion of the net proceeds retained to finance the purchase of common stock in the offering by the employee stock ownership plan and will use the remaining net proceeds will be used to pay Anchor Bancorp’s operating expenses. Anchor Bank may use the proceeds it receives to fund new loans and for general and other corporate purposes. With the exception of the loan to the employee stock ownership plan, we have not identified specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of remaining net proceeds we apply to different uses and the timing of these applications. Our failure to utilize these funds effectively could reduce our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long we will require to effectively deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Holders of Anchor Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop, or for $10.00 or more per share even if a liquid trading market develops.

We have never issued common stock to the public. Consequently, there is no established market for the common stock. We expect our common stock to be listed for trading on the Nasdaq Global Select Market under the symbol [“ANCB”]. We cannot predict whether a liquid trading market in shares of Anchor Bancorp’s common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop and may not be able to sell them at a price equal to or above $10.00 per share even if a liquid trading market develops. The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Anchor Bancorp and the outlook for the financial institutions industry in general. See “The Conversion – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering.”

You may not receive dividends on our common stock.

    Initially, it is not expected that we would pay cash dividends on our common stock. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Our strategic business plan filed with in connection with the Order contemplates no payment of dividends throughout the three-year period covered by the plan and we do not expect to be permitted to pay dividends as long as the Order remains in effect. In addition, the FDIC’s non-objection of the conversion restricts us from making any distributions to stockholders that represent a return of capital without the written non-objection of the FDIC Regional Director. Accordingly, any investor who anticipates the need for current dividends from this investment should not purchase any common stock offered. The declaration and payment of future cash dividends will be subject to, among other things, our then current and projected consolidated operating results, financial condition, tax considerations, statutory and regulatory restrictions, future growth plans, general economic conditions, and other factors the board deems relevant. See “Dividends.”

In addition, we are subject to government regulations that could limit or prevent us from paying dividends on our common stock, including those described under “How We Are Regulated” in this prospectus.

Our pro forma price/earnings multiple may be higher than our peers.

Our pro forma net income and price/earnings multiples based on our net income for the year ended June 30, 2010 and a $10.00 stock price are as shown in the tables on pages 27 and 28 in “Pro Forma Data” included herein. Depending upon the results of the offering, and other factors, our actual net income following completion of the conversion and offering may be different, and our resulting price/earnings multiples may be either “not meaningful,” if we record net losses going forward, or higher or lower than our peers. If our pro forma price/earnings multiples are higher than our peers, this factor may result in downward pressure on our stock price.

Our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of Anchor Bancorp.

Provisions in our articles of incorporation and bylaws may discourage attempts to acquire Anchor Bancorp, pursue a proxy contest for control of Anchor Bancorp, assume control of Anchor Bancorp by a holder of a large block of common stock, and remove Anchor Bancorp’s management, all of which shareholders might think are in their best interests. These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock. See “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank– Anti-takeover Provisions in Anchor Bancorp’s Articles of Incorporation and Bylaws.”

In addition, the business corporation law of Washington, the state where Anchor Bancorp is incorporated, provides for certain restrictions on acquisition of Anchor Bancorp. Furthermore, federal law restricts acquisitions of control of bank holding companies such as Anchor Bancorp.

SELECTED FINANCIAL AND OTHER DATA

The Financial Condition Data as of June 30, 2010 and 2009 and the Operating Data for the years ended June 30, 2010, 2009 and 2008 are derived from the audited consolidated financial statements and related notes included elsewhere in the prospectus. The Financial Condition Data as of June 30, 2008, 2007 and 2006 and the Operating Data for the year ended June 30, 2006 and 2005 are derived from audited consolidated financial statements, not included in this prospectus. Historical results are not necessarily indicative of results to be expected in any future period. The following information is only a summary and you should read it in conjunction with our consolidated financial statements and related notes beginning on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

FINANCIAL CONDITION	At June 30,
DATA:	2010	2009	2008	2007	2006
	(In Thousands)

Total assets	$544,829	$652,435	$626,445	$608,696	$565,295
Investment securities	6,737	9,337	26,643	29,066	28,563
Mortgage-backed securities	52,077	70,530	51,023	46,921	45,635
Loans receivable, net (1)	389,411	474,957	490,515	476,383	439,706
Deposits	355,788	471,713	389,949	443,354	399,084
Federal Home Loan Bank advances	136,900	129,500	165,165	96,665	99,943
Total equity	44,670	42,914	62,362	60,520	56,224

	Year Ended June 30,
OPERATING DATA:	2010	2009	2008	2007	2006
	(In Thousands)

Total interest income	$32,503	$37,050	$40,131	$40,872	$33,710
Total interest expense	14,650	20,748	22,665	22,203	15,574

Net interest income before provision for loan losses	17,853	16,302	17,466	18,669	18,136
Provision for loan losses	2,615	20,263	3,545	720	546

Net interest income (loss) after provision for loan losses	15,238	(3,961)	13,921	17,949	17,590

Noninterest income	6,807	5,777	5,652	5,813	5,121
Noninterest expense	24,583	24,992	18,789	18,379	17,258

Income (loss) before provision (benefit) for income tax	(2,538)	(23,176)	784	5,383	5,453
Total benefit for income tax	(2,958)	(2,923)	(2)	1,544	1,573

Net income (loss)	$420	$(20,253)	$786	$3,839	$3,880

(1)	Net of allowances for loan losses, loans in process and deferred loan fees.

	At June 30,
OTHER DATA:	2010	2009	2008	2007	2006

Number of:
Real estate loans outstanding	2,463	2,499	2,398	2,235	2,059
Deposit accounts	29,035	31,951	31,613	31,689	28,578
Full-service offices	16	16	20	20	17

	At or For the
	Year Ended June 30,
KEY FINANCIAL RATIOS:	2010	2009	2008	2007	2006

Performance Ratios:
Return on assets (1)	0.07%	(3.10)%	0.13%	0.63%	0.74%
Return on equity (2)	0.86	(34.38)	1.27	6.65	7.27
Equity to asset ratio (3)	8.10	9.01	9.90	9.53	10.11
Interest rate spread (4)	3.00	2.17	2.48	2.72	3.29
Net interest margin (5)	3.22	2.58	2.97	3.26	3.69
Average interest-earning assets to average interest-bearing liabilities	108.5	112.5	112.6	113.9	112.8
Efficiency ratio (6)	99.7	113.2	81.4	75.1	74.2
Other operating expenses as a percent of average total assets	4.1	3.8	3.0	3.0	3.3

Capital Ratios:
Tier I leverage	7.6	6.2	10.1	10.1	9.9
Tier I risk-based	10.5	8.9	12.6	12.7	12.1
Total risk-based	11.8	10.1	13.6	13.7	13.1

Asset Quality Ratios:
Non-accrual and 90 days or more past due loans as a percent of total loans	5.1	12.1	4.7	0.6	—
Non-performing assets as a percent of total assets	6.5	9.7	4.0	0.8	0.3
Allowance for loan losses as a percent of total loans	4.1	4.9	1.5	1.0	1.0
Allowance for loan losses as a percent of non-performing loans	81.3	40.3	32.0	165.1	73,616.7
Net charge-offs to average outstanding loans	2.3	0.6	0.1	0.1	0.1

(1)	Net income (loss) divided by average total assets.
(2)	Net income (loss) divided by monthly average equity.
(3)	Average equity divided by average total assets.
(4)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements. Forward-looking statements are not statements of historical fact and often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future performance. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated, including, but not limited to:

●
the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

●	changes in general economic conditions, either nationally or in our market areas;

●	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

●	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market area;

●	secondary market conditions for loans and our ability to sell loans in the secondary market;

●
results of examinations of us by the FDIC, DFI or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

●	our compliance with the Order or other regulatory enforcement actions;

●
legislative or regulatory changes that adversely affect our business including the effect of the Dodd-Frank Act, changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

●	our ability to attract and retain deposits;

●	further increases in premiums for deposit insurance;

●	our ability to control operating costs and expenses;

●	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

●	difficulties in reducing risks associated with the loans on our balance sheet;

●	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

●	computer systems on which we depend could fail or experience a security breach;

●	our ability to retain key members of our senior management team;

●	costs and effects of litigation, including settlements and judgments;

●
our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may in the future acquire into our operations and out ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

●	increased competitive pressures among financial services companies;

●	changes in consumer spending, borrowing and savings habits;

●	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

●	our ability to pay dividends on our common stock;

●	adverse changes in the securities markets;

●	inability of key third-party providers to perform their obligations to us;

●
changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies, or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods including relating to fair value accounting and loan loss reserve requirements; and

●	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus. Such developments could have an adverse impact on our financial position and our results of operations.

Any of the forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus might not occur and you should not put undue reliance on any forward-looking statements.

ANCHOR BANCORP

We are a newly formed Washington corporation that is conducting the stock offering in connection with the conversion of Anchor Bank from the mutual to the stock form of organization. Following the completion of the offering, we will be the bank holding company of Anchor Bank and its primary regulator will be the Board of Governors of the Federal Reserve System. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp.”

Following the conversion we will have no significant assets other than all of the outstanding shares of common stock of Anchor Bank, the net proceeds we keep from the offering and a loan to the Anchor Bancorp employee stock ownership plan. We will have no significant liabilities. See “How We Intend to Use the Proceeds From this Offering.” Our management, and the management of Anchor Bank, is substantially the same. We utilize the support staff and offices of Anchor Bank and pay Anchor Bank for these services. If we expand or change our business in the future, we may hire our own employees.

The principal executive offices of Anchor Bancorp are located at 601 Woodland Square Loop SE, Lacey, Washington 98503 and its telephone number is (360) 491-2250.

ANCHOR BANK

Anchor Bank is a Washington chartered mutual savings bank and upon completion of the conversion will be the wholly-owned subsidiary of Anchor Bancorp. Anchor Bank was organized in 1907 as a Washington state chartered savings and loan association, converted to a federal mutual savings and loan association in 1935, and converted to a Washington state chartered mutual savings bank in 1990. In connection with the conversion from mutual to stock form, Anchor Mutual Savings Bank is changing its name to “Anchor Bank.”

Anchor Bank is a community-based savings bank primarily serving Western Washington including Grays Harbor, Thurston, Lewis, Pierce, Mason and Clark counties, through our 15 full-service banking offices. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers. Historically, lending activities have been primarily directed toward the origination of one- to four-family residential construction, commercial real estate and consumer loans. To an increasing extent in recent years, lending activities have also included the origination of residential construction loans through brokers and increased reliance on non-deposit sources of funds.

Anchor Bank is examined and regulated by the DFI, its primary regulator, and by the FDIC. Anchor Bank is required to have certain reserves set by the Board of Governors of the Federal Reserve System and is a member of the Federal Home Loan Bank of Seattle, which is one of the 12 regional banks in the Federal Home Loan Bank System.

The principal executive offices of Anchor Bank are located at 100 West First Street, Aberdeen, Washington 98520 and its telephone number is (360) 532-6222.

HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds will be between $23.9 million at the minimum of the offering range and $32.9 million at the maximum of the offering range and may be up to $38.0 million assuming an increase in the estimated offering range by 15%. See “Pro Forma Data” and “The Conversion – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” as to the assumptions used to arrive at these amounts.

We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted
		(In Thousands)
Gross proceeds	$25,500	$34,500	$39,675
Less: estimated underwriting commission and other offering expenses	(1,562)	(1,648)	(1,698)
Proceeds used for loan to employee stock ownership plan	(1,020)	(1,380)	(1,587)
Net investable cash proceeds	$22,918	$31,472	$36,390

Anchor Bancorp will retain 10% of the net conversion proceeds and will purchase all of the capital stock of Anchor Bank to be issued in the conversion in exchange for the remaining 90% of the net conversion proceeds. The net proceeds retained by Anchor Bancorp will initially be deposited with Anchor Bank and may ultimately be used to pay Anchor Bancorp’s operating expenses. Anchor Bank intends to use the proceeds received from Anchor Bancorp for future lending and investment activities and for general and other corporate purposes subsequent to regulatory limitations included in the Order.

Anchor Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable it to purchase up to 4% of the aggregate shares of common stock sold in the offering; or if shares are not available, in the open market after the conversion. Based upon the sale of 2,550,000 and 3,450,000 shares of common stock in the offering at the minimum and maximum of the estimated offering range, respectively, the loan to the Anchor Bancorp employee stock ownership plan would be $1.0 million and $1.4 million, respectively. See “Management – Benefits to Be Considered Following Completion of the Conversion – Employee Stock Ownership Plan.”

The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Anchor Bank. Payments for shares made through withdrawals from existing deposit accounts at Anchor Bank will not result in the receipt of new funds for investment by Anchor Bank but will result in a reduction of Anchor Bank’s interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

OUR POLICY REGARDING DIVIDENDS

    Initially, it is not expected that we will pay cash dividends on the common stock although the board of directors of Anchor Bancorp currently intends to pay cash dividends on the common stock in the future. Our strategic business plan filed with in connection with the Order contemplates no payment of dividends throughout the three-year period covered by the plan and we do not expect to be permitted to pay dividends as long as the Order remains in effect. In addition, the FDIC’s non-objection of the conversion restricts us from making any distributions to stockholders that represent a return of capital without the written non-objection of the FDIC Regional Director. Accordingly, any investor who anticipates the need for current dividends from this investment should not purchase any common stock offered. The declaration and payment of future cash dividends will be subject to, among other things, our then current and projected consolidated operating results, financial condition, tax considerations, statutory and regulatory restrictions, future growth plans, general economic conditions and other factors the board deems relevant. No assurances can be given that any dividends will be paid or that, if paid, dividends will not be reduced or eliminated in future periods. Anchor Bancorp may file consolidated tax returns with Anchor Bank. Accordingly, it is anticipated that any cash distributions made by Anchor Bancorp to its shareholders would be treated as cash dividends and not as a return of capital for federal and state tax purposes.

Dividends from Anchor Bancorp will depend, in large part, upon receipt of dividends from Anchor Bank, because Anchor Bancorp initially will have limited sources of income other than dividends from Anchor Bank, earnings from the investment of proceeds retained by Anchor Bancorp from the sale of shares of common stock and interest payments with respect to Anchor Bancorp’s loan to the Anchor Bancorp employee stock ownership plan. As a converted institution, Anchor Bank also will be subject to the regulatory restriction that it will not be permitted to declare or pay a dividend on or repurchase any of its capital stock if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established in connection with the conversion. Under Washington law, Anchor Bancorp is prohibited from paying a dividend if, as a result of its payment, it would be unable to pay its debts as they become due in the normal course of business, or if its total liabilities would exceed its total assets. In addition, as a bank holding company, the policy of the Federal Reserve permits Anchor Bancorp to pay a cash dividend only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with its capital needs, asset quality and overall financial condition. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp – Dividends.”

MARKET FOR THE COMMON STOCK

Anchor Bancorp and Anchor Bank have never issued capital stock, and, consequently, there is no established market for the common stock at this time. Anchor Bancorp has applied to have its common stock listed on the Nasdaq Global Select Market under the symbol [“ANCB”]. There can be no assurance, however, that Anchor Bancorp will meet Nasdaq’s listing requirements. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of Anchor Bancorp, Anchor Bank or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. There can be no assurance, however, that purchasers will be able to sell their shares at or above the initial purchase price of $10.00 per share.

CAPITALIZATION

The following table presents the capitalization of Anchor Bank at June 30, 2010, and the pro forma consolidated capitalization of Anchor Bancorp after giving effect to the conversion, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “Pro Forma Data.”

		Anchor Bancorp – Pro Forma Based Upon Sale at $10.00 Per Share
	Capitalization At June 30, 2010	2,550,000 Shares (Minimum of Range)	3,000,000 Shares (Midpoint of Range)	3,450,000 Shares (Maximum of Range)	3,967,500 Shares (1) (Maximum of Range, as Adjusted)
	(Dollars in Thousands)

Deposits (2)	$355,788	$355,788	$355,788	$355,788	$355,788
Borrowings	136,900	136,900	136,900	136,900	136,900
Total deposits and borrowings	$492,688	$492,688	$492,688	$492,688	$492,688

Shareholders’ equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued (1)	—	—	—	—	—
Common stock, $0.01 par value, 45,000,000 shares authorized; shares to be issued as reflected (1)	—	26	30	35	40
Additional paid-in capital	—	23,913	28,365	32,818	37,937
Retained earnings (3)	42,278	42,278	42,278	42,278	42,278
Plus:
Accumulated other comprehensive income	2,392	2,392	2,392	2,392	2,392
Less:
Common stock to be acquired by the employee stock ownership plan (4)	—	(1,020)	(1,200)	(1,380)	(1,587)
Total shareholders’ equity	$44,670	$67,588	$71,865	$76,142	$81,060
Total shareholders’ equity as a percentage of total assets (2)	8.20%	11.90%	12.56%	13.21%	13.95%

Pro forma shares outstanding
Shares offered for sale in offering	—	2,550,000	3,000,000	3,450,000	3,967,500
Total shares outstanding	—	2,550,000	3,000,000	3,450,000	3,967,500

(footnotes on following page)

(1)
As adjusted to give effect to an increase in the number of shares of common stock which would be offered as a result of a 15% increase in the estimated offering range to reflect demand for shares, changes in market and general financial conditions following the commencement of the subscription and community offerings or regulatory considerations.

(2)
Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)
The retained earnings of Anchor Bank will be substantially restricted after the conversion. Additionally, Anchor Bankwill be prohibited from paying any dividend that would reduce its regulatory capital below the amount required for the liquidation account that will be set up in connection with the conversion. See “The Conversion – Effects of the Conversion – Depositors’ Rights if We Liquidate.”

(4)
Assumes that 4% of the shares sold in the offering will be purchased by the employee stock ownership plan financed by a loan from Anchor Bancorp. The loan will be repaid principally from Anchor Bank’s contributions to the employee stock ownership plan. Since Anchor Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Anchor Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

ANCHOR BANK’S
REGULATORY CAPITAL REQUIREMENTS

The table on the following page sets forth the regulatory capital of Anchor Bank at June 30, 2010 and the pro forma regulatory capital of Anchor Bank after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Anchor Bank of 90% of the net stock proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Anchor Bank in assets that have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 2010.

			Pro Forma at June 30, 2010
	At June 30, 2010		2,550,000 Shares Sold at $10.00 per Share (Minimum of Range)		3,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		3,450,000 Shares Sold at $10.00 per Share (Maximum of Range)		3,967,500 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)
Equity capital under generally accepted accounting principles (“GAAP”)	$44,670	8.20%	$65,194	11.51%	$69,026	12.10%	$72,857	12.68%	$77,262	13.34%

Tier I leverage	$42,184	7.60%	$62,708	10.88%	$66,540	11.46%	$70,371	12.04%	$74,776	12.69%
Requirement	22,200	4.00	23,062	4.00	23,222	4.00	23,383	4.00	23,567	4.00
Excess	$19,984	3.60%	$39,646	6.88%	$43,318	7.46%	$46,988	8.04%	$51,209	8.69%

Tier I risk based	$42,184	10.53%	$62,708	15.49%	$66,540	16.40%	$70,371	17.31%	$74,776	18.35%
Requirement	16,025	4.00	16,197	4.00	16,229	4.00	16,261	4.00	16,298	4.00
Excess	$26,159	6.53%	$46,511	11.49%	$50,311	12.40%	$54,110	13.31%	$58,478	14.35%

Total risk based	$47,232	11.79%	$67,756	16.73%	$71,588	17.64%	$75,419	18.55%	$79,824	19.59%
Risk based requirement	32,050	8.00	32,394	8.00	32,459	8.00	32,523	8.00	32,597	8.00
Excess	$15,182	3.79%	$35,362	8.73%	$39,129	9.64%	$42,896	10.55%	$47,227	11.59%

Reconciliation of capital infused into Anchor Bank:
Net proceeds infused			$21,544		$25,556		$29,567		$34,179
Less:
Common stock acquired by employee stock ownership plan			(1,020)		(1,200)		(1,380)		(1,587)
Pro forma increase in GAAP and regulatory capital			$20,524		$24,356		$28,187		$32,592

Regulatory capital requirement imposed by the Order (2)				$57,655		$58,056		$58,457		$58,918
Excess				$5,053		$8,484		$11,914		$15,858

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.
(2)	Reflects a 10% Tier I leverage ratio requirement.

PRO FORMA DATA

We cannot determine the actual net proceeds from the sale of our common stock until the conversion is completed. However, we estimate that net proceeds will be between $23.9 million and $32.9 million, or $38.0 million if the estimated offering range is increased by 15%, based upon the following assumptions:

●	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to:

● eligible account holders, who are depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on June 30, 2007,

● the proposed employee stock ownership plan, which will purchase 4% of the shares of common stock sold in the offering,

● supplemental eligible account holders, who are depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on _____, 2010, and

●
other members, who are depositors of Anchor Bank and borrowers of Anchor Bank as of the close of business on ________ __, 2010, other than eligible account holders or supplemental eligible account holders.

●	Of the shares of our common stock to be sold in the conversion, we have assumed $5.0 million of such shares is sold in a syndicated community offering.

●	Keefe, Bruyette & Woods, Inc. will receive a success fee equal to 1% of the dollar amount of the shares sold in subscription and direct community offerings and 5.5% of the dollar amount of the shares sold in the syndicated community offering. No fee will be paid with respect to shares of common stock sold to directors, officers, employees and the employee stock ownership plan; and

●	total expenses, excluding the success fee paid to Keefe, Bruyette & Woods, Inc., are estimated at approximately $1.1 million. Actual expenses may vary from those estimated.

Pro forma consolidated net income and shareholders’ equity of Anchor Bancorp have been calculated for the year ended June 30, 2010 as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 1.79% which represents the yield on five year United States Treasury securities at June 30, 2010. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34.0% has been assumed for the period resulting in an after-tax yield of 1.18% and for the year ended June 30, 2010. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 2 to the following tables. As discussed under “How We Intend to Use the Proceeds From this Offering,” Anchor Bancorp intends to make a loan to fund the purchase of 4% of the common stock sold in the offering by the employee stock ownership plan and intends to retain 10% of the net proceeds from the conversion.

The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of assets and liabilities of Anchor Bancorp computed in accordance with GAAP. Shareholders’ equity does not give effect to intangible assets in the event of a liquidation, to Anchor Bank’s bad debt reserve or to the liquidation account to be maintained by Anchor Bank. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The tables on the following pages summarize historical consolidated data of Anchor Bank and Anchor Bancorp’s pro forma data at or for the date and period indicated based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of our common stock following the conversion and the offering.

	At or For the Year Ended June 30, 2010
	2,550,000 Shares Sold at $10.00 Per Share (Minimum of Range)		3,000,000 Shares Sold at $10.00 Per Share (Midpoint of Range)		3,450,000 Shares Sold at $10.00 Per Share (Maximum of Range)		3,967,500 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted) (1)
	(Dollars in Thousands)

Gross proceeds of offering	$25,500		$30,000		$34,500		$39,675
Pro forma market capitalization	$25,500		$30,000		$34,500		$39,675

Gross proceeds of offering	25,500		30,000		34,500		39,675
Less expenses	(1,562)		(1,605)		(1,648)		(1,698)
Estimated net proceeds (2)	$23,938		$28,395		$32,852		$37,977
Less: Common stock purchased by the employee stock ownership plan (4)	(1,020)		(1,200)		(1,380)		(1,587)
Estimated investable net proceeds	$22,918		$27,195		$31,472		$36,390

For the Year Ended June 30, 2010:

Consolidated net income:
Historical	$420		$420		$420		$420
Pro forma income on net proceeds	271		321		372		430
Pro forma employee stock ownership plan adjustment (3)	(45)		(53)		(61)		(70)
Pro forma net income	$646		$688		$731		$780

Per share net income:
Historical	$0.17		$0.15		$0.13		$0.11
Pro forma income on net proceeds, as adjusted	0.11		0.11		0.11		0.11
Pro forma employee stock ownership plan adjustment (3)	(0.02)		(0.02)		(0.02)		(0.02)
Pro forma net (loss) per share (4)	$0.26		$0.24		$0.22		$0.20
Offering price as a multiple of pro forma net earnings per share	38.46	x	41.67	x	45.45	x	50.00	x
Number of shares outstanding for pro forma income per share calculations (5)	2,454,800		2,888,000		3,321,200		3,819,380

(table continued on following page)	(Footnotes on page 25 )

	At or For the Year Ended June 30, 2010
	2,550,000 Shares Sold at $10.00 Per Share (Minimum of Range)	3,000,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	3,450,000 Shares Sold at $10.00 Per Share (Maximum of Range)	3,967,500 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted) (1)
	(Dollars in Thousands)
At June 30, 2010:

Shareholders’ equity:
Historical	$44,670	$44,670	$44,670	$44,670
Estimated net proceeds	23,938	28,395	32,852	37,977
Less: Common stock acquired by the employee stock ownership plan (3)	(1,020)	(1,200)	(1,380)	(1,587)
Pro forma shareholders’ equity	$67,588	$71,865	$76,142	$81,060
Less: Intangibles	—	—	—	—
Pro forma tangible stockholders’ equity	$67,588	$71,865	$76,142	$81,060

Shareholders’ equity per share:
Historical	$17.52	$14.89	$12.95	$11.26
Estimated net proceeds	9.39	9.47	9.52	9.57
Less: Common stock acquired by the employee stock ownership plan (3)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma shareholders’ equity per share (5)(6)	$26.41	$23.96	$22.07	$20.43
Less: Intangibles per share	—	—	—	—
Pro forma tangible shareholders equity per share	$26.51	$23.96	$22.07	$20.43
Offering price as a percentage of pro forma shareholders’ equity (4)	37.72%	41.74%	45.31%	48.95%
Offering price as a percentage of pro forma tangible shareholders’ equity per share	37.72%	41.74%	45.31%	48.95%
Number of shares outstanding for pro forma book value per share calculations	2,550,000	3,000,000	3,450,000	3,967,500

(Footnotes on page 25 )

(1)
As adjusted to give effect to an increase in the number of shares which could occur as a result of a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering or regulatory considerations.

(2)
Offering expenses include fixed expenses of $1.1 million at the minimum, midpoint, maximum and adjusted maximum of the offering range. The remaining expenses consist of variable expenses paid to Keefe Bruyette and Woods, Inc. for its assistance in selling the common stock. Of the shares of common stock to be sold in the offering, $5.0 million has been assumed to be sold in a syndicated community offering at the minimum, midpoint, maximum and adjusted maximum by Keefe Bruyette and Woods, Inc. for a fee of 5.5%. No fee will be paid with respect to shares of common stock sold to directors, officers, employees and the employee stock ownership plan. Keefe Bruyette and Woods, Inc. will receive a success fee of 1% of the remaining shares of common stock sold in the offering.

(3)
Assumes that 4% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Anchor Bancorp. Anchor Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Anchor Bank’s total annual payments on the employee stock ownership plan debt are based upon 15 equal annual installments of principal and interest. Interest will be charged at an annual rate of 4.5%. Compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Anchor Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 34%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 6,800, 8,000, 9,200 and 10,580 shares were committed to be released during the year ending June 30, 2010; the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with Statement of Position 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations. See “Management – Benefits to Be Considered Following Completion of the Conversion – Employee Stock Ownership Plan.”

(4)
Income per share computations are determined by taking the number of shares assumed to be sold in the offering and subtracting the employee stock ownership plan shares that have not been committed for release during the period. See note 2, above.

(5)
In accordance with Statement of Position 93-6, only the employee stock ownership plan shares committed to be released during the period were outstanding for purposes of income per share calculations. Based on the 15 year amortization term of the borrowed funds, 6,800, 8,000, 9,200, and 10,580 shares were committed to be released during the year ended June 30, 2010, at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. Based on a total of 102,000, 120,000, 138,000 and 158,700 shares purchased by the employee stock ownership plan at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, a total of 95,200, 112,000, 128,800 and 148,120 shares were not considered to be outstanding, and thus were subtracted from the total shares of common stock sold in the offering for purposes of income per share calculations.

(6)	The retained earnings of Anchor Bank will be substantially restricted after the conversion. See “The Conversion – Effects of the Conversion – Depositors’ Rights if We Liquidate.”

PROPOSED PURCHASES BY MANAGEMENT

The following table sets forth, for each of Anchor Bancorp’s directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates. These purchases are intended for investment purposes only, and not for resale. Directors, officers, their associates and employees will pay the same price as all other subscribers for the shares for which they subscribe.

		At the Minimum of the Estimated Offering Range		At the Maximum of the Estimated Offering Range
Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors:

Robert D. Ruecker	$150,000	15,000	0.59%	15,000	0.43%
Douglas A. Kay	10,000	1,000	0.04	1,000	0.03
George W. Donovan	100,000	10,000	0.39	10,000	0.29
William Foster	100,000	10,000	0.39	10,000	0.29
Dennis C. Morrisette	10,000	1,000	0.04	1,000	0.03
James A. Boora	10,000	1,000	0.04	1,000	0.03
Jerald L. Shaw (1)	150,000	15,000	0.59	15,000	0.43
Terri L. Degner (1)	100,000	10,000	0.39	10,000	0.29

All directors and executive officers as a group (10 persons)	$630,000	63,000	2.47%	63,000	1.82%

(1)	Mr. Shaw and Ms. Degner are also executive officers of Anchor Bank.

RECENT DEVELOPMENTS

The following tables set forth certain information concerning our Financial Condition Data and the Operating Data at the dates and for the periods indicated. Information at September 30, 2010 and September 30, 2009 and the three months ended September 30, 2010 and 2009 are unaudited, but, in the opinion of management, contain all normal recurring adjustments necessary for a fair presentation of the results of these periods. The Operating Data for the three month period ended September 30, 2010 is not necessarily indicative of the results of operations which may be expected for the year ending June 30, 2011. The following information is only a summary and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 and with “Management’s Discussion and Analysis of Recent Developments” included in this prospectus.

	At September 30,	At June 30,	At September 30,
	2010	2010	2009
	(In Thousands)

FINANCIAL CONDITION DATA:

Total assets	$522,181	$544,829	$615,780
Investment securities	6,724	6,737	9,387
Mortgage-backed securities	48,952	52,077	73,829
Loans receivable, net (1)	371,619	389,411	450,861
Deposits	359,510	355,788	425,453
Federal Home Loan Bank advances	110,900	136,900	136,900
Total equity	43,842	44,670	44,157

	Three Months Ended September 30,
	2010	2009
	(In Thousands)
OPERATING DATA:

Total interest income	$7,129	$8,684
Total interest expense	2,666	4,469

Net interest income before provision for loan losses	4,463	4,215
Provision for loan losses	1,180	366

Net interest income (loss) after provision for loan losses	3,283	3,849

Noninterest income	1,597	2,075
Noninterest expense	5,528	5,329

Income (loss) before provision (benefit) for income tax	(648)	595
Total benefit for income tax	—	—

Net income (loss)	$(648)	$595

(1)           Net of allowances for loan losses, loans in process and deferred loan fees.

	At or For the
	Three Months Ended September 30,
	2010	2009

KEY FINANCIAL RATIOS:

Performance Ratios:
Return on assets (1)	(0.48)%	0.36%
Return on equity (2)	(6.19)	5.13
Equity to asset ratio (3)	7.76	7.11
Interest rate spread (4)	3.49	2.50
Net interest margin (5)	3.66	2.78
Average interest-earning assets to average interest-bearing liabilities	108.1	109.5
Efficiency ratio (6)	91.2	84.7
Other operating expenses as a percent of average total assets	1.0	0.8

Capital Ratios:
Tier I leverage	7.8	6.7
Tier I risk-based	10.7	9.2
Total risk-based	12.0	10.5

Asset Quality Ratios:
Non-accrual and 90 days or more past due loans as a percent of total loans	2.3	9.4
Non-performing assets as a percent of total assets	5.1	9.2
Allowance for loan losses as a percent of total loans	2.9	4.4
Allowance for loan losses as a percent of non-performing loans	123.2	47.3
Net charge-offs to average outstanding loans	1.8	0.8

(1)	Net income (loss) divided by average total assets.
(2)	Net income (loss) divided by monthly average equity.
(3)	Average equity divided by average total assets.
(4)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

Comparison of Financial Condition at September 30, 2010 and June 30, 2010

General. Total assets decreased $22.6 million, or 4.2%, to $522.2 million at September 30, 2010 from $544.8 million at June 30, 2010. The decrease in assets during this period was primarily a result of a $17.8 million or 4.6% decrease in loans receivable and a $2.6 million, or 6.0%, decrease in total mortgage-backed securities available for sale to $39.6 million at September 30, 2010 from $42.2 million at June 30, 2010. Total real estate owned increased $3.1 million, or 21.5%, to $17.7 million at September 30, 2010 from $14.6 million at June 30, 2010 reflecting the migration of problem loans through the foreclosure process into real estate owned. Total liabilities decreased $21.8 million or 4.4% from $478.3 million at September 30, 2010 compared to $500.2 million at June 30, 2010. The decrease in our balance sheet facilitated our efforts to comply with the regulatory capital requirements under the Order. Total deposits increased $3.7 million, or 1.0%, to $359.5 million at September 30, 2010 from $355.8 million at June 30, 2010. Money market deposits increased $4.3 million or 6.0% due to our continued focus on core deposits. Brokered deposits decreased $5.0 million or 23.0% to $16.7 million at September 30, 2010. Our total borrowings, which consisted of Federal Home Loan Bank advances, decreased $26.0 million from June 30, 2010 to September 30, 2010. The average cost of advances decreased from 3.75% during the year ended June 30, 2010 to 3.00% during the three months ended September 30, 2010.

Assets. For the three months ended September 30, 2010, total assets decreased $22.6 million. The following table details the increases and decreases in the composition of our assets from June 30, 2010 to September 30, 2010:

			Increase (Decrease)
	Balance at September 30, 2010	Balance at June 30, 2010	Amount	Percent
	(Dollars in Thousands)
Cash and due from banks	$30,216	$32,831	$(2,615)	$(8.0)%
Mortgage-backed securities, available for sale	39,645	42,197	(2,552)	(6.0)
Mortgage-backed securities, held to maturity	9,307	9,880	(573)	(5.8)
Loans receivable, net of allowance for loan losses	371,619	389,411	(17,792)	(4.6)

From June 30, 2010 to September 30, 2010, cash and due from banks decreased $2.6 million. This decrease was a result of normal operations, to fund our managed decline in borrowings.

Mortgage-backed securities decreased $3.1 million to $49.0 million at September 30, 2010 from $52.1 million at June 30, 2010. During the three months ended September 30, 2010, no fixed rate mortgage-backed securities were securitized by us through Freddie Mac. We securitize and sell mortgage loans to manage interest rate sensitivity and capital requirements, supplement loan originations and provide liquidity. During the three months ended September 30, 2010, we sold $1.2 million in securities compared to $16.2 million in securities for the year ended June 30, 2010.

Loans receivable, net, decreased $17.8 million to $371.6 million at September 30, 2010 from $389.4 million at June 30, 2010 primarily as a result of the continuation of our focus to decrease loans receivable as well as declines from loan repayments and the increase in real estate owned. During the three months ended September 30, 2010, $5.4 million of non-performing loans were transferred to real estate owned. During the three months ended September 30, 2010, our construction loans decreased $13.3 million and our commercial real estate loans decreased $4.1 million.

Deposits. Deposits increased $3.7 million, or 1.0%, to $359.5 million at September 30, 2010 from $355.8 million at June 30, 2010. A significant portion of the increase was in money market deposits which increased $4.3 million and retail certificates of deposit which increased $6.8 million. The increases are related to our focus on increasing retail deposits and reducing our reliance on wholesale funds. Between September 30, 2009 and September 30, 2010 we reduced our brokered certificates of deposit $48.6 million or 74.4% as part of our strategy to comply with the Order. During the three months ended September 30, 2010 we continued to reduce our brokered certificates of deposit which decreased $5.0 million.

The following table details the changes in deposit accounts:

			Increase (Decrease)
	Balance at September 30, 2010	Balance at June 30, 2010	Amount	Percent
	(Dollars in Thousands)
Noninterest-bearing demand deposits	$29,872	$28,718	$1,154	4.0%
Interest-bearing demand deposits	21,047	25,483	(4,436)	(17.4)
Money market accounts	74,624	70,367	4,257	6.0
Savings deposits	30,711	29,756	955	3.2
Certificates of deposit
Retail certificates	186,517	179,739	6,778	3.8
Brokered certificates	16,739	21,725	(4,986)	(23.0)
Total deposit accounts	$359,510	$355,788	$3,722	1.0%

Borrowings. Federal Home Loan Bank advances decreased $26.0 million, or 19.0%, to $110.9 million at September 30, 2010 from $136.9 million at June 30, 2010. The decrease in borrowings was related to our continued focus on reducing our reliance on wholesale deposits.

Equity. Total equity decreased $828,000, or 1.9%, to $43.8 million at September 30, 2010 from $44.7 million at June 30, 2010. The decrease was related to our net loss of ($648,000) and ($180,000) in other comprehensive loss.

Comparison of Operating Results for the Three Months ended September 30, 2010 and September 30, 2009

General. Net loss for the three months ended September 30, 2010 was $(648,000) compared to net income of $595,000 for the three months ended September 30, 2009.

Net Interest Income. Net interest income increased $248,000, or 5.9%, to $4.5 million for the three months ended September 30, 2010, from $4.2 million for the three months ended September 30, 2009. The increase in net interest income was primarily attributable to the increase of our net interest margin.

Our net interest margin increased 88 basis points to 3.66% for the three months ended September 30, 2010, from 2.78% for the same period of the prior year. The cost of interest-bearing liabilities decreased 87 basis points to 2.36% for the three months ended September 30, 2010 compared to 3.23% for the same period of the prior year primarily due to a lower cost of FHLB borrowings and certificates of deposit. The decline was related to the repricing of our Federal Home Loan Bank borrowings, money market accounts and certificates of deposit to lower current rates and a $5.0 million decline in brokered certificates of deposit during the three months ended September 30, 2010.

The cost of borrowed funds from the Federal Home Loan Bank decreased to 3.0% during the three months ended September 30, 2010 from 4.44% for the same period of the prior year. The following table sets forth the results of balance sheet growth and changes in interest rates to our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Three Months Ended September 30, 2010 Compared to September 30, 2009
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In Thousands)
Interest-earning assets:
Loans receivable, net	$181	$(1,420)	$(1,239)
Mortgage-backed securities	18	(229)	(281)
Investment securities, Federal Home Loan Bank Stock and cash and due from banks	(25)	(10)	(35)
Total net change in income on interest-earning assets	$174	$(1,729)	$(1,555)

Interest-bearing liabilities:
Savings deposits	—	2	2
Interest bearing demand deposits	(16)	(2)	(18)
Money market accounts	(194)	(203)	(397)
Certificates of deposit	(356)	(461)	(817)
Federal Home Loan Bank advances	(434)	(139)	(573)
Total net change in expense on interest-bearing liabilities	(1,000)	(803)	(1,803)

Net change in net interest income	$1,174	$(926)	$248

Interest Income. Total interest income for the three months ended September 30, 2010 decreased $1.6 million, or 17.9%, to $7.1 million, from $8.7 million for the three months ended September 30, 2009. The decrease during the period was primarily attributable to the decline in net loans receivable over the last year.

The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest income for the three months ended September 30, 2010 and 2009:

	Three Months Ended September 30,
					Increase/(Decrease)
	2010		2009		in Interest
	Average Balance	Yield	Average Balance	Yield	Income from 2009
	(Dollars in Thousands)

Loans receivable, net	$394,221	6.53%	$483,736	6.35%	$(1,239)
Mortgage-backed securities	47,773	5.07	72,109	4.92	(281)
Investment securities	6,525	4.29	9,057	4.37	(29)
Federal Home Loan Bank stock	6,510	—	6,510	—	—
Cash and due from banks	32,315	0.22	34,020	0.28	(6)
Total interest-earning assets	$487,344	5.85%	$605,432	5.74%	$(1,555)

Interest Expense. Interest expense decreased $1.8 million, or 40.3%, to $2.7 million for the three months ended September 30, 2010 from $4.5 million for the three months ended September 30, 2009 primarily due to a decline in our cost of funds. The average balance of total interest-bearing liabilities decreased $101.9 million, or 18.4%, to $450.9 million for the three months ended September 30, 2010 from $552.8 million for the three months ended September 30, 2009. The decrease was primarily a result of a $51.3 million decline due to repricing in the portfolio and to a lesser extent, a $37.8 million decrease in money market accounts as a result of a money market account promotion that ended on August 31, 2009.

As a result of general market rate decreases along with the reduction in outstanding brokered certificates of deposits, the average cost of funds for total interest-bearing liabilities decreased 87 basis points to 2.36% for the three months ended September 30, 2010 compared to 3.23% for the three months ended September 30, 2009.

The following table details average balances, cost of funds and the change in interest expense for the three months ended September 30, 2010 and 2009:

	Three Months Ended September 30,
					Increase/
	2010		2009		(Decrease) in Interest
	Average Balance	Yield	Average Balance	Yield	Expense from 2009
	(Dollars in Thousands)

Savings deposits	$30,264	0.77%	$29,109	0.77%	$2
Interest-bearing demand deposits	22,252	0.30	23,847	0.59	(18)
Money market accounts	71,895	1.07	109,698	2.15	(397)
Certificates of deposit	205,682	2.91	256,985	3.60	(817)
Federal Home Loan Bank advances	120,733	3.00	133,200	4.44	(573)
Total interest-bearing liabilities	$450,926	2.36%	$552,839	3.23%	$(1,803)

Provision for Loan Losses. In connection with its analysis of the loan portfolio for the three months ended September 30, 2010, management determined that a provision for loan losses of $1.2 million was required for the three months ended September 30, 2010, compared to a provision for loan losses of $366,000 established for the three months ended September 30, 2009. The $814,000 increase in the provision reflects the continued weakness in both the general economy and real estate market and an updated appraisal on a loan secured by a construction mini storage facility that was $1.3 million less than the amount of the loan. Non-performing assets were $26.7 million or 5.1% of total assets at September 30, 2010, compared to $56.5 million, or 9.2% of total assets at September 30, 2009. Management considers the allowance for loan losses at September 30, 2010 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table details activity and information related to the allowance for loan losses for the three months ended September 30, 2010 and 2009:

	At or For the Three Months
	Ended September 30,
	2010	2009
	(Dollars in Thousands)

Provision for loan losses	$1,180	$366
Net charge-offs	6,971	3,875
Allowance for loan losses	10,997	20,954
Allowance for losses as a percentage of total loans receivable at the end of this period	2.9%	4.4%
Nonaccrual and 90 days or more past due loans	8,924	44,339
Allowance for loan losses as a percentage of non-performing loans at end of period	123.2%	47.3%
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	2.3%	9.4%
Total loans	$383,459	$473,016

Noninterest Income. Noninterest income decreased $478,000, or 23.0%, to $1.6 million for the three months ended September 30, 2010 from $2.1 million for the three months ended September 30, 2009. The following table provides a detailed analysis of the changes in the components of noninterest income:

	Three Months EndedSeptember 30		Increase (Decrease)
	2010	2009	Amount	Percent
	(Dollars in Thousands)

Deposit services fees	$670	$732	$(62)	(8.5)%
Other deposit fees	219	198	21	10.6
Loan fees	231	263	(32)	(12.2)
Profit (loss) on sale of loans	93	598	(505)	(84.4)
Other income	384	284	100	35.2
Total noninterest income	$1,597	$2,075	$(478)	(23.0)%

Noninterest income decreased during the three months ended September 30, 2010 primarily as a result of the decrease of loans sold in the secondary market and there was a sale in August 2009 of $13 million in single family loans that resulted in a gain of over $300,000 with no comparable gain during the three months ended September 30, 2010.

Noninterest Expense. Noninterest expense increased $199,000, or 3.7%, to $5.5 million for the three months ended September 30, 2010 from $5.3 million for the three months ended September 30, 2009. The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Three Months Ended September, 30		Increase (Decrease)
	2010	2009	Amount	Percent
	(Dollars in Thousands)

Compensation and benefits	$2,168	$2,192	$(24)	(1.1)%
General and administrative expenses	1,204	1,235	(31)	(2.5)
Real estate owned reserve	493	—	493	N/A
FDIC insurance premium	313	450	(137)	(30.4)
Information technology	487	469	18	3.8
Occupancy and equipment	573	620	(47)	(7.6)
Deposit services	181	239	(58)	(24.3)
Marketing	129	107	22	20.6
Net loss on sale of REO	(20)	16	(36)	(225.0)
Loss on sale of property, premises and equipment	—	1	(1)	N/A
Total noninterest expense	$5,528	$5,329	$199	3.7%

Major components of the increase in noninterest expense include:

Our real estate owned reserve increased $493,000 for the three months ended September 30, 2010 as we established this reserve a result of the decline in real estate owned values due to the continued weakness in the housing market.

Our efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 91.2% for the three months ended September 30, 2010 compared to 84.7% for the three months ended September 30, 2009. The increase in efficiency ratio was primarily attributable to the decrease in fee income and the increase in expenses. By definition, a lower efficiency ratio would be an indication that we are more efficiently utilizing resources to generate net interest income and other fee income.

Provision (benefit) for Income Tax. There was no impact for a tax benefit for income tax for the three months ended September 30, 2010 or for the comparable period in 2009. As a result of prior adjustments, there was no tax provision or benefit in either period and consequently our combined federal and state effective income tax rate for both periods was 0%.

Deferred tax assets are deferred tax liabilities attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, our valuation allowance was $3.3 million and $5.1 million at September 30, 2010 and September 30, 2009, respectively.

Compliance with the Order

On August 12, 2009, Anchor Bank became subject to an Order to Cease and Desist, or Order, issued with its consent, by the FDIC and DFI. The Order is a formal corrective action pursuant to which Anchor Bank has agreed to take certain measures in the areas of capital, loan loss allowance determination, risk management, liquidity management, board oversight and monitoring of compliance, and imposes certain operating restrictions on Anchor Bank. Management and the board of trustees have been taking action and implementing programs to comply with the requirements of the Order. For information regarding Anchor Bank’s compliance with the Order at September 30, 2010, see the discussion included in the section entitled “Summary – Cease and Desist Order.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reviews our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial conditions and results of operations. The information in this section has been derived from the consolidated financial statements and footnotes thereto, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Anchor Bank as provided in this prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and results of operations of Anchor Bank and its subsidiary.

Overview

Anchor Bank is a community-based savings bank primarily serving Western Washington through our 15 full-service banking offices (including five Wal-Mart store locations) and one loan production office located within Grays Harbor, Thurston, Lewis, Pierce, Mason and Clark counties, Washington. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers. Historically, lending activities have been primarily directed toward the origination of one- to four-family residential construction, commercial real estate and consumer loans. Since 1990, we have been also offered commercial real estate loans and multi-family loans primarily in Western Washington. To an increasing extent in recent years, lending activities have also included the origination of residential construction loans through brokers, in particular within the Portland, Oregon metropolitan area and increased reliance on non-deposit sources of funds.

Historically we used wholesale sources to fund wholesale loan growth; typically Federal Home Loan Bank advances or brokered certificates of deposit depending on the relative cost of each and our interest rate position. Under the Order, however, we currently may not increase our brokered deposits and our current strategy is to utilize Federal Home Loan Bank advances consistent with our asset liability objectives and replace brokered deposits with retail deposits while limiting loan growth consistent with our regulatory and capital objectives. While continuing our commitment to all real estate lending, management expects to continue to reduce our exposure to construction loans while commercial business lending becomes increasingly more important for us.

Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates also  affect our net interest income. The recent interest rate environment, which has caused short-term market interest rates for deposits to rise, while longer term interest rates have remained stable, has had a negative impact on our interest rate spread and net interest margin, however, we have been able to mitigate the impact due to our ability to re-price wholesale funds. Additionally to offset the impact of the current interest rate environment, we are seeking to find means of increasing interest income while controlling expenses. We intend to enhance the mix of our assets by increasing commercial business relationships which have higher risk-adjusted returns as well as deposits. A secondary source of income is noninterest income, which includes gains on sales of assets, and revenue we receive from providing products and services. From time to time, our noninterest expense has exceeded our net interest income after provision for loan losses and we have relied primarily upon gains on sales of assets (primarily sales of mortgage loans to Freddie Mac) to supplement our net interest income and to improve earnings.

Our operating expenses consist primarily of compensation and benefits, general and administrative, information technology, occupancy and equipment, deposit, services and marketing expenses. Compensation and benefits consist primarily of the salaries and wages paid to our employees, payroll taxes, expenses for retirement and other employee benefits. Occupancy and equipment expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, taxes, depreciation charges, maintenance and costs of utilities.

Over the last year, our net interest margin has improved as a result of the decrease in our non-performing loans. While rates have declined with the improvement in our loan portfolio our yield on earnings assets remained unchanged at 5.87% for the year ended June 30, 2010. Our funding costs, however, have decreased from 3.70% during the year ended June 30, 2009 to 2.87% at June 30, 2010. Our net interest rate spread increased to 3.00% for the year ended June 30, 2010 as compared to 2.17% for the year ended June 30, 2009.

Following the completion of the offering, we anticipate that our operating expenses will increase as a result of the increased compensation expenses associated with the purchases of shares of common stock by our employee stock ownership plan. While these additional expenses will negatively impact earnings, we do not expect them to completely offset the additional income we expect to receive by leveraging the proceeds from this offering.

Assuming that the adjusted maximum number of shares is sold in the offering:

●
our employee stock ownership plan will acquire 158,700 shares of common stock with a $1.6 million loan from Anchor Bancorp that is expected to be repaid over 15 years, resulting in an annual pre-tax expense of approximately $100,000 (assuming that the common stock maintains a value of $10.00 per share);

The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares of common stock as they are released to employees over the term of the loan, and whether the loan is repaid faster than its contractual term allowing for an acceleration in the release of shares held as collateral for the loan. Accordingly, increases in the stock price above $10.00 per share will increase the total employee stock ownership plan expense, and any accelerated repayment of the loan along with an accelerated release of shares will increase the annual employee stock ownership plan expense. For more information of expenses associated with the employee stock ownership plan, see “Pro Forma Data.”

In addition to the operating expenses we will experience from the implementation of our employee stock ownership plan as described above, we also will likely have an increase in compensation in connection with the hiring of additional officers and employees. Following the offering and subject to regulatory approval, we intend to hire a chief operating officer as part of our succession planning and it is anticipated that this officer will provide additional expertise in the operations of Anchor Bancorp and Anchor Bank. We anticipate that adding a chief operating officer will increase our annual pre-tax compensation expenses by $175,000.

Following the offering our operating expenses are likely to also increase as a result of operating as a public company. These additional expenses will be primarily legal and accounting fees, expenses necessary to comply with the internal control over financial reporting provisions of The Sarbanes-Oxley Act of 2002 and expenses related to shareholder communications and meetings. We estimate that we will have additional operating expenses as a public company during the first year following conversion of approximately $300,000, net of taxes.

In summary, following the conversion we will have additional annual pre-tax operating expenses as a result of increased compensation costs with respect to the implementation of our employee stock ownership plan of $100,000. We also anticipate that in connection with the hiring of new employees that we will have increased annual pre-tax compensation expenses of $175,000. In addition to these items, we also will have an additional operating expense of $300,000, net of taxes, during our first year as a public company.

Compliance With the Order

        Correcting the problems identified in the Order has caused us to revise our operating strategy and has had a resulting impact on our financial condition and results of operations. We have reduced our asset size from $652.4 million at June 30, 2009 to $544.8 million at June 30, 2010 as we have sought to reduce our commercial real estate loans, specifically our concentration in construction lending to preserve our capital and maximize our regulatory capital ratios. In particular, we have sold high yielding performing loans which has reduced our net interest income in recent periods. Also, because of the reduced demand for commercial real estate loans, we have sold these loans at a discount which has negatively impacted our operating results. Compliance with the Order has also increased our non-interest expense from $18.8 million for the year ended June 30, 2008 to $24.6 million for the year ended June 30, 2010 as we have increased our use of third party consultants. The reduction in asset size has helped us preserve our capital and maximize our regulatory capital ratios as we took action to achieve compliance with the requirements of the Order.

        In addition to the reduction in assets we also reduced certain types of liabilities. We had relied on wholesale funds such as brokered deposits in some cases to fund lending transactions and as a result of the Order these funding sources are no longer available to us. For example, in the past Anchor Bank had used wholesale funds as an additional funding source, in many cases they were used to “match” fund loan purchases, or in other words to provide the specific source funds to purchase loans. The majority of these purchases were commercial real estate or multi-family loans. As a result of the Order we are eliminating all brokered certificates and reducing our reliance on wholesale funds and have decreased our reliance on core deposits which has decreased our cost of funds. At June 30, 2010, we had reduced our brokered deposits by $63.0 million to $21.8 million from $84.7 million at June 30, 2009.

        The area that will continue to adversely impact us is related to the ongoing challenges in the economy. These challenges are discussed in further detail in the section entitled “Business of Anchor Bank – Market Area.” We have enhanced our loan policies, reduced our concentrations in construction lending which is the area that has negatively impacted our financial condition by requiring increases to our provision for loan losses.

Operating Strategy

Our focus is on managing our problem assets, increasing our higher-yielding assets (in particular commercial business loans), increasing our core deposit balances, reducing expenses, and retaining experienced employees with a commercial lending focus. We seek to achieve these results by focusing on the following objectives:

        Focusing on Asset Quality.We have de-emphasized new loan originations for investment purposes to focus on monitoring existing performing loans, resolving non-performing loans and selling foreclosed assets. We have aggressively sought to reduce our level of non-performing assets through write-downs, collections, modifications and sales of non-performing loans and the sale of properties once they become real estate owned. We have taken proactive steps to resolve our non-performing loans, including negotiating repayment plans, forbearances, loan modifications and loan extensions with our borrowers when appropriate, and accepting short payoffs on delinquent loans, particularly when such payoffs result in a smaller loss to us than foreclosure. We also have added experienced personnel to the department that monitors our loans to enable us to better identify problem loans in a timely manner and reduce our exposure to a further deterioration in asset quality, including a new Chief Lending Officer in 2008 and a new Credit Administration Officer in 2009. During the latter part of fiscal 2007, as part of management’s decision to reduce the risk profile of our loan portfolio, we implemented more stringent underwriting guidelines and procedures. Prior to this time our underwriting emphasis with respect to commercial real estate, multi-family and construction loans focused heavily on the value of the collateral securing the loan, with less emphasis placed on the borrower’s debt servicing capacity or other credit factors. Our revised underwriting guidelines place greater emphasis on the borrower’s credit, debt service coverage and cash flows as well as on collateral appraisals. Additionally, our policies with respect to loan extensions became more conservative than our previous policies, and now require that a review of all relevant factors, including loan terms, the condition of the security property, market changes and trends that may affect the security property and financial condition of the borrower conform to our revised underwriting guidelines and that the extension be in our best interest.

Improving our Earnings by Expanding Our Product Offerings. We intend to prudently increase the percentage of our assets consisting of higher-yielding commercial business loans, which offer higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations. At June 30, 2010 our commercial business loans totaled $21.7 million, or 5.3% of our total loan portfolio. We also intend to selectively add additional products to further diversify revenue sources and to capture more of each customer’s banking relationship by cross selling our loan and deposit products and additional services to our customers such as electronic invoicing and payroll services for our business customers.

        Attracting Core Deposits and Other Deposit Products.Our strategic focus after this offering will be to emphasize total relationship banking with our customers to increase core deposits to internally fund our loan growth. We believe that by focusing on customer relationships, our level of core deposits and locally-based retail certificates of deposit will increase.

        As a result of the Order, however, we are focused on reducing our reliance on other wholesale funding sources such as brokered deposits and reducing our asset size for the purpose of preserving capital and to facilitate our efforts in complying with the requirements of the Order. During the year ended June 30, 2010, our deposits decreased by $115.9 million. This decrease included a $63.0 million decline in brokered deposits as part of our strategy to reduce our reliance on wholesale funding sources. This decline also resulted from a $46.8 million decrease in money market accounts in connection with the expiration of a special promotion where we offered an above-market interest rate. In connection with this program, we were able to retain $17.4 million of the money market accounts as core deposits.

        Continued Expense Control.Beginning in fiscal 2009 and continuing into fiscal 2010, management has undertaken several initiatives to reduce noninterest expense and will continue to make it a priority to identify cost savings opportunities throughout all phases of our operations. Beginning in fiscal 2009, we instituted expense control measures such as reducing staff, eliminating Anchor Bank’s discretionary matching contribution to its 401(k) plan, reducing most marketing expenses and charitable contributions, cancelling certain projects and capital purchases, and reducing travel and entertainment expenditures. We have also reduced our number of full-time equivalent employees from 194 at September 30, 2008 to 157 at June 30, 2010. During fiscal 2009, four in store Wal-Mart branch offices were closed as a result of their failure to meet our required growth standards. Subsequent to June 30, 2010, one additional in store Wal-Mart branch office was closed and we plan to close the Vancouver, Washington Wal-Mart branch office in January 2011. The reduction in personnel, cost savings and closure of offices, will result in savings of approximately $1.8 million per year from the closure of these six offices. Notwithstanding these initiatives, our efforts to reduce non-interest expense have been adversely affected by the $1.3 million annual increase in our FDIC insurance premiums beginning in fiscal 2009 and increases of $599,000 and $2.4 million in real estate owned expense during fiscal 2009 and 2010, respectively. Despite these significant increases, non-interest expense decreased by $409,000 or 1.6% during fiscal 2010.

Retaining Experienced Personnel with a Focus on Relationship Banking. Our ability to continue to retain banking professionals with strong community relationships and significant knowledge of our markets will be a key to our success. We believe that we enhance our market position and add profitable growth opportunities by focusing on retaining experienced bankers who are established in their communities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete with other financial service providers by relying on the strength of our customer service and relationship banking approach.

Disciplined Franchise Expansion. Currently we cannot increase our asset size because of the capital and other requirements of the Order. As a result of these requirements, we have instead reduced our asset size to facilitate our efforts to comply with the Order and to preserve our capital. Once the Order is lifted we anticipate modest organic growth as the proceeds of this offering will result in additional regulatory capital in excess of our anticipated capital requirements. We will seek to increase our loan originations and core deposits through targeted marketing efforts designed to take advantage of the opportunities being created as a result of the consolidation of financial institutions that is occurring in our market area.

Critical Accounting Policies

We use estimates and assumptions in our financial statements in accordance with generally accepted accounting principles. Management has identified several accounting policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements. These policies relate to the determination of the allowance for loan losses and the associated provision for loan losses, the valuation of capitalized mortgage servicing rights, deferred income taxes and the associated income tax expense, as well as valuation of real estate owned. Management reviews the allowance for loan losses for adequacy on a monthly basis and establishes a provision for loan losses that it believes is sufficient for the loan portfolio growth expected and the loan quality of the existing portfolio. The carrying value of the capitalized mortgage servicing rights are evaluated annually and the carrying value of real estate owned is assessed on a quarterly basis. Income tax expense and deferred income taxes are calculated using an estimated tax rate and are based on management’s understanding of our effective tax rate and the tax code.

Allowance for Loan Losses. Management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Our board of directors and management assesses the allowance for loan losses on a quarterly basis. The Executive Loan Committee analyzes several different factors including delinquency rates, charge-off rates and the changing risk profile of our loan portfolio, as well as local economic conditions such as unemployment rates, bankruptcies and vacancy rates of business and residential properties.

We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period, requiring management to make assumptions about future losses on loans. The impact of a sudden large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Our methodology for analyzing the allowance for loan losses consists of specific allocations on significant individual credits that meet the definition of impaired and a general allowance amount. The specific allowance component is determined when management believes that the collectibility of a specifically identified large loan has been impaired and a loss is probable. The general allowance component relates to assets with no well-defined deficiency or weakness and takes into consideration loss that is inherent within the portfolio but has not been realized. The general allowance is determined by applying an expected loss percentage to various types of loans with similar characteristics and classified loans that are not analyzed specifically for impairment. Because of the imprecision in calculating inherent and potential losses, the national and local economic conditions are also assessed to determine if the general allowance is adequate to cover losses. We factored in an unallocated portion for market risk.

The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

Mortgage Servicing Rights. Mortgage servicing rights represent the present value of the future loan servicing fees from the right to service loans for others. The most critical accounting policy associated with mortgage servicing is the methodology used to determine the fair value of capitalized mortgage servicing rights, which requires the development of a number of estimates, the most critical of which is the mortgage loan prepayment speeds assumption. The mortgage loan prepayment speeds assumption is significantly impacted by interest rates. In general, during periods of falling interest rates, the mortgage loans prepay faster and the value of our mortgage servicing asset declines. Conversely, during periods of rising rates, the value of mortgage servicing rights generally increases due to slower rates of prepayments. We account for mortgage servicing rights initially at fair value and on an ongoing basis evaluate the fair value. We use the direct write off method, thus minimizing the potential for impairment. We perform an annual review of mortgage servicing rights for potential changes in value. This review includes an independent appraisal by an outside party of the fair value of the mortgage servicing rights.

Deferred Income Taxes. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in an institution’s income tax returns. Deferred tax assets are deferred tax consequences attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by GAAP, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, we recorded a valuation allowance of $3.0 million and $5.2 million at June 30, 2010 and 2009, respectively. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. The primary differences between financial statement income and taxable income result from deferred loan fees and costs, mortgage servicing rights, loan loss reserves and dividends received from the Federal Home Loan Bank of Seattle. Deferred income taxes do not include a liability for pre-1988 bad debt deductions allowed to thrift institutions that may be recaptured if the institution fails to qualify as a bank for income tax purposes in the future.

Real Estate Owned. Real estate acquired through foreclosure is transferred to the real estate owned asset classification at the lesser of “cost” (principal balance less unearned loan fees, plus capitalized expenses of acquisition, if any) or “fair value” (estimated fair market value less estimated costs of disposal). Costs associated with real estate owned for maintenance, repair, property tax, etc., are expensed during the period incurred. Assets held in real estate owned are reviewed monthly for potential impairment. When impairment is indicated the impairment is charged against current period operating results and netted against the real estate owned to reflect a net book value. At disposition any residual difference is either charged to current period earnings as a loss on sale or reflected as income in a gain on sale.

Comparison of Financial Condition at June 30, 2010 and June 30, 2009

General. Total assets decreased $107.6 million, or 16.5%, to $544.8 million at June 30, 2010 from $652.4 million at June 30, 2009. The decrease in assets during this period was primarily a result of a $85.5 million or 18.0% decrease in loans receivable and a decrease total mortgage-backed securities available for sale $15.9 million, or 27.4%, to $42.2 million at June 30, 2010 from $58.1 million at June 30, 2009. Total real estate owned increased $11.6 million, or 387.3%, to $14.6 million at June 30, 2010 from $3.0 million at June 30, 2009 reflecting the expected migration of problem loans through the foreclosure process into real estate owned. Total liabilities decreased $109.4 million or 17.9% to $500.2 million at June 30, 2010 compared to $609.5 million at June 30, 2009. The decrease in our balance sheet facilitated our efforts to comply with the regulatory capital requirements under the Order. Total deposits decreased $115.9 million, or 24.6%, to $355.8 million at June 30, 2010 from $471.7 million at June 30, 2009. Money market deposits decreased $46.8 million or 39.9% due primarily to the end of a money market promotional rate offered in February 2009. Brokered deposits decreased $63.0 million or 74.4% to $21.8 million. Our total borrowings, which consisted of Federal Home Loan Bank advances, increased $7.4 million from June 30, 2009 to June 30, 2010 The average cost of advances decreased from 4.92% during the year ended June 30, 2009 to 3.75% during the year ended June 30, 2010.

Assets. For the year ended June 30, 2010, total assets decreased $107.6 million. The following table details the increases and decreases in the composition of our assets from June 30, 2009 to June 30, 2010:

	Balance at	Balance at	Increase (Decrease)
	June 30, 2010	June 30, 2009	Amount	Percent
	(Dollars in Thousands)
Cash and due from banks	$32,831	$42,388	$(9,557)	(22.5)%
Mortgage-backed securities, available for sale	42,197	58,142	(15,945)	(27.4)
Mortgage-backed securities, held to maturity	9,880	12,388	(2,508)	(20.2)
Loans receivable, net of allowance for loan losses	389,411	474,957	(85,546)	(18.0)

From June 30, 2009 to June 30, 2010, cash and due from banks decreased $9.6 million. This decrease was a result of normal operations, to fund our managed decline in deposits.

Mortgage-backed securities decreased $18.5 million to $52.1 million at June 30, 2010 from $70.5 million at June 30, 2009. During the year ended June 30, 2010, we securitized $5.0 million of fixed rate mortgage-backed securities through Freddie Mac. We securitize and sell mortgage loans to manage interest rate sensitivity and capital requirements, supplement loan originations and provide liquidity. During the year ended June 30, 2010, we sold $16.2 million in securities compared to no securities for the year ended June 30, 2009.

Loans receivable, net, decreased $85.5 million to $389.4 million at June 30, 2010 from $475.0 million at June 30, 2009 primarily as a result of the sale of $38.8 million in fixed rate single family loans. During the year ended June 30, 2010, our commercial real estate loans decreased $5.4 million and our construction loans decreased $69.4 million. In addition, we sold $4.3 million in commercial real estate loans during the year ended June 30, 2010.

Deposits. Deposits decreased $115.9 million, or 24.6%, to $355.8 million at June 30, 2010 from $471.7 million at June 30, 2009. A significant portion of the decrease was in money market deposits which decreased $46.8 million and brokered deposits which decreased $63.0 million in order to comply with the Order and as part of our strategy to reduce outstanding brokered deposits. The decrease in money market deposits was primarily the result of our promotion ending on August 31, 2009 of a guaranteed 3.83% promotional rate.

The following table details the changes in deposit accounts:

	Balance at	Balance at	Increase (Decrease)
	June 30, 2010	June 30, 2009	Amount	Percent
	(Dollars in Thousands)
Noninterest-bearing demand deposits	$28,718	$28,673	$45	0.2%
Interest-bearing demand deposits	25,483	25,003	480	1.9
Money market accounts	70,367	117,176	(46,809)	(39.9)
Savings deposits	29,756	28,589	1,167	4.1
Certificates of deposit
Retail certificates	179,739	187,555	(7,816)	(4.2)
Brokered certificates	21,725	84,717	(62,992)	(74.4)
Total deposit accounts	$355,788	$471,713	(115,925)	(24.6)%

Borrowings. Federal Home Loan Bank advances increased $7.4 million, or 5.7%, to $136.9 million at June 30, 2010 from $129.5 million at June 30, 2009. The increase in borrowings was related to rolling one maturing brokered certificate of deposit into a Federal Home Loan Bank advance.

Equity. Total equity increased $1.8 million, or 4.1%, to $44.7 million at June 30, 2010 from $42.9 million at June 30, 2009. The increase was related to net income of $420,000 and $1.3 million in other comprehensive income.

Comparison of Operating Results for the Year Ended June 30, 2010 and June 30, 2009

General. Net income for the year ended June 30, 2010 was $420,000 compared to a net loss of $(20.3 million) for the year ended June 30, 2009.

Net Interest Income. Net interest income increased $1.6 million, or 9.5%, to $17.9 million for the year ended June 30, 2010, from $16.3 million for the year ended June 30, 2009. The increase in net interest income was primarily attributable to the increase of our net interest margin.

Our net interest margin increased 64 basis points to 3.22% for the year ended June 30, 2010, from 2.58% for the same period of the prior year. The cost of interest-bearing liabilities decreased 83 basis points to 2.87% for the year ended June 30, 2010 compared to 3.70% for the same period of the prior year primarily due to a lower cost of funds. The decline was related to the repricing of our Federal Home Loan Bank borrowings, money market accounts and certificates of deposit to lower current rates and a $63.0 million decline in brokered certificates of deposit during the year ended June 30, 2010.

The cost of borrowed funds from the Federal Home Loan Bank decreased to 3.75% during the year ended June 30, 2010 from 4.92% for the same period of the prior year. The following table sets forth the results of balance sheet growth and changes in interest rates to our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2010 Compared to June 30, 2009
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In Thousands)
Interest-earning assets:
Loans receivable, net	$532	$(4,546)	$(4,014)
Mortgage-backed securities	(125)	219	94
Investment securities, Federal Home Loan Bank Stock and cash and due from banks	(446)	(181)	(627)
Total net change in income on interest-earning assets	$(39)	$(4,508)	$(4,547)

Interest-bearing liabilities:
Savings deposits	(52)	(9)	$(61)
Interest bearing demand deposits	(12)	55	43
Money market accounts	(998)	(26)	(1,024)
Certificates of deposit	(1,112)	(1606)	(2,718)
Federal Home Loan Bank advances	(1,589)	(749)	(2,338)
Total net change in expense on interest-bearing liabilities	(3,763)	(2,335)	(6,098)

Net change in net interest income	$3,724	$(2,173)	$1,551

Interest Income. Total interest income for the year ended June 30, 2010 decreased $4.5 million, or 12.3%, to $32.5 million, from $37.1 million for the year ended June 30, 2009. The decrease during the period was primarily attributable to the decline in net loans receivable over the last year.

The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest income for the years ended June 30, 2010 and 2009:

	Year Ended June 30,
	2010		2009		Increase/
	Average Balance	Yield	Average Balance	Yield	(Decrease) in Interest Income from 2009
	(Dollars in Thousands)

Loans receivable, net	$449,434	6.48%	$520,931	6.36%	$(4,014)
Mortgage-backed securities	59,436	5.03	55,258	5.24	94
Investment securities	7,966	4.27	19,405	4.98	(626)
Federal Home Loan Bank stock	6,510	—	6,531	0.32	(21)
Cash and due from banks	30,492	0.20	28,655	0.15	20
Total interest-earning assets	$553,838	5.87%	$630,780	5.87%	$(4,547)

Interest Expense. Interest expense decreased $6.1 million, or 29.4%, to $14.7 million for the year ended June 30, 2010 from $20.7 million for the year ended June 30, 2009 primarily due to a decline in our cost of funds. The average balance of total interest-bearing liabilities decreased $49.8 million, or 8.9%, to $510.7 million for the year ended June 30, 2010 from $560.5 million for the year ended June 30, 2009. The decrease was primarily a result of a decline in brokered certificates of deposits of $63.0 million.

As a result of general market rate decreases along with the reduction in outstanding brokered certificates of deposits, the average cost of funds for total interest-bearing liabilities decreased 83 basis points to 2.87% for the year ended June 30, 2010 compared to 3.70% for the year ended June 30, 2009.

The following table details average balances, cost of funds and the change in interest expense for the year ended June 30, 2010 and 2009:

	Years Ended June 30,
	2010		2009		Increase/
	Average Balance	Yield	Average Balance	Yield	(Decrease) in Interest Expense from 2009
	(Dollars in Thousands)

Savings deposits	$28,954	0.76%	$29,940	0.94%	$(61)
Interest-bearing demand deposits	25,033	0.55	15,905	0.60	43
Money market accounts	84,933	1.46	85,914	2.64	(1,024)
Certificates of deposit	235,785	3.37	277,571	3.84	(2,718)
Federal Home Loan Bank advances	135,975	3.75%	151,193	4.92%	(2,338)
Total interest-bearing liabilities	$510,680	2.87%	$560,523	3.70%	$(6,098)

Provision for Loan Losses. In connection with its analysis of the loan portfolio for the year ended June 30, 2010, management determined that a provision for loan losses of $2.6 million was required for the year ended June 30, 2010, compared to a provision for loan losses of $20.3 million established for the year ended June 30, 2009. The $17.6 million decrease in the provision primarily reflects the decrease in our non-performing assets. Non-performing assets were $35.2 million or 6.5% of total assets at June 30, 2010, compared to $63.7 million, or 9.8% of total assets at June 30, 2009. Management considers the allowance for loan losses at June 30, 2010 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table details activity and information related to the allowance for loan losses for the year ended June 30, 2010 and 2009:

	At or For the Year Ended June 30,
	2010	2009
	(Dollars in Thousands)

Provision for loan losses	$2,615	$20,263
Net charge-offs	10,290	3,285
Allowance for loan losses	16,788	24,463
Allowance for losses as a percentage of total loans receivable at the end of this period	4.1%	4.9%
Nonaccrual and 90 days or more past due loans	20,642	60,649
Allowance for loan losses as a percentage of non-performing loans at end of period	81.3%	40.3%
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	5.1%	12.1%
Total loans	$407,116	$500,735

Noninterest Income. Noninterest income increased $1.0 million, or 17.8%, to $6.8 million for the year ended June 30, 2010 from $5.8 million for the year ended June 30, 2009. The following table provides a detailed analysis of the changes in the components of noninterest income:

	Year Ended June 30		Increase (Decrease)
	2010	2009	Amount	Percent
	(Dollars in Thousands)

Deposit services fees	$2,719	$2,945	$(226)	(7.7)%
Other deposit fees	816	778	38	4.9
Loan fees	913	1,158	(245)	(21.2)
Profit (loss) on sale of loans	956	443	513	115.8
Other-than temporary impairment on FNMA preferred stock	—	(635)	635	(100.0)
Other income	1,403	1,088	315	29.0
Total noninterest income	$6,807	$5,777	$1,030	17.8%

Noninterest income increased during the year ended June 30, 2010, primarily as a result of no additional impairments related to our investments.

Noninterest Expense. Noninterest expense decreased $409,000, or 1.6%, to $24.6 million for the year ended June 30, 2010 from $25.0 million for the year ended June 30, 2009. The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Year Ended June, 30		Increase (Decrease)
	2010	2009	Amount	Percent
	(Dollars in Thousands)

Compensation and benefits	$8,973	$10,178	$(1,205)	(11.8)%
General and administrative expenses	5,036	4,669	367	7.9
Real estate owned reserve	3,143	723	2,420	334.7
FDIC insurance premium	1,414	1,447	(33)	(2.3)
Information technology	1,952	2,090	(138)	(6.6)
Occupancy and equipment	2,581	3,147	(566)	(18.0)
Deposit services	885	889	(4)	(0.4)
Marketing	474	796	(322)	(40.5)
Net loss on sale of REO	10	322	(312)	(96.9)
Loss on sale of property, premises and equipment	115	731	(616)	(84.3)
Total noninterest expense	$24,583	$24,992	$(409)	(1.6)%

Major components of the increase in noninterest expense include:

Compensation and benefits decreased $1.2 million, or 11.8%, to $9.0 million for the year ended June 30, 2010 from $10.2 million for the same period a year ago as a result of the closure of four branches in June 2009 which resulted in a reduction of employees. At June 30, 2010 we employed 157 full-time equivalent employees compared to 173 at June 30, 2009. Our real estate owned reserve increased $2.4 million for the year ended June 30, 2010 as a result of the decline in real estate owned values.

Our efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 99.7% for the year ended June 30, 2010 compared to 113.2% for the year ended June 30, 2009. The decrease in efficiency ratio was primarily attributable to the increase in fee income and the decrease in expenses. By definition, a lower efficiency ratio would be an indication that we are more efficiently utilizing resources to generate net interest income and other fee income.

Provision (benefit) for Income Tax. The benefit for income tax for the year ended June 30, 2010 was ($3.0 million) compared to a benefit for income tax of $(2.9 million) for the same period a year ago as a result of the net operating loss for the year ended June 30, 2009. Our loss before income tax benefit declined $20.6 million, or 89.0%, to $(2.5 million) for the year ended June 30, 2010 compared to $(23.2 million) for the year ended June 30, 2009. Our combined federal and state effective income tax rate for the current period was a tax benefit of (116.5%), as compared to (12.6%) for the same period a year ago.

Deferred tax assets are deferred tax consequences attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, we recorded a valuation allowance of $3.0 million, $5.2 million, and $0 at June 30, 2010, June 30, 2009 and 2008, respectively.

Comparison of Financial Condition at June 30, 2009 and June 30, 2008

General. Total assets increased $26.0 million, or 4.2%, to $652.4 million at June 30, 2009 from $626.4 million at June 30, 2008. The increase in assets during this period was primarily a result of the increase in cash and due from banks which increased $31.4 million or 285.2%. Total deposits increased $81.8 million, or 21.0%, to $471.7 million at June 30, 2009. Certificates of deposit increased $19.0 million and was primarily the result of an increase in brokered certificates of deposit used to fund the repayment of higher-costing Federal Home Loan Bank advances, which lowered our cost of funds 64 basis points. Our total borrowings, which consisted of Federal Home Loan Bank advances, decreased $35.7 million from June 30, 2008 to June 30, 2009. The average cost of advances decreased from 5.15% during the year ended June 30, 2008 to 4.92% during the year ended June 30, 2009.

Assets. For the year ended June 30, 2009, total assets increased $26.0 million. The increases and decreases were primarily concentrated in the following asset categories:

	Balance at	Balance at	Increase (Decrease)
	June 30, 2009	June 30, 2008	Amount	Percent
	(Dollars in Thousands)
Cash and due from banks	$42,388	$11,003	$31,385	285.2%
Mortgage-backed securities, available for sale	58,142	37,427	20,715	55.3
Mortgage-backed securities, held to maturity	12,388	13,596	(1,208)	(8.9)
Loans receivable, net of allowance for loan losses	474,957	490,515	(15,558)	(3.2)

Cash and due from banks increased $31.4 million to $42.4 million at June 30, 2009, from $11.0 million at June 30, 2008.

Mortgage-backed securities increased $19.5 million to $70.5 million at June 30, 2009, from $51.0 million at June 30, 2008. During the year ended June 30, 2009, we securitized $30.3 million of fixed rate mortgage-backed securities through Freddie Mac.

Loans receivable, net, decreased $15.6 million to $475.0 million at June 30, 2009, from $490.5 million at June 30, 2008 primarily as a result of an increase in the general loans loss reserve which increased $17.0 million. Our loan portfolio remained relatively stable with small increases of $6.5 million in commercial real estate loans and $2.3 million in home equity loans.

Deposits. Deposits increased $81.8 million, or 21.0%, to $471.7 million at June 30, 2009, from $389.9 million at June 30, 2008. A significant portion of the increase was in brokered certificates of deposits which increased $49.8 million as a result of our strategy to reduce our cost of funds. These deposits were replaced with Federal Home Loan Bank borrowings as they matured. The decrease in retail certificates of deposit was primarily the result of our choosing not to match rates offered by local competitors that in some instances exceeded our alternative funding sources. The increase in deposits was also attributable to an increase of $58.4 million in money market accounts as a result of a promotion during the year ended June 30, 2009.

The following table details the changes in deposit accounts:

	Balance at	Balance at	Increase (Decrease)
	June 30, 2009	June 30, 2008	Amount	Percent
	(Dollars in Thousands)

Noninterest-bearing demand deposits	$28,673	$30,071	$(1,398)	(4.6)%
Interest-bearing demand deposits	25,003	17,123	7,880	46.0
Money market accounts	117,176	58,732	58,444	99.5
Savings deposits	28,589	30,765	(2,176)	(7.1)
Certificates of deposit
Retail certificates	187,555	218,339	(30,784)	(14.1)
Brokered certificates	84,717	34,919	49,798	142.6
Total deposit accounts	$471,713	$389,949	$81,764	21.0%

Borrowings. Federal Home Loan Bank advances decreased $35.7 million, or 21.6%, to $129.5 million at June 30, 2009, from $165.2 million at June 30, 2008. The decrease in borrowings was related to rolling maturing borrowings to lower costing brokered certificates of deposit.

Equity. Total equity decreased $19.5 million, or 31.2%, to $42.9 million at June 30, 2009, from $62.4 million at June 30, 2008. The decrease was primarily a result of the $20.3 million net loss.

Comparison of Operating Results for the Years Ended June 30, 2009 and June 30, 2008

General. Net income (loss) for the year ended June 30, 2009 was $(20.3 million) compared to net income of $786,000 for the year ended June 30, 2008.

Net Interest Income. Net interest income decreased $1.2 million, or 6.7%, to $16.3 million for the year ended June 30, 2009, from $17.5 million for the year ended June 30, 2008. The decrease in net interest income was primarily attributable to the ongoing compression of our net interest margin.

Our net interest margin decreased 39 basis points to 2.58% for the year ended June 30, 2009, from 2.97% for the same period of the prior year. The cost of interest-bearing liabilities decreased 64 basis points to 3.70% for the year ended fiscal 2009 compared to 4.34% for the same period of the prior year. The decline in the net interest margin reflects a decline in our yield on earning assets to 5.87% for the year ended June 30, 2009, from 6.83% for the same period of the prior year. The decline in yield was primarily related to a decline in the yield for loans receivable, which decreased from 7.29% for fiscal 2008 to 6.36% for fiscal 2009, which was partially attributable to refinances at a lower market interest rate as well as an increase in our non-performing loans.

The cost of borrowed funds from the Federal Home Loan Bank decreased to 4.92% during the year ended June 30, 2009 from 5.15% for the same period of the prior year. The following table sets forth the results of balance sheet growth and changes in interest rates to our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2009 Compared to June 30, 2008
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In Thousands)
Interest-earning assets:
Loans receivable, net	$(2,974)	$107	$(2,867)
Mortgage-backed securities	(86)	367	281
Investment securities, Federal Home Loan Bank Stock and cash and due from banks	16	(511)	(495)
Total net change in income on interest-earning assets	(3,044)	(37)	(3,081)

Interest-bearing liabilities:
Savings deposits	(20)	(9)	(29)
Interest bearing demand deposits	(8)	7	(1)
Money market accounts	(797)	1,139	342
Certificates of deposit	(1,305)	(897)	(2,202)
Federal Home Loan Bank advances	(17)	(10)	(27)
Total net change in expense on interest-bearing liabilities	(2,147)	230	(1,917)

Net change in net interest income	$(897)	$(267)	$(1,164)

Interest Income. Total interest income for the year ended June 30, 2009 decreased $3.1 million, or 7.7%, to $37.1 million, from $40.1 million for the year ended June 30, 2008. The decrease during the period was primarily attributable to the increase in non-performing loans.

The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest income for the years ended June 30, 2009 and 2008:

	Year Ended June 30,
	2009		2008		Increase/
	Average Balance	Yield	Average Balance	Yield	(Decrease) in Interest Income from 2008
	(Dollars in Thousands)

Loans receivable, net	$520,931	6.36%	$493,814	7.29%	$(2,867)
Cash and due from banks	28,655	0.15	11,205	0.55	(20)
Investment securities	19,405	4.98	28,556	4.92	(439)
Mortgage-backed securities	55,258	5.24	48,371	5.41	281
Federal Home Loan Bank stock	6,531	0.32	5,705	1.00	(36)
Total interest-earning assets	$630,780	5.87%	$587,651	6.83%	$(3,081)

Interest Expense. Interest expense decreased $1.9 million, or 8.5%, to $20.7 million for the year ended June 30, 2009 from $22.7 million for the year ended June 30, 2008. The average balance of total interest-bearing liabilities increased $38.8 million, or 7.4%, to $560.5 million for the year ended June 30, 2009 from $521.7 million for the year ended June 30, 2008. The increase was primarily a result of growth in money market accounts as a result of a promotion during the fiscal year.

As a result of general market rate decreases along with our utilization of brokered certificates of deposit instead of Federal Home Loan Bank advances, the average cost of funds for total interest-bearing liabilities decreased 64 basis points to 3.70% for the year ended June 30, 2009 compared to 4.34% for the year ended June 30, 2008. We use Federal Home Loan Bank advances as an alternative funding source to deposits, and to manage funding costs, and reduce interest rate risk.

The following table details average balances, cost of funds and the change in interest expense for the year ended June 30, 2009 and 2008:

	Year Ended June 30,
	2009		2008		Increase/
	Average Balance	Yield	Average Balance	Yield	(Decrease) in Interest Expense from 2008
	(Dollars in Thousands)

Savings deposits	$29,940	0.94%	$30,637	1.01%	$(29)
Interest-bearing demand deposits	15,905	0.60	15,488	0.62	(1)
Money market accounts	85,914	2.64	57,889	3.32	342
Certificates of deposit	277,571	3.84	272,709	4.72	(2,202)
Federal Home Loan Bank advances	151,193	4.92	144,964	5.15	(27)
Total interest-bearing liabilities	$560,523	3.70%	$521,687	4.34%	$(1,917)

Provision for Loan Losses. In connection with its analysis of the loan portfolio for the year ended June 30, 2009, management determined that a provision for loan losses of $20.3 million was required for the year ended June 30, 2009, compared to a provision for loan losses of $3.5 million established for the year ended June 30, 2008. The $16.7 million increase in the provision primarily reflects the increase in our non-performing assets. Non-performing assets were $63.7 million or 9.8% of total assets at June 30, 2009, compared to $25.0 million or 4.0% of total assets at June 30, 2008.

The following table details activity and information related to the allowance for loan losses for the years ended June 30, 2009 and 2008:

	At or For the Year Ended June 30,
	2009	2008
	(Dollars in Thousands)

Provision for loan losses	$20,263	$3,545
Net charge-offs	3,285	704
Allowance for loan losses	24,463	7,485
Allowance for losses as a percentage of total loans receivable at the end of this period	4.9%	1.5%
Nonaccrual and 90 days or more past due loans	$60,649	$23,370
Allowance for loan losses as a percentage of non-performing loans at end of period	40.3%	32.0%
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	12.1%	4.7%
Total loans	$500,735	$499,267

Noninterest Income. Noninterest income increased $125,000, or 2.2%, to $5.8 million for the year ended June 30, 2009 from $5.7 million for the year ended June 30, 2008. The following table provides a detailed analysis of the changes in the components of noninterest income:

	Year Ended June 30,		Increase (Decrease)
	2009	2008	Amount	Percent
	(Dollars in Thousands)

Deposit services fees	$2,945	$2,766	$179	6.5%
Other deposit fees	778	744	34	4.6
Loan fees	1,158	1,428	(270)	(18.9)
Profit (loss) on sale of loans	443	(135)	578	428.1
Other-than-temporary impairment on FNMA	(635)	(365)	(270)	(74.0)
Other income	1,088	1,214	(126)	(10.4)
Total noninterest income	$5,777	$5,652	$125	2.2%

Deposit service fees increased to $2.9 million during the year ended June 30, 2009 from $2.8 million during the year ended June 30, 2008, primarily as a result of an increase in the number of demand deposit accounts held by us. There were several checking promotions during 2008 which increased the number of our customer accounts. Loan fees decreased $270,000 and other income decreased $126,000 during the year ended June 30, 2009 as a result of a decrease in extension fees and an increase in loss on sale of real estate.

Noninterest Expense. Noninterest expense increased $6.2 million, or 33.0%, to $25.0 million for the year ended June 30, 2009 from $18.8 million for the year ended June 30, 2008. The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Year Ended June, 30		Increase (Decrease)
	2009	2008	Amount	Percent
	(Dollars in Thousands)

Compensation and benefits	$10,178	$8,758	$1,420	16.2%
General and administrative expenses	4,669	3,249	1,420	43.7
FDIC premiums	1,447	194	1,253	645.9
Real Estate Owned Reserve	723	124	599	483.1
Information technology	2,090	1,986	104	5.2
Occupancy and equipment	3,147	2,947	200	6.8
Deposit services	889	744	145	19.5
Marketing	796	691	105	15.2
Loss on sale of property, premises and equipment	731	24	707	2,945.8
Loss on sale of real estate owned	322	72	250	347.2
Total noninterest expense	$24,992	$18,789	$6,203	33.0%

Major components of the increase in noninterest expense include:

Compensation and benefits increased $1.4 million, or 16.2%, to $10.2 million for the year ended June 30, 2009 from $8.8 million for the same period a year ago. The increase was primarily a result of pay increases of 4.0% in July 2008, as well as severance packages for staff related to four branch closings in May 2009. At June 30, 2009, we employed 173 full time equivalent employees compared to 191 at June 30, 2008. General and administrative expenses increased $1.4 million or 43.7% during the year ended June 30, 2009. Increased general and administrative expenses during fiscal 2009 were attributable to conversion expenses of $631,000 and insurance and surety bond premiums increased $428,000. Our FDIC deposit insurance premiums increased $1.3 million as a result of a special assessment of $322,000, as well as a change in our risk profile. Loss on sale of property, premises and equipment increased $707,000, as a result of the closure of four Wal-Mart branches in May 2009.

Our efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 113.2% for the year ended June 30, 2009 compared to 81.4% for the year ended June 30, 2008. The increase in efficiency ratio was primarily attributable to a $6.2 million, or 33.0%, increase in expenses.

Provision for Income Tax. The provision (benefit) for income tax decreased $2.9 million, to $(2.9 million) for the year ended June 30, 2009 from a provision (benefit) for income tax of $(2) for the same period a year ago. Income or (loss) before income taxes decreased $24.0 million, to $(23.2 million) for the year ended June 30, 2009 compared to $784,000 for the year ended June 30, 2008. Our combined federal and state effective income tax rate for the current period was a tax benefit of (12.6)%, as compared to (0.3)% in fiscal 2008.

Impact of Employee Stock Ownership Plan

Following the completion of the stock offering, we will have an employee stock ownership plan. The implementation of the employee stock ownership plan will affect our results of operations as a component of employee compensation expense. The employee stock ownership plan will result in employee compensation expense equal to the current market price of the shares being released and allocated to the participants in the plan for that year.

Average Balances, Interest and Average Yields/Cost

The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances have been calculated using the average of weekly interest-earning assets and interest-bearing liabilities. Noninterest-earning assets and noninterest-bearing liabilities have been computed on a monthly basis.

	Year Ended June 30,
	2010			2009			2008
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost

Interest-earning assets:
Loans receivable, net (1)	$449,434	29,109	6.48%	$520,931	$33,123	6.36%	$493,814	$35,990	7.29%
Mortgage-backed securities	59,436	2,992	5.03	55,258	2,898	5.24	48,371	2,617	5.41
Investment securities	7,966	340	4.27	19,405	966	4.98	28,556	1,405	4.92
Federal Home Loan Bank stock	6,510	—	—	6,531	21	0.32	5,705	57	1.00
Cash and due from banks	30,492	62	0.20	28,655	42	0.15	11,205	62	0.55
Total interest-earning assets	553,838	32,503	5.87	630,780	37,050	5.87	587,651	40,131	6.83

Noninterest earning assets	50,024			22,888			35,199

Total average assets	$603,862			$653,668			$622,850

Interest-bearing liabilities:
Savings deposits	$28,954	220	0.76	$29,940	281	0.94	$30,637	310	1.01
Interest-bearing demand deposits	25,033	138	0.55	15,905	95	0.60	15,488	96	0.62
Money market accounts	84,933	1,240	1.46	85,914	2,264	2.64	57,889	1,922	3.32
Certificates of deposit	235,785	7,950	3.37	277,571	10,668	3.84	272,709	12,870	4.72
Total deposits	374,705	9,548	2.55	409,330	13,308	3.25	376,723	15,198	4.03

Federal Home Loan Bank advances	135,975	5,101	3.75	151,193	7,440	4.92	144,964	7,467	5.15

Total interest-bearing liabilities	510,680	14,650	2.87	560,523	20,748	3.70	521,687	22,665	4.34

Noninterest-bearing liabilities	44,264			34,243			39,475

Total average liabilities	554,944			594,766			561,162

Average equity	48,918			58,902			61,688

Total liabilities and equity	$603,862			$653,668			$622,850

	Year Ended June 30,
	2010			2009			2008
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost

Net interest income			$17,853			$16,302			$17,466
Interest rate spread			3.00%			2.17%			2.48%
Net interest margin			3.22%			2.58%			2.97%
Ratio of average interest- earning assets to average interest-bearing liabilities			108.5%			112.5%			112.6%

(1)	Average loans receivable includes non-performing loans and does not include net deferred loan fees. Interest income does not include non-accrual loans.

Yields Earned and Rates Paid

The following table sets forth (on a consolidated basis) for the periods and at the dates indicated, the weighted average yields earned on our assets, the weighted average interest rates paid on our liabilities, together with the net yield on interest-earning assets.

	At
	June 30,	Year Ended June 30,
	2010	2010	2009	2008
Weighted average yield on:
Loans receivable, net	6.20%	6.48%	6.36%	7.29%
Mortgage-backed securities	5.03	5.03	5.24	5.41
Investment securities	4.29	4.27	4.98	4.92
Federal Home Loan Bank stock	—	—	0.32	1.00
Cash and due from banks	0.19	0.20	0.15	0.55
Total interest-earning assets	6.02	5.87	5.87	6.83

Weighted average rate paid on:
Savings accounts	0.76	0.76	0.94	1.01
Interest-bearing demand deposits	0.49	0.55	0.60	0.62
Money market accounts	1.08	1.46	2.64	3.32
Certificates of deposit	3.00	3.40	3.84	4.72
Total average deposits	2.02	2.56	3.25	4.03
Federal Home Loan
Bank advances	3.04	3.75	4.92	5.15
Total interest-bearing liabilities	2.31	2.87	3.70	4.34

Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	3.71	3.00	2.17	2.48

Net interest margin (net interest income (expense) as a percentage of average interest-earning assets)	—	3.22	2.58	2.97

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to: (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2010			Year Ended June 30, 2009
	Compared to June 30, 2009			Compared to June 30, 2008
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Total	Rate	Volume	Total
	(In Thousands)
Interest-earning assets:
Loans receivable, net	$532	$(4,546)	$(4,014)	$(2,974)	$107	$(2,867)
Mortgage-backed securities	(125)	219	94	(86)	367	281
Investment securities, Federal Home Loan Bank stock and cash due from banks	(446)	(181)	(627)	16	(511)	(495)

Total net change in income on interest-earning assets	$(39)	$(4,508)	$(4,547)	$(3,044)	$(37)	$(3,081)

Interest-bearing liabilities:
Savings accounts	(52)	(9)	$(61)	$(20)	$(9)	$(29)
Interest-bearing demand deposits	(12)	55	43	(8)	7	(1)
Money market accounts	(998)	(26)	(1,024)	(797)	1,139	342
Certificates of deposit	(1,112)	(1606)	(2,718)	(1,305)	(897)	(2,202)
Federal Home Loan Bank advances	(1,589)	(749)	(2,338)	(17)	(10)	(27)

Total net change in expense on interest-bearing liabilities	$(3,763)	$(2,335)	$(6,098)	$(2,147)	$230	$(1,917)

Net change in net interest income	$3,724	$(2,173)	$1,551	$(897)	$(267)	$(1,164)

Asset and Liability Management and Market Risk

General. Our board of directors has established an asset and liability management policy to guide management in maximizing net interest rate spread by managing the differences in terms between interest-earning assets and interest-bearing liabilities while maintaining acceptable levels of liquidity, capital adequacy, interest rate sensitivity, changes in net interest income, credit risk and profitability. The policy includes the use of an Asset Liability Management Committee whose members include certain members of senior management. The Committee’s purpose is to communicate, coordinate and manage our asset/liability positions consistent with our business plan and Board-approved policies. The Asset Liability Management Committee meets monthly to review various areas including:

●	economic conditions;

●	interest rate outlook;

●	asset/liability mix;

●	interest rate risk sensitivity;

●	change in net interest income;

●	current market opportunities to promote specific products;

●	historical financial results;

●	projected financial results; and

●	capital position.

The Committee also reviews current and projected liquidity needs monthly. As part of its procedures, the Asset Liability Management Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution’s existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential change in market value of portfolio equity that is authorized by the board of directors.

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

In recent years, we primarily have utilized the following strategies in our efforts to manage interest rate risk:

●	we have increased our originations of shorter term loans and particularly, home equity loans and commercial business loans;

●	we have structured certain borrowings with maturities that match fund our loan portfolios; and

●
we have securitized our single family loans to available for sale investments; which generates cash flow as well as allows the flexibility of managing interest rate risk as well as selling the investment when appropriate.

How We Measure the Risk of Interest Rate Changes. We measure our interest rate sensitivity on a quarterly basis utilizing an internal model. Management uses various assumptions to evaluate the sensitivity of our operations to changes in interest rates. Although management believes these assumptions are reasonable, the interest rate sensitivity of our assets and liabilities on net interest income and the market value of portfolio equity could vary substantially if different assumptions were used or actual experience differs from such assumptions. The assumptions we use are based upon proprietary and market data and reflect historical results and current market conditions. These assumptions relate to interest rates, prepayments, deposit decay rates and the market value of certain assets under the various interest rate scenarios. An independent service was used to provide market rates of interest and certain interest rate assumptions to determine prepayments and maturities of loans, investments and borrowings and decay rates on deposits. Time deposits are modeled to reprice to market rates upon their stated maturities. We assumed that non-maturity deposits can be maintained with rate adjustments not directly proportionate to the change in market interest rates.

In the past, we have demonstrated that the tiering structure of our deposit accounts during changing rate environments results in relatively low volatility and less than market rate changes in our interest expense for deposits. Our deposit accounts are tiered by balance and rate, whereby higher balances within an account earn higher rates of interest. Therefore, deposits that are not very rate sensitive (generally, lower balance tiers) are separated from deposits that are rate sensitive (generally, higher balance tiers).

We generally have found that a number of our deposit accounts are less rate sensitive than others. Thus, when interest rates increase, the interest rates paid on these deposit accounts do not require a proportionate increase in order for us to retain them. These assumptions are based upon an analysis of our customer base, competitive factors and historical experience. The following table shows the change in our net portfolio value at June 30, 2010 that would occur upon an immediate change in interest rates based on our assumptions, but without giving effect to any steps that we might take to counteract that change. The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

Basis Point				Net Portfolio as % of
Change in	Net Portfolio Value(1)			Portfolio Value of Assets		Market Value
Rates	Amount	$ Change (2)	% Change	NPV Ratio (3)	% Change (4)	of Assets(5)
	(Dollars in Thousands)

300	42,430	41,849	(49.66)%	8.03	(6.34)	528,274
200	55,492	28,787	(34.16)	10.15	(4.22)	546,497
100	69,458	14,821	(17.59)	12.27	(2.10)	565,859
—	84,279	—	—	14.37	Base	586,330
(100)	103,578	19,299	22.90	16.95	2.58	611,039
(200)	125,216	40,937	48.57	19.62	5.24	638,360
(300)	151,993	67,714	80.34	22.75	8.38	668,004

(1)
The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

(2)	Represents the increase (decrease) in the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.
(3)	Calculated as the net portfolio value divided by the market value of assets (“net portfolio value ratio”).
(4)
Calculated as the increase (decrease) in the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

(5)
Calculated based on the present value of the discounted cash flows from assets. The market value of assets represents the value of assets under the various interest rate scenarios and reflects the sensitivity of those assets to interest rate changes.

The following table illustrates the change in net interest income that would occur in the event of an immediate change in interest rates, but without giving effect to any steps that might be taken to counter the effect of that change in interest rates.

Basis Point	Net Interest Income
Change in Rates (1)	Amount	$ Change (2)	% Change
	(Dollars in Thousands)

300	15,676	(3,817)	(19.6)
200	16,891	(2,602)	(13.3)
100	18,155	(1,338)	(6.9)
Base	19,493	—	—
(100)	21,014	1,521	7.8
(200)	21,138	1,645	8.4

(1)	We did not include the 300 basis point decrease in rates at September 30, 2009, because such a decrease in rates would not be possible given the interest rate levels on that date.
(2)	Represents the increase (decrease) of the estimated net interest income at the indicated change in interest rates compared to net interest income assuming no change in interest rates.

We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

The following table presents our interest sensitivity gap between interest-earning assets and interest-bearing liabilities at June 30, 2010. These amounts are based on daily averages.

	Within Six Months	Seven Months to One Year	Over 1 - 3 Years	Over 3 - 5 Years	Over 5 - 10 Years	Over 10 Years	Total
	(Dollars in Thousands)
Interest-earning assets:
Loans	$114,016	$38,309	$107,455	$58,603	$50,450	$61,054	$429,887
Investments and other interest bearing deposits	2,129	18,548	9,781	5,352	17,508	26,203	79,521
Life insurance investment, net	—	16,914	—	—	—	—	16,914
Total rate sensitive assets	116,145	73,771	117,236	63,955	67,958	87,257	526,322

Interest-bearing liabilities:
Deposits	203,157	41,513	54,846	19,444	36,876	—	355,836
Borrowings	85,900	17,500	16,000	17,500	—	—	136,900
Total rate sensitive liabilities	289,057	59,013	70,846	36,944	36,876	—	492,736

Excess (deficiency) of interest sensitivity assets over interest sensitivity liabilities	(172,912)	14,758	46,390	27,011	31,082	87,257	33.586

Cumulative excess (deficiency) of interest sensitivity assets	(172,912)	(158,154)	(111,764)	(84,753)	(53,671)	33,586	—

Ratio of interest-earning assets to interest-bearing liabilities	(0.46)%	(0.53)%	(0.67)%	(0.79)%	(0.87)%	0.03

Anchor Bank currently runs an internal model to simulate interest rate risk; the model in use is an IPS-Sendero model which calculates interest-earning assets and liabilities using a monthly average.

Liquidity

We are required to have enough cash flow in order to maintain sufficient liquidity to ensure a safe and sound operation. Historically, we have maintained cash flow above the minimum level believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. On a monthly basis, we review and update cash flow projections to ensure that adequate liquidity is maintained.

Our primary sources of funds are from customer deposits, loan repayments, loan sales, investment payments, maturing investment securities and advances from the Federal Home Loan Bank of Seattle. These funds, together with retained earnings and equity, are used to make loans, acquire investment securities and other assets, and fund continuing operations. While maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the level of interest rates, economic conditions and competition.

We believe that our current liquidity position is sufficient to fund all of our existing commitments. At June 30, 2010, the total approved loan origination commitments outstanding amounted to $579,000. At the same date, unused lines of credit were $36.7 million.

For purposes of determining our liquidity position, we use a concept of basic surplus, which is derived from the total of available for sale investments, as well as other liquid assets, less short-term liabilities. Our board of directors has established a target range for basic surplus of 5% to 7%. During the year ended June 30, 2010, our average basic surplus was 9.40%.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or mortgage-backed securities. On a longer-term basis, we maintain a strategy of investing in various lending products as described in greater detail under “Business of Anchor Bank Lending Activities.”

We use our sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities.

Certificates of deposit scheduled to mature in one year or less at June 30, 2010 totaled $124.6 million, with $10.7 million of that amount in brokered deposits. Management’s policy is to generally maintain deposit rates at levels that are competitive with other local financial institutions. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Anchor Bank. In addition, we had the ability at June 30, 2010 to borrow an additional $6.0 million from the Federal Home Loan Bank of Seattle.

We measure our liquidity based on our ability to fund our assets and to meet liability obligations when they come due. Liquidity (and funding) risk occurs when funds cannot be raised at reasonable prices, or in a reasonable time frame, to meet our normal or unanticipated obligations. We regularly monitor the mix between our assets and our liabilities to manage effectively our liquidity and funding requirements.

Our primary source of funds is our deposits. When deposits are not available to provide the funds for our assets, we use alternative funding sources. These sources include, but are not limited to: cash management from the Federal Home Loan Bank of Seattle, wholesale funding, brokered deposits, federal funds purchased and dealer repurchase agreements, as well as other short-term alternatives. Alternatively, we may also liquidate assets to meet our funding needs. On a monthly basis, we estimate our liquidity sources and needs for the corning three-month, six-month, and one-year time periods. Also, we determine funding concentrations and our need for sources of funds other than deposits. This information is used by our Asset Liability Management Committee in forecasting funding needs and investing opportunities.

Contractual Obligations

Through the normal course of operations, we have entered into certain contractual obligations. Our obligations generally relate to funding of operations through deposits and borrowings as well as leases for premises. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable.

At June 30, 2010, our scheduled maturities of contractual obligations were as follows:

	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance
	(In Thousands)

Certificates of deposit	$124,596	$41,450	$5,509	$29,909	$201,464

Federal Home Loan Bank advances	98,400	21,000	17,500	—	136,900
Operating leases	268	372	12	—	652
Borrower tax and insurance	1,423	—	—	—	1,423
Total contractual obligations	$224,687	$62,822	$23,021	$29,909	$340,439

Commitments and Off-Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of our customers. These financial instruments generally include commitments to originate mortgage, commercial and consumer loans, and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Our maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount of those instruments. Because some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments as we do for on-balance sheet instruments. Collateral is not required to support commitments.

Undisbursed balances of loans closed include funds not disbursed but committed for construction projects. Unused lines of credit include funds not disbursed, but committed to, home equity, commercial and consumer lines of credit.

The following table summarizes our commitments and contingent liabilities with off-balance sheet risks as of June 30, 2010:

	Amount of Commitment Expiration - Per Period
	Total Amounts Committed	Due in One Year
	(In Thousands)

Commitments to originate loans	$579	$579
Fixed rate	12,436	12,436
Adjustable rate	24,228	24,228
Undisbursed balance of loans closed	$37,243	$37,243

Capital

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a “well capitalized” institution in accordance with regulatory standards and the Order. Anchor Bank’s total regulatory capital was $47.2 million at June 30, 2010, or 8.7%, of total assets on that date. As of June 30, 2010, we exceeded all regulatory capital requirements to be considered well capitalized as of that date. Our regulatory capital ratios at June 30, 2010 were as follows: Tier 1 capital 7.6%; Tier 1 (core) risk-based capital 10.5%; and total risk-based capital 11.8%. The regulatory capital requirements to be considered well capitalized are 5%, 6% and 10%, respectively. See “How We Are Regulated — Regulation and Supervision of Anchor Bank — Capital Requirements” and “Pro Forma Data.” Although we were “well capitalized” at June 30, 2010 based on financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, we are no longer regarded as “well capitalized” for federal regulatory purposes as a result of the deficiencies cited in the Order. As a result of this reclassification, our borrowing costs and terms from the Federal Reserve Board and the FHLB, as well as our FDIC deposit insurance premiums increased.

Impact of Inflation

The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. The primary impact of inflation is reflected in the increased cost of our operations. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in dollar value of the collateral securing loans that we have made. Our management is unable to determine the extent, if any, to which properties securing loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became the FASB’s officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative.

In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-16, Transfer and Servicing (Topic 860) Accounting for Transfers of Financial Assets which amends ASC 860-10, Transfers and Servicing-Overall (“ASC 860-10”) and adds transition paragraphs 860-10-65-3 of ASC 860-10. ASC 860-10 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets, and requires additional disclosures. ASC 860-10 is effective for us for the fiscal year beginning July 1, 2011. The adoption of ASC 860-10 is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 revises two disclosure requirements concerning fair value measurement and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosure should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. Our disclosures about fair value measurements are presented in Note 15 of the Notes to Consolidated Financial Statement included in this prospectus. We adopted these new disclosure requirements during the current period, with the exception of requirement concerning gross presentation of Level 3 activity which is effective for fiscal years beginning after December 15, 2010. With respect to the portions of this ASU that were adopted during the current period, the adoption of this standard did not have a material impact on our consolidated financial statements. Management does not believe that the adoption of the remaining portion of this ASU will have a material impact on our consolidated financial statements.

In April 2010, FASB issued ASU No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset , which clarifies the accounting for acquired loans that have evidence of a deterioration in credit quality since origination (referred to as “Subtopic 310-30 Loans”). Under this ASU, an entity may not apply troubled debt restructuring (“TDR”) accounting guidance to individual Subtopic 310-30 Loans that are part of a pool, even if the modification of those loans would otherwise be considered a troubled debt restructuring. Once a pool is established, individual loans should not be removed from the pool unless the entity sells, forecloses, or writes off the loan. Entities would continue to consider whether the pool of loans is impaired if expected cash flows for the pool change. Subtopic 310-30 Loans that are accounted for individually would continue to be subject to TDR accounting guidance. A one-time election to terminate accounting for loans as a pool, which may be made on a pool-by-pool basis, is provided upon adoption of the ASU. This ASU is effective for the quarter ended September 30, 2010. Adoption of this ASU is not expected to significantly impact our consolidated financial statements.

On July 21, 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio’s risk and performance. This ASU is effective for interim and annual reporting periods after December 15, 2010. Adoption of this ASU is not expected to significantly impact our consolidated financial statements.

BUSINESS OF ANCHOR BANCORP

General

Anchor Bancorp was organized as a Washington business corporation at the direction of Anchor Bank on September 8, 2008 for the purpose of becoming a holding company for Anchor Bank upon completion of the conversion. We have not engaged in any significant business to date. Upon completion of the conversion of Anchor Bank from the mutual to stock form of organization, Anchor Bank will be a wholly-owned subsidiary of Anchor Bancorp.

Business of Anchor Bancorp

We have not engaged in any significant business operations since our incorporation on September 8, 2008. Upon completion of the conversion, our primary business activity will be directing, planning and coordinating the business activities of Anchor Bank. In connection with the offering, we plan to retain up to 10% of the net proceeds from the offering and invest 90% of the remaining net proceeds in Anchor Bank as additional capital in exchange for 100% of the outstanding common stock of Anchor Bank. We will use a portion of the net proceeds to make a loan to the employee stock ownership plan and will invest our initial capital as discussed in “How We Intend to Use the Proceeds From this Offering.” At a later date, we may use the net proceeds to pay dividends to shareholders and to repurchase shares of common stock, subject to regulatory limitations.

In the future, as the holding company of Anchor Bank, we will be authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the acquisition of banking and financial services companies. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp” for a discussion of the activities that are permitted for savings and loan holding companies. We currently have no plans regarding any specific acquisition transaction.

We currently do not plan to own any property. We will use the premises, equipment and furniture of Anchor Bank for the payment of appropriate rental fees, as required by applicable law. We will employ only officers, who also serve as officers of Anchor Bank, and we will use the support staff of Anchor Bank from time to time, but will not separately compensate these individuals. It is anticipated that we will enter into an expense sharing agreement with Anchor Bank so that Anchor Bank will be reimbursed for compensation and related costs associated with Anchor Bank officers and staff who spend time on Anchor Bancorp business activities.

As the holding company for Anchor Bank, our competitive conditions are the same as those confronting Anchor Bank. See “Business of Anchor Bank– Competition.”

BUSINESS OF ANCHOR BANK

General

We are a well-established financial institution with a 102 year history of meeting the financial needs of our customers, who are primarily located in our local market. Anchor Bank was organized in 1907 as a Washington state chartered savings and loan association, converted to a federal mutual savings and loan association in 1935, and converted to a Washington state chartered mutual savings bank under Title 32 of the Revised Code of Washington in 1990.In connection with the mutual to stock conversion, we are changing our name from Anchor Mutual Savings Bank to “Anchor Bank.”

Market Area

        We are a community-based financial institution primarily serving Western Washington including Grays Harbor, Thurston, Lewis, Pierce, Mason and Clark counties. We also conduct lending operations in the Portland, Oregon metropolitan area. However, our lending activities have been materially limited in recent periods.   Since the latter half of 2007, depressed economic conditions have prevailed in portions of the United States, including our market area of Western Washington and the Portland, Oregon metropolitan area, which have experienced substantial home price declines, lower levels of existing home sale activity, increased foreclosures and above average unemployment rates.  Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in our six-county market area was $183,000, a 24% decline compared to the quarter ended September 30, 2007.  In addition, existing home sales in our six-county market area for the quarter ended March 31, 2010 declined by 41% compared to the quarter ended September 30, 2007.  Using data from the FDIC, foreclosures as a percentage of all mortgage loans in the State of Washington increased from approximately 0.32% as of September 2007 to approximately 0.59% as of September 2009 and increased to 0.83% for June 2010.  According to the Department of Labor, the average unemployment rate in the counties in our market area averaged 10.6% during June 2010, an increase from an average of 5.1% during September 2007.  These unemployment rates are higher than the national unemployment rates of 9.5% and 4.5%, as of June 2010 and September 2007, respectively.

        Grays Harbor County has a population of 72,000 and a median household income of $43,095 according to the latest information available from the U.S. Census Bureau.  The economic base in Grays Harbor has been historically dependent on the timber and fishing industries.  Other industries that support the economic base are tourism, manufacturing, agriculture, shipping, transportation and technology.   The 2010 estimated median family income as provided by data from the FDIC was $51,000 compared to $70,400 for the State of Washington.  Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in Grays Harbor County was $140,000, a 22% decline from the median home price of $180,000 for the quarter ended September 30, 2007.  In addition, existing home sales in Grays Harbor County for the quarter ended March 31, 2010 declined by 20% from the total for the quarter ended September 30, 2007. According to the U.S. Department of Labor, the unemployment rate in Grays Harbor County decreased to 12.0% at June 30, 2010 from 12.5% at June 30, 2009.   Using data from the FDIC, the rate of personal bankruptcy filings in Grays Harbor County increased from approximately 21% in 2007 to approximately 34% in 2009. We have six branches (including our home office) located throughout the county. A slowdown in the Grays Harbor County economy could negatively impact our profitability in this market area.

        Thurston County has a population of 256,000 and a median household income of $60,237 according to the latest information available from the U.S. Census Bureau.  Thurston County is home of Washington State’s capital (Olympia) and its economic base is largely driven by state government related employment.   The 2010 estimated median family income for Thurston County as provided by data from the FDIC was $72,400. Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in Thurston County was $228,000, a 16% decline from the median home price of $270,000 for the quarter ended September 30, 2007.  In addition, existing home sales in Thurston County for the quarter ended March 31, 2010 declined by 23% from the quarter ended September 30, 2007. According to the U.S. Department of Labor, the unemployment rate for the Thurston County area had decreased to 7.3% at June 30, 2010 from 7.8% at June 30, 2009.   Using data from the FDIC, the rate of personal bankruptcy filings in Thurston County increased from approximately 34% in 2007 to approximately 36% in 2009. We currently have four branches in Thurston County.  Thurston County has a stable economic base primarily attributable to the state government presence. A slowdown in the Thurston County economy could negatively impact the Bank’s lending opportunities in this market.

        Lewis County has a population of 75,000 and a median household income of $44,581 according to the latest information available from the U.S. Census Bureau.  The economic base in Lewis County is supported by manufacturing, retail trade, local government and industrial services.   The 2010 estimated median family income for Lewis County as provided by data from the FDIC was $53,400. Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in Lewis County was $139,900, a 35% decline from the median home price of $214,100 for the quarter ended September 30, 2007.  In addition, existing home sales in Lewis County for the quarter ended March 31, 2010 declined by 33% from the quarter ended September 30, 2007. According to the U.S. Department of Labor, the unemployment rate in Lewis County decreased to 12.1% at June 30, 2010 from 12.9% at June 30, 2009.   Using data from the FDIC, foreclosures as a percentage of all mortgage loans in Lewis County increased from approximately 26% in 2007 to approximately 62% in 2009. We have two branches located in Lewis County.  A slowdown in the Lewis County economy could negatively impact our lending opportunities in this market.

        Pierce County is the second most populous county in the state and has a population of 813,000 and a median household income of $57,879 according to the latest information available from the U.S. Census Bureau.  The economy in Pierce County is diversified with the presence of military related government employment (Lewis/McChord JBLM Base), transportation and shipping employment (Port of Tacoma), and aerospace related employment (Boeing).   The 2010 estimated median family income for Pierce County as provided by data from the FDIC was $69,600. Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in Pierce County was $215,000, a 26% decline from the median home price of $288,700 for the quarter ended September 30, 2007.  In addition, existing home sales in Pierce County for the quarter ended March 31, 2010 declined by 18% from the quarter ended September 30, 2007. According to the U.S. Department of Labor, the unemployment rate for the Pierce County area decreased to 9.0% at June 30, 2010 from 9.8% at June 30, 2009.   Using data from the FDIC, the rate of personal bankruptcy filings in Pierce County increased from approximately 29% in 2007 to approximately 43% in 2009. We have two branches in Pierce County, and are scheduled to close one of the two branches as of August 31, 2010.  A slowdown in the Pierce County economy could negatively impact the demand for construction loans and could negatively impact our profitability.

        Mason County has a population of 59,000 and a median household income of $48,522 according to the latest information available from the U.S. Department of Labor.  The economic base in Mason County is supported by wood products.   The 2010 estimated median family income for Mason County as provided by data from the FDIC was $58,300. Based on information from the Washington Center for Real Estate Research, for the quarter ended March 31, 2010, the median home price in Mason County was $159,500, a 29% decline from the median home price of $224,700 for the quarter ended September 30, 2007.  In addition, existing home sales in Mason County for the quarter ended March 31, 2010 declined by 3% from the quarter ended September 30, 2007. According to the U.S. Department of Labor, the unemployment rate in Mason County decreased to 9.9% at June 30, 2010 from 10.2% at June 30, 2009.   Using data from the FDIC, the rate of personal bankruptcy filings in Mason County increased from approximately 53% in 2007 to approximately 63% in 2009. We have  one branch located in Mason County.  A slowdown in the Mason County economy could negatively impact our lending opportunities in this market.

Estate Research, for the quarter ended March 31, 2010, the median home price in Clark County was $218,000, a 22% decline from the median home price of $278,700 for the quarter ended September 30, 2007.  In addition, existing home sales in our six-county market area for the quarter ended March 31, 2010 declined by 4% from the quarter ended September 30, 2007. According to the U.S. Department of Labor, the unemployment rate in Clark County was 12.4% at June 30, 2010, unchanged from the level at June 30, 2009.  Using data from the FDIC, the rate of personal bankruptcy filings in Clark County increased from approximately 41% in 2007 to approximately 43% in 2009. We have one branch located in Clark County.  A slowdown in the Clark County economy could negatively impact our lending opportunities in this market.

The Portland, Oregon metropolitan area, which includes the Oregon counties of Clackamas, Columbia, Multnomah, Washington, Yamhill and the Washington counties of Clark and Skamania, as well as the principal cities of Vancouver, Washington and Beaverton, Oregon, has a population of 2.3 million according to the latest information available from the U.S. Census Bureau and a median household income of $61,800. The economic base is supported by construction, semi conductor manufacturing, sports apparel and solar energy. According to the U.S. Department of Labor , the unemployment rate for Multnomah County decreased to 10.2% at June 30, 2010 from 11.7% at June 30, 2009. Anchor Bank has one branch in Vancouver, Washington. We have a moderate amount of construction loans secured by property located in the Portland, Oregon metropolitan area. A slowdown in the Portland economy could negatively impact our lending opportunities in this market.

For a discussion regarding the competition in our primary market area, see “– Competition.”

Lending Activities

General. Historically, our principal lending activity has consisted of the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences and loans for the construction of one- to four-family residences. We also originate consumer loans, with an emphasis on home equity loans and lines of credit. Since 1990, we have been aggressively offering commercial real estate loans and multi-family loans primarily in Western Washington. A substantial portion of our loan portfolio is secured by real estate, either as primary or secondary collateral, located in our primary market area. As of June 30, 2010, the net loan portfolio totaled $389.4 million and represented 71.5% of our total assets. As of June 30, 2010, 27.7% of our total loan portfolio was comprised of one- to four-family residential loans, 10.4% of home equity loans and lines of credit, 29.1% of commercial real estate loans, 11.3% of multi-family real estate loans, 5.3% of commercial business loans, 2.2% of secured consumer loans, 3.0% of unsecured consumer loans and 10.9% of construction loans.

At June 30, 2010, there was no specified maximum amount that we could have loaned to any one borrower and the borrower’s related entities under applicable State of Washington regulations. Our internal policy, however, limits loans to one borrower and the borrower’s related entities to the lesser of 15% of our total capital or $7.1 million, without the express prior consent of the board of directors. At June 30, 2010, we had three borrowing relationships which total $25.4 million that were over this amount, which received the approval of the board of directors and whose loans as of June 30, 2010. Our ten largest credit relationships at June 30, 2010 were as follows:

●
Our largest single borrower relationship at June 30, 2010, as explained above, consisted of seven commercial real estate loans secured by income producing properties in the total amount of $10.5 million secured by professional office buildings;

●	The second largest relationship consisted of three commercial real estate loans totaling $7.8 million secured by light industrial buildings;

●	The third largest lending relationship consisted of three loans secured by intermediate care facilities aggregating $7.2 million;

●	The fourth largest lending relationship totaled $5.9 million, secured by a minority interest in a national shared credit which in turn is secured by an entertainment, hospitality and dining complex;

●
Our fifth largest borrower relationship totaled $5.8 million within three loans. One of these loans for $3.2 million is secured by a finished residential subdivision of 66 lots; another loan for $2.5 million is secured by a construction bridge loan for multi-family condominium rentals; one loan for $100,000 is secured by a single family detached rental house;

●	The sixth largest lending relationship totals $5.7 million and consists of 37 loans, each of which was secured by a single family residential rental house, with an average balance of $154,000;

●	The seventh largest borrower relationship is one loan for $5.0 million, secured by a church complex;

●
The eighth largest lending relationship totaled $4.5 million within 20 loans which range in size from $1.6 million to a zero balance line of credit. Collateral consists primarily of owner and non-owner occupied light industrial commercial real estate;

●
Our ninth largest borrower relationship totaled $4.1 million, consisted of one loan of $4.0 million and one loan of $100,000, and is secured by a limited service hotel managed by a national hotel chain; and

●	The tenth largest credit relationship was a total of $4.1 million, is one loan secured by a 104 lot partially completed residential subdivision located in Sandy, Oregon.

All of these relationships include personal guarantees except for the fourth largest (minority interest in the shared national credit), and all of the properties securing these loans are in our primary market area. These loans were all performing according to their repayment terms as of June 30, 2010, except for the following:

●
The second largest relationship was adversely classified at June 30, 2010 because one construction loan of $2.7 million within this relationship is behind schedule and construction activity had stalled as a result of an adverse lien claim, litigation against the borrower to pursue such claim, and a counter suit by the borrower for frivolous litigation. The elevated risk related to this loan resulted in management adversely classifying the entire lending relationship although, as of June 30, 2010, the other two related loans were performing term commercial real estate loans secured by tenant occupied light industrial office/warehouse improvements. We are actively managing this relationship and have required updated appraisals, interim financial statements, a strategic plan to restore the stalled project to health, confirmation of the viability of proposed tenant letters of intent to lease, and regulator communication updates from counsel as to the suit and counter suit.

●
The fifth largest relationship consisting of a loan for $3.2 million is the subject of a workout because of collateral value impairment. The impairment is fully reserved, the workout terms were conditionally approved by our board of directors, and satisfaction of the conditions is underway. The entire relationship is adversely graded and actively managed.

●
The tenth largest relationship is adversely graded, collateral impaired, and fully reserved. This loan is the subject of a judicial foreclosure action, including out pursuit of the personal guaranty made by its principal.

Loan Portfolio Analysis. The following table sets forth the composition of Anchor Bank’s loan portfolio by type of loan at the dates indicated.

	At June 30,
	2010		2009		2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real Estate:
One- to four-family residential	$112,835	27.7%	$114,823	22.9%	$114,695	23.0%	$94,197	19.5%	$81,515	18.3%
Multi-family residential	45,983	11.3	52,661	10.5	59,114	11.8	63,117	13.1	65,129	14.6
Commercial	118,492	29.1	123,902	24.7	117,439	23.5	127,440	26.4	136,074	30.5
Construction	36,812	9.0	106,163	21.2	103,924	20.8	104,802	21.7	91,978	20.6
Land loans	7,843	1.9	9,211	1.8	6,957	1.4	12,504	2.6	11,157	2.5
Total real estate	321,965	79.1	406,760	81.2	402,129	80.5	402,060	83.3	385,853	86.5

Consumer:
Home equity	42,446	10.4	49,028	9.8	46,790	9.4	32,214	6.7	21,397	4.8
Credit cards	7,943	2.0	8,617	1.7	7,989	1.6	7,555	1.6	5,575	1.3
Automobile	8,884	2.2	14,016	2.8	18,095	3.6	19,169	4.0	15,624	3.5
Other	4,160	1.0	5,142	1.0	5,757	1.2	5,278	1.1	4,313	1.0
Total consumer	63,433	15.6	76,803	15.3	78,631	15.7	64,216	13.3	46,909	10.5

Commercial business	21,718	5.3	17,172	3.4	18,507	3.7	16,113	3.3	13,202	3.00
Total loans	407,116	100.0%	500,735	100.0%	499,267	100.0%	482,389	100.0%	445,964	100.00%

Less:
Deferred loan fees	917		1,315		1,267		1,362		1,841

Allowance for loan losses	16,788		24,463		7,485		4,644		4,417

Loans receivable, net	$389,411		$474,957		$490,515		$476,383		$439,706

The following table shows the composition of Anchor Bank’s loan portfolio by fixed- and adjustable-rate loans at the dates indicated.

	At June 30,
	2010		2009		2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
FIXED-RATE LOANS
Real estate:
One- to four-family residential	$94,872	23.3%	$95,931	19.2%	$94,498	18.9%	$70,134	14.5%	$57,198	12.8%
Multi-family residential	33,606	8.3	42,032	8.4	55,157	11.0	56,372	11.7	58,125	13.0
Commercial	86,667	21.3	94,567	18.9	104,680	21.0	116,395	24.1	121,729	27.3
Land loans	7,244	1.8	8,759	1.7	6,505	1.3	8,118	1.7	11,157	2.5
Total real estate	222,389	54.6	241,289	48.2	260,840	52.2	251,019	52.0	248,209	55.7

Real estate construction:
One- to four-family residential	9,481	2.3	27,671	5.5	23,725	4.8	13,959	2.9	8,039	1.8
Multi-family residential	—	—	—	—	4,713	0.9	—	—	—	—
Commercial	7,690	1.9	5,809	1.2	3,959	0.8	16,645	3.5	5,982	1.3
Total real estate construction	17,171	4.2	33,480	6.7	32,397	6.5	30,604	6.3	14,021	3.1

Consumer:
Home equity	31,074	7.6	36,260	7.2	45,796	9.2	30,064	6.2	20,531	4.6
Automobile	8,884	2.2	14,016	2.8	18,095	3.6	19,169	4.0	15,624	3.5
Other	4,084	1.0	5,078	1.0	5,741	1.1	5,278	1.1	4,313	1.0
Total consumer	44,042	10.8	55,354	11.1	69,632	13.9	54,511	11.3	40,468	9.1

Commercial business	9,226	2.3	8,721	1.7	13,265	2.7	9,092	1.9	4,528	1.0

Total fixed-rate loans	$292,828		$338,844		$376,134		$345,226		$307,226

ADJUSTABLE-RATE LOANS
Real estate:
One- to four-family residential	$17,963	4.4	$18,892	3.8	$20,197	4.0	$24,063	5.0	$24,317	5.5
Multi-family residential	12,377	3.0	10,629	2.1	3,957	0.8	6,745	1.4	7,004	1.6
Commercial	31,825	7.8	29,335	5.9	12,759	2.6	11,045	2.3	14,345	3.2
Land loans	599	0.1	452	0.1	452	0.1	4,386	0.9	—	—
Total real estate	62,764	15.4	59,308	11.8	37,365	7.5	46,239	9.6	45,666	10.2

Real estate construction:
One- to four-family residential	7,299	1.8	37,187	7.4	46,298	9.3	60,419	12.5	63,254	14.5
Multi-family residential	—	—	2,493	0.5	6,041	1.2	—	—	—	—
Commercial	12,342	3.0	33,003	6.6	19,188	3.8	13,779	2.9	14,703	3.3
Total real estate construction	19,641	4.8	72,683	14.5	71,527	14.3	74,198	15.4	77,957	17.5

(table continued on following page)

	At June 30,
	2010		2009		2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Consumer:
Home equity	11,372	2.8	12,768	2.6	994	0.2	2,150	0.4	866	0.2
Automobile	—	—	—	—	—	—	—	—	—	—
Credit cards	7,943	2.0	8,617	1.7	7,988	1.6	7,555	1.6	5,575	1.3
Other	76	—	64	—	16	—	—	—	—	—
Total consumer	19,391	4.8	21,449	4.3	8,999	1.8	9,705	2.0	6,441	1.4

Commercial business	12,492	3.1	8,451	1.7	5,242	1.0	7,021	1.5	8,674	1.9

Total adjustable rate loans	114,288	28.1	161,891	32.3	123,133	—	137,163	—	138,738

Total loans	407,116		500,735		499,267		482,389		445,964

Less:
Deferred loan fees	917		1,315		1,267		1,362		1,841
Allowance for loan losses	16,788		24,463		7,485		4,644		4,417
Loans receivable, net	$389,411		$474,957		$490,515		$476,383		$439,706

One- to Four-Family Residential Real Estate Lending. As of June 30, 2010, $112.8 million, or 27.7%, of our total loan portfolio consisted of permanent loans secured by one- to four-family residences. We originate both fixed rate and adjustable rate loans in our residential lending program and use secondary market underwriting guidelines. We typically base our decision on whether to sell or retain secondary market quality loans on the rate and fees for each loan, market conditions and liquidity needs. Although we have sold the majority of our residential loans over the last two years, we do not sell all qualified loans on the secondary market as we hold in our portfolio many residential loans that may not meet all FHLMC guidelines yet meet our investment objectives. At June 30, 2010, $94.9 million of this loan portfolio, consisted of fixed rate loans. This amount is 84.1% of our total one- to four-family portfolio and 23.3% of our total loans.

Specifically, we offer fixed rate, residential mortgages from 15 to 30 year terms and we use Freddie Mac daily pricing to set our own pricing. Borrowers have a variety of buy-down options with each loan and we recently began offering a fixed rate, initial interest loan to compliment our standard products. Even with an extended 40 year loan available, most mortgages have a duration of less than ten years. The average loan duration is a function of several factors, including real estate supply and demand, current interest rates, expected future rates and interest rates payable on outstanding loans.

Additionally, we offer a full range of adjustable rate mortgage products. These loans offer three, five or seven year fixed-rate terms with annual adjustments thereafter. The annual adjustments are limited to increases or decreases of no more than two percent and carry a typical lifetime cap of 5% above the original rate. At this time, we carry these adjustable rate mortgages in our portfolio and generally carry no prepayment restrictions. We do have an initial interest adjustable rate mortgage but all of our products adhere to Freddie Mac standards and none of them allow negative amortization of principal. Similar to fixed rate loans, borrower demand for adjustable rate mortgage loans is a function of the current rate environment, the expectations of future interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed rate mortgage loans and adjustable rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment.

While adjustable rate mortgages in our loan portfolio helps us reduce our exposure to changes in interest rates, it is possible that, during periods of rising interest rates, the risk of default on adjustable rate mortgage loans may increase as a result of annual repricing and the subsequent higher payment to the borrower. In some rate environments, adjustable rate mortgages may be offered at initial rates of interest below a comparable fixed rate and could result in a higher risk of default or delinquency. Another consideration is that although adjustable rate mortgage loans allow us to decrease the sensitivity of our asset base as a result of changes in the interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Our historical experience with adjustable rate mortgages has been very favorable, however, and we are very comfortable offering them to customers as appropriate. We do not, however, offer adjustable rate mortgages with initial teaser rates. At June 30, 2010, we had $18.0 million of our permanent one- to four-family mortgage loans in adjustable rate loans. This amount represents 16.4% of our total one- to four-family loan portfolio and 4.4% of our total loans.

Regardless of the type of loan product chosen, we underwrite our residential loans based on Freddie Mac’s Loan Prospector guidelines. This underwriting considers a variety of factors such as credit history, debt to income, property type, loan to value, and occupancy, to name a few. Generally, we use the same Freddie Mac criteria for establishing maximum loan to values and also consider whether a transaction is a purchase, rate and term refinance, or cash-out refinance. For loans above 80% loan to value, we typically require private mortgage insurance in order to reduce our risk exposure should the loan default. Regardless of the loan to value, our one- to four-family loans are appraised by independent fee appraisers that have been approved by us. We also require title insurance, hazard insurance, and if necessary, flood insurance in an amount not less than the current regulatory requirements.

We also have additional products designed to make home ownership available to qualified borrowers in low to moderate income brackets. The underwriting guidelines for these programs are usually more flexible in the areas of credit or work history. For example, some segments of the low to moderate income population have non-traditional credit histories and pay cash for many of their consumer purchases. They may also work in seasonal industries that do not offer a standard work schedule or salary. Loans such as Freddie Mac’s “Homestart Program” are designed to meet this market’s needs and often require a borrower to show a history of saving and budgeting as well as providing education on the costs and benefits of homeownership. We plan on continuing to offer these and other programs which reach out to qualifying borrowers in all the markets we serve.

The following table describes certain credit risk characteristics of Anchor Bank’s single-family first trust deed mortgage loans held for investment as of June 30, 2010.

	Outstanding Balance (1)	Weighted-Average FICO (2)	Weighted-Average LTV (3)	Weighted-Average Seasoning (4)
	(Dollars in Thousands)

Interest only	$349	807	55.0%	30
Stated income (5)	1,328	718	65.0	25
FICO less than or equal to 660 (6)	7,001	322	68.0	39

(1)	The outstanding balance presented on this table may overlap more than one category.
(2)
The FICO score represents the credit worthiness, as reported by an independent third party, of a borrower based on the borrower’s credit history. A higher FICO score indicates a greater degree of creditworthiness.

(3)	LTV (loan-to-value) is the ratio calculated by dividing the original loan balance by the original appraised value of the real estate collateral.
(4)	Seasoning describes the number of months since the funding date of the loans.
(5)	Stated income is defined as a borrower provided level of income which is not subject to verification during the loan origination process.
(6)	These loans are considered “subprime” as defined by the FDIC.

Anchor Bank does not actively engage in subprime lending, either through advertising, marketing, underwriting and/or risk selection, and has no established program to originate or purchase subprime loans to be held in its portfolio. Residential mortgage loans identified as subprime, with FICO scores of less than 660, were originated and managed in the ordinary course of business, and totaled $7.0 million at June 30, 2010, representing 1.8% of total loans, 6.4% of one-to-four family mortgage loans, and 16.6% of Tier 1 Capital. Our one-to-four family residential mortgage loans identified as subprime based on the borrower’s FICO score at time the loan was originated do not represent a material part of our lending activity. Accordingly, these loans are identified as “exclusions” as defined pursuant to regulatory guidance issued by FDIC in Financial Institutions Letter FIL-9-2001.

Construction and Land Loans. We had been an active originator of real estate construction loans in our market area since 1990 although recently we have been reducing the balance of these loans in accordance with the Order. At June 30, 2010, our construction loans amounted to $36.8 million, or 9.0% of the total loan portfolio, most of which is for the construction of single family residences. Included within our construction loan portfolio are $9.4 million of land acquisition and development loans to developers. In addition, a substantial number of our construction loans were referred through a broker relationship out of Portland, Oregon, and are secured by first lien construction deeds of trust on properties in the greater Portland, Oregon metropolitan area. This relationship resulted in a high volume of speculative residential construction loans for both attached and detached housing units, as well as residential land acquisition and development loans. Prior to the latter part of 2007, construction loan referrals from the Portland broker relationship received limited analysis and underwriting and our underwriting guidelines at that time focused heavily on the value of the collateral securing the loan, with less emphasis placed on the borrower’s debt servicing capacity or other credit factors. As a result, much of the increase in non-performing assets since 2007 was related to these construction loans and we ceased working with this broker. Beginning in the last half of 2007, our underwriting guidelines were revised to put greater emphasis on the borrower’s credit, debt service coverage and cash flows in addition to collateral appraisals. In addition, our policies with respect to loan extensions became more restrictive than our previous policies, requiring that a review of all relevant factors, including loan terms, the condition of the security property and financial condition of the borrower conform to our revised underwriting guidelines and that the extension is in our best interest. Because few of the loans from the Portland, Oregon broker met our enhanced credit standards, loans from this broker decreased substantially beginning in 2007. We did not originate any construction loans through this broker during the year ended June 30, 2010. This compares to $2.7 million of construction loans originated through this broker during the year ended June 30, 2009 and $32.9 million and $48.9 million of construction loans originated during the years ended June 30, 2008 and 2007. At June 30, 2010, $18.8 million or 51.0% of our total construction loans had been originated through this broker. Of this amount, $9.1 million were past their maturity date and were more than 90 days delinquent, including $8.4 million which were more than 90 days delinquent as to interest payments. In addition, as a result of the recent slowdown in the housing market, we have extended the terms of construction loans totaling $10.4 million at June 30, 2010 to permit completion of the project or the borrower additional time to market the underlying collateral. Most of these loans mature within 12 months. To the extent these loans are not further extended or the borrower cannot otherwise refinance with a third party lender our non-performing construction loans may increase further. At June 30, 2010 construction loans totaling $822,000 were delinquent in excess of 90 days and accruing interest and 13 construction loans totaling $14.0 million were on non-accrual status. The $800,000 of construction loans which have matured were making cash payments of interest under their existing loan documents. Of this amount at June 30, 2010, all loans are in process of being extended. During the years ended June 30, 2010, 2009, and 2008, 27, 21 and three construction loans were charged-off totaling $5.0 million, $2.1 million and $259,000 respectively.

At the dates indicated, the composition of our construction portfolio was as follows:

	At June 30,
	2010	2009	2008
	(In Thousands)
One- to four-family residential:
Speculative	$9,448	$48,407	$62,719
Permanent	—	—	—
Custom	9,468	26,924	15,829
Land acquisition and development loans	11,100	14,424	15,781
Multi-family residential	—	—	—

Commercial real estate:
Construction	6,796	16,408	9,595

Total construction (1)	$36,812	$106,163	$103,924

_________________________________
(1) Loans in process for these loans at June 30, 2010, 2009 and 2008 were $3.2 million, $16.5 million and $43.4 million, respectively.

We are also not currently originating builder construction loans. Our recent emphasis has been on originating custom construction loans to individual borrowers in an attempt to reduce future credit risk in our construction lending portfolio. In this regard we have recently established relationships with several “on your lot” custom builders for the referral of individual borrowers who require a custom construction loan. During the year ended June 30, 2010, we originated 32 loans aggregating $6.6 million to individual borrowers for the construction of custom homes. The average loan size in our custom construction loan portfolio was $270,000 as of June 30, 2010. Our construction loans to individuals to build their personal residences typically are structured either to be converted to fixed or adjustable rate permanent loans at the completion of the construction phase whereby there is one closing for both the construction loan and the permanent financing or as a construction loan without permanent financing. During the construction phase, which typically lasts for six to twelve months, we make periodic inspections of the construction site and loan proceeds are disbursed directly to the contractors or borrowers as construction progresses. Typically, disbursements are made in monthly draws during the construction period. Loan proceeds are disbursed based on a percentage of completion. Custom construction loans require payment of interest only during the construction phase. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent fee appraiser. The maximum loan to value ratio for custom construction loans to individuals is 90% of the appraised value upon completion. Subject to market conditions, we expect this type of lending to grow as part of our expansion and change in the mix of our loan portfolio.

During the year ended June 30, 2010 we did not originate any builder construction loans to fund the construction of one- to four-family residential properties. This compares to the origination of 17 loans during the year ended June 30, 2009, aggregating $6.0 million of builder construction loans to fund the construction of one- to four-family residential properties. We originate construction and site development loans to contractors and builders primarily to finance the construction of single-family homes and subdivisions, which homes typically have an average price ranging from $200,000 to $500,000. Loans to finance the construction of single-family homes and subdivisions are generally offered to experienced builders and builders in our primary market areas. All builders are qualified using the same standards as other commercial loan credits, requiring minimum debt service coverage ratios and established cash reserves to carry projects through construction completion and sale of the project. The maximum loan-to-value limit on both pre-sold and speculative projects is generally up to 75% of the appraised market value or sales price upon completion of the project. We generally do not require any cash equity from the borrower if there is sufficient equity in the land being used as collateral. Development plans are required from builders prior to making the loan. We require that builders maintain adequate insurance coverage. Maturity dates for residential construction loans are largely a function of the estimated construction period of the project, and generally do not exceed 18 months for residential subdivision development loans. Substantially all of our residential construction loans have adjustable rates of interest based on The Wall Street Journal prime rate and during the term of construction, the accumulated interest is added to the principal of the loan through an interest reserve. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by our approved inspectors warrant. At June 30, 2010, our largest builder relationship consisted of three loans which totaled $5.8 million. One of the loans for $3.2 million is secured by 66 residential lots, another loan of $2.5 million was a bridge loan secured by residential condominium rentals, and one loan of $100,000 was secured by a single family rental house. The second largest builder relationship totaled $4.1 million, in one loan secured by 104 partially finished residential lots. Our third largest builder relationship totaled $1.9 million in three loans, secured by five mixed use residential commercial properties. Our fourth largest builder relationship was in one loan which totaled $1.8 million, and was secured by 11 residential condominium units. Our fifth largest builder relationship totaled $1.1 million under one loan secured by vacant land for development of a residential condominium project.

We have made construction loans for commercial development projects. These projects include multi-family, apartment, retail, office/warehouse and office buildings. These loans generally have an interest-only phase during construction, and generally convert to permanent financing when construction is completed. Disbursement of funds is at our sole discretion and is based on the progress of construction. The maximum loan-to-value limit applicable to these loans is generally 80% of the appraised post-construction value. Additional analysis and underwriting of these loans typically results in lower loan to value ratios based on the debt service coverage analysis, including our interest rate and vacancy stress testing. Our target minimum debt coverage ratio is 1.20 for loans on these projects.

The Company generally provides interest reserves for funds on builder construction loans that have been advanced. Interest reserves are a means by which a lender builds in, as a part of the loan approval and as a component of the cost of the project, the amount of the monthly interest required to service the debt during the construction period of the loan. In some cases, we require additional interest reserves by use of deposited funds or through credit lines secured by separate and additional collateral. At June 30, 2010, we had five construction projects totaling $3.5 million, or 9.5% of the total construction loans with an interest reserve component of which none were on non-accrual. We do not utilize additional interest reserves to prevent a loan from becoming non-performing. We allow disbursements from the interest reserve and recognize this disbursement as interest income as long as the project is progressing as originally projected and if there has not been any deterioration in the financial standing of the borrower or the underlying project. Properties which are the subject of a construction loan are monitored for progress through our construction loan administration department, and include monthly site inspections, inspection reports and photographs provided by a qualified staff inspector or a licensed and bonded third party inspection service contracted by and for us. If we make a determination that there is deterioration, or if the loan becomes non-performing, we halt any disbursement of those funds identified for use in paying interest and bill the borrower directly for interest payments. At June 30, 2010, our construction loan portfolio contained three loans which had been previously extended or renewed and which included unfunded interest reserves. At June 30, 2010 these three loans totaled $200,000 and had unfounded interest reserves of $29,000. Construction loans with interest reserves are underwritten similarly to construction loans without interest reserves.

We have originated land acquisition and development loans to local contractors and developers for the purpose of holding the land for future development. These loans are secured by a first lien on the property, are generally limited up to 75% of the lower of the acquisition price or the appraised value of the land or sales price, and generally have a term of one to two years with a fixed interest rate based on prime rate. Our land acquisition and development loans are generally secured by property in our primary market area. We require title insurance and, if applicable, a hazardous waste survey reporting that the land is free of hazardous or toxic waste.

We also originate land loans to individuals, although since 2008 we have originated only $655,000 as we are reducing our exposure to these types of loans in compliance with the Order. Land loans are secured by a first lien on the property, generally have a maximum loan to value ratio of 70% at a fixed rate of interest for a three to five year term with a maximum amortization of 30 years. At June 30, 2010, our land loans totaled $7.8 million or 1.9% of the total loan portfolio.

Construction lending contains the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project the value of which is insufficient to assure full repayment. In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, no payment from the borrower is generally required since the accumulated interest is added to the principal of the loan through an interest reserve. Land loans also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can be significantly impacted by the supply and demand conditions. At June 30, 2010, all of our construction loan portfolio consisted of loans requiring interest only payments of which $3.5 million or 9.5% of the total construction loans were relying on the interest reserve to make this payment. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor themselves to repay principal and interest.

Commercial and Multi-Family Real Estate Lending. As of June 30, 2010, $164.5 million, or 40.4% of our total loan portfolio was secured by commercial and multi-family real estate property. Of that amount, $27.0 million was identified as owner occupied commercial real estate, and the remainder of $140.9 million, or 34.6% of our total loan portfolio was secured by income producing, or non-owner occupied commercial real estate. In accordance with the Order, we have been reducing the balance of our commercial real estate loans. Our commercial real estate loans include loans secured by hotels and motels, office space, office/warehouse, retail strip centers, self-storage facilities, mobile home parks, medical and professional office buildings, and assisted living facilities in our market area. As of June 30, 2010, commercial real estate loans totaled $118.5 million, or 29.1% of our portfolio and multi-family real estate totaled $46.0 million, or 11.3% of our portfolio. These loans generally are priced at a higher rate of interest than one- to four-family residential loans. Typically, these loans have higher loan balances, are more difficult to evaluate and monitor, and involve a greater degree of risk than one- to four-family residential loans. Often payments on loans secured by commercial or multi-family properties are dependent on the successful operation and management of the property; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. We generally require and obtain loan guarantees from financially capable parties based upon the review of personal financial statements. If the borrower is a corporation, we generally require and obtain personal guarantees from the corporate principals based upon a review of their personal financial statements and individual credit reports.

The average loan size in our commercial and multi-family real estate portfolio was $803,000 as of June 30, 2010. We target individual commercial and multi-family real estate loans to small and mid-size owner occupants and investors in our market area, between $1.0 million and $6.0 million. At June 30, 2010, the largest commercial loan in our portfolio was a $5.9 million purchased minority interest in a loan secured by a dining, entertainment, and hotel facility, located near Olympia, Washington. Our largest multi-family loan as of June 30, 2010, was an 75 unit apartment complex with an outstanding principal balance of $3.0 million, located in Kent, Washington. These loans were performing according to repayment terms as of June 30, 2010.

We offer both fixed and adjustable rate loans on commercial and multi-family real estate loans. Loans originated on a fixed rate basis generally are originated at fixed terms up to ten years, with amortization terms up to 30 years. As of June 30, 2010, we had $33.6 million in fixed rate multi-family residential loans and $86.7 million in fixed rate commercial real estate loans.

Commercial and multi-family real estate loans are originated with rates that generally adjust after an initial period ranging from three to ten years. Adjustable rate multi-family residential and commercial real estate loans are generally priced utilizing the applicable Federal Home Loan Bank Term Borrowing Rate plus an acceptable margin. These loans are typically amortized for up to 30 years with prepayment penalty. As of June 30, 2010, we had $44.2 million in adjustable rate multi-family and commercial real estate loans. The maximum loan to value ratio for commercial and multi-family real estate loans is generally 80% on purchases and refinances. We require appraisals of all properties securing commercial and multi-family real estate loans, performed by independent appraisers designated by us. We require our commercial and multi-family real estate loan borrowers with outstanding balances in excess of $2.0 million, or loan to value in excess of 60% to submit annual financial statements and rent rolls on the subject property. The properties that fit within this profile are also inspected annually, and an inspection report and photograph are included. We generally require a minimum pro forma debt coverage ratio of 1.20 times for loans secured by commercial and multi-family properties.

The following is an analysis of the types of collateral securing our commercial real estate and multi-family loans at June 30, 2010.

Collateral	Amount	Percent of Total
	(Dollars in Thousands)

Multi-family	$45,983	29.4%
Office	23,295	13.9
Mini storage	50,433	30.0
Non residential	13,417	8.0
Warehouse	13,309	7.9
Mobile home park	4,479	2.7
Assisted living	12,485	7.4
Shopping center	1,074	0.6
Total	$164,475	100.0%

Commercial and multi-family real estate loans can be approved up to $250,000 by either the Chief Financial Officer or Construction Manager, and up to $500,000 by any of the Credit Administrator, Business Banking Manager, Loan Service/Special Assets Manager, or Retail Banking Manager. These loans can be approved up to $1.0 million by either of the President/Chief Executive Officer or Chief Lending Officer, and up to $2.0 million with the combination of both President/Chief Executive Officer and Chief Lending Officer. Our Executive Loan Committee, which presently consists of the President/Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Credit Administrator, Retail Banking Manager, Business Banking Manager, and Loan Service/Special Assets Manager is authorized to approve loans to one borrower or a group of related borrowers up to $4.0 million, with no limitation on individual loan size. Loans over $4.0 million must be approved by the Senior Loan Committee of the board with a limit of $6.0 million, or the full board of directors.

If we foreclose on a multi-family or commercial real estate loan, our holding period for the collateral typically is longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral. Additionally, as a result of our increasing emphasis on this type of lending, a portion of our multi-family and commercial real estate loan portfolio is relatively unseasoned and has not been subjected to unfavorable economic conditions. As a result, we may not have enough payment history with which to judge future collectibility or to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, our multi-family and commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment in the collectibility of our commercial real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. At June 30, 2010, no multi-family or commercial real estate loans were delinquent in excess of 90 days or in nonaccrual status. Our commercial and multi-family loan portfolio include delinquent and problem loans. For the year ended June 30, 2010, total delinquent commercial and multi-family loans were $1.4 million and zero, respectively, including one loan of $400,000 which was more than 90 days past due and in non-accrual. Commercial and multi-family loan charge offs for the years ended June 30, 2010, 2009, and 2009 were $31,000, $0, and $0, respectively.

Consumer Lending. We offer a variety of consumer loans, including home equity loans and lines of credit, automobile loans, credit cards and personal lines of credit. At June 30, 2010, the largest component of the consumer loan portfolio consisted of home equity loans and lines of credit, which totaled $42.4 million, or 10.4%, of the total loan portfolio. Our equity loans are risk priced based on credit score, loan to value and overall credit quality of the applicant. Home equity loans are made for, among other purposes, the improvement of residential properties, debt consolidation and education expenses. The majority of these loans are secured by a second deed of trust on residential property. Fixed rate terms are available up to 240 months, and our equity line of credit is a prime rate based loan with the ability to lock in portions of the line for five to 20 years. Maximum loan to values are dependant on credit worthiness and may be originated at up to 100% of collateral value.

Our credit card portfolio includes both VISA and MasterCard brands, and totaled $7.9 million, or 2.0% of the total loan portfolio at June 30, 2010. We have been offering credit cards for more then 20 years, and offer three credit card products. All of our credit cards have interest rates and credit limits determined by the creditworthiness of the borrower. We use credit bureau scores in addition to other criteria such as income in our underwriting decision process on these loans.

We offer several options for vehicle purchase or refinance with a maximum term of 84 months for newer vehicles and 72 months for older vehicles. As with equity loans, our vehicle and recreational vehicle loans are risk priced based on credit worthiness, loan term and loan-to-value. We currently access a Carfax Vehicle Report to ensure that the collateral being loaned against is acceptable and to protect borrowers from a “lemon” or other undesirable histories.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. These risks are not as prevalent with respect to our consumer loan portfolio because a large percentage of the portfolio consists of home equity lines of credit that are underwritten in a manner such that they result in credit risk that is substantially similar to one- to four-family residential mortgage loans. Nevertheless, home equity lines of credit have greater credit risk than one- to four-family residential mortgage loans because they are secured by mortgages subordinated to the existing first mortgage on the property, which we may or may not hold and do not have private mortgage insurance coverage. At June 30, 2010, consumer loans of $244,000 were delinquent in excess of 90 days or in nonaccrual status. Consumer loans of $2.0 million were charged off during the year ended June 30, 2010 compared to

$1.0 million and $568,000 of consumer loans that were charged-off during the years ended June 30, 2009 and 2008, respectively, as a result of increased delinquencies on our credit cards.

Commercial Business Lending. These loans are primarily originated as conventional loans to business borrowers, which include lines of credit, term loans and letters of credit. These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investments. Loan terms vary from one to seven years. The interest rates on such loans are generally floating rates indexed to The Wall Street Journal prime rate. Inherent with our extension of business credit is the business deposit relationship which frequently includes multiple accounts and related services from which we realize low cost deposits plus service and ancillary fee income.

Commercial business loans typically have shorter maturity terms and higher interest spreads than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. We are focusing our efforts on small- to medium-sized, privately-held companies with local or regional businesses that operate in our market area. At June 30, 2010, commercial business loans totaled $21.7 million, or 5.3%, of our loan portfolio. Our commercial business lending policy includes credit file documentation and analysis of the borrower’s background, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower’s past, present and future cash flows is also an important aspect of our credit analysis. We generally obtain personal guarantees on our commercial business loans.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Loan Maturity and Repricing. The following table sets forth certain information at June 30, 2010 regarding the dollar amount of loans maturing in our portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

	Within One Year	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
	(In Thousands)
Real Estate:
One- to four-family residential	$1,476	$6,867	$6,261	$10,630	$87,601	$112,835
Multi-family residential	1,247	1,976	6,717	15,777	20,266	45,983
Commercial	3,066	27,670	49,108	35,695	2,953	118,492
Construction	33,764	3,048	—	—	—	36,812
Land loans	1,061	3,717	2,466	147	452	7,843
Total real estate	40,614	43,278	64,552	62,249	111,272	321,965

Consumer:
Home equity	23,679	168	1,095	4,392	13,112	42,446
Credit cards	7,943	—	—	—	—	7,943
Automobile	198	2,373	3,878	1,095	1,340	8,884
Other	734	735	429	229	2,033	4,160
Total consumer	32,554	3,276	5,402	5,716	16,485	63,433

Commercial business	6,643	2,005	5,301	7,552	217	21,718

Total	$79,811	$48,559	$75,255	$75,517	$127,974	$407,116

The following table sets forth the dollar amount of all loans due after June 30, 2011, which have fixed interest rates and have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In Thousands)
Real Estate:
One- to four-family residential	$93,476	$17,883	$111,359
Multi-family residential	32,359	12,377	44,736
Commercial	85,420	30,007	115,427
Construction	699	2,349	3,048
Land loans	6,183	599	6,782
Total real estate	218,137	63,215	281,352

Consumer:
Home equity	17,997	769	18,766
Automobile	8,686	—	8,686
Other	3,419	7	3,426
Total consumer	30,102	776	30,878

Commercial business	7,765	7,310	15,075

Total	$256,004	$71,301	$327,305

Loan Solicitation and Processing Loan originations are obtained from a variety of sources but primarily involve existing or walk-in customers. Our loan representatives and business banking officers also receive referrals from builders, realtors, and current business or personal customers. Loan originations are further supported by lending services offered through our internet website, direct mail, advertising, cross-selling, employees’ community service, and broker relationships. All of our consumer loan products, including residential mortgage loans, secured and unsecured consumer loans, and credit cards are processed through our centralized processing and underwriting center.

Commercial business loans, including commercial and multi-family real estate loans are processed and underwritten in one of the two Business Banking Centers operated by Anchor Bank in Aberdeen and Lacey, Washington.Residential and consumer underwriters have an assigned approval level and loans above that level must be forwarded to the next higher authority in accordance with our underwriting guidelines and policies. For loans that exceed underwriter and supervisor authority, and for all commercial loans, approval could be obtained from one or more members of the Executive Loan Committee or possibly the board of directors. All loans or aggregated loans to one borrower over $4.0 million must be approved by the board of directors.

Loan Originations, Servicing, Purchases and Sales. During the years ended June 30, 2010 and 2009, our total loan originations were $67.2 million and $144.9 million, respectively.

One- to four-family home loans are generally originated in accordance with the guidelines established by Freddie Mac, with the exception of our special community development loans under the Community Reinvestment Act. We utilize the Freddie Mac Loan Prospector, an automated loan system to underwrite the majority of our residential first mortgage loans (excluding community development loans). The remaining loans are underwritten by designated real estate loan underwriters internally in accordance with standards as provided by our Board-approved loan policy.

We actively sell the majority of our residential first mortgage loans to the secondary market at the time of origination. During the years ended June 30, 2010 and 2009, we sold $43.1 million and $33.9 million, respectively, in whole loans to the secondary market and $5.0 million and $30.3 million, respectively, were securitized. Of this amount, $38.8 million were single family fixed rate loans and $4.3 million were commercial real estate. The decrease was attributable to a decrease in the origination of one-to four-family residential loans of $41.4 million and $51.9 million during the years ended June 30, 2010 and 2009. Our secondary market relationship is with Freddie Mac. We generally retain the servicing on the loans we sell into the secondary market. Loans are generally sold on a non-recourse basis. As of June 30, 2010, our residential loan servicing portfolio was $160.2 million.

New multi-family and commercial real estate loans are approved by designated members of our management, Executive Loan Committee, Senior Loan Committee, and/or board of directors depending on the size of the loan and relationship.

The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	Year Ended June 30,
	2010	2009	2008
	(In Thousands)
Loans originated:

Real estate:
One- to four-family residential	$41,401	$51,870	$54,533
Multi-family residential	580	4,473	6,111
Commercial	4,677	21,456	8,781
Construction	8,281	36,523	44,121
Land loans	655	—	3,320
Total real estate	55,594	114,322	116,866

Consumer:
Home equity	1,920	15,729	34,350
Credit cards	13	1,390	5,702
Automobile	475	3,515	8,210
Other	1,126	2,097	3,554
Total consumer	3,534	22,731	51,816

Commercial business	8,081	7,804	8,118

Total loans originated	67,209	144,857	176,800

Loans purchased:
Real estate loans:
One- to four-family residential	—	—	—
Multi-family residential	—	—	—
Commercial	—	—	5,758
Construction	—	—	—
Total real estate	—	—	5,758

Total loans purchased	—	—	5,758

Loans sold:
Total whole loans sold (1)	38,846	33,916	18,529
Commercial real estate	4,250	—	—
Participation loans	—	—	8,046
Total loans sold	38,846	33,916	26,575

Principal repayments	62,097	78,731	124,536
Loans securitized	5,016	30,269	10,866
Transfer to real estate owned	30,220	5,350	650

Increase (decrease) in other items, net	(8,310)	(7,017)	(6,970)
Loans held for sale	4,016	5,132	1,171

Net increase (decrease) in loans receivable, net	$(85,546)	$(15,558)	$14,132

(1)	Including $13.2 million of fixed rate loans from our loan portfolio for the year ended June 30, 2010.

Loan Origination and Other Fees. In some instances, we receive loan origination fees on real estate related products. Loan fees generally represent a percentage of the principal amount of the loan that is paid by the borrower. Accounting standards require that certain fees received, net of certain origination costs, be deferred and amortized over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid or sold are recognized as income at the time of prepayment. We had $917,000 of net deferred loan fees and costs as of June 30, 2010 compared to $1.3 million at both June 30, 2009 and 2008.

Asset Quality

The objective of our loan review process is to determine risk levels and exposure to loss. The depth of review varies by asset types, depending on the nature of those assets. While certain assets may represent a substantial investment and warrant individual reviews, other assets may have less risk because the asset size is small, the risk is spread over a large number of obligors or the obligations are well collateralized and further analysis of individual assets would expand the review process without measurable advantage to risk assessment. Asset types with these characteristics may be reviewed as a total portfolio on the basis of risk indicators such as delinquency (consumer and residential real estate loans) or credit rating. A formal review process is conducted on individual assets that represent greater potential risk. A formal review process is a total reevaluation of the risks associated with the asset and is documented by completing an asset review report. Certain real estate-related assets must be evaluated in terms of their fair market value or net realizable value in order to determine the likelihood of loss exposure and, consequently, the adequacy of valuation allowances.

We define a loan as being impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. Large groups of smaller balance homogenous loans such as consumer secured loans, residential mortgage loans and consumer unsecured loans are collectively evaluated for potential loss. All other loans are evaluated for impairment on an individual basis.

We generally assess late fees or penalty charges on delinquent loans of five percent of the monthly payment amount due. Substantially all fixed rate and adjustable rate mortgage loan payments are due on the first day of the month, however, the borrower is given a 15-day grace period to make the loan payment. When a mortgage loan borrower fails to make a required payment when it is due, we institute collection procedures. The first notice is mailed to the borrower on the 16th day requesting payment and assessing a late charge. Attempts to contact the borrower by telephone generally begin upon the 30th day of delinquency. If a satisfactory response is not obtained, continual follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower are made to establish the cause of the delinquency, whether the cause is temporary, the attitude of the borrower toward the debt and a mutually satisfactory arrangement for curing the default.

When a consumer loan borrower fails to make a required payment on a consumer loan by the payment due date, we institute the same collection procedures as for our mortgage loan borrowers.

The board of directors is informed monthly as to the number and dollar amount of mortgage and consumer loans that are delinquent by more than 30 days, and is given information regarding classified assets.

If the borrower is chronically delinquent and all reasonable means of obtaining payments have been exercised, we will seek to recover the collateral securing the loan according to the terms of the security instrument and applicable law. In the event of an unsecured loan, we will either seek legal action against the borrower or refer the loan to an outside collection agency.

The following table shows our delinquent loans by the type of loan and number of days delinquent as of June 30, 2010:

	Loans Delinquent For:
	61-90 Days		Over 90 Days Still Accruing		Over 90 Days		Total Delinquent Loans
	Number of Loans	Principal Balance Loans	Number of Loans	Principal Balance Loans	Number of Loans	Principal Balance Loans	Number of Loans	Principal Balance Loans
	(Dollars in Thousands)
LOAN DELINQUENCY:
Real estate:
One-to four-family residential	$—	$—	—	$—	14	$3,855	14	$3,855
Multi-family residential	—	—	—	—	—	—	—	—
Commercial	—	—	—	—	1	433	1	433
Construction	—	—	5	822	13	13,964	18	14,786
Land loans	—	—	—	—	—	—	—	—
Total real estate	—	—	5	822	28	18,252	33	19,074

Consumer:
Home equity	3	157	—	—	3	70	—	227
Credit cards	—	—	9	64	—	—	—	64
Automobile	2	34	—	—	4	63	—	97
Other	2	3	—	—	2	47	—	50
Total consumer	7	194	9	64	9	180	18	438

Commercial business	—	—	—	—	4	1,324	—	1,324

Total delinquent loans	7	$194	14	$886	41	$19,756	55	$20,836

Non-performing Assets. The following table sets forth information with respect to our non-performing assets and restructured loans for the periods indicated.

	At June 30,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Real estate:
One- to four-family residential	$3,855	$3,803	$337	$70	$—
Multi-family residential	—	—	—	—	—
Commercial	438	—	51	301	—
Construction	13,964	36,954	6,719	—	—
Land loans	—	—	—	—	—
Total real estate	18,252	40,757	7,107	371	—

Consumer:
Home equity	70	347	190	63	—
Credit cards	—	—	—	—	6
Automobile	63	190	92	—	—
Other	47	54	9	—	—
Total consumer	180	591	291	63	6

Commercial business	1,324	997	—	—	—
Total	19,756	42,345	7,398	434	6
Accruing loans which are contractually past due 90 days or more:
One- to four-family residential	—	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial	—	—	598	—	—
Construction (1)	822	17,575	15,298	1,690	—
Land loans	—	—	—	—	—
Total real estate	822	17,575	15,896	1,690	—

Consumer:
Home equity	—	—	15	—	—
Credit cards	—	—	—	—	—
Automobile	—	—	—	—	—
Other	64	143	61	51	—
Total consumer	64	143	76	51	—

Commercial business	—	586	—	637	—

Total of nonaccrual and 90 days past due loans	20,642	60,649	23,370	2,812	6
Real estate owned	14,570	2,990	1,524	2,087	1,794
Repossessed automobiles	21	69	109	16	—
Total non-performing assets	35,233	63,708	25,003	4,915	1,800

Restructured loans	13,491	246	—	—	—

Allowance for loan loss as a percent of non-performing loans	81.3%	40.3%	32.0%	165.1%	73,616.7%

Classified assets included in non-performing assets	20,642	60,649	23,370	2,812	6

Nonaccrual and 90 days or more past due loans as a percentage of total loans	5.1%	12.1%	4.7%	0.6%	—

Nonaccrual and 90 days or more past due loans as a percentage of total assets	3.8%	9.2%	3.7%	0.5%	—

Non-performing assets as a percentage of total assets	6.5%	9.7%	4.0%	0.8%	0.3%

Nonaccrued interest (1)	731	2,664	2,335	105	1,136

(Footnote on following page)

(1)           Represents foregone interest on nonaccural loans.

With the exception of $822,000 in construction and land development loans that were past due 90 days and still accruing interest at June 30, 2010, all of our construction loans from which repayment is delayed are a result of the slowdown in the real estate market and, in many cases, a corresponding decline in the value of the collateral. As a result of a decline in home sales and value, Anchor Bank has undertaken to re-evaluate the collectability of interest payments, the efficacy of collateral for these loans, including updated and/or new appraisals, to identify additional collateral and or curtailment opportunities with borrowers, and update current and future exit strategies as part of its portfolio risk management.

All of the construction/land development loans which were 90 days delinquent and still accruing interest at June 30, 2010 included interest reserves based upon original loan budget and pro forma payments at the time of loan origination. At June 30, 2010 none of these loans were dependant upon interest reserves for payments, and all payments were being made in cash by borrowers.

Real Estate Owned and Other Repossessed Assets. As of June 30, 2010, we had 133 parcels in real estate owned with an aggregate book value of $14.6 million. The largest of these properties had an aggregate book value of $800,000 and consisted of a 12 unit apartment property located in Tacoma, Washington. Additionally, at June 30, 2010, we had 32 one-to-four family residential properties with an aggregate book value of $6.5 million, 15 one-to-four family residential condominium units with an aggregate book value of $2.6 million, 77 residential building lots with an aggregate book value of $2.2 million, five vacant land parcels with an aggregate book value of $2.0 million, and two parcels of commercial real estate with an aggregate book value of $500,000. The geographic distribution of out real estate owned is limited to southwest Washington and the greater Portland area of northwest Oregon, with 74 of the parcels in Washington and the remaining 59 in Oregon.

        Restructured Loans.According to generally accepted accounting principles, we are required to account for certain loan modifications or restructurings as “troubled debt restructurings.” Our policy is to track and report all loans modified to terms not generally available in the market, except for those outside of the materiality threshold established for such tracking and reporting.  Loans with principal balances of less than $50,000, and loans with temporary modifications of six months or less are deemed to be immaterial and not included within the tracking and reporting of troubled debt restructurings. In general, the modification or restructuring of a debt is considered a troubled debt restructuring if we, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower that we would not otherwise consider.  Our loan modifications are typically done in connection with a construction loan in non-accrual status. We will modify the loan when upon completion of the residence the home is rented instead of sold, or when the borrower can continue to make interest payments and is unable to repay the loan until the property is sold as a result of current market conditions. In connection with a loan modification, we may lower the interest rate, extend the maturity date and require monthly payments when monthly payments are not otherwise required. We may also require additional collateral. All loans which are extended with rates and/or terms below market are identified as impaired loans and an appropriate allowance is established pursuant to generally accepted account principles.  A loan guarantee, in and by itself, is not considered in either the classification of an impaired loan, the determination of the amount of the allowance or the carrying value of the loan, unless the guarantor provides additional collateral which, when independently evaluated, reduces or eliminates the conditions which caused the loan to be determined as impaired. Accordingly, the existence of a loan guarantee does not result in the carrying value of an impaired loan at a value in excess of the appraised value of the collateral.  Loans which are placed in non-accrual status and subsequently modified are not returned to accruing status until there has been at least three months of consecutive satisfactory performance.  As of June 30, 2010, there were 24 loans with aggregate principal balances of $13.5 million that we have identified as "troubled debt restructures." Within the allowance for loan and lease losses for these loans, at June 30, 2010 we have established a specific reserve of $304,000 in conformance with generally accepted accounting principles and all of these loans were performing according to their terms.

        The existence of a guarantor is an important factor that we consider in every deteriorating credit relationship and in our determination as to whether or not to restructure the loan. Additional factors we consider include the cooperation we receive from the borrower and/or guarantor as determined by the timeliness and quality of their direct and indirect communication, including providing us with current financial information; their willingness to develop new, and report on, previously identified risk mitigation strategies; and whether we receive additional collateral. The financial wherewithal of the borrower and/or guarantor is determined through a review and analysis of personal and business financial statements, tax return filings, liquidity verifications, personal and business credit reports, rent rolls, and direct reference checks. The type of financial statements required of a borrower and/or guarantor varies based upon the credit risk and our aggregate credit exposure as it relates to the borrower and any guarantor. Audited financial statements are required for commercial business loans greater than $1.5 million and for commercial real estate loans greater than $10 million, with the level of outside independent accounting review decreasing as our risk exposure decreases. We conduct reviews of the financial condition of borrowers and guarantors at least annually for credits of $750,000 or more, and for aggregate relationships of $1.5 million or more.

At both the time of loan origination and when considering a restructuring of a loan, we also assess the guarantor’s character and reputation. This assessment is made by reviewing both the duration or length of time such guarantor has been providing credit guarantees, the aggregate of the contingent liabilities of such guarantor as it relates to guarantees of additional debt provided to other lenders, and the results of direct reference checks. Cooperative and communicative borrowers and/or guarantors may create opportunities for restructuring a loan, however, this cooperation does not affect the amount of the allowance for loan losses recorded or the timing of charging off the loan.

We pursue guarantees where the cost/benefit analysis results in the likelihood of some recovery. Since 2008, we have pursued the guarantors on approximately 20 credit relationships, 10 of which have resulted in negotiated guarantor settlements resulting in loss mitigation ranging from approximately 50% up to 100% of the potential unmitigated loan loss. The other 10 guarantors we have pursued have not resulted, thus far, in any loss mitigation or recovery as a result of the guarantor’s bankruptcy or ongoing litigation which has not yet been resolved.

Classified Assets. Federal regulations provide for the classification of lower quality loans and other assets, such as debt and equity securities, as substandard, doubtful or loss. An asset is considered substandard if it is inadequately protected by the current net worth and pay capacity of the borrower or of any collateral pledged. Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When we classify problem assets as either substandard or doubtful, we may establish a specific allowance in an amount we deem prudent and approved by Senior Management or the Classified Asset Committee to address the risk specifically or we may allow the loss to be addressed in the general allowance. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been specifically allocated to particular problem assets. When an insured institution classifies problem assets as a loss, it is required to charge off such assets in the period in which they are deemed uncollectible. Assets that do not currently expose us to sufficient risk to warrant classification as substandard or doubtful but possess identified weaknesses are required to be classified as either watch or special mention assets. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the FDIC, which can order the establishment of additional loss allowances.

In connection with the filing of periodic reports with the FDIC classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of our review of our assets, as of June 30, 2010, we had classified assets of $40.4 million. The total amount classified represented 91.4% of equity capital and 7.4% of assets at June 30, 2010.

The aggregate amounts of our classified assets at the date indicated (as determined by management), were as follows:

	At June 30,
	2010	2009
	(In Thousands)
Classified Assets:
Substandard	$40,354	$59,965
Doubtful	—	684
Loss	—	—
Total	$40,354	$60,649

Our $40.4 million of substandard loans at June 30, 2010, consisted primarily of $36.2 million of real estate secured loans and $4.1 million of consumer and commercial business loans. Of the $36.2 million of substandard loans which were real estate secured, $20.6 million were construction and land development loans including $7.8 million secured by properties in Oregon. Included within the $20.6 million of substandard construction and land development loans were $2.2 million of loans made to individuals for custom residential construction projects, and the balance of $18.4 million were loans to builder/developers. Also included in the total of substandard real estate secured loans at June 30, 2010 was $7.1 million of commercial real estate loans of which $400,000 were secured by properties in Oregon. The balance of our substandard real estate secured loans at June 30, 2010, was $8.5 million of loans secured by one-to-four family residential properties.

Potential Problem Loans. Potential problem loans are loans that do not yet meet the criteria for identification as classified assets graded as substandard or doubtful, but where known information about the borrower causes management to have serious concerns about the ability of the borrower to comply with present loan repayment terms and may result in the loan being included as a classified asset. At June 30, 2010, we had $47.2 million, or 12.1% of our net loans that were identified as potential problem loans.

Within these problem loans were the following lending relationships:

●	a relationship of $7.2 million in three term commercial real estate loans secured by income property in Washington;

●	a relationship of $4.1 million in two term loans secured by commercial real estate in Washington;

●	a relationship of $4.1 million in three loans secured by equipment, inventory, and accounts receivable to a heavy construction business operating primarily in Washington;

●	a relationship of $3.5 million in two term loans secured by commercial real estate in Washington;

●	a relationship of $3.3 million in five term and bridge loan facilities secured by residential income properties in Oregon;

●	a relationship if $3.1 million in one bridge loan facility secured by residential income and commercial properties in Oregon;

●	a relationship of $2.4 million in one term loan secured by commercial income property in Washington;

●	a relationship of $2.3 million in two term loans secured by commercial income property in Washington;

●	a relationship of $2.3 million in two loans, one of which is a custom residential construction loan and one a term commercial real estate loan, both on properties in Washington; and

●	a relationship of $1.3 million in one loan secured by equipment, inventory, and accounts receivable for a forest projects business based in Washington.

The 10 relationships described above comprise $33.6 million, or 71.2% of the potential problem loans that were identified as of June 30, 2010. All of the loans identified above were in compliance with their repayment terms.

Allowance for Loan Losses. Management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Our Chief Lending Officer assesses the allowance for loan and lease losses on a monthly basis and reports to the board of directors no less than quarterly. The assessment includes analysis of several different factors, including delinquency, charge-off rates and the changing risk profile of our loan portfolio, as well as local economic conditions such as unemployment rates, bankruptcies and vacancy rates of business and residential properties.

We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period requiring management to make assumptions about probable losses inherent in the loan portfolio; and the impact of a sudden large loss could deplete the allowance and potentially require increased provisions to replenish the allowance, which would negatively affect earnings.

Our methodology for analyzing the allowance for loan losses consists of two components: formula and specific allowances. The formula allowance is determined by applying an estimated loss percentage to various groups of loans. The loss percentages are generally based on various historical measures such as the amount and type of classified loans, past due ratios and loss experience, which could affect the collectibility of the respective loan types.

The specific allowance component is created when management believes that the collectibility of a specific large loan, such as a real estate, multi-family or commercial real estate loan, has been impaired and a loss is probable.

The allowance is increased by the provision for loan losses, which is charged against current period earnings and decreased by the amount of actual loan charge-offs, net of recoveries.

The provision for loan losses was $2.6 million and $20.3 million for the years ended June 30, 2010 and 2009, respectively. We decreased the provision as a result of our experience with our delinquencies. The specific risks that are now considered in our analysis for determining the provisions for loans losses include an automatic elevation in risk grade and corresponding reserve requirement based on loan payment and payment delinquencies, including debt to the borrower and related entities under loans to one borrower guidelines; and a qualitative analysis of the economic and portfolio trends. The provision for loan losses for the year ended June 30, 2010, included an incremental increase component, a qualitative increase component, and specific reserve increase as a result of impairment analyses. The total allowance for loan and lease losses was $16.8 million and $24.5 million at June 30, 2010 and 2009, respectively, representing a net decrease in the provision of $17.6 million during the 12 months ended June 30, 2010. Of the total allowance at June 30, 2010, specific reserves decreased to $8.5 million and general reserves decreased to $8.3 million from specific reserves of $14.9 million and general reserves of $8.4 million, respectively, at June 30, 2009. Included in the general reserve amount of $8.3 million at June 30, 2010 was $8.2 million based on incremental changes in asset quality and $100,000 based on qualitative analysis.

The decrease in the provision for loan losses was a result of the decline in non-performing assets reflected in the decrease in our delinquent and non-performing loans, together with our recognition of qualitative factors. We continually monitor the market conditions reported at national, regional, and local levels including those from the Federal Deposit Insurance Corporation, Case-Schiller, and Realtor Boards. Delinquent residential construction and development loans decreased to $17.3 million, or 4.4% of total loans at June 30, 2010, compared to $56.9 million or

12.0% of total loans at June 30, 2009. The $39.6 million decline in delinquent residential construction and development loans and the proactive identification and assessment of the loan portfolio resulted in a decrease in the provision for loan losses. Qualitative factors developed from this analysis along with the incremental decreases discussed above resulted in a decrease to the provision for the period.

Levels and trends in delinquencies, non-performing and impaired loans, and net charge offs have decreased. Total delinquencies, including loans 30 days or more past due, at June 30, 2010 were $28.5 million compared to $68.9 million at June 30, 2009. Non-performing and impaired loans at June 30, 2010 and June 30, 2009 were $20.6 million and $60.6 million, respectively. Net charge offs during the years ended June 30, 2010 and June 30, 2009 were $10.3 million and $3.3 million, respectively.

For collateral dependent loans management utilizes the valuation from an appraisal obtained within the last nine months in establishing the allowance for loan losses, unless additional information known to management results in management applying a downward adjustment to the valuation. Appraisals are updated subsequent to the time of origination when management identifies a loan as impaired or potentially being impaired, as indicated by the borrower’s payment and loan covenant performance, an analysis of the borrower’s financial condition, property tax and/or assessment delinquency, increases in deferred maintenance or other information known to management. Management identifies a loan as impaired when the source of repayment of the loan is recognized as being in jeopardy, such that economic or other changes have affected the borrower to the extent that it may not be able to meet repayment terms, and that resources available to the borrower, including the liquidation of collateral, may be insufficient. Impairment is measured on a loan-by-loan basis for each loan based upon its source or sources of repayment. For collateral dependent loans a current analysis of the net value of the collateral is determined utilizing the new appraisal. Once an updated appraisal is obtained, our policy is to update this appraisal every nine months if the collateral is considered impaired, however, because of the current economic conditions, we have accelerated the appraisal cycle so that appraisals are updated every six months. When the results of the impairment analysis indicate a potential loss, the loan is classified as substandard and a specific reserve is established for such loan in the amount determined. Further, the specific reserve amount is adjusted to reflect any further deterioration in the value of the collateral that may occur prior to liquidation or reinstatement. The impairment analysis takes into consideration the primary, secondary, and tertiary sources of repayment, whether impairment is likely to be temporary in nature or liquidation is anticipated.

Our non-performing loans include collateral secured and unsecured loans, which totaled $20.6 million and $60.6 million at June 30, 2010 and 2009, respectively, with the majority of these loans secured by first mortgage liens. At June 30, 2010, $1.5 million of loans were not secured by first mortgage liens, and of the remaining $19.1 million, $17.3 million of loans were for construction or land development. At the time of origination our construction and land development loans are limited to 75% or less of the value of the collateral, verified by a current appraisal report. The balance of $1.8 million of non-performing loans secured by a first mortgage lien was comprised of one to four family residential mortgage loans. At June 30, 2010, we had no commercial real estate loans identified as non-performing.

The remainder of our non-performing loans at June 30, 2010 and 2009, included secured and unsecured credits from consumer and commercial business loan portfolios, and totaled $1.5 million at both dates.

During the year ended June 30, 2010, we recorded a provision for loan losses which was significantly less than the provision for loan losses we recorded for the year ended June 30, 2009. The reduced provision for 2010 was the result of incremental changes in our portfolio, a qualitative trend analysis of the portfolio, consideration of external economic factors, and the reduction of non-performing and impaired loans describe in detail above.

The allowance for loan losses was $16.8 million or 4.1% of total loans at June 30, 2010 as compared to $24.5 million, or 4.9% of total loans outstanding at June 30, 2009. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates. Management will continue to review the adequacy of the allowance for loan losses and make adjustments to the provision for loan losses based on loan growth, economic conditions, charge-offs and portfolio composition. For the years ended June 30, 2010 and 2009 the provision for loan losses was $2.6 million and $20.3 million, respectively.

During the current economic cycle we have experienced changes in our portfolio with respect to delinquent, non-performing and impaired loans. At June 30, 2009, December 31, 2009 and June 30, 2010, our total delinquent loans including loans 30 or more days past due were $68.9 million, $49.3 million, and $28.5 million, respectively, which included non-performing loans of $60.6 million, $40.4 million, and $20.6 million, respectively.

A loan is considered impaired when we have determined that we may be unable to collect payments of principal and/or interest when due under the terms of the loan. In the process of identifying loans as impaired, management takes into consideration factors which include payment history and status, collateral value, financial condition of the borrower, and the probability of collecting scheduled payments in the future. Minor payment delays and insignificant payment shortfalls typically do not result in a loan being classified as impaired. The significance of payment delays and shortfalls is considered by management on a case by case basis, after taking into consideration the totality of circumstances surrounding the loans and the borrowers, including payment history and amounts of any payment shortfall, length and reason for delay, and likelihood of return to stable performance.

Impairment is measured on a loan by loan basis for all loans in the portfolio except for the smaller groups of homogeneous consumer loans in the portfolio.

As of June 30, 2010 and 2009, we had impaired loans of $32.0 million and $56.2 million, respectively. Included within the impaired loan totals are loans identified as troubled debt restructures. At June 30, 2010 and 2009, the aggregate amount of troubled debt restructure loans with valuation allowances were $7.4 million and $304,000, respectively.

The following table summarizes the distribution of the allowance for loan losses by loan category.

	At June 30,
	2010			2009			2008			2007			2006
	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans
	(Dollars in Thousands)
Real estate:
One- to four-family residential	$112,835	$2,975	27.7%	$114,823	$861	22.9%	$114,695	$229	23.0%	$94,197	$188	19.5%	$81,515	$163	18.3%
Multi-family residential	45,983	552	11.3	52,661	632	10.5	59,114	591	11.8	63,117	631	13.1	65,129	651	14.6
Commercial	118,492	1,422	29.1	123,902	1,487	24.7	117,439	1,174	23.5	127,440	957	26.4	136,074	1,655	30.5
Construction	36,812	7,952	9.0	106,163	16,558	21.2	103,924	4,309	20.8	104,802	1,272	21.7	91,978	653	20.6
Land loans	7,843	157	1.9	9,211	184	1.8	6,957	139	1.4	12,504	250	2.6	11,157	223	2.5
Total real estate	321,965	13,058	79.1	406,760	19,722	81.2	402,129	6,442	80.5	402,060	3,298	83.3	385,853	3,345	86.5

Consumer:
Home equity	42,446	1,818	10.4	49,028	368	9.8	46,790	94	9.4	32,214	64	6.7	21,397	43	4.8
Credit cards	7,943	477	2.0	8,617	517	1.7	7,989	240	1.6	7,555	227	1.6	5,575	167	1.3
Automobile	8,884	533	2.2	14,016	841	2.8	18,095	241	3.6	19,169	575	4.0	15,624	469	3.5
Other	4,160	250	1.0	5,142	309	1.0	5,757	283	1.2	5,278	158	1.1	4,313	129	1.0
Total consumer	63,433	3,078	15.6	76,803	2,035	15.3	78,631	858	15.7	64,216	1,024	13.3	46,909	808	10.5

Commercial business	21,718	652	5.3	17,172	206	3.4	18,507	185	3.7	16,113	322	3.3	13,202	264	3.0
Unallocated	—	—	—	—	2,500	—	—	—	—	—	—	—	—	—	—

Total	$407,116	16,788	100.0%	$500,735	$24,463	100.0%	$499,267	$7,485	100.0%	$482,389	$4,644	100.0%	$445,964	$4,417	100.0%

Management believes that it uses the best information available to determine the allowance for loan losses. However, unforeseen market conditions could result in adjustments to the allowance for loan losses and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

The following table sets forth an analysis of our allowance for loan losses at the dates and for the periods indicated.

	Year Ended June 30,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)

Allowance at beginning of period	$24,463	$7,485	$4,644	$4,417	$4,157
Provision for loan losses	2,615	20,263	3,545	720	546

Recoveries:
Real Estate loans:
One- to four-family residential	—	3	1	—	—
Multi-family residential	—	20	—	—	—
Commercial	—	—	112	352	2
Construction	—	—	—	—-	—
Land loans	146	—	—	—	—
Total real estate	146	23	113	352	2

Consumer:
Home equity	1	3	1	—	—
Credit cards	55	45	—	—	—
Automobile	95	33	—	—	—
Other	39	—	18	14	11
Total consumer	190	81	19	14	11

Commercial business	—	—	6	—	—
Total recoveries	336	104	138	366	13

Charge-offs:
Real Estate loans:
One- to four-family residential	747	283	10	—	—
Multi-family residential	—	—	—	—	—
Commercial	31	—	—	—	104
Construction	4,970	2,086	259	617	—
Land loans	2,836	—	—	—	—
Total real estate	8,584	2,369	269	617	104

Consumer:
Home equity	847	222	—	—	—
Credit cards	605	374	—	—	—
Automobile	254	17	—	—	—
Other	336	407	568	242	195
Total consumer	2,042	1,020	568	242	195

Commercial business	—	—	5	—	—
Total charge-offs	10,626	3,389	842	859	299

Net charge-offs	10,290	3,285	704	493	286
Balance at end of period	16,788	24,463	7,485	4,644	4,417

Allowance for loan losses as a percentage of total loans outstanding at the end of the period	4.1%	4.9%	1.5%	1.0%	1.0%

Net charge-offs as a percentage of average total loans outstanding during the period	2.3%	0.6%	0.1%	0.1%	0.1%

Allowance for loan losses as a percentage of non-performing loans at end of period	81.3%	40.3%	32.0%	165.1%	73616.7%

Our Executive Loan Committee reviews the appropriate level of the allowance for loan losses on a quarterly basis and establishes the provision for loan losses based on the risk composition of our loan portfolio, delinquency levels, loss experience, economic conditions, bank regulatory examination results, seasoning of the loan portfolios and other factors related to the collectibility of the loan portfolio as detailed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Allowance for Loan Losses.” The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

Management believes that our allowance for loan losses as of June 30, 2010 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provision that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of Anchor Bank’s allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table provides certain information with respect to our allowance for loan losses, including charge-offs, recoveries and selected ratios for the periods indicated.

	Year Ended June 30,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)

Provisions for loan losses	$2,615	$20,263	$3,545	$720	$546
Allowance for loan losses	16,788	24,463	7,485	4,644	4,417
Allowance for loan losses as a percentage of total loans outstanding at the end of the period	4.1%	4.9%	1.5%	1.0%	1.0%

Net charge-offs (recoveries)	10,290	3,285	704	493	286

Total of nonaccrual and 90 days past due loans	20,642	60,649	23,370	2,812	6
Allowance for loan losses as a percentage of non-performing loans at end of period	81.3%	40.3%	32.0%	165.1%	73,616.7%

Nonaccrual and 90 days or more past due loans as a percentage of loans receivable	5.1%	12.1%	0.6%	0.6%	—

Total loans	$407,116	$500,735	$499,267	$482,389	$445,964

Investment Activities

General. Under Washington law, savings banks are permitted to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, banker’s acceptances, repurchase agreements, federal funds, commercial paper, investment grade corporate debt securities, and obligations of states and their political sub-divisions.

The investment committee, consisting of Directors Ruecker, Shaw and Degner, have the authority and responsibility to administer our investment policy, monitor portfolio strategies, and recommend appropriate changes to policy and strategies to the board. On a monthly basis, our management reports to the board a summary of investment holdings with respective market values, and all purchases and sales of investment securities. The Chief Executive Officer has the primary responsibility for the management of the investment portfolio. The Chief Executive Officer considers various factors when making decisions, including the marketability, maturity and tax consequences of proposed investments. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.

At June 30, 2010, our investment portfolios consisted principally of mortgage-backed securities, U.S. Government Agency obligations, municipal bonds and mutual funds consisting of mortgage-backed securities. From time to time, investment levels may increase or decrease depending upon yields available on investment opportunities and management’s projected demand for funds for loan originations, deposits and other activities.

Mortgage-Backed Securities. The mortgage-backed securities in our portfolios were comprised of Freddie Mac mortgage-backed securities. At June 30, 2010 the amortized cost was $39.4 million of mortgage-backed securities held in the available for sale category with a weighted average yield of 4.81%, while the mortgage-backed securities in the held to maturity portfolio $9.9 million and a weighted average yield of 4.93%.

U.S. Government Agency Obligations. At June 30, 2010, the U.S Government and Agency Obligations available for sale amortized costs was $3.0 million with a weighted average yield of 4.38%. At June 30, 2010, no securities were held to maturity within this category.

Fannie Mae Preferred Stock.  On September 7, 2008, the United States Government took conservatorship of Fannie Mae and Freddie Mac. These actions resulted in significant doubt that preferred shareholders of these organizations would recover their investment. Prior to Fannie Mae and Freddie being placed in conservatorship, we held $1.0 million of Fannie Mae stock that had fair market and a book value of $635,000 at June 30, 2008. As a result of the ongoing analysis of Fannie Mae, an other than temporary impairment charge of $365,000 was taken for the year ended June 30, 2008. As of September 10, 2008, our shares of Fannie Mae Series L preferred stock were valued at approximately $64,000. We recorded an additional impairment from July 1, through September 30, 2008 of $635,000 and at June 30, 2010, we held shares of Fannie Mae Series L preferred stock that were valued at $0.

Municipal Bonds. The tax-exempt and taxable municipal bond portfolios were comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by revenues from the specific project being financed) issued by various municipal corporations. All bonds are rate “A” or better and are from issuers located within the State of Washington. The weighted average yield on the tax exempt bonds (on a tax equivalent basis) was 4.11% at June 30, 2010, and the total amount of our municipal bonds was $3.4 million at June 30, 2010, and $155,000 in available for sale.

Federal Home Loan Bank Stock. As a member of the Federal Home Loan Bank of Seattle, we are required to own capital stock in the Federal Home Loan Bank of Seattle. The amount of stock we hold is based on guidelines specified by the Federal Home Loan Bank of Seattle. The redemption of any excess stock we hold is at the discretion of the Federal Home Loan Bank of Seattle. The carrying value of Federal Home Loan Bank stock was $6.5 million at June 30, 2010

Our investment in Federal Home Loan Bank of Seattle (FHLB) stock is carried at cost, which approximates fair value. As a member of the FHLB system, we are required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At June 30, 2010 and 2009, our minimum investment requirement was approximately $5.8 million and $5.0 million, respectively. We were in compliance with the FHLB minimum investment requirement at June 30, 2010 and 2009.

Bank-Owned Life Insurance. We purchase bank-owned life insurance policies (“BOLI”) to offset future employee benefit costs. At June 30, 2010, we had a $16.9 million investment in life insurance contracts. The purchase of BOLI policies, and its increase in cash surrender value, is classified as “Investment in life insurance contracts” in our consolidated statements of operations. The income related to the BOLI, which is generated by the increase in the cash surrender value of the policy, is classified in “increase in cash surrender value of life insurance” in our consolidated statements of income.

The following table sets forth the composition of our investment securities portfolios at the dates indicated. The amortized cost of the available for sale investments is their net book value before the mark-to-market fair value adjustment.

	At June 30,
	2010		2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)

Available for sale:
Investment securities:
U.S. Government Agencies obligations	$2,999	$3,151	$4,998	$5,233	$21,167	$21,374
Municipal bonds	3,372	3,431	3,900	3,943	4,453	4,468
Mortgage-backed securities:
Freddie Mac	39,440	42,197	56,820	58,142	37,268	37,427
Fannie Mae stock	—	—	—	—	635	635
Total available for sale	45,811	48,779	65,718	67,318	63,523	63,904

Held to maturity:
Investment securities:
Municipal bonds	155	155	161	161	166	166
Mortgage-backed securities:
Freddie Mac	9,880	10,555	12,388	12,720	13,596	13,370
Total held to maturity	10,035	10,710	12,549	12,881	13,762	13,536

Total investment securities	$55,846	$59,489	$78,267	$80,199	$77,285	$77,440

The table below sets forth information regarding the amortized cost, weighted average yields and maturities or call dates of Anchor Bank’s investment portfolio at September 30, 2009.

			At June 30, 2010
	At June 30, 2010		One Year or Less		Over One to Five Years		Over Five to Ten Years		Over Ten Years		Mortgage-Backed Securities		Totals
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	MBS Securities Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in Thousands)
Available for sale:
Investment securities:
U.S. Treasury obligations	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%
U.S. Government agencies obligations	2,999	4.38	—	—	2,999	4.38	—	—	$—	—	$—	—	2,999	4.38
Municipal bonds (1)	3,372	4.11	1,011	3.27	820	3.70	675	4.12	866	5.25			3,372	4.11
Freddie Mac common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities:
Freddie Mac	39,440	4.81	—	—	—	—	—	—	—	—	39,440	4.81	39,440	4.81
Fannie Mae Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total available for sale	$45,811	—	$1,011		$3,819		$675		$866		$39,440		45,811	—

Held to maturity:
Investment securities:
U.S. Treasury obligations	—	—	—	—	—	—	$—	—	$—	—%	$—	—	—	—
U.S. Government Agency obligations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Municipal bonds (1)	155	6.38	—	—	—	—	—	—	155	6.38			155	6.38
Freddie Mac common
stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities:
Freddie Mac	9,880	4.93	—	—	—	—	—	—	—	—	9,880	4.93	9,880	4.93

Total held to maturity	10,035	—	—	—	—		—		155		9,880	—	10,035	—

Total	$55,846	—%	$1,011	—%	$3,819	—%	$675	—%	$5,051	—%	$49,320	—	55,846	—%

(1)	Yields on tax exempt obligations are computed on a tax equivalent basis.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings from the Federal Home Loan Bank of Seattle are used to supplement the availability of funds from other sources and also as a source of term funds to assist in the management of interest rate risk.

Our deposit composition reflects a mixture with certificates of deposit accounting for approximately one-half of the total deposits and interest and non-interest-bearing checking, savings and money market accounts comprising the balance of total deposits. We rely on marketing activities, convenience, customer service and the availability of a broad range of deposit products and services to attract and retain customer deposits.

Deposits. Substantially all of our depositors are residents of Washington State. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including checking accounts, money market deposit accounts, savings accounts and certificates of deposit with a variety of rates. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the development of long term profitable customer relationships, current market interest rates, current maturity structure and deposit mix, our customer preferences and the profitability of acquiring customer deposits compared to alternative sources.

At June 30, 2010, we had $86.9 million of jumbo ($100,000 or more) retail certificates of deposit. We also have $10.8 million in public funds, which represent 3.0% of total deposits at June 30, 2010. Anchor Bank had $21.8 million of brokered deposits at June 30, 2010. Pursuant to the Order we may not increase brokered deposits without regulatory approval. For the year ended June 30, 2010, brokered certificates of deposit decreased $63.0 million.

In the unlikely event we are liquidated after the conversion, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to Anchor Bancorp, as the sole shareholder of Anchor Bank.

Deposit Activities. The following table sets forth our total deposit activities for the periods indicated.

	Year Ended June 30,
	2010	2009	2008
	(In Thousands)

Beginning balance	$471,713	$389,949	$443,354
Net deposits (withdrawals) before interest credited	(125,473)	68,456	(68,603)
Interest credited	9,548	13,308	15,198
Net increase (decrease) in deposits	(115,925)	81,764	(53,405)
Ending balance	$355,788	$471,713	$389,949

The following table sets forth information concerning our time deposits and other deposits at June 30, 2010

Weighted Average Interest Rate	Term	Category	Amount	Minimum Balance	Percentage of Total Deposits
			(In Thousands)
	N/A	Savings accounts	$29,756		8.4%
	N/A	Demand deposit accounts	54,201		15.2
	N/A	Money market accounts	70,367		19.8

		Certificates of Deposit
1.26%	6 month	Fixed-term, fixed rate	7,828	500	2.2
1.58	9-12 month	Fixed-term, fixed rate	29,059	500	8.2
1.03	13-16 month	Fixed-term, fixed rate	4,932	500	1.4
2.27	18-20 month	Fixed term-fixed or variable rate	28,685	500	8.1
2.37	24 month	Fixed term-fixed or variable rate	25,151	2,000	7.1
2.95	30-36 month	Fixed term-fixed or variable rate	5,930	500	1.7
4.00	48 month	Fixed term-fixed or variable rate	6,702	500	1.9
3.70	60 month	Fixed term-fixed or variable rate	4,615	500	1.3
3.82	96 month	Fixed term-fixed or variable rate	36,673	500	10.3
3.04	Other	Fixed term-fixed or variable rate	51,889	500	14.6
		TOTAL	$201,464		100.0%

Time Deposits by Rate. The following table sets forth the time deposits in Anchor Bank classified by rates as of the dates indicated.

	At June 30,
	2010	2009	2008
	(In Thousands)

0.00 - 0.99%	$2,157	$4,003	$—
1.00 - 1.99%	68,318	15,874	—
2.00 - 2.99%	24,345	27,765	—
3.00 - 3.99%	53,847	134,431	30,070
4.00 - 4.99%	46,217	82,931	50,741
5.00 - 5.99%	6,580	7,268	110,182
6.00 - 6.99%	—	—	62,085
7.00 - 7.99%	—	—	180
8.00 - 8.99%	—	—	—
Total	$201,464	$272,272	$253,258

Time Deposit Certificates. The following table sets forth the amount and maturities of time deposit certificates at June 30, 2010.

	Amount Due
	Within 1 Year	After 1 Year Through 2 Years	After 2 Years Through 3 Years	After 3 Years Through 4 Years	Beyond 4 Years	Total
	(In Thousands)
0.00 - 0.99%	$1,563	$594	$—	$—	$—	$2,157
1.00 - 1.99%	50,580	17,688	50	—	—	68,318
2.00 - 2.99%	13,645	5,623	2,474	1,052	1,551	24,345
3.00 - 3.99%	17,067	9,476	1,574	1,107	24,623	53,847
4.00 - 4.99%	35,744	2,331	1,351	1,079	5,712	46,217
5.00 - 5.99%	5,997	289	—	251	43	6,580
6.00 - 6.99%	—	—	—	—	—	—
Total	$124,596	$36,001	$5,449	$3,489	$31,929	$201,464

The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of June 30, 2010. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Maturity Period	Time Deposit Certificates
(In Thousands)

Three months or less	$13,957
Over three through six months	15,381
Over six through twelve months	18,820
Over twelve months	38,704
Total	$86,862

Deposit Flow. The following table sets forth the balances of deposits in the various types of accounts we offered at the dates indicated.

	At June 30,
	2010			2009			2008
	Amount	Percent of Total	Increase/(Decrease)	Amount	Percent of Total	Increase/(Decrease)	Amount	Percent of Total
	(Dollars in Thousands)

Savings deposits	$29,756	8.4%	$1,167	$28,589	6.1%	$(2,176)	$30,765	7.9%
Demand deposit accounts	54,201	15.2	525	53,676	11.4	6,482	47,194	12.1
Money market accounts	70,367	19.8	(46,809)	117,176	24.8	58,444	58,732	15.1
Fixed-rate certificates which mature in the year ending:
Within 1 year	84,636	23.8	(65,803)	150,439	31.9	5,194	145,245	37.2
After 1 year, but within 2 years	18,796	5.3	(24,404)	43,200	9.2	4,524	38,676	9.9
After 2 years, but within 5 years	10,902	3.1	(7,762)	18,664	4.0	(539)	19,203	4.9
Certificates maturing thereafter	29,905	8.4	18,288	11,617	2.5	3,597	8,020	2.1
Variable rate certificates	57,225	16.1	8,873	48,352	10.3	6,238	42,114	10.8
Total	$355,788		$(115,925)	$471,713		$81,764	$389,949

Borrowings. Customer deposits are the primary source of funds for our lending and investment activities. We do, however, use advances from the Federal Home Loan Bank of Seattle to supplement our supply of lendable funds to meet short-term deposit withdrawal requirements and also to provide longer term funding to better match the duration of selected loan and investment maturities.

As one of our capital management strategies, we have used advances from the Federal Home Loan Bank of Seattle to fund loan originations in order to increase our net interest income. Depending upon the retail banking activity and the availability of excess post conversion capital that may be provided to us, we will consider and undertake additional leverage strategies within applicable regulatory requirements or restrictions. Such borrowings would be expected to primarily consist of Federal Home Loan Bank of Seattle advances.

As a member of the Federal Home Loan Bank of Seattle, we are required to own capital stock in the Federal Home Loan Bank of Seattle and are authorized to apply for advances on the security of that stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are individually made under various terms pursuant to several different credit programs, each with its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. We maintain a committed credit facility with the Federal Home Loan Bank of Seattle that provides for immediately available advances up to an aggregate of 25% of the prior quarter’s total assets of Anchor Bank, or 90% of pledged collateral, or $6.0 million. We currently have an additional $25.8 million at June 30, 2010 which could be utilized as collateral. At June 30, 2010, outstanding advances to Anchor Bank from the Federal Home Loan Bank of Seattle totaled $136.9 million.

The following table sets forth information regarding Federal Home Loan Bank of Seattle advances by us at the end of and during the periods indicated. The table includes both long- and short-term borrowings.

	Year Ended June 30,
	2010	2009	2008
	(Dollars in Thousands)
Maximum amount of borrowing outstanding at any month end:
Federal Home Loan Bank advances	$136,900	$175,828	$165,165

Approximate average borrowing outstanding:
Federal Home Loan Bank advances	135,975	151,193	144,964

Approximate weighted average rate paid on:
Federal Home Loan Bank advances	3.75%	4.92%	5.15%

	At June 30,
	2010	2009	2008
	(Dollars in Thousands)

Balance outstanding at end of period:
Federal Home Loan Bank advances	$136,900	$129,500	$165,165

Weighted average rate paid on:
Federal Home Loan Bank advances	3.07%	4.94%	5.00%

Subsidiaries and Other Activities

Anchor Bank. Anchor Bank has one wholly-owned subsidiary, Anchor Financial Services, Inc., that is currently inactive. At June 30, 2010, Anchor Bank’s equity investment in Anchor Financial Services, Inc. was $303,000.

Competition

Anchor Bank operates in an intensely competitive market for the attraction of deposits (generally its primary source of lendable funds) and in the origination of loans. Historically, its most direct competition for deposits has come from large commercial banks, thrift institutions and credit unions in its primary market area. In times of high interest rates, Anchor Bank experiences additional significant competition for investors’ funds from short-term money market securities and other corporate and government securities. Anchor Bank’s competition for loans comes principally from mortgage bankers, commercial banks and other thrift institutions. Such competition for deposits and the origination of loans may limit Anchor Bank’s future growth and earnings prospects.

Natural Disasters

Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties, where substantially all of the real and personal properties securing our loans are located, is an earthquake-prone region. We have not suffered any losses in the last five years from earthquake damage to collateral secured loans, which include the July 1999 and February 2001 major earthquakes in the region. Although we have experienced no losses related to earthquakes, a major earthquake could result in material loss to us in two primary ways. If an earthquake damages real or personal properties collateralizing outstanding loans to the point of insurable loss, material loss would be suffered to the extent that the properties are uninsured or inadequately insured. A substantial number of our borrowers do not have insurance which provides for coverage as a result of losses from earthquakes. Earthquake insurance is generally not required by other lenders in the market area, and as a result in order to remain competitive in the marketplace, we do not require earthquake insurance as a condition of making a loan. Earthquake insurance is also not always available at a reasonable coverage level and cost because of changing insurance underwriting practices in our market area resulting from past earthquake activity and the likelihood of future earthquake activity in the region. In addition, if the collateralized properties are only damaged and not destroyed to the point of total insurable loss, borrowers may suffer sustained job interruptions or job loss, which may materially impair their ability to meet the terms of their loan obligations. While risk of credit loss can be insured against by, for example, job interruption insurance or “umbrella” insurance policies, such forms of insurance often are beyond the financial means of many individuals. Accordingly, for most individuals, sustained job interruption or job loss would likely result in financial hardship that could lead to delinquency in their financial obligations or even bankruptcy. Accordingly, no assurances can be given that a major earthquake in our primary market area will not result in material losses to us.

Employees

At June 30, 2010, we had 143 full-time employees and 18 part-time employees. Our employees are not represented by any collective bargaining group. We consider our employee relations to be good.

Properties

At June 30, 2010, we had one administrative office, 16 full service banking offices and two loan centers. 11 of the locations are owned and eight locations are leased. At June 30, 2010, the net book value of our investment in premises, equipment and leaseholds was approximately $14.4 million. The net book value of our data processing and computer equipment at June 30, 2010 was $345,000.

The following table provides a list of our main and branch offices and indicates whether the properties are owned or leased:

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2010
				(In Thousands)
ADMINISTRATIVE OFFICE

100 West First
Aberdeen, Washington 98520	Owned	—	7,410	$2,707

BRANCH OFFICES:

Aberdeen (1) (2)
120 N. Broadway
Aberdeen, Washington 98520	Owned	—	17,550	1,442

Centralia (2)
604 S. Tower
Centralia, Washington 98531	Owned	—	3,000	710

Chehalis (3)
1601 NW Louisiana Avenue
Chehalis, Washington 98532	Leased	4/30/13	683	226

Elma (2)
216 S. Third Street
Elma, Washington 98541	Owned	—	2,252	350

Hoquiam
701 Simpson Avenue
Hoquiam, Washington 98550	Leased	3/31/10	550	7

Lacey (4)
601 Woodland Square Loop SE
Lacey, Washington 98503	Owned	—	13,505	2,222

Lakewood (5)
7001 Bridgeport Way W.
Lakewood, Washington 98499	Leased	1/31/12	971	—

Martin Way
4250 Martin Way E.
Building 4, Suite 107
Olympia, Washington 98516	Leased	6/30/13	1,813	194

Montesano
211-B Pioneer Avenue East
Montesano, Washington 98563	Owned	—	2,125	3,292

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2010
				(In Thousands)
Ocean Shores (2)
795 Pt. Brown Avenue NW
Ocean Shores, Washington 98569	Owned	—	2,550	695

Olympia (2)
2610 Harrison Avenue West
Olympia, Washington 98507	Owned	—	1,882	513

Puyallup (3)
16502 Meridian Avenue E, Suite B
Puyallup, Washington 98375	Leased	—	982	206

Shelton (3)
100 E. Wallace Kneeland Boulevard
Shelton, Washington 98584	Leased	5/31/13	673	54

Vancouver SE (3)
430 SE 192nd Avenue
Vancouver, Washington 98587	Leased	1/31/11	612	160

Westport (2)
915 N. Montesano
Westport, Washington 98595	Owned	—	3,850	1,084

Yelm (3)
17100 State Route 507 SE
Yelm, Washington 98597	Leased	7/30/12	577	223

LOAN OFFICES:

Aberdeen
211 E. Market Street
Aberdeen, Washington 98520	Owned	—	12,825	203

Aberdeen
215 E. Market Street
Aberdeen, Washington 98520	Owned	—	12,000	147

(1)	Includes home branch.
(2)	Drive-up ATM available.
(3)	Wal-Mart locations.
(4)	Includes space leased.
(5)	Branch closed August 31, 2010.

Legal Proceedings

Anchor Bank from time to time is involved in various claims and legal actions arising in the ordinary course of business. There are currently no matters that in the opinion of management, would have material adverse effect on our consolidated financial position, results of operation, or liquidity.

MANAGEMENT

Management Structure

        The board of directors of Anchor Bancorp consists of the same individuals who currently serve as directors of Anchor Bank.  The composition of our board of directors and the board of Anchor Bank will remain unchanged following the conversion.  In addition, following the conversion each of the executive officers of Anchor Bancorp will continue to serve as an executive officer of Anchor Bank. The FDIC’s non-objection of the conversion requires that we obtain approval of the FDIC Regional Director in connection with any change in proposed management of Anchor Bancorp and Anchor Bank, including their respective board of directors, prior to consummation of the conversion.  At this time, no change in the proposed management of Anchor Bancorp and Anchor Bank, including their respective board of directors, is anticipated.

Currently, Anchor Bank compensates all of the executive officers and directors. Anchor Bancorp reimburses Anchor Bank on a quarterly basis for the time that executive officers spend on holding company matters. Following the conversion, we intend to continue these practices unless Anchor Bancorp begins engaging in significant business apart from being the holding company of Anchor Bank, in which case, Anchor Bancorp may begin compensating its officers and directors separately.

Our Directors

The directors of Anchor Bancorp are the same persons who currently serve as directors of Anchor Bank. Each director will serve until the first annual meeting of shareholders of Anchor Bancorp, at which time each director will stand for election. The board will be divided into three classes, so that approximately one-third of the directors are elected at each annual meeting of shareholders. Currently, the directors of Anchor Bank are elected annually by the directors. Following the conversion, the directors of Anchor Bancorp will be elected annually by its shareholders. However, Anchor Bancorp will elect the directors of Anchor Bank, as its sole shareholder.

The table below sets forth certain information, as of June 30, 2010, regarding the members of the board of directors of Anchor Bank, including the term of office for each board member.

Name	Age	Positions Held	Director Since	Current Term of Office Expires

James A. Boora	64	Director	1988	2010
Will Foster	59	Director	1991	2010
Dennis C. Morrisette	65	Director	1998	2010
Robert D. Ruecker	61	Chairman of the Board	1984	2011
Jerald L. Shaw	64	President and Chief Executive Officer	1990	2011
Douglas A. Kay	54	Vice Chairman of the Board	1991	2012
George W. Donovan	55	Director	1998	2012
Terri L. Degner	47	Executive Vice President and Chief Financial Officer	2007	2012

The Business Background of Our Directors

The business experience of each director for at least the past five years is set forth below as well as a brief description of the qualifications, attributes, skills and areas of expertise of each director that makes the director uniquely qualified to serve on Anchor Bancorp’s Board of Directors.

James A. Boora served as President and Chief Executive Officer of Anchor Bank from 1989 until his retirement in April 2006. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1971. Mr. Boora has over 35 years’ experience in banking. Much of Mr. Boora’s experience prior to becoming President and Chief Executive Officer of Anchor Bank revolved around data processing. He provides valuable input to discussions about the proper role of technology in today’s banking environment. His involvement in charitable and fraternal organizations also helps us fulfill our Community Reinvestment Act obligations. He served as chairman of the Washington Community Reinvestment Association and is a member and past president of the Aberdeen Rotary Club. Mr. Boora is active in a number of other organizations in the local community and serves on the board of directors of the Grays Harbor College Foundation and the Aberdeen Senior Center.

Will Foster is a principal and architect with Street Lundgren & Foster Architects, a firm with which he has been affiliated for 33 years. Mr. Foster brings insight to our board of directors on current trends in the construction industry which, when combined with more than 30 years experience as an architect, assists us in our review of new and existing construction projects financed by Anchor Bank. He has actively participated in building “green” projects throughout southeast Washington. Mr. Foster is also active in assisting local municipalities with building code updates and related matters, which adds to Achor’s ability to liaison with those entities. He is also involved in the Aberdeen Lions Club, is on the board of directors of NeighborWorks of Grays Harbor and is the Chairman of the Montesano Planning Commission.

Dennis C. Morrisette is the retired sheriff of Grays Harbor County, a position he held from 1979 to 1998. In addition, he served as the Interim City Manager for the City of Ocean Shores from February until June 2008, the County Commissioner for Grays Harbor from 2001 until 2004 and the Grays Harbor Community Hospital Development Director for 2001. Mr. Morrisette adds robust public relations capability to the board. As the City Manager of Ocean Shores, Washington, Mr. Morriesette filled a vacant position during a time of unprecedented upheaval and was an effective leader. He also brings unique political perspective to board deliberations because of his background as a public servant. Having managed large entities with sizeable budgets, he understands the conflicting demands faced by Anchor Bank managers and often provides valuable guidance in that regard. Mr. Morrisette serves on the board of directors of Grays Harbor Community Hospital and is Chairman of the Planning Committee. He also serves as Chairman of the Advisory Committee of the Aberdeen Senior Center.

Robert D. Ruecker is Human Resources Coordinator for Westport Shipyard, a position he has held since August 2008. Prior to that, he served as the Human Resources Director for Grays Harbor Paper, L.P., a business papers manufacturer, from September 2000 until June 2007. He worked for many years in his family’s hardware business, and ran the business upon his parents’ retirement. Subsequent to that time, he became a regional sales manager for Verizon Wireless where he oversaw the capture of number one industry market share for his region. More recently, Mr. Ruecker has assumed duties as human resource director for manufacturing companies located in our operating area. He provides insight into current and proposed legislation. Mr. Ruecker brings nearly 40 years’ worth of multi-level management experience to our board. Currently, he volunteers for Rebuilding Together and assists the Grays Harbor College athletic director. He was also the past president of Grays Harbor Chamber of Commerce and the Grays Harbor YMCA.

Jerald L. Shaw is the President and Chief Executive Officer of Anchor Bank, positions he has held since July 2006. He has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as President and Chief Executive Officer, he served as Chief Operating Officer from 2004 to 2006 and as Chief Financial Officer from 1988 to 2002. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1976. Mr. Shaw has been with Anchor Bank and its predecessor, Aberdeen Financial Savings and Loan Association, since 1976. Prior to that time, Mr. Shaw piloted C-130 aircraft for the U.S. Air Force, including combat missions during the Vietnam War. Having performed or directly supervised virtually every position at Anchor Bank, he has extensive knowledge of our operation. He is a distinguished graduate of the School for Executive Development of the U.S. League of Savings Institution at the University of Washington. He has also attended asset-liability management training, directors’ colleges, and other banking-related training. He is an active in the Thurston County Chamber of Commerce and American Bankers Association, and is a board member of the Washington Financial League. Mr. Shaw is on the Aberdeen Rotary Club and the Aberdeen Lions Club, and volunteers for Habitat for Humanity.

Douglas A. Kay is self-employed Certified Public Accountant specializing in accounting, consulting, business valuation, litigation support and fraud investigation. Prior to that, he was employed by the public accounting firm of McSwain and Company, PS from 2004 to 2006. Mr. Kay is a Certified Public Accountant and

Certified Fraud Examiner. Mr. Kay brings valuable insight to board discussions of the financial condition of large borrowers. Over the course of his career, he has been closely involved in the creation, review and analysis of financial statements of different size companies in widely diverse industries. Currently working primarily in Thurston County, he is ideally positioned to provide referrals to us in markets where we foresee valuable growth. As chairman of the Audit Committee, Mr. Kay provides professional oversight to the internal and external audit processes of Anchor Bank. Mr. Kay is active with a number of local youth sports organizations including Trinity Youth Sport, the YMCA and Black Hills Youth Baseball.

George W. Donovan is the Secretary and Treasurer of Barrier West, Inc., a trucking and heavy equipment provider, a position he has held since 1992. He is also President of Geo Dan Land, Inc., a position he has held since 1993. Mr. Donovan brings an understanding of entrepreneurial endeavors to our board. Mr. Donovan’s accomplishments include working on the general partners management team which was able to acquire, staff and restart a local paper mill operation. This activity transferred ownership from a multi-national corporation to local ownership and retained approximately 250 jobs. He also manages two separate corporations, with 40 employees, providing support services crucial to the operation of the paper mill. Mr. Donovan also brings years of experience as a land developer. These experiences have allowed him to develop expertise in all facets of management and to provide valuable input to our business planning. Mr. Donovan coaches several youth sports teams, is a member of the St. Mary’s Parish Council and is on the board of directors of the Grays Harbor Community Foundation.

Terri L. Degner is the Executive Vice President, Chief Financial Officer and Treasurer of Anchor Bank, positions she has held since 2004. She has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as Executive Vice President, Chief Financial Officer and Treasurer, Ms. Degner has served Anchor Bank in a variety of capacities since 1990, including as Senior Vice President and Controller from 1994 to 2004. Ms. Degner has been in banking since high school. She has worked in multiple lending positions in various size institutions. Since 1990, she has held a variety of positions in the finance area of Anchor Bank. Ms. Degner demonstrated her determination to succeed when she worked full time in Anchor’s Accounting Department and commuted 60 miles to evening classes at St. Martin’s College where she received her Bachelor’s Degree in Accounting. At the same time she worked full days and met all expectations for performance. In 2000, she graduated from the Pacific Coast Banking School at the University of Washington in the top 10% of her class and her thesis was published in the University’s library. She has become the management expert on issues ranging from information technology to asset-liability management. Ms. Degner also serves on the board of directors and finance committee of NeighborWorks of Grays Harbor.

Directors’ Compensation

The following table shows the compensation paid to our non-employee directors for the year ended June 30, 2010. Directors who are employees of Anchor Bank are not compensated for their services as directors; accordingly compensation information for Jerald Shaw, who is our President and Chief Executive Officer, and Terri Degner, who is our Executive Vice President and Chief Financial Officer, is included in the section entitled “Executive Compensation.”

Name	Fees Earned or Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)		Total ($)

James A. Boora	17,320	—	96,000	(2)	113,320
George W. Donovan	17,320	—	—		17,320
Will Foster	17,580	—	—		17,580
Douglas A. Kay	21,400	—	—		21,400
Dennis C. Morrisette	18,739	—	—		18,739
Robert D. Ruecker	23,920	—	—		23,920

(footnotes on the following page)

(1)
Represents aggregate change between June 30, 2009 and June 30, 2010 in the actuarial present value of the director’s accumulated benefit under the phantom stock plan, which is described below. With the exception of Mr. Boora, all Board members’ accumulated benefit reflected a decrease in value as follows: Mr. Donovan -$4,738, Mr. Foster -$7,980, Mr. Kay- $6,337, Mr. Morrisette - $8,352 and Mr. Ruecker - $9,328.

(2)	Mr. Boora, our former President and Chief Executive Officer, receives payments pursuant to a retirement agreement which is described below.

Non-employee directors of Anchor Bank receive a monthly retainer of $700, with the exception of the Chairman of the board, who receives a monthly retainer of $1,120, and the Chairman of the Audit Committee, who receives a monthly retainer of $910. Non-employee directors also receive a fee of $700 for each board meeting attended. Members of the Audit and Senior Loan committees receive a fee of $260 per committee meeting attended.

Anchor Bank maintains a phantom stock plan for the benefit of the directors and certain executive officers. The plan is a non-qualified, unfunded deferred compensation plan. Each director participates in the plan. For more information regarding the phantom stock plan, see the discussion included in “– Non-Qualified Deferred Compensation” herein.

Anchor Bank entered into an agreement with James A. Boora in connection with his retirement as President and Chief Executive Officer in 2006. The agreement was effective as of June 1, 2006 and terminates on June 30, 2011. Pursuant to the agreement, Mr. Boora receives a monthly fee of $8,000 as compensation for past services and for any consulting services he provides at Anchor Bank’s request. However, Mr. Boora has not provided consulting services and it is not expected that he will provide any consulting services in the future. The agreement also requires Anchor Bank to provide the medical, dental and vision benefits Mr. Boora would have received had he remained President and Chief Executive Officer. The agreement contains a non-competition clause that prohibits Mr. Boora from competing with the business of Anchor Bank in any city, town or county in which it has an office.

Meetings and Committees of the Board of Directors

In connection with the completion of the conversion, Anchor Bancorp will establish a nominating and corporate governance committee, a compensation committee and an audit committee. All of the members of these committees will be independent directors as defined in the listing standards of The Nasdaq Stock Market. We plan to have written charters for each committee available on our website at www.anchornetbank.com.

The board of directors of Anchor Bank meets monthly plus strategic planning meetings once or twice per year. During the year ended June 30, 2010, the board of directors held 12 regular meetings and nine special meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which he or she served during this period. Anchor Bank currently has standing Executive, Audit, Executive Loan, Senior Loan, Compensation and Nominating Committees.

The Executive Committee consists of Directors Shaw, Foster, Kay and Ruecker (Chairman). The committee meets on an as needed basis to discuss items of concern to Anchor Bank. The flexible meeting schedule allows for advance discussion of items appearing on the board agenda and review of issues of concern that arise in between scheduled board meetings. The Executive Committee met once during the year ended June 30, 2010.

The Audit Committee consists of Directors Kay (Chairman), Morrisette and Ruecker. The Audit Committee meets quarterly and on an as needed basis. The Audit Committee oversees the design and operation of Anchor Bank’s internal controls for safeguarding its assets and ensuring the quality and integrity of financial reporting. The committee hires the independent auditor and reviews the audit report prepared by the independent auditor. The Audit Committee met four times during the year ended June 30, 2010.

The Executive Loan Committee consists Director Shaw, the Chief Lending Officer (Chairman), Chief Commercial Loan Officer, Chief Financial Officer, Credit Administrator and Senior Credit Analyst. The committee meets on a weekly basis to approve or decline those loans that exceed the authority vested in Anchor Bank’s Loan Approval Delegation and makes recommendations to the board of directors or the Senior Loan Committee regarding those loans that exceed its approval authority. The committee also has the authority to set interest rates, terms and conditions for the Bank’s loan programs and may extend, modify, defer, purchase, participate or sell Anchor Bank’s existing or potential investment in any loan or extension of credit subject to limitations established in the Loan Committee Authority and Approval Policy. The Executive Loan Committee met 51 times during the year ended June 30, 2010.

The Senior Loan Committee consists of Directors Shaw, Degner, Donovan, Boora and Foster, and Chief Lending Officer Gregory H. Schultz (Chairman). The committee meets on an as needed basis to provide timely approval on those loans or other requests that exceed the authority of the Executive Loan Committee. The Senior Loan Committee has authority to set interest rates, terms and conditions for any loan, modification, extension, deferral or participation, or sell Anchor Bank’s existing or potential investment in any loan or extension of credit, provided that such authority shall be limited to transactions the aggregate of which shall not exceed $6 million in loans to one borrower. The Senior Loan Committee did not meet during the year ended June 30, 2010.

The Compensation Committee consists of Directors Ruecker (Chairman), Kay, Boora, Donovan, Foster and Morrisette. This committee meets on an as needed basis, and provides general oversight regarding the personnel, compensation and benefits matters of Anchor Bank. The Compensation Committee met once during the year ended June 30, 2010.

The Nominating Committee has a rotating membership so that no one standing for re-election is on the committee. The current committee consists of Directors Ruecker (Chairman), Kay and Degner is responsible for the annual selection of nominees for election as directors. This committee met once during the year ended June 30, 2010.

Corporate Governance Policies and Procedures

Anchor Bank has adopted a Code of Business Conduct and Ethics and a Conflict of Interest Policy that are applicable to directors, officers and employees. Following the conversion, Anchor Bancorp will adopt a corporate governance policy and a code of business conduct and ethics. The corporate governance policy is expected to cover such matters as the following:

●	the duties and responsibilities of each director;
●	the composition, responsibilities and operation of the board of directors;
●	the establishment and operation of board committees, including audit, nominating and compensation committees;
●	succession planning;
●	convening executive sessions of independent directors;
●	the board of directors’ interaction with management and third parties; and
●	the evaluation of the performance of the board of directors and the Chief Executive Officer.

The code of business conduct and ethics, which is expected to apply to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics will be designed to deter wrongdoing and to promote honest and ethical conduct in every respect.

We currently do not have any outside shareholders. Following the conversion, Anchor Bancorp will establish a process for shareholders to communicate with the board of directors. A policy regarding board member attendance at annual meetings of shareholders will also be established.

Leadership Structure

The positions of President and Chairman of the Board were separated approximately ten years ago with the retirement of a former Chief Executive Officer who remained as Chairman. We continue to believe that this structure provides appropriate division and oversight. Industry events of the last 24 to 36 months demonstrate that this structure is most likely to prevent a strong Chief Executive Officer from leading the organization in inappropriate directions. We believe it is one more method to create appropriate “checks and balances” in corporate governance.

Board Involvement in Risk Management Process

Risk management is the responsibility of management and risk oversight is the responsibility of the board of directors. The Board administers its risk oversight function and also utilizes its committee structure, with each board committee being responsible for overseeing risk within its area of responsibility. Significant risk oversight matters considered by the committees are reported to and considered by the board of directors. Some significant risk oversight matters are reported directly to the board of directors, including matters not falling within the area of responsibility of any committee. Types of risk with the potential to adversely affect us include credit, interest rate, liquidity and compliance risks, as well as risks relating to our operations and reputation.

Directors keep themselves informed of the activities and condition of Anchor Bank and of the risk environment in which it operates by regularly attending board and assigned board committee meetings, and by review of meeting materials, auditors’ findings and recommendations, and supervisory communications. Directors stay current on general industry trends and any statutory and regulatory developments pertinent to us by periodic briefings by senior management, counsel, auditors or other consultants, and by more formal director education, including attendance at regulator sponsored “Director’s College” conventions, and other similar programs. Anchor maintains an array of education materials on-line at its BVS Performance Center. Board members are provided access to all training and given specific in-person training on items such as Regulation “O”, Bank Secrecy Act, and other banking guidance and regulations.

The board oversees the conduct of our business and administers the risk management function by:

●	selecting, evaluating, and retaining competent senior management;
●	establishing, with senior management, our long- and short-term business objectives, and adopting operating policies to achieve these objectives in a legal and sound manner;
●	monitoring operations to ensure that they are controlled adequately and are in compliance with laws and policies;
●	overseeing our business performance; and
●	ensuring that we help to meet our communities’ credit needs.

These responsibilities are governed by a complex framework of federal and state law and regulation as well as regulatory guidelines applicable to our operations.

The board ensures that all significant risk-taking activities are covered by written policies that are communicated to appropriate employees. Specific policies cover material credit, market, liquidity, operational, legal and reputation risks. The policies are formulated to further our business plan in a manner consistent with safe and sound practices. The board ensures that all such policies are monitored by senior management to make certain that they conform with changes in laws and regulations, economic conditions, and our circumstances. The policies are implemented by senior management who develop and maintain procedures, including a system of internal controls, designed to foster sound practices, to comply with laws and regulations, and to protect us against external crimes and internal fraud and abuse. Policies are reviewed on a regular basis typically annually or bi-annually and revisions approved by the Board.

Management regularly provides the board and its various committees with a significant amount of information regarding a wide variety of matters affecting us. This includes senior management reports to the board. These reports present information in a form meaningful to members of the board, who recognize that the level of detail and frequency of individual senior management reports will vary with the nature of risk under consideration and our unique circumstances. Matters presented to the board and board committees generally include information with respect to risk. The board and board committees consider the risk aspects of such information and often request additional information with respect to issues that may involve risk to Anchor Bank. The board and board committees also raise risk issues on their own initiative.

The board has established a mechanism for independent third party review and testing of compliance with policies and procedures, applicable laws and regulations, and the accuracy of information provided by senior management. This is accomplished, for example, by an internal auditor reporting directly to the Audit Committee. In addition, an external audit is performed. The Audit Committee reviews the auditors’ findings with senior management and monitors senior management’s efforts to resolve any identified issues and recommendations. The Audit Committee provides regular reports of its activities to the Board.

Executive Officers Who Are Not Directors

The current executive officers of Anchor Bancorp consist of the same individuals who are executive officers of Anchor Bank. Each executive officer of Anchor Bank and Anchor Bancorp will retain his or her office following the conversion. The business experience for at least the past five years for the executive officers who do not serve as directors of Anchor Bancorp or Anchor Bank is set forth below.

Brett A. Nielsen, age 42, is our Senior Vice President and Retail Division Manager, a position he has held since June 2006. Prior to that, he served as our Vice President and Loan Sales Manager from 2005 to 2006 and as our Assistant Vice President and Branch Manager from 2005 to 2006. Prior to joining Anchor Bank, Mr. Nielsen was employed by Washington Mutual Bank from 1992 to 2005 in a variety of positions, including as a branch manager and residential lender. Mr. Nielsen volunteers with the Boy Scouts of America and the Salvation Army, and is a member of the Aberdeen Rotary Club.

Gregory H. Schultz, age 57, is our Senior Vice President and Chief Lending Officer, a position he has held since February 2008. Prior to joining Anchor Bank, Mr. Schultz was the Senior Commercial Lending Officer for Silverstate Bank from May 2007 through January 2008, and was previously employed by Community Bank of Nevada for ten years in a variety of positions, including most recently as Chief Lending Officer. Mr. Schultz volunteers with Rebuilding Together, the YMCA and the March of Dimes.

Compensation Discussion and Analysis

In this section, we will give an overview of our compensation program, the material compensation decisions we have made under the program and the material factors that we considered in making those decisions. Following this discussion, in the section entitled “Executive Compensation,” we provide a series of tables containing specific information about the compensation earned in the year ended June 30, 2010 by the following officers, who are known as our named executive officers:

Jerald L. Shaw, President and Chief Executive Officer
Terri L. Degner, Executive Vice President, Chief Financial Officer and Treasurer
Brett A. Nielsen, Senior Vice President and Retail Division Manager
Gregory A. Schultz, Senior Vice President and Chief Lending Officer

Compensation Committee. The Compensation Committee is responsible for evaluating the performance of our Chief Executive Officer, while the Chief Executive Officer evaluates the performance of other senior officers of the Bank and makes recommendations to the Committee regarding compensation levels.

Objectives and Overview of the Compensation Program. Our executive compensation policies are designed to establish an appropriate relationship between executive pay and the annual and long-term performance of Anchor Bank, to reflect the attainment of short- and long-term financial performance goals, to enhance our ability to attract and retain qualified executive officers, and to align to the greatest extent possible the interests of management and shareholders. The principles underlying the executive compensation policies include the following:

●	to attract and retain key executives who are vital to our long-term success and are of the highest caliber;

●	to provide levels of compensation competitive with those offered to community banks in the Pacific Northwest and consistent with our level of performance;

●	to motivate executives to enhance long-term financial performance of Anchor, and

●	to integrate the compensation program with our annual and long-term strategic planning and performance measurement processes.

The Committee considers a variety of subjective and objective factors in determining the compensation package for individual executives, including: (1) the performance of Anchor Bank as a whole, with emphasis on annual performance factors and long-term objectives; (2) the responsibilities assigned to each executive; and (3) the performance of each executive of assigned responsibilities as measured by our progress during the year.

Compensation Program Elements. The Compensation Committee focuses primarily on the following three components in forming the total compensation program for our executive officers:

●	base salary;
●	incentive compensation; and
●	deferred compensation.

The current compensation plans involve a combination of salary and incentive compensation to reward short-term performance, and phantom stock grants as a method of providing deferred compensation.

Base Salary. The purpose of base salary is to create a secure base of cash compensation for our employees, reflecting each employee’s level of responsibilities. Salary levels are designed to be competitive within the banking and financial services industries in the Northwest. In setting salary levels, the Compensation Committee regularly evaluates current salary levels by surveying similar institutions in Washington, Oregon, the Northwest and the United States. The survey analysis focuses primarily on asset size, nature of ownership, type of operation and other common factors. Specifically, the Committee annually reviews the Northwest Financial Industry Salary Survey prepared by Milliman USA in association with the Washington Bankers Association, the Washington Financial League and the Oregon Bankers Association, covering 116 Northwest financial organizations. The Committee also reviews comparative information gathered by management from FDIC data.

        Incentive Compensation Program.  We believe it is appropriate to provide individuals who have key decision-making roles with a meaningful portion of their expected compensation “at risk,” contingent upon meeting pre-defined Anchor Bank performance requirements and/or individual performance objectives.  Our incentive compensation plan is designed to provide for incentive compensation with established targets of 25% salary for the Chief Executive Officer and for executive vice presidents and 10% to 15% of salary of senior management.  Certain other officers may participate in the plan at a level of 10% to 30% of salary.  We may utilize the services of compensation consultants, as needed, to remain fair and competitive in the future.   The FDIC’s non-objection of the conversion, however, restricts us from establishing an employee incentive compensation plan for a period of at least three years following the completion of the conversion and any payments under such plan is subject to the written non-objection of the FDIC Regional Director.

        Typically, the Compensation Committee approves goals and incentive participation each year.  Individual participant goals and performance modifier targets are communicated to participants in writing in the first quarter of the fiscal year to which the goals apply.  In the recent past, performance measures have included profitability, loan production, deposit growth and efficiency and going forward will be focused on profitability and efficiency .  Goals are measured against performance after the end of the fiscal year and results are communicated to each participant during the month following the year-end audit.  The performance modifier ranges from zero to a maximum of two times the salary at the risk percentage.  In making awards under the incentive compensation plan, the Compensation Committee, the Chief Executive Officer and Chief Operating Officer or executive officers, as appropriate, review quantifiable data versus a plan approved by the Board.  The plan also provides for subjective evaluation of performance by the Committee, the Chief Executive Officer and Chief Operating Officer or executive officers, as appropriate.  However, as a result of Anchor Bank’s results of operations for the year ended June 30, 2010 and the Order, targets were not set for the named executive officers for the years ended June 30, 2010 and 2011 and no incentive awards were made to the named executive officers for 2010 and no incentive awards will be made to the named executive officers for 2011.

Deferred Compensation. Anchor Bank maintains a phantom stock plan for the benefit of certain directors and executive officers. The plan is a non-qualified, unfunded deferred compensation plan. Awards under the plan are granted in the form of phantom stock shares. At the time an award is granted, the value of each share of awarded phantom stock is determined by the committee that administers the plan, based on its determination of Anchor Bank’s value at the time of grant. Each year thereafter, the value of the phantom stock is redetermined by the committee, to reflect the then-current value of Anchor Bank.

Compensation Committee Report

The Compensation Committee of Anchor Bank has submitted the following report for inclusion in this prospectus:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this prospectus with management. Based on our review of and the discussion with management with respect to the Compensation Discussion and Analysis, we recommend that the Compensation Discussion and Analysis be included in this prospectus.

The foregoing report is provided by the Compensation Committee:

James A. Boora	Douglas A. Kay
George W. Donovan	Dennis C. Morrisette
Will Foster	Robert D. Ruecker

Compensation Policies and Risk

The compensation committee believes that any risk arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on Anchor Bancorp or Anchor Bank. As a result of the economic environment and challenges we have faced, the compensation committee has limited the available benefits and believes the mix and design of the elements of our executive compensation does not encourage management to assume excessive risks.

Executive Compensation

Summary Compensation Table. The following table shows information regarding 2010, 2009 and 2008 compensation for our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Change in Pension Value and Deferred Compensation Earnings ($)(1)	All Other Compensation ($)(2)	Total ($)

Jerald L. Shaw	2010	260,000	—		(3)	18,933	278,933
President and Chief	2009	260,000	—		(3)	11,088	271,088
Executive Officer	2008	210,650	—		(3)	11,929	222,579

Terri L. Degner	2010	150,000	—		(4)	9,069	159,069
Executive Vice President,	2009	150,000	—		(4)	8,402	158,402
Chief Financial Officer and Treasurer	2008	117,700	—		(4)	7,600	125,300

Gregory H. Schultz	2010	110,000	12,000	(5)	—	3,214	125,214
Senior Vice President and	2009	101,772	—		—	1,467	103,239
Chief Lending Officer

Brett A. Nielsen	2010	100,000	—		—	4,513	104,513
Senior Vice President and	2009	100,000	—		—	4,000	104,000
Retail Division Manager	2008	91,460	—		—	2,625	94,085

(1)
Represents aggregate change during the fiscal year in the actuarial present value of the executive’s accumulated benefit under the phantom stock plan, which is described below. The only named executive officers who participate in this plan are Mr. Shaw and Ms. Degner.

(2)
For 2010, represents for Mr. Shaw, 401(k) match of $10,682, use of company car of $7,062 and life insurance premium of $1,188; for Ms. Degner, 401(k) match of $6,588, use of company car of $2,211 and life insurance premium of $270; for Mr. Schultz, 401(k) match of $2,440; and for Mr. Nielsen, 401(k) match of $4,333. For 2009, represents for Mr. Shaw, 401(k) match of $9,200, use of company car of $700 and life insurance premium of $1,188; for Ms. Degner, 401(k) match of $6,082, use of company car of $2,050 and life insurance premium of $270; for Mr. Schultz, 401(k) match of $1,467; and for Mr. Nielsen, 401(k) match of $4,000. For 2008, represents for Mr. Shaw, 401(k) match of $9,741, use of company car of $1,000 and life insurance premium of $1,188; for Ms. Degner, 401(k) match of $5,330, use of company car of $2,000 and life insurance premium of $270; and for Mr. Nielsen, 401(k) match of $2,625.

(3)	The value of Mr. Shaw’s aggregate benefit under the phantom stock plan decreased by $65,783 in 2010, $57,896 in 2009 and $64,330 in 2008.
(4)	The value of Ms. Degner’s aggregate benefit under the phantom stock plan decreased by $8,071 in 2010, $6,854 in 2009 and $7,616 in 2008.
(5)	One-time bonus.

Employee Severance Compensation Plan. In connection with the conversion, Anchor Bank’s board of directors intends to establish the Anchor Bank Employee Severance Compensation Plan which will provide eligible employees with severance pay benefits in the event of a change in control of Anchor Bank or Anchor Bancorp following the conversion. The severance plan will define the term “change in control” as having occurred when, among other things: (1) a person other than Anchor Bancorp purchases shares of Anchor Bancorp’s common stock under a tender or exchange offer for the shares; (2) any person, as that term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, is or becomes the beneficial owner of securities of Anchor Bancorp representing 25% or more of the combined voting power of Anchor Bancorp’s then outstanding securities; (3) a majority of the membership of the board of directors changes as the result of a contested election; or (4) shareholders of Anchor Bancorp approve a merger, consolidation, sale or disposition of all or substantially all of Anchor Bancorp’s assets, or a plan of partial or complete liquidation.

Executive Officers of Anchor Bank  will not be eligible to participate in the severance plan. Generally, other employees will be eligible to participate in the severance plan if they have completed at least one year of service with Anchor Bank. Employees will be credited with service prior to adoption of the plan. The severance plan will vest in each participant a contractual right to the benefits the participant is entitled to thereunder. Under the plan, in the event of a change in control of Anchor Bank or Anchor Bancorp, eligible employees who are terminated or who terminate their employment within one year for reasons specified under the severance plan will be entitled to receive a severance payment. If a participant whose employment has terminated has completed at least one year of service, the participant will be entitled to a cash severance payment equal to three months for service of one to two years, six months for service of two to three years, and six months plus one month for each year of continuous employment over three years up to a maximum of the participant’s annual compensation. A participant who is an assistant vice president of Anchor Bank prior to the change in control will receive a minimum payment equal to one-half of the participant’s then-annual compensation. Individuals who are vice presidents and above of Anchor Bank prior to the change in control will receive a minimum payment equal to the participant’s then-annual compensation. These payments may tend to discourage takeover attempts by increasing costs to be incurred by Anchor Bank in the event of a takeover. If the provisions of the severance plan are triggered, then the total amount of payments that would be due thereunder, based solely upon current salary levels, would be approximately $3.3 million. It is management’s belief, however, that substantially all of Anchor Bank’s employees would be retained in their current positions in the event of a change in control, and that any amount payable under the severance plan would be considerably less than the total amount that could possibly be paid under the severance plan.

Non-Qualified Deferred Compensation

The following information is presented with respect to plans that provide for the deferral of compensation on a basis that is not tax-qualified in which the named executive officers participated in the year ended June 30, 2010.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Contributions ($)	Aggregate Balance at Last FYE ($)

Jerald L. Shaw	—	—	(1)	—	445,737
Terri L. Degner	—	—	(2)	—	59,307
Brett A. Nielsen	—	—	—	—	—
Gregory A. Schultz	—	—	—	—	—

(1)	The value of Mr. Shaw’s benefit decreased by $65,783.
(2)	The value of Ms. Degner’s benefit decreased by $8,071.

Anchor Bank maintains a phantom stock plan for the benefit of certain directors and executive officers. The plan is a non-qualified, unfunded deferred compensation plan. The only named executive officers who participate in the plan are Jerald Shaw and Terri Degner. The plan is unfunded, but Anchor Bank has purchased life insurance policies on Mr. Shaw and Ms. Degner that are intended to offset the costs associated with the Plan during the life of the participant and provide a recovery of plan costs upon the participant’s death. Anchor Bank is the sole owner of the insurance policies. Awards under the plan are granted in the form of phantom stock shares. Phantom stock shares are hypothetical shares of stock determined by reference to the value of Anchor Bank. At the time an award is granted, the value of each share of awarded phantom stock is determined by the committee that administers the plan, based on its determination of Anchor Bank’s value at the time of grant. Each year thereafter, the value of the phantom stock is redetermined by the committee, to reflect the then-current value of Anchor Bank. In no year may the change in value of a phantom stock share be less than 90 percent, nor more than 125 percent, of the value of the phantom stock share in the previous year. No changes in value are taken into account after the participant’s separation from service or retirement age, or after a change in control. The value of a participant’s phantom stock benefit is based on the sum of the positive differences between the value of each share of phantom stock awarded to the participant (taking into account the valuation limitations described in the preceding two sentences) over the value of that phantom stock share as determined on the grant date.

A participant’s phantom stock plan benefit vests at a rate of 20 percent for each year of service, with full vesting occurring after 5 years of service. Full vesting also occurs upon death or disability while actively employed, separation from service after attaining age 65, a change in control involving Anchor Bank, or other circumstances described in a participant’s award agreement. On the June 30th or December 31st following the participant’s retirement age, a monthly benefit will be paid based on the value of the participant’s vested phantom stock benefit. The participant’s retirement age is the age set forth in the participant’s phantom stock plan agreement. The monthly benefit is paid over the number of months provided for in that agreement. Also, certain other awards will be paid upon the fifth anniversary of the award date, if elected by the participant at the time the award is granted. A participant who dies prior to the commencement of benefits will receive a lump sum death benefit equal to the present value of his or her remaining phantom stock plan benefit. The death benefit will not be paid under the plan, but instead under an insurance policy on the life of the participant.

Potential Payments Upon Termination or Change in Control

The phantom stock plan provides for potential payments upon a participant’s retirement or death, as well as upon a change in control. The following table shows, as of June 30, 2010, the value of potential payments under these scenarios.

Name	Monthly Retirement ($)(1)	NPV Death ($)(2)	Change in Control ($)(3)

Jerald L. Shaw	4,048	428,832	728,580
Terri L. Degner	1,496	61,623	269,265
Brett A. Nielsen	—	—	—
Gregory A. Schultz	—	—	—

(1)	The monthly benefit is paid over the number of months provided for in that agreement.
(2)	A participant who dies prior to the commencement of benefits will receive a lump sum death benefit equal to the present value of his or her remaining phantom stock plan benefit.
(3)
In the event of a change in control, each participant employed by Anchor Bank immediately prior to the change in control will be 100 percent vested in his or her phantom stock benefit and will receive a lump sum equal to the value of his or her entire phantom stock benefit.

Mr. Shaw and Ms. Degner are the only named executive officers who participate in the phantom stock plan. The participant’s retirement age is the age set forth in the participant’s phantom stock plan agreement.

Benefits to Be Considered Following Completion of the Conversion

        The board of directors has authorized the adoption by Anchor Bank of an employee stock ownership plan for its eligible employees, subject to the completion of the conversion.  At this time, we do not intend on adopting and implementing any stock-based incentive plans for our executive officers and directors.  In the future, we may consider the adoption of a stock option plan and a restricted stock plan for the benefit of directors, officers and employees.   The FDIC’s non-objection of the conversion restricts us from establishing a stock option plan or restricted stock plan until at least 12 months after the completion of the conversion.   The adoption and implementation of a stock option plan and restricted stock plan are subject to the written non-objection of the FDIC and the DFI, and the approval by our shareholders.

       The FDIC's non-objection of the conversion also restricts us from establishing any change in control and severance plans for executive officers for a period of three yeras following the completion of the conversion and any payments under such plans are subject to the written non-objection of the FDIC Regional

Director. We also have not established any employment agreements in connection with the conversion and the FDIC's non-objection of the conversion also restricts us from establishing any employment agreements for executive officers for a period of three years following the completion of the conversion.

Employee Stock Ownership Plan. The employee stock ownership plan will satisfy the requirements for an employee stock ownership plan under the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. Employees of Anchor Bank who have been credited with at least 1,000 hours of service during a designated 12-month period and who have attained age 21 will be eligible to participate in the employee stock ownership plan.

It is intended that the employee stock ownership plan will purchase 4% of the shares sold in the offering. This would range between 102,000 shares, assuming 2,550,000 shares are sold in the offering, and 158,700 shares, assuming 3,967,500 shares are sold in the offering. We anticipate that the employee stock ownership plan will borrow funds from Anchor Bancorp to purchase the shares. This loan will equal 100% of the aggregate purchase price of the common stock purchased by the employee stock ownership plan. The employee stock ownership plan will repay the loan principally from the cash contributions from Anchor Bank and from dividends payable on the common stock held by the plan over the anticipated 15-year term of the loan. The interest rate for the plan loan is expected to be the prime rate as published in The Wall Street Journal on the closing date of the conversion or some other reasonable rate. See “Pro Forma Data.” To the extent that the employee stock ownership plan is unable to acquire 4% of the common stock sold in the offering, it is anticipated that it may acquire the shares following the conversion through open market purchases.

In any plan year, Anchor Bank may make additional discretionary contributions to the employee stock ownership plan for the benefit of participants. These contributions may be used to acquire shares of common stock through the purchase of outstanding shares in the market, from individual shareholders, or from shares which constitute authorized but unissued shares or shares held in trust by Anchor Bancorp. Several factors will affect the timing, amount and manner of any such discretionary contributions, including applicable regulatory policies, the requirements of applicable laws and regulations, and market conditions. It is not anticipated that additional discretionary contributions will be made until the employee stock ownership plan loan is repaid in full.

The shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account, and released for allocation among eligible participants as the loan is repaid. Share released from the suspense account and discretionary contributions to the employee stock ownership plan will be allocated among participants on the basis of each eligible participant’s proportional share of total compensation (as limited by the Internal Revenue Code). Forfeitures will be reallocated among the remaining plan participants.

Participants will vest in their employee stock ownership plan account at the rate of 20% per year, beginning upon the completion of two years of service, with full vesting occurring after six years of service. Employees will be credited for service prior to adoption of the employee stock ownership plan. A participant is fully vested at normal retirement (which is the attainment of age 65), in the event of death or disability while actively employed, or upon termination of the employee stock ownership plan. Benefits are distributable upon a participants’ normal retirement, death, disability, termination of employment or the termination of the plan. Contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

The board of directors will select a trustee for the employee stock ownership plan. The trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of plan participants and unallocated shares must be voted in the same ratio on any matter as those shares for which instructions are given. The trustee will vote the allocated shares for which no instructions are received as directed by the plan administrator.

Under applicable accounting requirements, compensation expense for a leveraged employee stock ownership plan is recorded at the fair market value of the employee stock ownership plan shares when committed to be released to participants’ accounts. See “Pro Forma Data.”

Stock Option Plan. In the future, and following the completion of the conversion, we may consider the adoption of a stock option plan for our directors, officers and employees, subject to the non-objection of the FDIC and the DFI, and the approval by our shareholders. Any stock option plan adopted will authorize a committee of non-employee directors or the full board of directors. The committee or the board will decide which directors, officers and employees will receive options and the terms of those options. No stock option will permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date the option is granted, and no option will have a term that is longer than ten years. In addition, executive officers and directors would be required to exercise or forfeit their options if Anchor Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive. We may obtain the shares needed for this plan by issuing additional shares or through stock repurchases.

Restricted Stock Plan. In the future, and following the completion of the conversion, we may consider the adoption of a restricted stock plan for our directors, officers and employees, subject to the non-objection of the FDIC and the DFI, and the approval by our shareholders. Any restricted stock option plan adopted will authorize a committee of non-employee directors or the full board of directors. The committee of the board will decide which directors, officers and employees will receive restricted stock and the terms of those awards. Anchor Bancorp may obtain the shares needed for this plan by issuing additional shares or through stock repurchases.

Restricted stock awards under this plan may feature employment restrictions that require continued employment for a period of time for the award to be vested. Awards would not be vested unless the specified employment restrictions are met. However, pending vesting, the award recipient may have voting and dividend rights. Executive officers and directors would be required to forfeit the unvested portion of their restricted stock if Anchor Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

Compensation Committee Interlocks and Insider Participation

Currently, the entire board of directors makes the compensation decisions for Anchor Bank. Except for James Boora, who is our former President and Chief Executive Officer, Jerald Shaw, who is our current President and Chief Executive Officer, and Terri Degner, who is our Executive Vice President and Chief Financial Officer, none of the members of the board of directors has served as an officer or employee of Anchor Bank or had any relationships otherwise requiring disclosure. In connection with the completion of the conversion, Anchor Bancorp will establish a compensation committee composed entirely of independent directors as defined in the listing standards of The Nasdaq Stock Market.

Transactions with Related Persons

Anchor Bank has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans and aggregate loans of $500,000 or greater are reviewed and pre-approved by the board of directors, pursuant to Regulation O of the Federal Reserve Board. In addition, all loans to executive officers which do no require pre-approval must be reported to board of directors. All loan approval and review procedures are governed by written policies.

All loans made to our directors and executive officers are subject to federal regulations restricting loans and other transactions with affiliated persons of Anchor Bank. All loans to directors and executive officers are made in the ordinary course of business; are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans and available lines of credit to all directors and executive officers and their associates totaled approximately $1.1 million at June 30, 2010, which was 2.5% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at June 30, 2010. Total deposits of directors and executive officers were approximately $2.1 million at June 30, 2010.

Director Foster is a principal of the firm, Street Lundgren & Foster Architects, located in Montesano, Washington. During 2008, the firm was retained as architect for construction of Anchor Bank’s new branch in Montesano. Street Lundgren & Foster Architects was paid a total of $248,000 in the year ended June 30, 2008 and $65,000 in the year ended June 30, 2009 for creation of plans and oversight of the project. Mr. Foster’s interest is 50% of the fees paid. No amount was paid in 2010. We believe the amount paid was substantially equal to or less than other third party providers’ charges would have been for similar services.

Any situation involving a potential conflict of interest or other violation of Anchor Bank’s Code of Business Conduct is governed by the Conflict of Interest Policy, a written policy. Under this policy, the individual must make full and prompt disclosure of any such situation. The policy governs all potential conflicts of interest and lists a number of examples, including investing in significant suppliers, customers or competitors, soliciting anything of value in return for business with Anchor Bank, misusing privileged information or revealing confidential information to outsiders, and associating Anchor Bank’s name with any outside business or political activity. Under the Conflict of Interest Policy, officers and directors must complete a statement of disclosure questionnaire to ensure that no potential conflicts are overlooked. In addition, the board of directors has an unwritten policy that requires board review of any activity (other than small credits, as defined in Regulation O of the Federal Reserve Board) involving a director or certain executive officers. If a director is involved, he or she abstains from discussion and voting on the matter. All proceedings are reflected in the minutes of the meetings of the board of directors.

HOW WE ARE REGULATED

The following is a brief description of certain laws and regulations which are applicable to Anchor Bancorp and Anchor Bank. We believe, however, that we have included all descriptions of laws and regulations applicable to Anchor Bancorp and Anchor Bank that an investor needs to consider in making an investment decision. Legislation is introduced from time to time in the United States Congress that may affect the operations of Anchor Bancorp and Anchor Bank. In addition, the regulations governing us may be amended from time to time by the respective regulators. Any such legislation or regulatory changes in the future could adversely affect us. We cannot predict whether any such changes may occur.

Upon completion of the conversion, Anchor Bancorp will be registered as a bank holding company under the Bank Holding Company Act and will be subject to regulation and supervision by the Federal Reserve Board and the DFI. Anchor Bancorp will also be required to file annually a report of operations with, and are subject to examination by, the Federal Reserve Board and the DFI. This regulation and oversight is generally intended to ensure that Anchor Bancorp limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of Anchor Bank.

Regulation and Supervision of Anchor Bank

General. As a state-chartered savings bank, Anchor Bank is subject to applicable provisions of Washington law and regulations of the DFI. State law and regulations govern Anchor Bank’s ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers, and to establish branch offices. Under state law, savings banks in Washington also generally have all of the powers that federal savings banks have under federal laws and regulations. Anchor Bank is subject to periodic examination and reporting requirements by and of the DFI.

Insurance of Accounts and Regulation by the FDIC. Anchor Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund, or the DIF, of the FDIC. Beginning in October 2008, the FDIC temporarily increased FDIC deposit insurance coverage per separately insured depositor to $250,000 through December 31, 2013. The Dodd-Frank Act permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

The FDIC assesses deposit insurance premiums on each FDIC-insured institution quarterly based on annualized rates for four risk categories applied to its deposits, subject to certain adjustments. Each institution is assigned to one of four risk categories based on its capital, supervisory ratings and other factors. Well capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF. Under FDIC’s risk-based assessment rules, effective April 1, 2009, the initial base assessment rates prior to adjustments range from 12 to 16 basis points for Risk Category I, and are 22 basis points for Risk Category II, 32 basis points for Risk Category III, and 45 basis points for Risk Category IV. Initial base assessment rates are subject to adjustments based on an institution’s unsecured debt, secured liabilities and brokered deposits, such that the total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV. Rates increase uniformly by three basis points effective January 1, 2011.

In addition to the regular quarterly assessments, due to losses and projected losses attributed to failed institutions, the FDIC imposed on every insured institution a special assessment of five basis points on the amount of each depository institution’s assets reduced by the amount of its Tier 1 capital (not to exceed 10 basis points of its assessment base for regularly quarterly premiums) as of June 30, 2009, which was collected on September 30, 2009. Anchor Bank paid $322,000 for this special FDIC assessment in September 2009.

As a result of a decline in the reserve ratio (the ratio of the DIF to estimated insured deposits) and concerns about expected failure costs and available liquid assets in the DIF, the FDIC adopted a rule requiring each insured institution to prepay on December 30, 2009 the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter which was due on December 30, 2009). The prepaid amount is recorded as an asset with a zero risk weight and the institution will continue to record quarterly expenses for deposit insurance. For purposes of calculating the prepaid amount, assessments were measured at the institution’s assessment rate as of September 30, 2009, with a uniform increase of 3 basis points effective January 1, 2011, and were based on the institution’s assessment base for the third quarter of 2009, with growth assumed quarterly at annual rate of 5%. If events cause actual assessments during the prepayment period to vary from the prepaid amount, institutions will pay excess assessments in cash or receive a rebate of prepaid amounts not exhausted after collection of assessments due on June 30, 2013, as applicable. Collection of the prepayment does not preclude the FDIC from changing assessment rates or revising the risk-based assessment system in the future. The rule includes a process for exemption from the prepayment for institutions whose safety and soundness would be affected adversely. We were exempt from the 3 year prepaid assessment.

In October 2008, the FDIC introduced the Temporary Liquidity Guarantee Program (the “TLGP”), a program designed to improve the functioning of the credit markets and to strengthen capital in the financial system during this period of economic distress. The TLGP has two components: 1) a Debt Guarantee Program (“DGP”), guaranteeing newly issued senior unsecured debt, and 2) a Transaction Account Guarantee Program (“TAGP”), providing a full guarantee of non-interest bearing deposit transaction accounts, Negotiable Order of Withdrawal (“NOW”) accounts paying less than 0.5% annual interest, and interest on lawyers trust accounts, regardless of the amount. Anchor Bank does not participate in the DGP but did participate in the TAGP.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. For the quarter ended June 30, 2009, this payment was established at 1.040 basis points (annualized) of assessable deposits.

Prompt Corrective Action. Federal statutes establish a supervisory framework based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution’s category depends upon where its capital levels are in relation to relevant capital measures, which include a risk-based capital measure, a leverage ratio capital measure and certain other factors. The federal banking agencies have adopted regulations that implement this statutory framework. Under these regulations, an institution is treated as well capitalized if its ratio of total capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to adjusted total assets (leverage ratio)

is 5% or more, and it is not subject to any federal supervisory order or directive to meet a specific capital level. In order to be adequately capitalized, an institution must have a total risk-based capital ratio of not less than 8%, a Tier 1 risk-based capital ratio of not less than 4%, and a leverage ratio of not less than 4%. Any institution which is neither well capitalized nor adequately capitalized is considered undercapitalized.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by Anchor Bank to comply with applicable capital requirements would, if unremedied, result in progressively more severe restrictions on their respective activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

At June 30, 2010, Anchor Bank was categorized as “well capitalized” under the prompt corrective action regulations of the FDIC. Although we were “well capitalized” at June 30, 2010 based on financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, we are no longer regarded as “well capitalized” for federal regulatory purposes as a result of the deficiencies cited in the Order. As a result of this reclassification, our borrowing costs and terms from the Federal Reserve Board and the FHLB, as well as our FDIC deposit insurance premiums are expected to increase.

Capital Requirements. Federally insured savings institutions, such as Anchor Bank, are required to maintain a minimum level of regulatory capital. FDIC regulations recognize two types, or tiers, of capital: core (“Tier 1”) capital and supplementary (“Tier 2”) capital. Tier 1 capital generally includes common shareholders’ equity and noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is limited to 100 percent of Tier 1 capital, includes such items as qualifying general loan loss reserves, cumulative perpetual preferred stock, mandatory convertible debt, term subordinated debt and limited life preferred stock; however, the amount of term subordinated debt and intermediate term preferred stock (original maturity of at least five years but less than 20 years) that may be included in Tier 2 capital is limited to 50 percent of Tier 1 capital.

The FDIC currently measures an institution’s capital using a leverage limit together with certain risk-based ratios. The FDIC’s minimum leverage capital requirement specifies a minimum ratio of Tier 1 capital to average total assets. Most banks are required to maintain a minimum leverage ratio of at least 4% to 5% of total assets. At June 30, 2010, Anchor Bank had a Tier 1 leverage capital ratio of 7.6%. The FDIC retains the right to require a particular institution to maintain a higher capital level based on its particular risk profile.

FDIC regulations also establish a measure of capital adequacy based on ratios of qualifying capital to risk-weighted assets. Assets are placed in one of four categories and given a percentage weight based on the relative risk of that category. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the four categories. Under the guidelines, the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8%, and the ratio of Tier 1 capital to risk-weighted assets must be at least 4%. In evaluating the adequacy of a bank’s capital, the FDIC may also consider other factors that may affect the bank’s financial condition, such as interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management’s ability to monitor and control financial operating risks.

The DFI requires that net worth equal at least five percent of total assets. At June 30, 2010, Anchor Bank had Tier 1 risk-based capital of 10.5%. For a complete description of Anchor Bank’s required and actual capital levels on June 30, 2010, see “Anchor Bank Exceeds All Regulatory Capital Requirements.”

Anchor Bank’s management believes that, under the current regulations, Anchor Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of Anchor Bank, such as a downturn in the economy in areas where it has most of its loans, could adversely affect future earnings and, consequently, the ability of Anchor Bank to meet its capital requirements.

Federal Home Loan Bank System. Anchor Bank is a member of the Federal Home Loan Bank of Seattle, which is one of 12 regional Federal Home Loan Banks that administer the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the Board of Directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing. See “Business – Deposit Activities and Other Sources of Funds – Borrowings.”

As a member, Anchor Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Seattle. At June 30, 2010, Anchor Bank had $6.6 million in Federal Home Loan Bank stock, which was in compliance with this requirement. Anchor Bank did not receive any dividends from the Federal Home Loan Bank of Seattle for the year ended June 30, 2010. Subsequent to December 31, 2008, the Federal Home Loan Bank of Seattle announced that it was below its regulatory risk-based capital requirement and it is now precluded from paying dividends or repurchasing capital stock. The Federal Home Loan Bank of Seattle is not anticipated to resume dividend payments until their financial results improve. The Federal Home Loan Bank of Seattle has not indicated when dividend payments may resume.

The Federal Home Loan Banks have continued and continue to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of Anchor Bank’s Federal Home Loan Bank stock may result in a corresponding reduction in its capital.

Standards for Safety and Soundness. The federal banking regulatory agencies have prescribed, by regulation, guidelines for all insured depository institutions relating to: internal controls, information systems and internal audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; asset quality; earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Each insured depository institution must implement a comprehensive written information security program that includes administrative, technical, and physical safeguards appropriate to the institution’s size and complexity and the nature and scope of its activities. The information security program also must be designed to ensure the security and confidentiality of customer information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer, and ensure the proper disposal of customer and consumer information. Each insured depository institution must also develop and implement a risk-based response program to address incidents of unauthorized access to customer information in customer information systems. If the FDIC determines that Anchor Bank fails to meet any standard prescribed by the guidelines, it may require Anchor Bank to submit an acceptable plan to achieve compliance with the standard. FDIC regulations establish deadlines for the submission and review of such safety and soundness compliance plans. Management of Anchor Bank is not aware of any conditions relating to these safety and soundness standards which would require submission of a plan of compliance.

Emergency Economic Stabilization Act of 2008. In October 2008, the Emergency Economic Stabilization Act of 2008, or EESA, was enacted. The EESA authorizes the Department of the Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program, or TARP. The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the TARP Capital Purchase Program, or CPP, the Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. We did not receive any funds from the TARP CPP primarily because Anchor Bank is a mutual institution. EESA also included additional provisions directed at bolstering the economy, which we were able to participate in, such as the temporary increase in FDIC insurance coverage of deposit accounts, which increased from $100,000 to $250,000 through December 31, 2013.

Real Estate Lending Standards. FDIC regulations require Anchor Bank to adopt and maintain written policies that establish appropriate limits and standards for real estate loans. These standards, which must be consistent with safe and sound banking practices, must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value ratio limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. Anchor Bank is obligated to monitor conditions in its real estate markets to ensure that its standards continue to be appropriate for current market conditions. Anchor Bank’s board of directors is required to review and approve Anchor Bank’s standards at least annually. The FDIC has published guidelines for compliance with these regulations, including supervisory limitations on loan-to-value ratios for different categories of real estate loans. Under the guidelines, the aggregate amount of all loans in excess of the supervisory loan-to-value ratios should not exceed 100% of total capital, and the total of all loans for commercial, agricultural, multifamily or other non-one-to-four-family residential properties should not exceed 30% of total capital. Loans in excess of the supervisory loan-to-value ratio limitations must be identified in Anchor Bank’s records and reported at least quarterly to Anchor Bank’s board of directors. Anchor Bank is in compliance with the record and reporting requirements. As of June 30, 2010, Anchor Bank’s aggregate loans in excess of the supervisory loan-to-value ratios were 1.81% and Anchor Bank’s loans on commercial, agricultural, multifamily or other non-one-to-four-family residential properties in excess of the supervisory loan-to-value ratios were 4.24%. Based on strong risk management practices, Anchor Bank has consistently operated above the aggregate 100% of capital guideline limit since these standards were imposed.

Activities and Investments of Insured State-Chartered Financial Institutions. Federal law generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in a subsidiary, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, (3) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, directors’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Washington State has enacted a law regarding financial institution parity. Primarily, the law affords Washington-chartered commercial banks the same powers as Washington-chartered savings banks. In order for a bank to exercise these powers, it must provide 30 days notice to the Director of Financial Institutions and the Director must authorize the requested activity. In addition, the law provides that Washington-chartered commercial banks may exercise any of the powers that the Federal Reserve has determined to be closely related to the business of banking and the powers of national banks, subject to the approval of the Director in certain situations. The law also provides that Washington-chartered savings banks may exercise any of the powers of Washington-chartered commercial banks, national banks and federally-chartered savings banks, subject to the approval of the Director in certain situations. Finally, the law provides additional flexibility for Washington-chartered commercial and savings banks with respect to interest rates on loans and other extensions of credit. Specifically, they may charge the maximum interest rate allowable for loans and other extensions of credit by federally-chartered financial institutions to Washington residents.

Environmental Issues Associated With Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) is a federal statute that generally imposes strict liability on, all prior and present “owners and operators” of sites containing hazardous waste. However, Congress asked to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan.

To the extent that legal uncertainty exists in this area, all creditors, including Anchor Bank, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

Federal Reserve System. The Federal Reserve Board requires that all depository institutions maintain reserves on transaction accounts or non-personal time deposits. These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank. Negotiable order of withdrawal (NOW) accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to the reserve requirements, as are any non-personal time deposits at a savings bank. As of June 30, 2010, Anchor Bank’s deposit with the Federal Reserve Bank and vault cash exceeded its reserve requirements.

Affiliate Transactions. Federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates, including their bank holding companies. Transactions deemed to be a “covered transaction” under Section 23A of the Federal Reserve Act and between a subsidiary bank and its parent company or the nonbank subsidiaries of the bank holding company are limited to 10% of the bank subsidiary’s capital and surplus and, with respect to the parent company and all such nonbank subsidiaries, to an aggregate of 20% of the bank subsidiary’s capital and surplus. Further, covered transactions that are loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that covered transactions and certain other transactions listed in Section 23B of the Federal Reserve Act between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

Community Reinvestment Act. Banks are also subject to the provisions of the Community Reinvestment Act of 1977, which requires the appropriate federal bank regulatory agency to assess a bank’s record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, an assessment is required of any bank which has applied to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. Anchor Bank received a “satisfactory” rating during its most recent examination.

Dividends. Dividends from Anchor Bank constitute the major source of funds for dividends which may be paid by Anchor Bancorp to shareholders after the conversion. The amount of dividends payable by Anchor Bank to Anchor Bancorp depends upon Anchor Bank’s earnings and capital position, and is limited by federal and state laws, regulations and policies. According to Washington law, Anchor Bank may not declare or pay a cash dividend on its capital stock if it would cause its net worth to be reduced below (1) the amount required for liquidation accounts or (2) the net worth requirements, if any, imposed by the Director of the DFI. Dividends on Anchor Bank’s capital stock may not be paid in an aggregate amount greater than the aggregate retained earnings of Anchor Bank, without the approval of the Director of the DFI.

The amount of dividends actually paid during any one period will be strongly affected by Anchor Bank’s policy of maintaining a strong capital position. Federal law further provides that no insured depository institution may pay a cash dividend if it would cause the institution to be “undercapitalized,” as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

        Under the Order, Anchor Bank will not be able to pay dividends to Anchor Bancorp without the prior approval of the Washington DFI and the FDIC.  In addition, our strategic business plan filed with in connection with the Order contemplates no payment of dividends throughout the three-year period covered by the plan and we do not expect to be permitted to pay dividends as long as the Order remains in effect. In addition, the FDIC’s non-objection of the conversion restricts us from making any distributions to stockholders that represent a return of capital without the written non-objection of the FDIC Regional Director. See “Our Policy Regarding Dividends” for additional information regarding our proposed dividend policy following the completion of the conversion.

Privacy Standards. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (“GLBA”), which was enacted in 1999, modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Anchor Bank is subject to FDIC regulations implementing the privacy protection provisions of the GLBA. These regulations require Anchor Bank to disclose its privacy policy, including identifying with whom it shares  “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter.

Other Consumer Protection Laws and Regulations. Anchor Bank is subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While the list set forth below is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject Anchor Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages, and the loss of certain contractual rights.

The Americans with Disabilities Act requires employers with 15 or more employees and all businesses operating “commercial facilities” or “public accommodations” to accommodate disabled employees and customers. The Americans with Disabilities Act has two major objectives: (i) to prevent discrimination against disabled job applicants, job candidates and employees, and (ii) to provide disabled persons with ready access to commercial facilities and public accommodations. Commercial facilities, such as Anchor Bank, must ensure that all new facilities are accessible to disabled persons, and in some instances may be required to adapt existing facilities to make them accessible.

Regulation and Supervision of Anchor Bancorp

General. Upon the completion of the conversion, Anchor Bancorp will be a bank holding company registered with the Federal Reserve and the sole shareholder of Anchor Bank. Bank holding companies are subject to comprehensive regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve. As a bank holding company, Anchor Bancorp will be required to file quarterly reports with the Federal Reserve and any additional information required by the Federal Reserve and will be subject to regular examinations by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

The Bank Holding Company Act. Under the Bank Holding Company Act, Anchor Bancorp will be supervised by the Federal Reserve. The Federal Reserve has a policy that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, the Federal Reserve provides that bank holding companies should serve as a source of strength to its subsidiary banks by being prepared to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity, and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligation to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve’s regulations or both.

Anchor Bancorp and any subsidiaries that it may control are considered “affiliates” within the meaning of the Federal Reserve Act, and transactions between its bank subsidiary and affiliates are subject to numerous restrictions. With some exceptions, Anchor Bancorp and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by Anchor Bancorp, or its affiliates.

Sarbanes-Oxley Act of 2002. As a public company, Anchor Bancorp, will be subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act was signed into law on July 30, 2002 in response to public concerns regarding corporate accountability in connection with various accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules and required the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

Acquisitions. The Bank Holding Company Act prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Under the Bank Holding Company Act, the Federal Reserve may approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. These activities include: operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers’ checks and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers.

Interstate Banking. The Federal Reserve must approve an application of a bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the holding company’s home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve may not approve the acquisition of a bank that has not been in existence for the minimum time period, not exceeding five years, specified by the law of the host state. Nor may the Federal Reserve approve an application if the applicant controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. Federal law does not affect the authority of states to limit the percentage of total insured deposits in the state that may be held or controlled by a bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the federal law.

The federal banking agencies are authorized to approve interstate merger transactions without regard to whether the transaction is prohibited by the law of any state, unless the home state of one of the banks adopted a law prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions will also be subject to the nationwide and statewide insured deposit concentration amounts described above.

Regulatory Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Federal Reserve Board’s capital adequacy guidelines for Anchor Bancorp, on a consolidated basis, are similar to those imposed on Anchor Bank by the FDIC. See “– Regulation and Supervision of Anchor Bank – Capital Requirements.”

Restrictions on Dividends. Anchor Bancorp’s ability to declare and pay dividends may depend in part on dividends received from Anchor Bank. The Revised Code of Washington regulates the distribution of dividends by savings banks and states, in part, that dividends may be declared and paid out of accumulated net earnings, provided that the bank continues to meet its surplus requirements. In addition, dividends may not be declared or paid if Anchor Bank is in default in payment of any assessment due the FDIC.

A Federal Reserve Board policy statement on the payment of cash dividends states that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also has indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends.

Stock Repurchases. Bank holding companies, except for certain “well-capitalized” and highly rated bank holding companies, are required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The Federal Reserve may disapprove a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve.

TAXATION

Federal Taxation

General. Anchor Bancorp and Anchor Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Anchor Bancorp or Anchor Bank. Anchor Bank’s federal income tax returns have never been audited. See “Business of Anchor Bank - Properties.”

Following the conversion, Anchor Bancorp anticipates that it will file a consolidated federal income tax return with Anchor Bank commencing with the first taxable year after completion of the conversion. Accordingly, it is anticipated that any cash distributions made by Anchor Bancorp to its shareholders would be considered to be taxable dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

Method of Accounting. For federal income tax purposes, Anchor Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on June 30 for filing its federal income tax return.

Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Anchor Bank has not been subject to the alternative minimum tax, nor does it have any such amounts available as credits for carryover.

Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding five taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997.

Corporate Dividends-Received Deduction. Anchor Bancorp may eliminate from its income dividends received from Anchor Bank as a wholly-owned subsidiary of Anchor Bancorp if it elects to file a consolidated return with Anchor Bank. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

Washington Taxation

Anchor Bank is subject to a business and occupation tax imposed under Washington law at the rate of 1.5% of gross receipts. Interest received on loans secured by mortgages or deeds of trust on residential properties and certain investment securities are exempt from this tax.

THE CONVERSION

The board of directors of Anchor Bank has adopted the plan of conversion and an application for approval of the plan of conversion has been filed with the DFI and the FDIC. The DFI has approved our application with the condition that the plan of conversion is approved by our members and that certain other conditions imposed are satisfied. The DFI’s approval does not constitute a recommendation or endorsement of the plan of conversion. We also must receive a letter of non-objection to the conversion from the FDIC to consummate the conversion.

General

On July 15, 2008, we adopted a plan of conversion that was amended on August 31, 2010, pursuant to which we will convert from a state chartered mutual savings bank to a state chartered stock savings bank and at the same time become a wholly owned subsidiary of Anchor Bancorp. The conversion will include adoption of the proposed articles of incorporation and bylaws, which will authorize us to issue capital stock. Under the plan, Anchor Bank common stock is being sold to Anchor Bancorp and Anchor Bancorp common stock is being offered to our eligible depositors, the employee stock ownership plan, other depositors, and then to the public. The conversion will be accounted for at historical cost. Anchor Bancorp has filed an application with the Federal Reserve to become a bank holding company and to acquire all of Anchor Bank’s common stock to be issued in the conversion.

We intend to contribute 90% of the net proceeds of the offering to Anchor Bank and lend our employee stock ownership plan cash to enable the plan to buy up to 4% of the shares sold in the offering. We will retain the balance of the net proceeds. The conversion will be completed only upon the sale of at least 2,550,000 shares of our common stock offered pursuant to the plan of conversion.

The shares of Anchor Bancorp common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe, Bruyette & Woods, Inc. in such a manner as to promote a wide distribution of the shares. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a syndicated community offering conducted by Keefe, Bruyette & Woods, Inc. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and any syndicated community offering. See “– Direct Community Offering” and “– Syndicated Community Offering.”

Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion. See “– Limitations on Stock Purchases.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of Anchor Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. No commission will be charged to purchasers. The independent valuation will be updated and the final number of shares of our common stock to be issued in the offering will be determined at the completion of the offering. See “– How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering.”

The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time following approval of the plan of conversion by our members that will be required to complete the sale of shares. If we experience delays, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. If the conversion is terminated, we will charge all related expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

The following is a brief summary of the conversion and the applicable provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at Anchor Bank, at the DFI, Division of Banks, Department of Financial Institutions and at the FDIC. The plan of conversion is also filed as an exhibit to the registration statement of which this prospectus is a part and the application to convert from mutual to stock form of which this prospectus is a part, copes of which may be obtained from the SEC and DFI, respectively. See “Where You Can Find More Information.”

Our Reasons for the Conversion

As a mutual institution, Anchor Bank has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Anchor Bank able to increase its capital position. This conversion is being undertaken, in part, to maintain compliance with the capital requirements under the Order, strengthen Anchor Bank’s capital position and to permit future managed increases in earning assets.

As a stock corporation upon completion of the conversion, Anchor Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of capital stock will allow Anchor Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help better address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Anchor Bank are quite limited as a mutual institution. However, after the conversion, we will have increased ability to merge with other institutions. Finally, the ability to issue capital stock will enable us to establish stock compensation plans for directors, officers and employees, giving them equity interests in Anchor Bancorp and greater incentive to improve its performance. Other than the implementation of the employee stock ownership plan, we do not have any plans to implement any stock-based compensation plans for our executive officers and directors. In the future, we may consider the adoption of a stock option plan and a restricted stock plan. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see “Management – Benefits to Be Considered Following Completion of the Conversion.”

The disadvantages of the offering considered are the additional expense and effort of operating as a public company, and the fact that operating in the stock holding company form of organization could subject Anchor Bancorp to contests for corporate control, including the possibility that a director could be elected that advocates the particular position of the group which elected him or her, rather than positions that are in the best interests of the Anchor Bank and all shareholders.

After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, the board of directors of Anchor Bank approved the conversion as being in the best interests of Anchor Bank and equitable to its account holders.

Effects of the Conversion

General. The conversion will have no effect on Anchor Bank’s present business of accepting deposits and investing its funds in loans and other investments permitted by law. Following completion of the conversion, Anchor Bank will continue to be subject to regulation by the DFI, and its accounts will continue to be insured by the FDIC, up to applicable limits, without interruption. After the conversion, Anchor Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

Deposits and Loans. Each holder of a deposit account in Anchor Bank at the time of the conversion will continue as an account holder in Anchor Bank after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of the depositor’s accounts. Each account will be insured by the FDIC to the same extent as before the conversion. Depositors in Anchor Bank will continue to hold their existing certificates, passbooks (statement savings) and other evidence of their accounts. The conversion will not affect the loan terms of any borrower from Anchor Bank. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See “– Voting Rights” and “– Depositors’ Rights if We Liquidate” below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Anchor Bank.

Continuity. The board of directors presently serving Anchor Bank will serve as the board of directors of Anchor Bank after the conversion. The board of directors of Anchor Bancorp consists of the same individuals who serve as directors of Anchor Bank. After the conversion, the voting shareholders of Anchor Bancorp will elect approximately one-third of its directors annually. All current officers of Anchor Bank will retain their positions with Anchor Bank after the conversion.

Voting Rights. After completion of the conversion, depositor members will have no voting rights in Anchor Bank or Anchor Bancorp and, therefore, will not be able to elect directors of Anchor Bank or Anchor Bancorp or to control their affairs. Currently, depositors of Anchor Bank have only limited voting rights in matters such as the mutual to stock conversion. After the conversion, voting rights in Anchor Bancorp will be vested exclusively in the shareholders of Anchor Bancorp. Each holder of common stock will be entitled to vote on any matter to be considered by the shareholders of Anchor Bancorp. After completion of the conversion voting rights in Anchor Bank will be vested exclusively in its sole shareholder, Anchor Bancorp.

Depositors’ Rights if We Liquidate. We have no plans to liquidate. However, if there should ever be a complete liquidation of Anchor Bank, either before or after conversion, deposit account holders would receive the protection of insurance by the FDIC up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of the complete liquidation of Anchor Bank, each holder of a deposit account would receive his or her pro rata share of any assets of Anchor Bank remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Each holder’s pro rata share of the remaining assets, if any, would be in the same proportion of the assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

Liquidation Rights in Proposed Converted Institution. After conversion, each deposit account holder, in the event of the complete liquidation of Anchor Bank, would have a claim of the same general priority as the claims of all our other general creditors in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder’s claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of Anchor Bank above that amount, if any.

Anchor Bank will, at the time of the conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in the prospectus. The liquidation account will be a memorandum account on the records of Anchor Bank and there will be no segregation of assets of Anchor Bank related to it.

The liquidation account will be maintained subsequent to the conversion for the benefit of eligible account holders and supplemental eligible account holders who retain their deposit accounts in Anchor Bank. Each eligible account holder and supplemental eligible account holder will, with respect to each deposit account held, have a related inchoate interest in a portion of the liquidation account balance called a subaccount.

The initial subaccount balance for a deposit account held by an eligible account holder or a supplemental eligible account holder will be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the holder’s qualifying deposit in the deposit account and the denominator is the total amount of the qualifying deposits of all such holders. The initial subaccount balance will not be increased, and it will be subject to downward adjustment as provided below.

If the balance in any deposit account of an eligible account holder or supplemental eligible account holder at the close of business on any on any annual closing date subsequent to the effective date of the conversion is less than the lesser of (1) the balance in the deposit account at the close of business on any other on any annual closing date subsequent to June 30, 2007, or _______, 2010, as applicable, or (2) the amount of the qualifying deposit in the deposit account on June 30, 2007, or ______, 2010, as applicable, then the subaccount balance for the deposit account will be adjusted by reducing the subaccount balance in an amount proportionate to the reduction in the deposit balance. In the event of a downward adjustment, the subaccount balance will not be subsequently increased, notwithstanding any subsequent increase in the deposit balance of the related deposit account. If any such deposit account is closed, the related subaccount balance will be reduced to zero.

In the event of a complete liquidation of Anchor Bank (and only in that event), each eligible account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for the deposit account(s) then held by the holder before any liquidation distribution may be made to shareholders. No merger, consolidation, bulk purchase of assets with assumptions of deposit accounts and other liabilities or similar transactions with another federally-insured institution in which Anchor Bank is not the surviving institution will be considered to be a complete liquidation. In any such transaction, the liquidation account will be assumed by the surviving institution.

Tax Effects of the Conversion. We have received an opinion from our special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C. that the conversion will constitute a tax free reorganization under the Internal Revenue Code and that no gain or loss will be recognized for federal income tax purposes by Anchor Bank or Anchor Bancorp as a result of the completion of the conversion. However, this opinion is not binding on the Internal Revenue Service or the State of Washington Department of Revenue.

If the liquidation rights in Anchor Bank or subscription rights to purchase Anchor Bancorp common stock have a market value when received, or in the case of subscription rights, when exercised, then depositors receiving or exercising these rights may have a taxable gain. Any gain will be limited to the fair market value of these rights.

Liquidation rights are the proportionate interest of certain depositors of Anchor Bank in the special liquidation account to be established by Anchor Bancorp under the plan of conversion. See “– Depositors’ Rights if We Liquidate.” Special counsel has concluded that the liquidation rights will have nominal, if any, fair market value.

The subscription rights are the preferential rights of eligible subscribers to purchase shares of Anchor Bancorp common stock in the conversion. See “– Subscription Offering and Subscription Rights.” Because the subscription rights are acquired without cost, are not transferable, last for only a short time period and give the recipients a right to purchase stock in the conversion only at fair market value, special counsel believes these rights do not have any taxable value when they are granted or exercised. Special counsel’s opinion states that it is not aware of the Internal Revenue Service claiming in any similar conversion transaction that subscription rights have any market value. Because there are no judicial opinions or official Internal Revenue Service positions on this issue, however, special counsel’s opinion relating to subscription rights comes to a reasoned conclusion instead of an absolute conclusion on this issue. Special counsel’s conclusion is supported by a letter from RP Financial, LC. which states that the subscription rights do not have any value when they are distributed or exercised.

If the Internal Revenue Service disagrees and says the subscription rights have value, income may be recognized by recipients of these rights, in certain cases whether or not the rights are exercised. This income may be capital gain or ordinary income, and Anchor Bancorp and Anchor Bank could recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisor regarding their own circumstances and any tax consequences if subscription rights are deemed to have value.

The opinion of special counsel makes certain assumptions consisting solely of factual matters that would be contained in a representation letter of Anchor Bank to the Internal Revenue Service if it were seeking a private letter ruling relating to the federal income tax consequences of the conversion. Special counsel’s opinion is based on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change. Any change may be made with retroactive effect. Unlike private letter rulings received from the Internal Revenue Service, special counsel’s opinion is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to the positions reflected in special counsel’s opinion, or that special counsel’s opinion will be upheld by the courts if challenged by the Internal Revenue Service.

Anchor Bank has also obtained an opinion from Blado Kiger, P.S., Tacoma, Washington that the income tax effects of the conversion under Washington tax laws will be substantially the same as the federal income tax consequences described above.

How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering

The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of Anchor Bancorp and Anchor Bank, as determined on the basis of an independent valuation. We have retained RP Financial, LC., a financial services industry consulting firm with over

20 years of experience in valuing financial institutions for mutual to stock conversions, to make this valuation. We have no prior relationship with RP Financial. For its services in making this appraisal, RP Financial’s fees and out-of-pocket expenses are estimated to be $50,000. We have agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement, untrue statement of a material fact or omission to state a material fact in the information we supply to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

The independent valuation appraisal considered the pro forma impact of the offering and applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies identified by RP Financial, subject to valuation adjustments applied by RP Financial to account for differences between Anchor Bancorp and the peer group. RP Financial placed the greatest emphasis on the price-to-core earnings and price-to-tangible book value approaches in estimating pro forma market value.

The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the financial statements of Anchor Bank. RP Financial also considered the following factors, among others:

●	the present results and financial condition of Anchor Bank, and the projected results and financial condition of Anchor Bancorp, a Washington corporation;

●	the economic and demographic conditions in Anchor Bank’s existing market area;

●	certain historical, financial and other information relating to Anchor Bank;

●
a comparative evaluation of the operating and financial characteristics of Anchor Bank with the peer group companies, which are headquartered in the states of Washington (two companies), California (two companies), Virginia, Illinois, Florida, Minnesota, Ohio and Maryland (one company);

●	the impact of the conversion and the offering on Anchor Bancorp’s shareholders’ equity and earnings potential;

●	the proposed dividend policy of Anchor Bancorp; and

●	the trading market for the securities of the peer group institutions and general conditions in the stock market for the peer group institutions and all publicly traded thrift institutions.

Included in RP Financial’s independent valuation were certain assumptions as to the pro forma earnings of Anchor Bancorp after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, the repayment of Federal Home Loan Bank advances by Anchor Bank, and purchases in the open market of 4% of the common stock issued in the offering by the restricted stock plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of August 20, 2010, the estimated pro forma market value of Anchor Bancorp ranged from $25.5 million to $34.5 million, with a midpoint of $30.0 million. The board of directors of Anchor Bancorp decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The number of shares offered will be equal to the aggregate pro forma market value of Anchor Bancorp divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 2,550,000 shares, the midpoint of the offering range will be 3,000,000 shares and the maximum of the offering range will be 3,450,000 shares, or 3,967,500 if the maximum amount is adjusted because of demand for shares or changes in market and financial conditions.

The following table presents a summary of selected pricing ratios for the companies comprising the peer group used by RP Financial in its independent appraisal report dated August 20, 2010 and the pro forma pricing ratios for us, as calculated in the tables beginning on page 27 in the section of this prospectus entitled “Pro Forma Data.” Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 0.70% on a price-to-book value basis and a discount of 5.1% on a price-to-tangible book value basis. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 5.2% on a price-to-book value basis and a premium of 0.3% on a price-to-tangible book value basis. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial impact of the conversion and offering and RP Financial’s analysis of the results of operations and financial condition of Anchor Bancorp compared to the peer group. These discounts were deemed appropriate by RP Financial based on a comparison of financial and other characteristics between Anchor Bancorp and the peer group companies.

	Price-to-earnings multiple(1)		Price-to-book value ratio	Price-to-tangible book value ratio
Anchor Bancorp
Minimum of offering range	38.46	x	37.72%	37.72%
Midpoint of offering range	41.67		41.74	41.74
Maximum of offering range	45.45		45.31	45.31
Maximum of offering range, as adjusted	50.00		48.95	48.95

Valuation of peer group companies using stock market prices as of August 20, 2010(2)
Average	5.90		41.45	43.98
Median	5.90		39.67	41.62

(1)
Reflects earnings for the most recent twelve-month period for which data were publicly available (June 30, 2010) for all peer group members. Only one peer group member reported meaningful price/earnings ratios.

The board of directors of Anchor Bancorp reviewed the independent valuation and, in particular, considered the following:

●	Anchor Bank’s financial condition and results of operations;

●	comparison of financial performance ratios of Anchor Bank to those of other financial institutions of similar size; and

●	market conditions generally and, in particular, for financial institutions.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the DFI and the FDIC, if required, as a result of subsequent developments in the financial condition of Anchor Bancorp or Anchor Bank or market conditions generally.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Anchor Bank as a going concern and should not be considered as an indication of the liquidation value of Anchor Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $39.7 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 3,967,500 shares to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “– Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $39.7 million and a corresponding increase in the offering range to more than 3,967,500 shares, or a decrease in the minimum of the valuation range to less than $25.5 million and a corresponding decrease in the offering range to fewer than 2,550,000 shares, then, with regulatory approval, we may terminate the offering and promptly return, with interest at Anchor Bank’s passbook (statement) savings rate, all funds previously delivered to us to purchase shares of common stock and cancel deposit account withdrawal authorizations, and, after consulting with the DFI, we may terminate the plan of conversion and the stock offering. Alternatively, we may establish a new offering range and extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the DFI in order to complete the conversion and the offering. In the event that a resolicitation is commenced, we will notify subscribers of the extension of time and of the rights of subscribers to confirm, change or cancel their stock orders for a specified resolicitation period. If a subscriber does not respond, we will cancel the stock order and return funds, as described above. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Anchor Bancorp’s pro forma earnings and shareholders’ equity on a per share basis while increasing pro forma earnings and shareholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Anchor Bancorp’s pro forma earnings and shareholders’ equity on a per share basis, while decreasing pro forma earnings and shareholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

Copies of the appraisal report of RP Financial, LC., including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the office of Anchor Bank and as specified under “Where You Can Find More Information.” In addition, the appraisal report is an exhibit to the registration statement of which this prospectus is a part. The registration statement is available on the SEC’s website (http://www.sec.gov).

Subscription Offering and Subscription Rights

Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

●	depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on June 30, 2007 (“Eligible Account Holders”);

●	the proposed employee stock ownership plan (“Tax-Qualified Employee Stock Benefit Plans”);

●	depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on _____, 2010 (“Supplemental Eligible Account Holders”); and

●
depositors of Anchor Bank, as of the close of business on _____________, 2010, other than Eligible Account Holders or Supplemental Eligible Account Holders, and borrowers as of _______________, 2010 (“Other Members”).

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “– Limitations on Stock Purchases.”

Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	five percent of the shares issued in the conversion;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Anchor Bank in each case on the close of business on June 30, 2007 (the “Eligibility Record Date”), subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled.

To ensure proper allocation of stock, each Eligible Account Holder must list on his or her subscription order form all accounts in which he or she has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Anchor Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding June 30, 2007.

Preference Category No. 2: Tax-Qualified Employee Stock Benefit Plans. The plan of conversion provides that each Tax-Qualified Employee Stock Benefit Plan, including the employee stock ownership plan, shall receive nontransferable subscription rights to purchase up to 10% of the common stock sold in the offering, provided that individually or in the aggregate these plans (other than that portion of these plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated valuation range. However, other than the employee stock ownership plan, we do not intend on adopting and implementing any stock-based incentive plans for our executive officers and directors in connection with the conversion. The proposed employee stock ownership plan intends to purchase 4% of the shares of common stock sold in the offering, or 102,000 shares and 138,000 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by the Tax-Qualified Employee Stock Benefit Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Anchor Bank’s directors, officers, employees or associates thereof. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Preference Category No. 1; provided, however, that notwithstanding any other provisions of the plan of conversion to the contrary, the Tax-Qualified Employee Stock Benefit Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the stock offering exceeds the maximum of the estimated offering. If the total number of shares offered in the stock offering is increased to an amount greater than then number of shares representing the maximum of the estimated valuation range to be sold to the public, each Tax-Qualified Employee Stock Benefit Plan will have a priority right to purchase up to 4% of the shares exceeding the maximum of the estimated offering range, up to an aggregate of 10% of the common stock sold in the conversion. If the employee stock ownership plan’s subscription is not filled in its entirety, the plan may purchase shares in the open market. See “Management – Benefits to Be Considered Following Completion of the Conversion – Employee Stock Ownership Plan.”

Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Stock Benefit Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefore, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	five percent of the shares issued in the conversion;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Anchor Bank in each case on the close of business on _____, 2010 (the “Supplemental Eligibility Record Date”), subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefore, fourth priority, nontransferable subscription rights to subscribe for shares of Anchor Bancorp common stock, up to the greater of:

(1)	five percent of the shares issued in the conversion; or

(2)	one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata on the basis of the amounts of their respective subscriptions.

Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 Noon, Pacific time, on ________, 2010, unless extended for the full 45 day period to ________, 2010, and may be extended an additional 45 days to ________, 2010 without the approval of the DFI. Any further extensions of the subscription offering must be approved by the DFI. The subscription offering may not be extended beyond ________, 2010. Subscription rights which have not been exercised prior to ________, 2010 (unless extended) will become void.

Anchor Bancorp and Anchor Bank will not execute orders until at least the minimum number of shares of common stock, 2,550,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold by ________, 2010, unless this period is extended with the consent of the DFI, all funds delivered to Anchor Bank pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond ________, 2010 is granted, Anchor Bancorp and Anchor Bank will notify subscribers of the extension of time and of any rights of subscribers to confirm, modify or rescind their subscriptions. This is commonly referred to as a “resolicitation offering.”

In a resolicitation offering, Anchor Bancorp would mail you a supplement to this prospectus if you subscribed for stock to let you confirm, modify or cancel your subscription. If you fail to respond to the resolicitation offering, it would be as if you had canceled your order and all subscription funds, together with accrued interest, would be returned to you. If you authorized payment by withdrawal of funds on deposit at Anchor Bank, that authorization would terminate. If you affirmatively confirm your subscription order during the resolicitation offering, Anchor Bancorp and Anchor Bank would continue to hold your subscription funds until the end of the resolicitation offering. Your resolicitation order would be irrevocable without the consent of Anchor Bancorp and Anchor Bank until the conversion is completed or terminated.

Direct Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscription rights discussed above, we anticipate offering shares pursuant to the plan of conversion to members of the general public who receive a prospectus, with a preference given to natural persons residing in Grays Harbor, Thurston, Lewis, Pierce, Mason and Clark counties. These natural persons are referred to as preferred subscribers. We may limit total subscriptions in the direct community offering to ensure that the number of shares available for any syndicated community offering may be up to a specified percentage of the number of shares of common stock. Finally, we may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to our right, in our sole discretion, to accept or reject any such orders either at the time of receipt of an order or as soon as practicable following ________, 2010. The direct community offering, if any, will begin at the same time as, during or promptly after the subscription offering and will not be for more than 45 days after the end of the subscription offering.

The price at which common stock is sold in the direct community offering will be the same price at which shares are offered and sold in the subscription offering. No person, by himself or herself, or with an associate or group of persons acting in concert, may purchase more than five percent of the shares issued in the conversion in the direct community offering, subject to the maximum purchase limitations. See “– Limitations on Stock Purchases.”

In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, on a pro rata basis to such person based on the amount of their respective subscriptions.

Syndicated Community Offering

As a final step in the conversion, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a syndicated community offering through a syndicate of registered broker-dealers managed by Keefe, Bruyette & Woods, Inc. as agent of Anchor Bancorp. We call this the syndicated community offering. We expect that the syndicated community offering will begin as soon as practicable after termination of the subscription offering and the direct community offering, if any. We, in our sole discretion, have the right to reject orders in whole or in part received in the syndicated community offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering.

The price at which common stock is sold in the syndicated community offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, acting alone, or with an associate or group of persons acting in concert, may purchase more than 5% of common stock in the syndicated community offering, subject to the maximum purchase limitations. See “– Limitations on Stock Purchases.”

Keefe, Bruyette & Woods, Inc. may enter into agreements with broker-dealers to assist in the sale of the shares in the syndicated community offering, although no such agreements currently exist. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares to be allocated to each dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering and direct community offering, selected dealers may only solicit indications of interest from their customers to place orders as of a certain order date for the purchase of shares of Anchor Bancorp common stock. When, and if, Keefe, Bruyette & Woods, Inc. and Anchor Bank believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to consummate the conversion, Keefe, Bruyette & Woods, Inc. will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. The dealers will send confirmations of the orders to their customers on the next business day after the order date. The dealers will debit the accounts of their customers on the settlement date, which will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, the dealers will deposit funds to the account established by Anchor Bank for each dealer. Each customer’s funds forwarded to Anchor Bank, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by Anchor Bank from the dealers, funds will earn interest at Anchor Bank’s passbook (statement savings) account rate until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not consummated as described above. Notwithstanding the foregoing, any checks received by Keefe, Bruyette & Woods, Inc. or any selected dealer specifically for payment for the shares will be forwarded to Anchor Bank by noon of the day following receipt for deposit to the account established by Anchor Bank for each dealer. Keefe, Bruyette & Woods, Inc. shall also have the right, in its sole discretion, to permit investors to submit irrevocable orders together with legally binding commitments for payment for shares for which they subscribe at any time prior to the closing of the offering.

The syndicated community offering will be completed within 45 days after the termination of the subscription offering, unless extended by Anchor Bank with the approval of the DFI. The syndicated community offering may not be extended past ________, 2010. See “– How We Determined Our Price and the Number of

Shares to Be Issued in the Stock Offering” above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who Are Not Permitted to Participate in the Stock Offering

We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

●	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such state is small;

●
the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of us or our officers, directors or employees, under the laws of such state to register as a broker, dealer, salesperson or selling agent or to register or otherwise qualify the securities of Anchor Bancorp for sale in such state; or

●	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us or our officers, directors or employees as brokers, dealers or salespersons.

Limitations on Stock Purchases

The plan of conversion includes the following limitations on the number of shares of Anchor Bancorp common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

	(a)	five percent of the shares issued in the conversion;

	(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Anchor Bank in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

(3)
The Tax-Qualified Employee Stock Benefit Plans, including the employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the conversion, and including any additional shares issued in the event of an increase in the estimated offering range; at this time the employee stock ownership plan intends to purchase only 4% of such shares;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

	(a)	five percent of the shares issued in the conversion;

	(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Anchor Bank in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of:

	(a)	five percent of the shares issued in the conversion; or

	(b)	one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

(6)
Persons purchasing shares of common stock in the direct community offering or syndicated community offering may purchase in the direct community offering or syndicated community offering up to five percent of the shares issued in the conversion, subject to the overall limitation in clause (7) below; and

(7)
Except for the Tax-Qualified Employee Stock Benefit Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, as a result of (2)(c) and (4)(c) above the maximum number of shares of Anchor Bancorp common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed five percent of the shares issued in the conversion.

Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Anchor Bank, the boards of directors of Anchor Bancorp and Anchor Bank may, in their sole discretion, increase the maximum individual amount permitted to be subscribed for to provide that any person, group of associated persons, or persons otherwise acting in concert subscribing for five percent, may purchase between five and ten percent as long as the aggregate amount that the subscribers purchase does not exceed ten percent of the total stock offering. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

The term “associate” when used to indicate a relationship with any person means:

●
any corporation or organization (other than Anchor Bank, Anchor Bancorp or a majority-owned subsidiary of any of them) of which such person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

●	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

●
any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Anchor Bank, Anchor Bancorp, or any subsidiary of Anchor Bank or Anchor Bancorp, or any affiliate thereof, and

●	any person acting in concert with any of the persons or entities specified above;

provided, however, that Tax-Qualified Employee Plans shall not be deemed to be an associate of any director or officer of Anchor Bank or Anchor Bancorp. When used to refer to a person other than an officer or director of Anchor Bank, the board of directors of Anchor Bank or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

The term “acting in concert” means knowing participation in a joint activity or parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any arrangement. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Stock Benefit Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of Anchor Bank or officers delegated by the board of directors and may be based on any evidence upon which the board or delegatee chooses to rely.

Marketing Arrangements

We have retained Keefe, Bruyette & Woods, Inc. to consult with and to advise Anchor Bank, and to assist Anchor Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the subscription offering and direct community offering. The services that Keefe, Bruyette & Woods, Inc. will provide include:

●	training the employees of Anchor Bank who will perform certain ministerial functions in the offering regarding the mechanics and regulatory requirements of the stock offering process;

●	managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders;

●	preparing marketing materials; and

●	assisting in the solicitation of proxies from Anchor Bank’s members for use at the special meeting.

For its services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $50,000 and a success fee of 1.0% of the aggregate purchase price, less any shares of common stock sold to our directors, officers and employees (or members of their immediate family) and the Tax-Qualified Employee Stock Benefit Plans. If selected dealers are used to assist in the sale of shares of Anchor Bancorp common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by the dealers. We have agreed to indemnify Keefe, Bruyette & Woods, Inc. against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc. will be reimbursed for the fees of its legal counsel in an amount not to exceed $45,000, plus its reasonable out-of-pocket expenses.

Sales of shares of Anchor Bancorp common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc. or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. has undertaken that the shares of Anchor Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at Anchor Bank’s branch located at 120 N. Broadway in Aberdeen, Washington. Anchor Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Anchor Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Anchor Bancorp common stock in those states where the law permits. No officer, director or employee of Anchor Bancorp or Anchor Bank will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

To ensure that each purchaser receives a prospectus at least 48 hours before ________, 2010, the subscription expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with, or preceded by, a prospectus.

To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Anchor Bank must be received (not postmarked) by us by 12:00 Noon, Pacific time, on __________, 2010, unless extended. The order form can be delivered by mail in the enclosed prepaid postage envelope, by overnight courier to the address on the top of the stock order form, or in person to any of our branch offices. In addition, Anchor Bancorp and Anchor Bank will require a prospective purchaser to execute a certification in the form required by the Washington Division of Financial Institutions. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Anchor Bank will not accept orders submitted on photocopied or facsimiled order forms nor order forms without an executed certification. Anchor Bank has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Anchor Bank, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

In order to ensure that Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, June 30, 2007, or the Supplemental Eligibility Record Date, ___________, 2010, and depositors and borrowers as of the close of business on the Voting Record Date, ____________, 2010, must list all accounts on the stock order form giving all names in each account and the account numbers.

Payment for subscriptions may be made:

●	by personal check, bank check or money order made payable to Anchor Bancorp;

●	by authorization of withdrawal from deposit accounts maintained with Anchor Bank (including a certificate of deposit); or

●	in cash, if delivered in person to a full-service banking office of Anchor Bank, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted. Funds received before the completion of the conversion will be held in a segregated account at the Anchor Bank. Interest will be paid on payments made by cash, check or money order at our then-current passbook (statement savings) rate from the date payment is received until completion of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Anchor Bancorp’s common stock has been sold or the plan of conversion is terminated, whichever is earlier. If a subscriber authorizes Anchor Bank to withdraw the amount of the purchase price from his or her deposit account,

Anchor Bank will do so as of the effective date of the conversion. Anchor Bank will waive any applicable penalties for early withdrawal from certificate accounts. Please write a check if you wish to purchase stock from your Anchor Bank checking account.

If any amount of a subscription order is unfilled, Anchor Bank will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion. If the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Anchor Bank.

If any Tax-Qualified Employee Stock Benefit Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the syndicated community offering if shares remain to be sold in such offering. If, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified Employee Stock Benefit Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

You may subscribe for shares of common stock using funds in your Individual Retirement Account at Anchor Bank or elsewhere. However, common stock must be held in a self-directed retirement account. Anchor Bank’s IRAs are not self-directed, so they cannot be invested in common stock. If you wish to use some or all of the funds in your Anchor Bank IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using you IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

The records of Anchor Bank will control all matters related to the existence of subscription rights and/or one’s ability to purchase shares of common stock in the subscription offering.

Should an oversubscription result in an allocation of shares, the allocation of shares will be completed in accordance with the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order form will be final. If a partial payment for your shares is required, we will first take the funds from the cash or check you paid with and secondly from any account from which you wanted funds withdrawn.

Restrictions on Transfer of Subscription Rights and Shares

No person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for that person’s account. Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the conversion.

Anchor Bank will refer to the DFI any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Issuance of Anchor Bancorp’s Common Stock

Certificates representing shares of common stock issued in the conversion will be mailed to the persons entitled thereto at the registration address noted on the order form, as soon as practicable following consummation of the conversion. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered.

Required Approvals

In order to complete the conversion, we will need to receive the approval of the DFI and the FDIC. We also will need to have our members approve the plan of conversion at a special meeting of members, which will be called for that purpose.

Anchor Bancorp may be required to make certain filings with state securities regulatory authorities in connection with the issuance of Anchor Bancorp common stock in the offerings.

Restrictions on Purchase or Transfer of Shares After the Conversion

        All shares of common stock purchased in connection with the conversion by a director or an executive officer of Anchor Bancorp and Anchor Bank will be subject to a restriction imposed by the FDIC in its non-objection of the conversion that the shares not be sold for a period of three years following the conversion except in the event of the death of the director or officer.  Each certificate for restricted shares will bear a legend giving notice of this restriction, and instructions will be issued to the effect that any transfer within the first year of any certificate or record ownership of the shares other than as provided above is a violation of the restriction.  Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

Purchases of common stock of Anchor Bancorp by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the DFI. This restriction does not apply, however, to negotiated transactions involving more than 1% of Anchor Bancorp’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

For information regarding the proposed purchases of common stock by officers and directors of Anchor Bank and Anchor Bancorp, see “Proposed Purchases by Management.” Any purchases made by the officers and directors of Anchor Bank and Anchor Bancorp are intended for investment purposes only, and not for resale, including any purchases made for the purpose of meeting the minimum of the offering range.

Pursuant to regulations of the DFI, Anchor Bancorp may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the DFI and made to all shareholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

RESTRICTIONS ON ACQUISITION
OF ANCHOR BANCORP AND ANCHOR BANK

The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Anchor Bancorp, Anchor Bank or their respective capital stock are summarized below. Also discussed are certain provisions in Anchor Bancorp’s articles of incorporation and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire it. These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock.

Change of Control Regulations

The Change in Bank Control Act, together with Washington regulations, require the consent of the DFI and the Federal Reserve prior to any person or company acquiring “control” of a Washington-chartered savings bank or a Washington-chartered bank holding company. Upon acquiring control, the acquiror will be deemed to be a bank holding company. Control is conclusively presumed to exist if, among other things, an individual or company acquires the power to direct the management or policies of Anchor Bancorp or Anchor Bank or to vote 25% or more of any class of voting stock. Control is rebuttably presumed to exist under the Change in Bank Control Act if, among other things, a person acquires more than 10% of any class of voting stock, and the issuer’s securities are registered under Section 12 of the Securities and Exchange Act of 1934 or the person would be the single largest shareholder. Restrictions applicable to the operations of bank holding companies and conditions imposed by the Federal Reserve in connection with its approval of such acquisitions may deter potential acquirors from seeking to obtain control of Anchor Bancorp. See “How We Are Regulated - Regulation and Supervision of Anchor Bancorp.”

Anti-takeover Provisions in Anchor Bancorp’s Articles of Incorporation and Bylaws

The articles of incorporation and bylaws of Anchor Bancorp contain certain provisions that are intended to encourage a potential acquiror to negotiate any proposed acquisition of Anchor Bancorp directly with its board of directors. An unsolicited non-negotiated takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the board of directors believes it is in the best interests of Anchor Bancorp and its shareholders to encourage potential acquirors to negotiate directly with management. The board of directors believes that these provisions will encourage negotiations and discourage hostile takeover attempts. The board also believes that these provisions should not discourage persons from proposing a merger or transaction at prices reflective of the true value of Anchor Bancorp and that otherwise is in the best interests of all shareholders. However, these provisions may have the effect of discouraging offers to purchase Anchor Bancorp or its securities that are not approved by the board of directors but which certain of Anchor Bancorp’s shareholders may deem to be in their best interests or pursuant to which shareholders would receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions will also render the removal of the current board of directors and management more difficult. The boards of directors of Anchor Bank and Anchor Bancorp believe these provisions are in the best interests of the shareholders because they will assist Anchor Bancorp’s board of directors in managing the affairs of Anchor Bancorp in the manner they believe to be in the best interests of shareholders generally and because a company’s board of directors is often best able in terms of knowledge regarding the company’s business and prospects, as well as resources, to negotiate the best transaction for its shareholders as a whole.

The following description of certain of the provisions of the articles of incorporation and bylaws of Anchor Bancorp is necessarily general and reference should be made in each instance to such articles of incorporation and bylaws. See “Where You Can Find More Information” regarding how to obtain a copy of these documents.

Board of Directors. The articles of incorporation provide that the number of directors shall not be less than five nor more than 15. The initial number of directors is eight, but this number may be changed by resolution of the board of directors. The articles of incorporation also include a requirement that each director be a resident of the local community served by Anchor Bank. These provisions have the effect of enabling the board of directors to elect directors friendly to management in the event of a non-negotiated takeover attempt and may make it more difficult for a person seeking to acquire control of Anchor Bancorp to gain majority representation on the board of directors in a relatively short period of time. Anchor Bancorp believes these provisions to be important to continuity in the composition and policies of the board of directors.

The articles of incorporation provide that there will be staggered elections of directors so that the directors will each be initially elected to one-, two- or three-year terms, and thereafter all directors will be elected to terms of three years each. This provision also has the effect of making it more difficult for a person seeking to acquire control of Anchor Bancorp to gain majority representation on the board of directors.

Cumulative Voting. The articles of incorporation specifically do not permit cumulative voting for the election of directors. Cumulative voting in election of directors entitles a shareholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the shareholder chooses. The absence of cumulative voting for directors limits the ability of a minority shareholder to elect directors. Because the holder of less than a majority of Anchor Bancorp’s shares cannot be assured representation on the board of directors, the absence of cumulative voting may discourage accumulations of Anchor Bancorp’s shares or proxy contests that would result in changes in Anchor Bancorp’s management. The board of directors believes that elimination of cumulative voting will help to assure continuity and stability of management and policies; directors should be elected by a majority of the shareholders to represent the interests of the shareholders as a whole rather than be the special representatives of particular minority interests; and efforts to elect directors representing specific minority interests are potentially divisive and could impair the operations of Anchor Bancorp.

Special Meetings. The articles of incorporation of Anchor Bancorp provide that special meetings of shareholders of Anchor Bancorp may be called by the chief executive officer or by the board of directors. If a special meeting is not called, shareholder proposals cannot be presented to the shareholders for action until the next annual meeting. Shareholders are not permitted to call special meetings.

Authorized Capital Stock. The articles of incorporation of Anchor Bancorp authorize the issuance of 45,000,000 shares of common stock and 5,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion to provide Anchor Bancorp’s board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Anchor Bancorp. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. Anchor Bancorp’s board of directors currently has no plan to issue additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

Director Nominations. The articles of incorporation of Anchor Bancorp require a shareholder who intends to nominate a candidate for election to the board of directors at a shareholders’ meeting to give written notice to the secretary of Anchor Bancorp at least 30 days (but not more than 60 days) in advance of the date of the meeting at which such nominations will be made. The nomination notice is also required to include specified information concerning the nominee and the proposing shareholder. The board of directors of Anchor Bancorp believes that it is in the best interests of Anchor Bancorp and its shareholders to provide sufficient time for the board of directors to study all nominations and to determine whether to recommend to the shareholders that such nominees be considered.

Supermajority Voting Provisions. Anchor Bancorp’s articles of incorporation require the affirmative vote of 80% of the outstanding shares entitled to vote to approve a merger, consolidation or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least two-thirds of the number of the Continuing Directors (as defined in the articles of incorporation) on Anchor Bancorp’s board of directors. “Continuing Directors” generally includes all members of the board of directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which is a beneficial owner of 10% or more of the voting shares of Anchor Bancorp. This provision could tend to make the acquisition of Anchor Bancorp more difficult to accomplish without the cooperation or favorable recommendation of Anchor Bancorp’s board of directors.

Amendment of Articles of Incorporation and Bylaws. Anchor Bancorp’s articles of incorporation may be amended by the vote of the holders of a majority of the outstanding shares of its common stock, except that the provisions of the articles of incorporation governing the duration of the corporation, the purpose and powers of the corporation, authorized capital stock, denial of preemptive rights, the number and staggered terms of directors, removal of directors, shareholder nominations and proposals, approval of certain business combinations, the evaluation of certain business combinations, limitation of directors’ liability, indemnification of officers and directors, calling of special meetings of shareholders, the authority to repurchase shares and the manner of amending the articles of incorporation may not be repealed, altered, amended or rescinded except by the vote of the holders of at least 80% of the outstanding shares of Anchor Bancorp. This provision is intended to prevent the holders of a lesser percentage of the outstanding stock of Anchor Bancorp from circumventing any of the foregoing provisions by amending the articles of incorporation to delete or modify one of such provisions.

Anchor Bancorp’s bylaws may only be amended by a majority vote of the board of directors of Anchor Bancorp or by the holders of at least 80% of the outstanding stock by Anchor Bancorp.

Purpose and Takeover Defensive Effects of Anchor Bancorp’s Articles of Incorporation and Bylaws. The board of directors believes that the provisions described above are prudent and will reduce Anchor Bancorp’s vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its board of directors. These provisions will also assist in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. The board of directors believes these provisions are in the best interest of Anchor Bank, and Anchor Bancorp and its shareholders. In the judgment of the board of directors, Anchor Bancorp’s board will be in the best position to determine the true value of Anchor Bancorp and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Anchor Bancorp and its shareholders to encourage potential acquirors to negotiate directly with the board of directors of Anchor Bancorp and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Anchor Bancorp and that is in the best interest of all shareholders.

Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts that have not been negotiated with and approved by the board of directors present to shareholders the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Anchor Bancorp for its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Anchor Bancorp’s assets.

An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive Anchor Bancorp’s remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than 300, thereby allowing for deregistration.

Despite the belief of Anchor Bank and Anchor Bancorp as to the benefits to shareholders of these provisions of Anchor Bancorp’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by Anchor Bancorp’s board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Anchor Bancorp’s board of directors and of management more difficult. The board of directors of Anchor Bank and Anchor Bancorp, however, have concluded that the potential benefits outweigh the possible disadvantages.

Following the conversion, pursuant to applicable law and, if required, following the approval by shareholders, Anchor Bancorp may adopt additional anti-takeover charter provisions or other devices regarding the acquisition of its equity securities that would be permitted for a Washington business corporation.

The cumulative effect of the restriction on acquisition of Anchor Bancorp contained in the articles of incorporation and bylaws of Anchor Bancorp and in Federal and Washington law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders of Anchor Bancorp may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

DESCRIPTION OF CAPITAL STOCK OF
ANCHOR BANCORP

General

Anchor Bancorp is authorized to issue 45,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Anchor Bancorp currently expects to issue up to 3,450,000 shares of common stock, subject to adjustment up to 3,967,500 shares, and no shares of preferred stock in the conversion. Each share of Anchor Bancorp’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, in accordance with the plan of conversion, all such stock will be duly authorized, fully paid and nonassessable.

The common stock of Anchor Bancorp represents nonwithdrawable capital. The common stock is not a savings or deposit account and is not insured by the FDIC or any other government agency.

Common Stock Dividends. Anchor Bancorp can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. The payment of dividends by Anchor Bancorp is subject to limitations which are imposed by law and applicable regulation. See “Our Policy Regarding Dividends” and “How We Are Regulated.” The holders of common stock of Anchor Bancorp will be entitled to receive and share equally in the dividends declared by the board of directors of Anchor Bancorp out of funds legally available therefore. If Anchor Bancorp issues preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends.

Stock Repurchases. Federal Reserve regulations place certain limitations on the repurchase of Anchor Bancorp’s capital stock. See “How We Intend to Use the Proceeds From this Offering.”

Voting Rights. Upon conversion, the holders of common stock of Anchor Bancorp will possess exclusive voting rights in Anchor Bancorp. They will elect Anchor Bancorp’s board of directors and act on such other matters as are required to be presented to them under Washington law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Anchor Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require a vote of 80% of the outstanding shares entitled to vote thereon. See “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank.”

As a state-chartered stock savings bank that is the subsidiary of a holding company, voting rights are vested exclusively in the owners of the shares of capital stock of Anchor Bank, all of which will be owned by Anchor Bancorp, and voted at the direction of Anchor Bancorp’s board of directors. Consequently, the holders of the common stock will not have direct control of Anchor Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Anchor Bank, Anchor Bancorp, as holder of Anchor Bank’s capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Anchor Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of Anchor Bank available for distribution. In the event of liquidation, dissolution or winding up of Anchor Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Anchor Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Anchor Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Anchor Bancorp’s authorized preferred stock will be issued in the conversion and there are no current plans to issue the preferred stock. Preferred stock may be issued with such designations, powers, preferences and rights as the board of directors may determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisition

Acquisitions of Anchor Bancorp are restricted by provisions in its articles of incorporation and bylaws and by the rules and regulations of various regulatory agencies. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp” and “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Anchor Bancorp common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The consolidated financial statements of Anchor Mutual Savings Bank as of June 30, 2010 and 2009 and for each of the years in the three-year period ended June 30, 2010 have been included herein and in the registration statement in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report to Anchor Bank setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

The legality of the common stock has been passed upon for Anchor Bank by Breyer & Associates PC, McLean, Virginia, special counsel to Anchor Bank and Anchor Bancorp. The federal income tax consequences of the conversion have been passed upon for Anchor Bank by Silver, Freedman and Taff, L.L.P., Washington D.C. The Washington income tax consequences of the conversion have been passed upon for Anchor Bank by Blado Kiger, P.S., Tacoma, Washington. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc., Inc. by Elias, Matz, Tiernan & Herrick, LLP, Washington, D.C.

WHERE YOU CAN FIND MORE INFORMATION

Anchor Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of this material can be obtained from the Securities and Exchange Commission at prescribed rates. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Anchor Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. We believe, however, that we have included the material information an investor needs to consider in making an investment decision. Anchor Bank also maintains a website (http://www.anchornetbank.com), which contains various information about Anchor Bank. In addition, Anchor Bank files quarterly call reports with the FDIC, which are available at the FDIC’s website (http://www.fdic.gov).

Anchor Bank has filed with the DFI an Application for Approval of Conversion, which includes proxy materials for the special meeting of members and certain other information. This prospectus omits certain information contained in the Application for Approval of Conversion. The Application for Approval of Conversion, including the proxy materials, exhibits and certain other information, may be inspected, without charge, at the office of the Washington Department of Financial Institutions, Division of Banks, 150 Israel Road SW, Tumwater, Washington 98501. A copy of the Application for Approval of Conversion has also been filed with the FDIC.

In connection with the conversion, Anchor Bancorp has registered its common stock with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Anchor Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, Anchor Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

A copy of the plan of conversion, the articles of incorporation and bylaws of Anchor Bancorp and Anchor Bank are available without charge from Anchor Bank. Requests for such information should be directed to: Jerald L. Shaw, Anchor Bank, 120 N Broadway, Aberdeen, Washington 98520.

ANCHOR MUTUAL SAVINGS BANK AND SUBSIDIARY

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

The financial statements of Anchor Bancorp have been omitted because Anchor Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees
Anchor Mutual Savings Bank

We have audited the accompanying consolidated statement of financial position of Anchor Mutual Savings Bank (the Bank) as of June 30, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended June 30, 2010. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anchor Mutual Savings Bank as of June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Spokane, Washington
October 6 , 2010

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF FINANCIAL POSITION ($ in thousands)

	JUNE 30,
	2010	2009

ASSETS

CASH AND DUE FROM BANKS	$32,831	$42,388

SECURITIES AVAILABLE-FOR-SALE, at fair value, amortized cost of $45,811 and $65,718	48,779	67,318

SECURITIES HELD-TO-MATURITY, at amortized cost, fair value of $10,710 and $12,881	10,035	12,549

LOANS HELD FOR SALE	3,947	5,132

LOANS RECEIVABLE, net of allowance for loan losses of $16,788 and $24,463	389,411	474,957

LIFE INSURANCE INVESTMENT, net of surrender charges	16,920	16,217

MORTGAGE SERVICING RIGHTS	924	875

ACCRUED INTEREST RECEIVABLE	2,158	2,623

REAL ESTATE OWNED, net	14,570	2,990

FEDERAL HOME LOAN BANK STOCK, at cost	6,510	6,510

PROPERTY, PREMISES, AND EQUIPMENT, at cost, less accumulated depreciation of $14,489 and $13,439	14,435	15,413

DEFERRED TAX ASSET, net	373	1,116

PREPAID EXPENSES AND OTHER ASSETS	1,600	539

FEDERAL INCOME TAX RECEIVABLE	2,336	3,808

Total assets	$544,829	$652,435

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF FINANCIAL POSITION ($ in thousands)

	JUNE 30,
	2010	2009

LIABILITIES AND EQUITY

LIABILITIES

DEPOSITS
Noninterest bearing	$28,718	$28,673
Interest bearing	327,070	443,040

Total deposits	355,788	471,713

ACCOUNTS PAYABLE AND OTHER LIABILITIES	4,109	4,872

FEDERAL HOME LOAN BANK ADVANCES	136,900	129,500

SUPPLEMENTAL EXECUTIVE PLAN RETIREMENT LIABILITY	1,939	2,001

ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE	1,423	1,435

Total liabilities	500,159	609,521

COMMITMENTS AND CONTINGENCIES (Note 15)

EQUITY

RETAINED EARNINGS	42,278	41,858

ACCUMULATED OTHER COMPREHENSIVE INCOME, net of tax	2,392	1,056

Total equity	44,670	42,914

Total liabilities and equity	$544,829	$652,435

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF OPERATIONS ($ in thousands)

	YEAR ENDED JUNE 30,
	2010	2009	2008
INTEREST INCOME
Loans receivable, including fees	$29,109	$33,123	$35,990
Investments	402	1,029	1,524
Mortgage-backed securities	2,992	2,898	2,617

Total interest income	32,503	37,050	40,131

INTEREST EXPENSE
Deposits	9,548	13,308	15,198
Federal Home Loan Bank advances	5,102	7,440	7,467

Total interest expense	14,650	20,748	22,665

Net interest income before provision for loan losses	17,853	16,302	17,466

PROVISION FOR LOAN LOSSES	2,615	20,263	3,545

Net interest income (loss) after provision for loan losses	15,238	(3,961)	13,921

NONINTEREST INCOME
Deposit service fees	2,719	2,945	2,766
Other deposit fees	816	778	744
Loan fees	913	1,158	1,428
Profit (loss) on sale of mortgages	956	443	(135)
Other-than-temporary impairment on FNMA preferred stock	—	(635)	(365)
Other income	1,403	1,088	1,214

Total noninterest income	6,807	5,777	5,652

NONINTEREST EXPENSE
Compensation and benefits	8,973	10,178	8,758
General and administrative expenses	5,036	4,669	3,249
Real estate owned reserve	3,143	723	124
FDIC insurance premiums	1,414	1,447	194
Information technology	1,952	2,090	1,986
Occupancy and equipment	2,581	3,147	2,947
Deposit services	885	889	744
Marketing	474	796	691
Loss on sale of property, premises, and equipment	115	731	24
Loss on sale of real estate owned	10	322	72

Total noninterest expense	24,583	24,992	18,789

Income (loss) before provision (benefit) for income tax	(2,538)	(23,176)	784

PROVISION (BENEFIT) FOR INCOME TAX
Current	(3,236)	(3,867)	1,846
Deferred	278	944	(1,848)

Total benefit for income tax	(2,958)	(2,923)	(2)

NET INCOME (LOSS)	$420	$(20,253)	$786

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) ($ in thousands)

	YEAR ENDED JUNE 30,
	2010	2009	2008

NET INCOME (LOSS)	$420	$(20,253)	$786

OTHER COMPREHENSIVE INCOME, net of income tax
Unrealized holding gain on available-for-sale securities during the period, net of income tax expense of $688, $200, and $420, respectively	1,393	389	815

Adjustment for realized gains (losses) included in net income, net of income tax provision (benefit) of ($30), $214, and $124, respectively	(57)	416	241

Other comprehensive income, net of income tax	1,336	805	1,056

COMPREHENSIVE INCOME (LOSS)	$1,756	$(19,448)	$1,842

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF EQUITY ($ in thousands)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Income Tax	Total

BALANCE, June 30, 2007	$61,325	$(805)	$60,520

Net income	786	—	786

Other comprehensive income, net of income tax	—	1,056	1,056

BALANCE, June 30, 2008	62,111	251	62,362

Net loss	(20,253)	—	(20,253)

Other comprehensive income, net of income tax	—	805	805

BALANCE, June 30, 2009	41,858	1,056	42,914

Net income	420	—	420

Other comprehensive income, net of income tax	—	1,336	1,336

BALANCE, June 30, 2010	$42,278	$2,392	$44,670

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF CASH FLOWS ($ in thousands)

	YEAR ENDED JUNE 30,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$420	$(20,253)	$786
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation and amortization	1,349	1,533	1,598
Net amortization of premiums on securities	108	121	73
Amortization, payoffs, and provision for mortgage servicing rights	270	326	334
Provision for loan losses	2,615	20,263	3,545
Real estate owned impairments	3,142	755	124
Deferred income taxes, net of valuation allowance	278	944	(1,848)
Income from life insurance investment	(703)	(680)	(618)
(Gain) loss on sale of loans	(956)	(443)	135
Gain on sale of investments	(87)	(5)	—
Loss on sale of property, premises, and equipment	115	731	24
Loss on sale of real estate owned	10	322	72
Other-than-temporary impairment on FNMA preferred stock	—	635	365
Change in operating assets and liabilities
Accrued interest receivable	(464)	(410)	(166)
Originations of loans held-for-sale	(37,581)	(67,833)	(29,586)
Proceeds from sale of loans held-for-sale	43,096	33,916	18,529
Prepaid expenses, other assets, and federal income tax receivable	(25)	(3,131)	(272)
Change in Supplemental Executive Retirement Plan liability	62	18	(59)
Accounts payable and other liabilities	504	803	727

Net cash from operating activities	12,153	(32,388)	(6,237)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of available-for-sale securities	18,537	16,750	3,000
Principal payments on mortgage-backed securities available-for-sale	6,399	9,515	5,625
Principal payments on mortgage-backed securities held-to-maturity	2,504	2,266	1,751
Loan originations, net of undisbursed loan proceeds and principal repayments	51,952	(12,112)	(18,305)
Proceeds from sale of real estate owned	8,032	3,574	1,124
Capital improvements on real estate owned	(365)	(12)	(222)
Proceeds from sale or disposal of property, premises, and equipment	—	124	170
Purchase of property, premises, and equipment	(256)	(2,271)	(2,058)

Net cash from investing activities	86,803	17,834	(8,915)

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF CASH FLOWS (continued) ($ in thousands)

	YEAR ENDED JUNE 30,
	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in advances by borrowers for taxes and insurance	12	(160)	144
Net increase (decrease) in deposits	(115,925)	81,764	(53,405)
Proceeds from Federal Home Loan Bank advances	60,900	140,020	217,040
Repayment on Federal Home Loan Bank advances	(53,500)	(175,685)	(148,540)

Net cash from financing activities	(108,513)	45,939	15,239

NET CHANGE IN CASH AND DUE FROM BANKS	(9,557)	31,385	87

CASH AND DUE FROM BANKS, beginning of year	42,388	11,003	10,916

CASH AND DUE FROM BANKS, end of year	$32,831	$42,388	$11,003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Noncash investing activities
Net loans transferred to real estate owned	$22,389	$5,793	$424

Portfolio loans transferred to loans held-for-sale	$3,374	$—	$—

Loans held for sale transferred to portfolio	$139	$—	$642

Originations of mortgage servicing rights	$319	$549	$414

Loans securitized into mortgage-backed securities	$5,016	$30,269	$10,866

Cash paid during the year for
Interest	$14,833	$20,847	$22,541

Income taxes	$665	$325	$1,545

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies

Adoption of plan of conversion - On July 15, 2008, the Board of Trustees of Anchor Mutual Savings Bank (the Bank) approved a plan of conversion (the Plan) that provides for the conversion of the Bank from a Washington State-chartered mutual savings bank to a Washington State-chartered stock savings bank pursuant to the requirements of the Washington State Department of Financial Institutions and the Federal Deposit Insurance Corporation (FDIC). As part of the conversion, the Plan provides for the concurrent formation of a holding company to be known as Anchor Bancorp (the Holding Company) that will own 100% of the common stock of the Bank. Following the receipt of all required regulatory approvals, the approval of the depositors and borrowers of the Bank eligible to vote on the Plan, and the satisfaction of all other conditions precedent to the conversion, the Bank will consummate the conversion.

Upon the consummation of the conversion, the legal existence of the Bank shall not terminate, but the stock bank shall be a continuation of the mutual bank. The stock bank shall have, hold, and enjoy the same in its own right as fully and to the same extent as the same was possessed, held, and enjoyed by the mutual bank. The stock bank at the time and the taking effect of the conversion shall continue to have and succeed to all the rights, obligations, and relations of the mutual bank. Also, upon consummation of the conversion, there will be restrictions on dividends, loans, and advances of the stock bank.

At the time of conversion, the Bank will establish a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

General - The Bank is a Washington State-chartered mutual savings bank that provides a range of financial services to individuals and small businesses primarily in Washington State. The Bank’s primary regulators are the FDIC and the Department of Financial Institutions of the State of Washington, Division of Banks. The Bank’s deposits are insured by the Deposit Insurance Fund of the FDIC.

Lines of business - The Bank’s operations include commercial banking services, such as lending activities, deposit products, and other cash management services. The performance of the Bank as a whole is reviewed by the Board of Trustees and Senior Management Committee. The Senior Management Committee, which is the senior decision-making group of the Bank, is composed of six members, including the President/CEO. Segment information is not necessary to be presented in the notes to the consolidated financial statements because operating decisions are made based on the performance of the Bank as a whole.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Financial statement presentation and use of estimates - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ from estimated amounts. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate owned, deferred tax assets, and the carrying value of mortgage servicing rights. In the ordinary course of business, the Bank enters into commitments to extend credit, including commitments under lines of credit, bank cards, letters of credit, standby letters of credit, and guarantees. Such financial instruments are recorded when they are funded.

Principles of consolidation - The consolidated financial statements include the accounts of Anchor Mutual Savings Bank and its wholly owned subsidiary, Anchor Financial Services (inactive) (collectively, the Bank). All material intercompany accounts have been eliminated in consolidation.

Cash and due from banks - For purposes of the statement of cash flows, the Bank considers all deposits and funds in interest-bearing accounts with an original term to maturity of three months or less to be cash equivalents. The Bank maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Bank has not experienced any losses in such accounts and evaluates the credit quality of these banks and financial institutions to mitigate its credit risk.

Restricted assets - Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The amount required to be on deposit was approximately $1,328 and $1,535 at June 30, 2010 and 2009, respectively. The Bank was in compliance with this requirement at June 30, 2010 and 2009.

The Bank posts cash collateral for retail Visa activity with third-party financial institutions. At June 30, 2010 and 2009, cash collateral totaled $654.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Investment securities - Securities are classified as held-to-maturity when the Bank has the ability and positive intent to hold them to maturity. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Securities bought and held principally for the purpose of sale in the near term are classified as trading securities and are carried at fair value. There were no trading securities at June 30, 2010 and 2009. Securities not classified as trading or held-to-maturity are classified as available-for-sale. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings and are reported net of tax as a separate component of equity until realized. These unrealized holding gains and losses, net of tax, are also included as a component of comprehensive income. The Bank evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and that the Bank does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery. In analyzing an issuer’s financial condition, the Bank may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

Realized gains and losses are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank stock - The Bank’s investment in Federal Home Loan Bank of Seattle (FHLB) stock is carried at cost, which approximates fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At June 30, 2010 and 2009, the Bank’s minimum investment requirement was approximately $5,793 and $5,038, respectively. The Bank was in compliance with the FHLB minimum investment requirement at June 30, 2010 and 2009.

Management evaluates FHLB stock for impairment as needed. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared with the capital stock amount for the FHLB and the length of time this situation has persisted; (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB; and (4) the liquidity position of the FHLB.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Securitizations - The Bank securitizes, sells, and services interests in residential home loans. The Bank securitizes through the Federal Home Loan Mortgage Corporation (FHLMC), and no gain is recognized at the time of securitization on retained interests. The Bank generally retains the right to service sold loan securitizations, and gain on sale of assets is based, in part, on the Bank’s allocation of the previous carrying amount of the sold assets. Of the total serviced loan portfolio as disclosed in Note 5 at June 30, 2010 and 2009, approximately $75,189 and $80,700, respectively, represent securitized loans; the remaining balance of serviced loans is composed of direct loan sales and participations. The loans have been sold without recourse, servicing retained. All principal, interest, late fees, and escrow payments are collected and remitted to the investor monthly.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, net of unamortized nonrefundable loan fees and related direct loan origination costs. Deferred net fees and costs are recognized in interest income over the loan term using a method that generally produces a level yield on the unpaid loan balance. Interest is accrued primarily on a simple interest basis.

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or because such loans have become contractually past due 90 days with respect to principal or interest. When a loan is placed on nonaccrual, all previously accrued but uncollected interest is reversed against current-period interest income. All subsequent payments received are first applied to unpaid principal and then to unpaid interest. Interest income is accrued at such time as the loan is brought fully current as to both principal and interest, and, in management’s judgment, such loans are considered to be fully collectible.

Loans are considered impaired when, based on current information, management determines it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement, including scheduled interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the estimated present value of expected future cash flows discounted at the loan’s effective date, or the fair value of the collateral if the loan is collateral-dependent. Excluded from impairment analysis are large groups of smaller balance homogeneous loans, such as consumer and residential mortgage loans.

Allowance for loan losses - Key elements of the allowance for loan loss methodology include the specific loan loss reserve, the general loan loss reserve, and the unallocated surplus, individually described below.

The specific loan loss reserve is established for individually impaired loans when the discounted cash flow or collateral value of the impaired loan is lower than the carrying value of that loan.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The general loan loss reserve is calculated by applying a specific loss percentage factor to the various groups of loans by loan type, based upon historic loss experience, and adjusted based upon the risk grade attached to any loan or group of loans. This portion of the allowance may be further adjusted for qualitative and environmental conditions such as changes in lending policies and procedures; experience and ability of lending staff; concentrations of credit; national, regional, and local economic conditions; and other factors including levels and trends of delinquency.

The unallocated reserve recognizes the estimation risk associated with the mathematical calculations applied in both specific and general portions of the allowance for loan loss, together with the assumption risk relative to management’s assessment of the variables included in the qualitative and environmental factors.

The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current-period operating results and decreased by the amount of chargeoffs, net of recoveries.

Loans held-for-sale - Loans originated as held-for-sale are carried at the lower of cost or market value on an aggregate basis. Net unrealized losses, if any, are recognized through a valuation allowance by a charge to income. Nonrefundable fees and direct loan origination costs related to loans held-for-sale are deferred and recognized when the loans are sold.

Real estate owned - Real estate owned (REO) and other repossessed items consist of properties or assets acquired through or in lieu of foreclosure in full satisfaction of a loan receivable, and are recorded initially at the lower of cost or fair value of the REO properties less estimated costs of disposal. Costs relating to development and improvement of the properties or assets are capitalized, while costs relating to holding the properties or assets are expensed. Valuations are periodically performed by management, and a charge to earnings is recorded if the recorded value of a property exceeds its estimated net realizable value.

Gains or losses at the time the property is sold are charged or credited to noninterest expense in the period in which they are realized. The amounts the Bank will ultimately recover from real estate owned may differ substantially from the carrying value of the assets because of future market factors beyond the control of the Bank or because of changes in the Bank’s strategy for recovering its investments.

Life insurance investment - The Bank is the sole beneficiary of life insurance policies that are recorded at their cash surrender value, net of any surrender charges, and cover certain key executives of the Bank. The $703, $680, and $618 of income for the years ended June 30, 2010, 2009, and 2008, respectively, is tax-exempt and included in other income.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Transfers of financial assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage servicing rights - Mortgage servicing rights are recorded as separate assets when mortgage loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with servicing rights retained. Annually, the Bank estimates the fair value of its mortgage servicing rights based upon observed market prices.

Mortgage servicing rights are amortized in proportion to, and over, the estimated period that net servicing income will be collected. The carrying value of mortgage servicing rights is periodically evaluated in relation to estimated future cash flows to be received, and such carrying value is adjusted for indicated impairments based on management’s best estimate of the remaining cash flows. The Bank has stratified its mortgage servicing rights based on whether the loan was sold or securitized and the interest rate of the underlying loans. The Bank uses the direct write-down method for mortgage servicing rights where the serviced loan has been paid off.

Property, premises, and equipment - Property, premises, and equipment are stated at cost less accumulated depreciation. The depreciation charged is computed on the straight-line method over estimated useful lives as follows:

Buildings	40 years
Furniture and equipment	5 - 10 years
Improvements	10 years
Computer equipment	3 years

Income taxes - The Bank accounts for income taxes using the asset and liability method, and deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. When circumstances warrant, the Bank assesses the likelihood that the net deferred tax assets will more likely than not be recovered from future projected taxable income.

Advertising costs - The Bank expenses advertising costs as they are incurred. Total advertising expenses were approximately $474, $796, and $691 for the years ended June 30, 2010, 2009, and 2008, respectively.

Financial instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Contingencies - The Bank is a defendant in various legal proceedings arising in connection with its business. It is the opinion of management that the financial position and the results of operations of the Bank will not be materially adversely affected by the final outcome of the legal proceedings and that adequate provision has been made in the accompanying consolidated financial statements.

At periodic intervals, the Washington State Department of Financial Institutions and the FDIC routinely examine the Bank’s financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Bank’s financial statements be adjusted in accordance with their findings.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of the equity section of the balance sheet.

Fair value - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (ASC) 820 also establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements.

The Bank determined the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair values. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s estimates for market assumptions.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions that market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from an independent source. Unobservable inputs are assumptions based on the Bank’s own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy:

●	Level 1 - Quoted prices for identical instruments in active markets.

●
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-driven valuations whose inputs are observable.

●	Level 3 - Instruments whose significant value drivers are unobservable.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements - The Financial Accounting Standards Board’s (FASB’s) ASC became effective on July 1, 2009. At that date, the ASC became the FASB’s officially recognized source of authoritative Generally Accepted Accounting Principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative.

In December, 2009, the FASB issued Accounting Standards Update 2009-16, Transfer and Servicing (Topic 860) Accounting for Transfers of Financial Assets (ASU) which amends ASC 860-10, Transfers and Servicing-Overall (ASC 860-10) and adds transition paragraphs 860-10-65-3 of ASC 860-10. ASC 860-10 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets, and requires additional disclosures. ASC 860-10 is effective for the Bank for the fiscal year beginning July 1, 2011. The adoption of ASC 860-10 is not expected to have a material impact on the Bank’s consolidated financial statements.

In January, 2010, the FASB issued ASU 2010-06, (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 revises two disclosure requirements concerning fair value measurement and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances, and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosure should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. The Bank’s disclosures about fair value measurements are presented in Note 16. These new disclosure requirements were adopted by the Bank during the current period, with the exception of the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. With respect to the portions of this ASU that were adopted during the current period, the adoption of this standard did not have a material impact on the Bank’s consolidated financial statements. Management does not believe that the adoption of the remaining portion of this ASU will have a material impact on the Bank’s consolidated financial statements.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In April 2010, FASB issued ASU No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset, which clarifies the accounting for acquired loans that have evidence of a deterioration in credit quality since origination (referred to as “Subtopic 310-30 Loans”). Under this ASU, an entity may not apply troubled debt restructuring (TDR) accounting guidance to individual Subtopic 310-30 Loans that are part of a pool, even if the modification of those loans would otherwise be considered a troubled debt restructuring. Once a pool is established, individual loans should not be removed from the pool unless the entity sells, forecloses, or writes off the loan. Entities would continue to consider whether the pool of loans is impaired if expected cash flows for the pool change. Subtopic 310-30 Loans that are accounted for individually would continue to be subject to TDR accounting guidance. A one-time election to terminate accounting for loans as a pool, which may be made on a pool-by-pool basis, is provided upon adoption of the ASU. This ASU is effective for the quarter ended September 30, 2010. Adoption of this ASU is not expected to significantly impact the Bank’s consolidated financial statements.

On July 21, 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables, and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact, and the segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio’s risk and performance. This ASU is effective for interim and annual reporting periods ending after December 15, 2010. Adoption of this ASU is expected to significantly expand disclosures within the consolidated financial statements.

Reclassifications - Certain amounts reported in prior-year financial statements have been reclassified to conform to the current presentation. The reclassifications have no effect on previously reported net income.

Note 2 - Regulatory Order, Economic Environment, and Management’s Plans

On August 12, 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the FDIC order) with the FDIC, and the Washington Department of Financial Institutions, Division of Banks (DFI). The FDIC and DFI determined that the Bank had engaged in unsafe or unsound banking practices. Under the terms of the FDIC order, the Bank cannot declare dividends without the prior written approval of the FDIC and the DFI. Other material provisions of the FDIC order require the Bank to: (i) maintain specified capital and liquidity ratios and (ii) prepare and submit progress reports to the FDIC and DFI. The FDIC order will remain in effect until modified or terminated by the FDIC and the DFI. The Bank has been actively engaged in responding to the concerns raised by the FDIC order.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 2 - Regulatory Order, Economic Environment, and Management’s Plans (continued)

The FDIC order does not restrict the Bank from transacting its normal banking business. The Bank will serve its customers in all areas including making loans, establishing lines of credit, accepting deposits, and processing banking transactions. All customer deposits remain fully insured to the highest limits set by the FDIC. The FDIC and DFI did not impose any monetary penalties. In response to financial results for the year ended June 30, 2010, and to address the provisions of the FDIC order, the Bank has developed specific plans focused on increasing liquidity, reducing nonperforming assets, and improving capital levels.

The Bank’s first priority is to maintain liquidity sufficient to continue to meet all obligations as they come due. The Bank’s second priority is to reduce nonperforming assets. The Bank’s third priority is to increase capital levels in order to offset net losses incurred. The Bank plans to improve capital levels by managing the Bank’s asset size and composition, reducing or maintaining operating costs, as necessary, and obtaining additional equity financing.

As previously announced, the Bank plans to complete a mutual to stock conversion and will offer common stock in conjunction with the conversion. There can be no assurances that the conversion and offering will be completed. Refer to Note 12 for disclosure regarding the Bank’s regulatory capital requirements.

Management believes the Bank is taking appropriate steps to comply with the FDIC order and has the ability to maintain capital and liquidity ratios in this challenging economic environment over the next 12 months.

Note 3 - Securities

The amortized cost and estimated fair market values of investment securities, including mortgage-backed securities, available-for-sale, and held-to-maturity (classified by type and contractual maturity) were as follows:

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
Debt securities
Municipal bonds
Within 1 yr	$1,011	$16	$—	$1,027
After 1 through 5 yr	820	35	—	855
After 5 through 10 yr	675	16	—	691
After 10 yr	866	—	(8)	858
U.S. government agency securities
After 1 through 5 yr	2,999	152	—	3,151
FHLMC mortgage-backed securities	39,440	2,757	—	42,197

	$45,811	$2,976	$(8)	$48,779
Securities held-to-maturity
Debt securities
FHLMC mortgage-backed securities	$9,880	$675	$—	$10,555
Municipal bonds
After 10 yr	155	—	—	155

	$10,035	$675	$—	$10,710

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 3 - Securities (continued)

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
Debt securities
Municipal bonds
Within 1 yr	$520	$9	$—	$529
After 1 through 5 yr	1,703	61	—	1,764
After 5 through 10 yr	805	5	(5)	805
After 10 yr	872	—	(27)	845
U.S. government agency securities
Within 1 yr	2,000	41	—	2,041
After 1 through 5 yr	2,998	194	—	3,192
FHLMC mortgage-backed securities	56,820	1,559	(237)	58,142

	$65,718	$1,869	$(269)	$67,318
Securities held-to-maturity
Debt securities
FHLMC mortgage-backed securities	$12,388	$332	$—	$12,720
Municipal bonds
After 10 yr	161	—	—	161

	$12,549	$332	$—	$12,881

At June 30, 2010 and 2009, 1 and 10 securities, respectively, were in an unrealized loss position. The fair value of temporarily impaired securities, the amount of unrealized losses, and the length of time these unrealized losses existed as of June 30, 2010 and 2009, respectively, are as follows:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2010
Securities available-for-sale
Debt securities
Municipal bonds
After 10 yr	$636	$8	$—	$—	$636	$8

June 30, 2009
Securities available-for-sale
Debt securities
Municipal bonds
After 5-10 yr	$345	$5	$—	$—	$345	$5
After 10 yr	—	—	618	27	618	27
FHLMC mortgage-backed securities	14,280	237	—	—	14,280	237

Total	$14,625	$242	$618	$27	$15,243	$269

Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations; therefore these securities are classified separately with no specific maturity date.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 3 - Securities (continued)

For the years ended June 30, 2010, 2009, and 2008, proceeds from sales and maturities of securities available-for-sale were $18,537, $16,750, and $3,000, respectively. Gross realized gains were $120, $5, and $0, and gross realized losses were $33, $0, and $0 on the sale of securities available-for-sale for the years ending June 30, 2010, 2009, and 2008, respectively.

At June 30, 2010 and 2009, respectively, securities with total par values of $6,697 and $4,988, and total fair values of $6,783 and $5,070 were pledged to secure certain public deposits. Securities with total par values of $702 and $1,681 and total fair values of $756 and $1,696, respectively, were pledged to secure certificates of deposit in excess of FDIC-insured limits. Securities with total par values of $2,927 and $11,317 and total fair values of $2,971 and $11,649, respectively, were pledged to secure Federal Home Loan Bank borrowings. At June 30, 2010 and 2009, respectively, securities with total par values of $949 and $6,667 and a total fair value of $942 and $6,554 were pledged to secure a line of credit with the Federal Reserve Bank.

Note 4 - Loans Receivable

Loans receivable consisted of the following:

	June 30,
	2010	2009
Real estate
One to four family residential	$112,835	$114,823
Multi-family residential	45,983	52,661
Commercial	118,492	123,902
Construction	36,812	106,163
Land loans	7,843	9,211

Total real estate	321,965	406,760

Consumer
Home equity	42,446	49,028
Credit cards	7,943	8,617
Automobile	8,884	14,016
Other consumer loans	4,160	5,142

Total consumer	63,433	76,803

Commercial business loans	21,718	17,172

Total loans	407,116	500,735

Less
Deferred loan fees and unamortized discount on purchased loans	917	1,315
Allowance for loan losses	16,788	24,463

	$389,411	$474,957

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 4 - Loans Receivable (continued)

The Bank originates both adjustable and fixed-interest-rate loans. At June 30, 2010, the composition of these loans, less undisbursed amounts, was as follows:

	Fixed Rate	Adjustable Rate	Total

Less than one year	$36,825	$42,986	$79,811
After one through five years	88,096	35,718	123,814
After five through ten years	59,050	16,467	75,517
After ten years	108,857	19,117	127,974

	$292,828	$114,288	$407,116

Adjustable rate loans have interest rate adjustment limitations and are generally indexed to either the Treasury bill one-year rate or the monthly weighted-average cost of funds for 12th district institutions regulated by the Office of Thrift Supervision, as published by the Federal Home Loan Bank of Seattle.

Outstanding commitments to borrowers for loans as of June 30, 2010 and 2009, totaled $579 and $3,492, respectively. Unfunded commitments under lines of credit as of June 30, 2010 and 2009, totaled $36,664 and $57,355, respectively.

The following table sets forth the activity in the allowance for loan losses account:

	June 30,
	2010	2009	2008

Beginning balance	$24,463	$7,485	$4,644
Provision for losses	2,615	20,263	3,545
Chargeoffs	(10,626)	(3,389)	(842)
Recoveries	336	104	138

	$16,788	$24,463	$7,485

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 4 - Loans Receivable (continued)

The following table sets forth the activity in impaired loans:

	June 30,
	2010	2009	2008
Impaired loans without a valuation allowance	$8,174	$15,471	$19,673
Impaired loans with a valuation allowance	23,872	40,697	9,697

Total impaired loans	$32,046	$56,168	$29,370

Valuation allowance related to impaired loans	$8,491	$11,395	$2,440

Average investment in impaired loans	$33,640	$49,451	$17,433

Interest income recognized on a cash basis on impaired loans	$57	$1,248	$2,520

At June 30, 2010 and 2009, respectively, loans (including amounts committed) of $7,350 and $21,240 represent real estate secured loans that have loan-to-value ratios above supervisory guidelines.

At June 30, 2010 and 2009, troubled debt restructured loans, included in impaired loans above, totaled $13,491 and $2,670, respectively. Restructured loans are an option that the Bank uses to minimize risk of loss. The modifications have included items such as lowering the interest on the loan for a period of time and extending the maturity date of the loan. These modifications are made only when there is a reasonable and attainable workout plan that has been agreed to by the borrower and is in the Bank’s best interest. At June 30, 2010, there were no commitments to lend additional funds to borrowers whose loans have been modified in troubled debt restructurings. Nonaccrual loans totaled $19,756 and $42,345 at June 30, 2010 and 2009, respectively. Loans 90 days and over past due still accruing interest were $886 and $18,304 at June 30, 2010 and 2009, respectively.

Note 5 - Mortgage Servicing Rights

At June 30, 2010 and 2009, the Bank was servicing loans (including participations) for others amounting to $168,771 and $145,153, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Bank held borrowers’ escrow balances of $971 and $786 at June 30, 2010 and 2009, respectively.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 5 - Mortgage Servicing Rights (continued)

The Bank accounts for mortgage servicing rights initially at fair value. Subsequently, the Bank amortizes the mortgage servicing right asset over its expected life. Annually, the Bank evaluates the fair value of the mortgage servicing right asset. At June 30, 2010 and 2009, a valuation allowance of $0 and $40, respectively, was necessary to adjust the aggregate cost basis of the mortgage servicing right asset to fair market value.

The fair value of mortgage servicing rights was determined using a discount rate of 7.875%; prepayment speeds ranging from 10.02% to 38.34%, depending on the stratification of the specific right; and a weighted-average default rate of 0.25%. If interest rates increase by 2%, the expected change in value of the mortgage servicing right is expected to increase to $1,995. If the interest rates decrease by 2%, the expected change in value of the mortgage servicing right is expected to decrease to $392.

Activity in the mortgage servicing rights account is summarized as follows:

	June 30,
	2010	2009	2008
Balance, beginning of year, before valuation allowance	$915	$652	$572
Originations
Single-family residential loans	319	549	414
Amortization	(228)	(168)	(266)
Payoffs	(82)	(118)	(68)

Balance, end of year, before valuation allowance	$924	$915	$652

Activity in the valuation allowance for mortgage servicing rights is summarized as follows:

	June 30,
	2010	2009	2008
Balance, beginning of year	$(40)	$—	$—
Valuation allowance	40	(40)	—

Balance, end of year	$—	$(40)	$—

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 6 - Other Real Estate Owned (OREO), Net

The following table presents activity related to OREO for the periods shown:

	June 30,
	2010	2009	2008

Beginning balance	$2,990	$1,524	$2,087
Net loans transferred to OREO	22,389	5,793	424
Capitalized improvements	365	12	219
Sales	(8,032)	(3,584)	(1,083)
Impairments	(3,142)	(755)	(123)

	$14,570	$2,990	$1,524

Note 7 - Property, Premises, and Equipment

Property, premises, and equipment owned by the Bank are summarized as follows:

	June 30,
	2010	2009

Land	$2,414	$2,414
Building and improvements	18,348	18,578
Furniture and fixtures	6,436	6,461
Automobiles	311	311
Software	1,197	1,052
Leasehold improvements	218	36

	28,924	28,852
Less accumulated depreciation and amortization	(14,489)	(13,439)

Property, premises, and equipment, net of depreciation and amortization	$14,435	$15,413

Depreciation and amortization expense for the years ended June 30, 2010, 2009, and 2008, was $1,349, $1,533 and $1,598, respectively.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 8 - Deposits

Deposits consist of the following:

	June 30,
	2010		2009
	Amount	Percent	Amount	Percent

Noninterest-bearing demand deposits	$28,718	8.1%	$28,673	6.1%
Interest-bearing demand deposits, weighted-average rate of .52% and .35% in 2010 and 2009, respectively	25,483	7.2%	25,003	5.3%
Savings deposits, weighted-average rate of .76% in 2010 and .94% in 2009	29,756	8.4%	28,589	6.1%
Money market accounts, weighted-average rate of 1.46% and 2.64% in 2010 and 2009, respectively	70,367	19.8%	117,176	24.8%
Certificates of deposit
0.00 to 3.49%	114,657	32.1%	115,092	24.4%
3.50 to 5.49%	86,807	24.4%	157,180	33.3%

Total certificates of deposit	201,464	56.5%	272,272	57.7%

Total deposits	$355,788	100.0%	$471,713	100.0%

Certificates of deposits in denominations of $100 or more were $86,862 and $149,403 at June 30, 2010 and 2009, respectively. Interest on certificates of deposits in denominations of $100 or more totaled $4,239, $5,893, and $7,099 for the years ended June 30, 2010, 2009, and 2008, respectively. Included in deposit funds at June 30, 2010 and 2009, respectively, are $10,833 and $11,679 of public funds. Brokered deposit balances were $21,765 and $84,717 at June 30, 2010 and 2009, respectively.

As of June 30, certificates mature as follows:

	June 30,
	2010	2009

One year or less	$124,596	$161,064
After one year through three years	41,450	93,996
More than three years	35,418	17,212

	$201,464	$272,272

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 9 - Borrowings

The Bank is a member of the FHLB of Seattle. Based on eligible collateral, consisting of loans at June 30, 2010 and 2009, the amount available under this line of credit was $142,888 and $247,500, respectively. Total advances at June 30, 2010 and 2009 were $136,900 and $129,500. Borrowings generally provide for interest at the then-current published rates. FHLB advances (at weighted-average interest rates of 3.07% and 4.94% at June 30, 2010 and 2009, respectively) and lines of credit are scheduled to mature as follows:

	June 30,
	2010	2009

One year or less	$98,400	$53,500
After one year through three years	21,000	58,500
More than three years	17,500	17,500

	$136,900	$129,500

Advances from FHLB are collateralized by all FHLB stock owned by the Bank, deposits with the FHLB, certain investments, and all loans as described in the Advances, Pledge, and Security Agreement with the FHLB. The maximum and average outstanding advances and lines of credit from the FHLB are as follows:

	June 30,
	2010	2009
Highest outstanding advances at month-end for the previous 12 months	$136,900	$175,828

Average outstanding	$135,975	$151,193

The Bank established a line of credit with the Federal Reserve Bank of San Francisco, subject to collateralization requirements. Based on eligible collateral at June 30, 2010 and 2009, the Bank had an available line of credit of approximately of $875 and $5,800, respectively. The line of credit is subject to annual renewal. At June 30, 2010 and 2009, there was no outstanding balance. Borrowed funds would accrue interest at the then-existing federal funds rate.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 10 - Supplemental Executive Retirement Plan

On July 1, 2002, the Bank implemented a nonqualified Supplemental Executive Retirement Plan (SERP) for the benefit of senior officers and trustees of the Bank. The agreements entitle these individuals to receive defined benefits upon their retirement or death based on the appreciation in Bank value. The Bank appreciation will be the difference between the most recent Bank valuation at the time of redemption and the Bank value established at the date of admission to the plan. On January 1, 2004, the plan was amended to provide that a participant’s SERP unit valuation shall be valued at no less than 90%, and no more than 125%, of the participant’s SERP unit as of the preceding valuation date. The value of the participant’s SERP unit is based upon the overall value of the Bank, as determined annually by an outside firm. The accrual for the deferred compensation owed under the plan is based upon the net present value of the vested benefits expected to be paid under the plan. The Bank recognized $62, $18, and $(25) in compensation cost (benefit) related to the SERP for the years ended June 30, 2010, 2009, and 2008, respectively. The SERP liability totaled $1,939 and $2,001 at June 30, 2010 and 2009, respectively.

Note 11 - Income Taxes

Provision (benefit) for income tax includes the following components:

	Year Ended June 30,
	2010	2009	2008

Current	$(3,236)	$(3,867)	$1,846
Deferred	278	944	(1,848)

Total	$(2,958)	$(2,923)	$(2)

Retained earnings at June 30, 2010 and 2009, include approximately $5,500 in tax-basis bad debt reserves for which no income tax liability has been recorded. In the future, if this tax-basis bad debt reserve is used for purposes other than to absorb bad debts, or if legislation is enacted requiring recapture of all tax-basis bad debt reserves, the Bank will incur a federal tax liability at the then-prevailing corporate tax rate.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 11 - Income Taxes (continued)

A reconciliation of the provision (benefit) for income tax based on statutory corporate tax rates on pre-tax income and the provision shown in the accompanying consolidated statement of operations is summarized as follows:

	Amount	Percent of Pre-Tax Income
2010
Income taxes computed at statutory rates	$(863)	(34.0%)
Tax-exempt income	(294)	(11.6%)
Change in deferred tax asset valuation allowance	(2,257)	(88.9%)
Other, net	456	18.0%

Benefit for income tax	$(2,958)	(116.5%)

2009
Income taxes computed at statutory rates	$(7,880)	(34.0%)
Tax-exempt income	(291)	(1.3%)
Change in deferred tax asset valuation allowance	5,227	22.6%
Other, net	21	0.1%

Benefit for income tax	$(2,923)	(12.6%)

2008
Income taxes computed at statutory rates	$267	(34.0%)
Tax-exempt income	(274)	(34.9%)
Other, net	5	0.6%

Benefit for income tax	$(2)	(0.3%)

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 11 - Income Taxes (continued)

The components of net deferred tax assets and liabilities are summarized as follows:

	June 30,
	2010	2009
Deferred tax assets
Allowance for loan losses	$4,525	$8,101
AMT credit carryforward	—	168
Deferred compensation - SERP	659	680
Securities impairment charge	340	340
Other	1,068	238

Total deferred tax assets	6,592	9,527

Deferred tax liabilities
Deferred loan fees and costs	827	811
FHLB stock dividends	1,073	1,073
Mortgage servicing rights	314	297
Unrealized gain on securities available-for-sale	1,009	544
Accumulated depreciation	25	459

Total deferred tax liabilities	3,248	3,184

Net deferred tax asset, before valuation allowance	3,344	6,343

Valuation allowance	2,971	5,227

Net deferred tax asset, after valuation allowance	$373	$1,116

Deferred tax assets are deferred tax consequences attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, the Bank recorded a valuation allowance of $2,971 and $5,227 at June 30, 2010 and 2009, respectively.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 11 - Income Taxes (continued)

The Bank had no unrecognized tax benefits at June 30, 2010, 2009, and 2008.

The Bank recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended June 30, 2010, 2009, and 2008, the Bank recognized no interest and penalties.

The Bank files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Bank is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2006.

Note 12 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined).

Although the Bank is “well capitalized” at June 30, 2010, based on financial statements prepared in accordance with generally accepted accounting principles in the United States and the general percentages in the regulatory guidelines, the Bank understands that it is no longer regarded as “well capitalized” for federal regulatory purposes, as a result of the deficiencies cited in the FDIC order. As a result of this reclassification, the Bank’s borrowing costs and terms from the FRB and FHLB, as well as the Bank’s premiums to the Deposit Insurance Fund administered by the FDIC, did increase.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 12 - Regulatory Capital Requirements (continued)

The Bank’s actual capital amounts and ratios are also presented in the following table:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2010
Total capital
(to risk-weighted assets)	$47,232	11.8%	$32,050	8.0%	$40,062	10.0%
Tier I capital
(to risk-weighted assets)	$42,184	10.5%	$16,025	4.0%	$24,037	6.0%
Tier I leverage capital
(to average assets)	$42,184	7.6%	$22,200	4.0%	$27,750	5.0%

As of June 30, 2009
Total capital
(to risk-weighted assets)	$47,736	10.1%	$37,637	8.0%	$47,047	10.0%
Tier I capital
(to risk-weighted assets)	$41,766	8.9%	$18,819	4.0%	$28,228	6.0%
Tier I leverage capital
(to average assets)	$41,766	6.2%	$26,971	4.0%	$33,714	5.0%

Note 13 - Employee Benefit Plans

The Bank maintains a savings and investment plan under Section 401(k) of the Internal Revenue Code for all salaried employees with three consecutive months of service. Employees with one year of service are eligible to receive employer matching contributions. The employer match remains at one year of service. The plan is funded by both voluntary employee salary deferrals of up to 50% of annual compensation and employer matching contributions as specified by the plan. Employer contributions to this plan totaled $160, $180, and $124 for the years ended 2010, 2009, and 2008, respectively.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 14 - Related Party Transactions

During the normal course of business, the Bank originates loans to trustees, committee members, and senior management. Such loans are granted with interest rates, terms, and collateral requirements substantially the same as those for all other customers.

Loans to trustees, executive officers, and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity as follows and were within regulatory limitations:

	June 30,
	2010	2009

Total loans	$1,128	$1,969

Total deposits	$2,106	$2,384

Note 15 - Loan Commitments and Contingent Liabilities

Credit-related financial instruments - The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to a varying degree, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	June 30,
	2010	2009

Commitments to grant loans	$579	$3,492

Unfunded commitments under lines of credit	$36,664	$57,355

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 15 - Loan Commitments and Contingent Liabilities (continued)

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent that the Bank is committed.

Contingent liabilities for sold loans - In the ordinary course of business, the Bank sells loans without recourse that may have to subsequently be repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, breach of representation or warranty, and fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Bank has no commitment to repurchase the loan. The Bank has recorded no reserve to cover loss exposure related to these guarantees. The principal balance of loans sold without recourse as of June 30, 2010 and 2009, was $160,159 and $138,147, respectively. The Bank repurchased one loan for the year ended June 30, 2010, and repurchased no loans for the years ended June 30, 2009, and 2008.

Operating lease commitment - The Bank leases space for branches and operations located in Olympia, Hoquiam, Shelton, Chehalis, Vancouver, and Yelm, Washington. These leases run for periods ranging from three to 10 years. All leases require the Bank to pay all taxes, maintenance, and utility costs, as well as maintain certain types of insurance. The annual lease commitments for the next five years are as follows:

YEAR ENDING JUNE 30,	AMOUNT

2011	$268
2012	$219
2013	$153
2014	$12
2015	$—

Rental expense (including sublease termination costs of $178 incurred when closing four branches for the year ended June 30, 2009) charged to operations was approximately $356, $663, and $521 for the years ended June 30, 2010, 2009, and 2008, respectively.

Advance payments by borrowers for taxes and insurance - At June 30, 2010 and 2009, advance payments by borrowers for taxes and insurance collected by the Bank totaled $1,423 and $1,435, respectively.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 16 - Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis - Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. The following table shows the Bank’s assets and liabilities measured at fair value on a recurring basis:

	June 30, 2010
	Level 1	Level 2	Level 3	Total

Securities available-for-sale	$—	$48,779	$—	$48,779

	June 30, 2009
	Level 1	Level 2	Level 3	Total

Securities available-for-sale	$—	$67,318	$—	$67,318

Assets measured at fair value on a nonrecurring basis - Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements that require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The following table presents the Bank’s assets measured at fair value on a nonrecurring basis:

	June 30, 2010
	Level 1	Level 2	Level 3	Total	Total Gains (Losses)

Impaired loans (1)	$—	$—	$16,473	$16,473	$(8, 187)
Real estate owned	$—	$—	$14,570	$14,570	$(8,047)
Mortgage servicing rights	$—	$924	$—	$924	$—
Loans held-for-sale (2)	$3,391	$—	$—	$—	$(52)

(1)  The balance disclosed for impaired loans represents the impaired loans where fair value is below cost at June 30, 2010 (unaudited). The amount disclosed as a loss represents the specific reserve against these loans at June 30, 2010.
(2)  The Fair Value is based on quoted market prices obtained from Federal Home Loan Mortgage Company.  FHLMC quotes are updated daily and represent prices at which loans are exchanged in high volumes and in a liquid market or from direct purchases to other third parties.

	June 30, 2009
	Level 1	Level 2	Level 3	Total	Total Gains (Losses)
Impaired loans (1)	$—	$—	$38,020	$38,020	$(11, 163)
Real estate owned	$—	$—	$2,990	$2,990	$(1,819)
Mortgage servicing rights	$—	$875	$—	$875	$(40)
Loans held-for-sale (2)	$694	$—	$—	$—	$(45)

(1)  The balance disclosed for impaired loans represents the impaired loans where fair value is below cost at June 30, 2009. The amount disclosed as a loss represents the specific reserve against these loans at June 30, 2009.
(2)  The Fair Value is based on quoted market prices obtained from Federal Home Loan Mortgage Corporation or from direct sales to other third parties.  FHLMC quotes are updated daily and represent prices at which loans are exchanged in high volumes and in a liquid market.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 16 - Fair Value Measurements (continued)

The fair value of impaired loans is determined using either the fair value of collateral less estimated selling costs. The fair value of real estate owned is estimated using the fair value of the collateral. The fair value of mortgage servicing rights is estimated using a model that includes observable assumptions of prepayment speeds, discount rates, and default rates. There were transfers out of Level 3 in 2010 and 2009.

The estimated fair values of financial instruments are as follows:

	June 30,
	2010		2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Cash and due from banks	$32,831	$32,831	$42,388	$42,388
Securities available-for-sale	$48,779	$48,779	$67,318	$67,318
Securities held-to-maturity	$10,035	$10,710	$12,549	$12,881
Loans held-for-sale	$3,947	$3,9 61	$5,132	$5,1 42
Loans receivable	$389,411	$360,697	$474,957	$486,706
Life insurance investment	$16,920	$16,920	$16,217	$16,217
Mortgage servicing rights	$924	$1,183	$875	$875
Accrued interest receivable	$2,158	$2,158	$2,623	$2,623
FHLB stock	$6,510	$6,510	$6,510	$6,510

Liabilities
Demand deposits, savings, and money market	$154,324	$154,324	$199,441	$199,441
Certificates of deposit	$201,464	$200,976	$272,272	$272,772
FHLB advances	$136,900	$138,312	$129,500	$129,793
Advance payments by borrowers for taxes and insurance	$1,423	$1,423	$1,435	$1,435

Commitments to extend credit represent the principal categories of off-balance-sheet financial instruments. The fair values of these commitments are not material since they are for a short period of time and are subject to customary credit terms.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and due from banks - For cash, the carrying amount is a reasonable estimate of fair value.

Securities - The estimated fair values of investments in debt securities were based on quoted market prices of similar securities.

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 16 - Fair Value Measurements (continued)

Loans held-for-sale - The fair value of loans held-for-sale is based on quoted market prices from Federal Home Loan Mortgage Corporation. The FHLMC quotes are updated daily and represent prices at which loans are exchanged in high volumes and in a liquid market.

Loans receivable - As June 30, 2010, loans were priced using comparable market statistics. The loan portfolio was segregated into various categories and a weighted average valuation discount that approximated similar loan sales was applied to each category.

Life insurance investment - The carrying amount is a reasonable estimate of its fair value.

Mortgage servicing rights - The fair value of mortgage servicing rights is estimated using a model that includes assumptions about prepayment speeds, discount rates, and default rates.

FHLB stock - FHLB stock is carried at par and does not have a readily determinable fair value. Ownership of FHLB stock is restricted to the FHLB and member institutions, and can only be purchased and redeemed at par. Due to ongoing turmoil in the capital and mortgage markets, the FHLB of Seattle has a risk-based capital deficiency largely as a result of write-downs on their private label mortgage-backed securities portfolios.

Demand deposits, savings, money market, and certificates of deposit - The fair value of the Bank’s demand deposits, savings, and money market accounts is the amount payable on demand. The fair value of fixed-maturity certificates is estimated using a discounted cash flow analysis using current rates offered for deposits of similar remaining maturities.

FHLB advances - The fair value of the Bank’s FHLB advances was calculated using the discounted cash flow method. The discount rate was equal to the current rate offered by the FHLB for advances of similar remaining maturities.

Accrued interest receivable and advance payments by borrowers for taxes and insurance - The carrying value has been determined to be a reasonable estimate of their fair value.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit us from offering our common stock to you, then this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in our affairs since any of the dates as of which information is furnished herein or since the date hereof.

3,450,000 Shares for Sale
(Anticipated Maximum,
Subject to Increase)

ANCHOR BANCORP

(Proposed Holding Company for Anchor Bank)

COMMON STOCK

PROSPECTUS

KEEFE, BRUYETTE & WOODS

Until the later of ___________ __, 2010 or 25 days after the commencement of the Syndicated Community Offering, if any, which is later, all dealers effecting transactions in our common stock may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Legal fees and expenses	$250,000
Securities marketing legal fees	45,000
EDGAR, copying, printing, postage and mailing	200,000
Appraisal preparation fees and expenses	70,000
Business plan preparation fees and expenses	35,000
Accounting fees and expenses	130,000
Securities marketing fees and expenses	532,315
Data processing fees and expenses	35,000	(1)
SEC registration fee	2,417
Blue Sky filing fees and expenses	5,000
NASDAQ listing fee	125,000
Stock transfer agent and regular fees and expenses	50,000
Other expenses - NASD filing fee, certificate printing, telephone/stock center	32,583
Total	1,512,315

(1) Included in securities marketing fees and expenses.

Item 14. Indemnification of Directors and Officers

In accordance with the Washington Business Corporation Act (“WBCA”), R.C.W. § 23B.08.570, Article XIV of Anchor Bancorp’s Articles of Incorporation provides as follows:

Indemnification.  The corporation shall indemnify and advance expenses to its directors, officers, agents and employees as follows:

A.           Directors and Officers.  In all circumstances and to the full extent permitted by the WBCA, the corporation shall indemnify any person who is or was a director, officer or agent of the corporation and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (including an action by or in the right of the corporation), by reason of the fact that he is or was an agent of the corporation, against expenses, judgments, fines, and amounts paid in settlement and incurred by him in connection with such action, suit or proceeding.  However, such indemnity shall not apply to: (a) acts or omissions of the director or officer finally adjudged to violate law; (b) conduct of the director or officer finally adjudged to violate RCW Chapter 23B.08.310 (relating to unlawful distributions by the corporation), or (c) any transaction with respect to which it was finally adjudged that such director and officer personally received a benefit in money, property, or services to which the director was not legally entitled.  The corporation shall advance expenses incurred in a proceeding for such persons pursuant to the terms set forth in a separate directors’ resolution or contract.

B.           Implementation.  The board of directors may take such action as is necessary to carry out these indemnification and expense advancement provisions.  It is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions, contracts or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions.  Such bylaws, resolutions, contracts, or further arrangements shall include, but not be limited to, implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

C.           Survival of Indemnification Rights.  No amendment or repeal of this Article XIV shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

D.           Service for Other Entities.  The indemnification and advancement of expenses provided under this Article XIV shall apply to directors, officers, employees, or agents of the corporation for both (a) service in such capacities for the corporation, and (b) service at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise.  A person is considered to be serving an employee benefit plan at the corporation’s request if such person’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.

E.           Insurance.  The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability under the provisions of this bylaw and the WBCA.

F.           Other Rights.  The indemnification provided by this section shall not be deemed exclusive of any other right to which those indemnified may be entitled under any other bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such an office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.  Notwithstanding any other provisions contained herein, these Articles of Incorporation are subject to the requirements and limitations set forth in state and federal laws, rules, regulations, or orders regarding indemnification and prepayment of legal expenses, including Section 18(k) of the Federal Deposit Insurance Act and Part 359 of the Federal Deposit Insurance Corporation’s Rules and Regulations or any successor regulations thereto.

Item 15. Recent Sales of Unregistered Securities

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules

The financial statements and exhibits filed as part of this registration statement are as follows:

(a) Exhibits

1.1	Engagement Letter between Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc. (a)

1.2	Form of proposed Agency Agreement among Anchor Bancorp and Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc. (a)

2	Amended Plan of Conversion of Anchor Mutual Savings Bank (a)

3.1	Articles of Incorporation of Anchor Bancorp (a)

3.2	Bylaws of Anchor Bancorp (a)

4	Form of Certificate for Common Stock (a)

5	Opinion of Breyer & Associates PC regarding legality of securities registered (a)

8.1	Federal Tax Opinion of Silver Freedman & Taff, L.L.P. (a)

8.2	State Tax Opinion of Blado Kiger, P.S. (a)

8.3	Opinion of RP Financial, LC. as to the value of subscription rights (a)

10.1	Form of Anchor Bank Employee Severance Compensation Plan (a)

10.2	Anchor Mutual Savings Bank Phantom Stock Plan (a)

10.3	Form of 401(k) Retirement Plan (a)

21	Subsidiaries of the Registrant (a)

23.1	Consent of Moss Adams LLP

23.2	Consent of Breyer & Associates PC (contained in opinion included as Exhibit 5) (a)

23.3	Consent of Silver Freedman & Taff, L.L.P. as to its Federal Tax Opinion (contained in opinion included as Exhibit 8.1) (a)

23.4	Consent of Blado Kiger, P.S. as to its State Tax Opinion (contained in opinion included as Exhibit 8.2) (a)

23.5	Consent of RP Financial, LC. (a)

24	Power of Attorney (contained in signature page to the registration statement) (a)

99.1	Order and Certification Form (a)

99.2	Solicitation and Marketing Materials (a)

99.3	Engagement Letters between Anchor Mutual Savings Bank and RP Financial, LC. (a)

99.4	Appraisal Report of RP Financial, LC. (a) (b)

99.5	Cease and Desist Order entered into by Anchor Mutual Savings Bank with the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions (a)

(a)	Previously filed.
(b)	Excludes certain tabular and statistical information pursuant to a hardship exemption request made under Rule 202 of Regulation S-T.

(b) Financial Statement Schedules

ANCHOR MUTUAL SAVINGS BANK

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

The financial statements of Anchor Bancorp have been omitted because Anchor Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the II-6 undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aberdeen, State of Washington on October  28 , 2010.

ANCHOR BANCORP

By:	/s/ Jerald L. Shaw
Jerald L. Shaw
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jerald L. Shaw	President and Chief Executive Officer	October 28 , 2010
Jerald L. Shaw	(Principal Executive Officer)

/s/ Terri L. Degner*	Executive Vice President and Chief	October 28 , 2010
Terri L. Degner	Financial Officer
(Principal Financial and Accounting Officer)

/s/ Robert D. Ruecker*	Chairman of the Board	October 28 , 2010
Robert D. Ruecker

/s/ Douglas A. Kay*	Vice Chairman of the Board	October 28 , 2010
Douglas A. Kay

/s/ George W. Donovan*	Director	October 28 , 2010
George W. Donovan

/s/ William Foster*	Director	October 28 , 2010
William Foster

/s/ Dennis C. Morrisette*	Director	October 28 , 2010
Dennis C. Morrisette

/s/ James A. Boora*	Director	October 28 , 2010
James A. Boora

* By power of attorney dated October 24, 2008.

INDEX TO EXHIBITS

1.1	Engagement Letter between Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc. (a)

1.2	Form of proposed Agency Agreement among Anchor Bancorp and Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc. (a)

2	Amended Plan of Conversion of Anchor Mutual Savings Bank (a)

3.1	Articles of Incorporation of Anchor Bancorp (a)

3.2	Bylaws of Anchor Bancorp (a)

4	Form of Certificate for Common Stock (a)

5	Opinion of Breyer & Associates PC regarding legality of securities registered (a)

8.1	Federal Tax Opinion of Silver Freedman & Taff, L.L.P. (a)

8.2	State Tax Opinion of Blado Kiger, P.S. (a)

8.3	Opinion of RP Financial, LC. as to the value of subscription rights (a)

10.1	Form of Anchor Bank Employee Severance Compensation Plan (a)

10.2	Anchor Mutual Savings Bank Phantom Stock Plan (a)

10.3	Form of 401(k) Retirement Plan (a)

21	Subsidiaries of the Registrant (a)

23.1	Consent of Moss Adams LLP

23.2	Consent of Breyer & Associates PC (contained in opinion included as Exhibit 5) (a)

23.3	Consent of Silver Freedman & Taff, L.L.P. as to its Federal Tax Opinion (contained in opinion included as Exhibit 8.1) (a)

23.4	Consent of Blado Kiger, P.S. as to its State Tax Opinion (contained in opinion included as Exhibit 8.2) (a)

23.5	Consent of RP Financial, LC. (a)

24	Power of Attorney (contained in signature page to the registration statement) (a)

99.1	Order and Certification Form (a)

99.2	Solicitation and Marketing Materials (a)

99.3	Engagement Letters between Anchor Mutual Savings Bank and RP Financial, LC. (a)

99.4	Appraisal Report of RP Financial, LC. (a) (b)

99.5	Cease and Desist Order entered into by Anchor Mutual Savings Bank with the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions (a)

(a)	Previously filed.
(b)	Excludes certain tabular and statistical information pursuant to a hardship exemption request made under Rule 202 of Regulation S-T.